As filed with the Securities and Exchange Commission on September 29, 2016

Registration No. 333-213390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TESLA MOTORS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Todd A. Maron

Philip L. Rothenberg

Jonathan A. Chang

M. Yun Huh

Denise Ho

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David C. Karp Ronald C. Chen Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Seth R. Weissman Phuong Y. Phillips Matthew M. Tolland SolarCity Corporation 3055 Clearview Way San Mateo, California 94402 (650) 638-1028	Thomas J. Ivey Kenton J. King Leif B. King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the Merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the securities to be issued in the Merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED SEPTEMBER 29, 2016, SUBJECT TO COMPLETION

PRELIMINARY COPY

[                    ], 2016

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

EXPLANATORY NOTE

On July 31, 2016, Tesla Motors, Inc. (“Tesla”), SolarCity Corporation (“SolarCity”) and D Subsidiary, Inc., a wholly owned subsidiary of Tesla (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SolarCity (the “Merger”), with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla.

If the Merger is completed, SolarCity stockholders will have the right to receive 0.110 shares (the “Exchange Ratio”) of Tesla Common Stock for each share of SolarCity Common Stock issued and outstanding (except shares held by SolarCity as treasury stock or shares owned by Tesla or Merger Sub), with cash paid in lieu of fractional shares. This Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the Merger. Based on the closing price of Tesla Common Stock on the NASDAQ Global Select Stock Market (“NASDAQ”) on June 21, 2016, the last full trading day before the public announcement of Tesla’s proposal to acquire SolarCity, the Exchange Ratio represents approximately $24.16 in value for each share of SolarCity Common Stock. Based on the closing price of Tesla Common Stock on NASDAQ on [                    ], 2016, the latest practicable date before the date of the enclosed joint proxy statement/prospectus, the Exchange Ratio represents approximately $[        ] in value of each share of SolarCity Common Stock. Tesla stockholders will continue to own their existing shares of Tesla Common Stock. Tesla Common Stock is currently traded on NASDAQ under the symbol “TSLA” and SolarCity Common Stock is currently traded on NASDAQ under the symbol “SCTY.” We urge you to obtain current market quotations of Tesla and SolarCity Common Stock.

Based on the estimated number of shares of SolarCity Common Stock outstanding on September 23, 2016, the record date for the special meetings, Tesla expects to issue approximately 11,080,333 shares of Tesla Common Stock to SolarCity stockholders in connection with the Merger, which would result in Tesla stockholders owning approximately 93.1% of the Combined Company and former SolarCity stockholders will own approximately 6.9% of the Combined Company upon completion of the Merger.

Tesla and SolarCity will each hold special meetings of their respective stockholders in connection with the proposed Merger.

At the special meeting of Tesla stockholders (the “Tesla Special Meeting”), Tesla stockholders will be asked to consider and vote on (i) a proposal to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger and issuance of Tesla Common Stock in connection with the Merger (the “Tesla Merger and Share Issuance Proposal”) and (ii) a proposal to adjourn the special meeting of Tesla stockholders, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Tesla Merger and Share Issuance Proposal (the “Tesla Adjournment Proposal”). Approval of the Tesla Merger and Share Issuance Proposal requires (a) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the share issuance pursuant to the NASDAQ Stock Market Rules and (b) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the directors and named executive officers of SolarCity, including Messrs. Elon Musk, Antonio Gracias and Jeffrey B. Straubel and certain of their affiliates, cast in person or by proxy at the Tesla Special Meeting pursuant to the terms of the Merger Agreement. Approval of the Tesla Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to Tesla’s Amended and Restated Bylaws, as amended to date.

At the special meeting of SolarCity stockholders (the “SolarCity Special Meeting”), SolarCity stockholders will be asked to consider and vote on (i) a proposal to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger (the “SolarCity Merger Proposal”) and (ii) a proposal to adjourn the special meeting of SolarCity stockholders, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SolarCity Merger Proposal (the “SolarCity Adjournment Proposal”). Approval of the SolarCity Merger Proposal requires (a) the affirmative vote of the holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (b) the affirmative vote of the holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the directors and named executive officers of Tesla and SolarCity and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr., cast on such matter in person or by proxy at the SolarCity Special Meeting pursuant to the terms of the Merger Agreement. Approval of the SolarCity Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to SolarCity’s Amended and Restated Bylaws, as amended to date.

We cannot complete the Merger unless the Tesla stockholders approve the Tesla Merger and Share Issuance Proposal and the SolarCity stockholders approve the SolarCity Merger Proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your special meeting in person, please vote your shares as promptly as possible by:

(1)	accessing the Internet website specified on your proxy card,

(2)	calling the toll-free number specified on your proxy card, or

(3)	marking, signing, dating and returning all proxy cards that you receive in the postage-paid envelope provided,

so that your shares may be represented and voted at the Tesla Special Meeting or SolarCity Special Meeting, as applicable.

On July 30, 2016, after careful consideration, the Tesla board of directors (the “Tesla Board”), with Messrs. Elon Musk and Antonio Gracias recusing themselves, approved the Merger Agreement and the issuance of shares of Tesla Common Stock to SolarCity stockholders in connection with the Merger (the “Tesla Share Issuance”) and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders. The Tesla Board accordingly recommends that the Tesla stockholders vote “FOR” each of the Tesla Merger and Share Issuance Proposal and the Tesla Adjournment Proposal.

After careful consideration, the Special Committee (the “Special Committee”) of the SolarCity board of directors (the “SolarCity Board”) unanimously determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of the SolarCity stockholders. On July 29, 2016, at a duly convened meeting of the SolarCity Board to consider the unanimous recommendation of the Special Committee, the SolarCity Board approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of SolarCity and its stockholders. The SolarCity Board accordingly recommends that the SolarCity stockholders vote “FOR” each of the SolarCity Merger Proposal and the SolarCity Adjournment Proposal.

The obligations of Tesla and SolarCity to complete the Merger are subject to the satisfaction or waiver of conditions set forth in the Merger Agreement. More information about Tesla, SolarCity and the Merger is contained in the enclosed joint proxy statement/prospectus. Tesla and SolarCity encourage you to read the entire enclosed joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 36.

We look forward to the creation of the world’s first vertically integrated, end-to-end sustainable energy company in the combination of Tesla and SolarCity.

Sincerely,

Elon Musk Chief Executive Officer and Chairman Tesla Motors, Inc.	Lyndon Rive Co-Founder, CEO SolarCity Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of the enclosed joint proxy statement/prospectus is [            ], and it is first being mailed or otherwise delivered to the stockholders of Tesla and SolarCity on or about [            ].

TESLA MOTORS, INC.

3500 Deer Creek Road

Palo Alto, California 94304

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2016

Dear Stockholders of Tesla Motors, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Tesla Motors, Inc., a Delaware corporation (“Tesla”), which will be held at [            ] on [            ], 2016 at [            ], local time (the “Tesla Special Meeting”), for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 31, 2016 (the “Merger Agreement”), among Tesla, SolarCity Corporation (“SolarCity”), and D Subsidiary, Inc. (“Merger Sub”), a wholly owned subsidiary of Tesla, pursuant to which Merger Sub will merge with and into SolarCity (the “Merger”), with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and to approve the transactions contemplated by the Merger Agreement, including the Merger and the issuance (the “Tesla Share Issuance”) of Tesla Common Stock, par value $0.001 per share (the “Tesla Common Stock”), to SolarCity pursuant to the Merger (the “Tesla Merger and Share Issuance Proposal”); and

•	to consider and vote on a proposal to adjourn the Tesla Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Tesla Merger and Share Issuance Proposal (the “Tesla Adjournment Proposal”).

Tesla will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Tesla Special Meeting.

The Tesla board of directors (the “Tesla Board”) has fixed the close of business on September 23, 2016 as the record date for determination of Tesla stockholders entitled to receive notice of, and to vote at, the Tesla Special Meeting or any adjournments or postponements thereof. Only holders of record of shares of Tesla Common Stock at the close of business on the record date are entitled to vote at the special meeting and any adjournment or postponement of the special meeting.

The Tesla Board, with Messrs. Elon Musk and Antonio Gracias recusing themselves, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that Tesla stockholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance.

The Tesla Board recommends that Tesla stockholders vote “FOR” the Tesla Merger and Share Issuance Proposal and “FOR” the Tesla Adjournment Proposal.

Approval of the Tesla Merger and Share Issuance Proposal requires (1) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance pursuant to the NASDAQ Stock Market Rules and (2) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the directors and named executive officers of SolarCity, including Messrs. Elon Musk, Antonio Gracias and Jeffrey B. Straubel, and certain of their affiliates cast in person or by proxy at the special meeting pursuant to the terms of the Merger Agreement. Approval of the Tesla Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to Tesla’s Amended and Restated Bylaws, as amended to date.

Your vote is important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by:

(1)	accessing the Internet website specified on your proxy card;

(2)	calling the toll-free number specified on your proxy card; or

(3)	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided,

so that your shares may be represented and voted at the Tesla Special Meeting. If your shares are held in the name of a broker, bank, trust company or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed joint proxy statement/prospectus provides a detailed description of the Merger and the Merger Agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. If you have any questions concerning the Merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Tesla Common Stock, please contact Tesla’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Stockholders Call Toll Free: (877) 456-3463

International Callers: +1 (412) 232-3651

By Order of the Board of Directors,

Elon Musk

Chief Executive Officer and Chairman

SOLARCITY CORPORATION

3055 Clearview Way

San Mateo, California 94402

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [                    ], 2016

Dear Stockholders of SolarCity Corporation:

We are pleased to invite you to attend the special meeting of stockholders of SolarCity Corporation, a Delaware corporation (“SolarCity”), which will be held at [                    ] on [                    ], 2016 at [                ], local time (the “SolarCity Special Meeting”), for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 31, 2016 (the “Merger Agreement”), among SolarCity, Tesla Motors, Inc., a Delaware corporation and D Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Tesla (“Merger Sub”), pursuant to which Merger Sub will merge with and into SolarCity (the “Merger”), with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and to approve the transactions contemplated by the Merger Agreement, including the Merger, pursuant to which Merger Sub will be merged with and into SolarCity and each outstanding share of common stock of SolarCity, par value $0.0001 per share (the “SolarCity Common Stock”), will be converted into the right to receive 0.110 shares of common stock of Tesla, with cash paid in lieu of fractional shares (the “SolarCity Merger Proposal”); and

•	to consider and vote on a proposal to adjourn the SolarCity Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SolarCity Merger Proposal (the “SolarCity Adjournment Proposal”).

SolarCity will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the SolarCity Special Meeting.

The SolarCity Board has fixed the close of business on September 23, 2016 as the record date for determination of SolarCity stockholders entitled to receive notice of, and to vote at, the SolarCity Special Meeting or any adjournments or postponements thereof. Only holders of record of shares of SolarCity Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and at any adjournment of the meeting.

The SolarCity board of directors (the “SolarCity Board”) formed a committee (the “Special Committee”) of independent and disinterested directors of SolarCity to evaluate the Merger and the Special Committee unanimously determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of the stockholders of SolarCity, and recommended to the SolarCity Board that it approve the Merger Agreement and the Merger. At a meeting duly called to consider the recommendation of the Special Committee, the SolarCity Board members present unanimously (1) determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of SolarCity and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that SolarCity stockholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The SolarCity Board recommends that SolarCity stockholders vote “FOR” the SolarCity Merger Proposal and “FOR” the SolarCity Adjournment Proposal.

Approval of the SolarCity Merger Proposal requires (1) the affirmative vote of holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (2) the affirmative vote of holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the directors and named executive officers of Tesla and SolarCity, and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr., cast on such matter in person or by proxy at the special meeting pursuant to the terms of the Merger Agreement. Approval of the SolarCity Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to SolarCity’s Amended and Restated Bylaws, as amended to date.

Your vote is important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by:

(1) accessing the Internet website specified on your proxy card;

(2) calling the toll-free number specified on your proxy card; or

(3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided,

so that your shares may be represented and voted at the SolarCity Special Meeting. If your shares are held in the name of a broker, bank, trust company or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed joint proxy statement/prospectus provides a detailed description of the Merger and the Merger Agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. If you have any questions concerning the Merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of SolarCity Common Stock, please contact SolarCity’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Stockholders Call Toll-Free: (800) 322-2885

International Callers: +1 (212) 929-5500

We appreciate your continued support of SolarCity and look forward to either greeting you personally at the SolarCity Special Meeting or receiving your proxy.

By order of the Board of Directors,

Lyndon Rive Co-Founder and Chief Executive Officer

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Tesla and SolarCity from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing or by telephone from Tesla or SolarCity at the following addresses and telephone numbers:

For Tesla Stockholders: Tesla Motors, Inc. 3500 Deer Creek Road Palo Alto, California 94304 Attention: Investor Relations Telephone: (650) 681-5000	For SolarCity Stockholders: SolarCity Corporation 3055 Clearview Way San Mateo, California 94402 Attention: Investor Relations Telephone: (650) 963-5920

In addition, if you have questions about the Merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact Innisfree M&A Incorporated, the proxy solicitor for Tesla, toll-free at (877) 456-3463 or international at +1 (412) 232-3651, or MacKenzie Partners, Inc., the proxy solicitor for SolarCity, toll-free at (800) 322-2885 or international at +1 (212) 929-5500.

If you would like to request documents, please do so no later than five business days before the date of the Tesla Special Meeting (which meeting is to be held on [                    ], 2016) or five business days before the date of the SolarCity Special Meeting (which meeting is to be held on [                    ], 2016), as applicable.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 180 of the accompanying joint proxy statement/prospectus.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tesla (File No. 333-213390), constitutes a prospectus of Tesla under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Tesla Common Stock to be issued to SolarCity stockholders pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for Tesla and SolarCity under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Tesla stockholders and a notice of meeting with respect to the special meeting of SolarCity stockholders.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                    ], 2016, and you should assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate only as of such date. Neither our mailing of this joint proxy statement/prospectus to Tesla stockholders or SolarCity stockholders, nor the issuance by Tesla of Tesla Common Stock in connection with the Merger, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Tesla has been provided by Tesla, and information contained in this joint proxy statement/prospectus regarding SolarCity has been provided by SolarCity.

Neither Tesla stockholders nor SolarCity stockholders should construe the contents of this joint proxy statement/prospectus as legal, tax or financial advice. Tesla stockholders and SolarCity stockholders should consult with their own legal, tax, financial or other professional advisors. All summaries of, and references to, the agreements governing the terms of the transactions described in this joint proxy statement/prospectus are qualified by the full copies of and complete text of such agreements in the forms attached hereto as annexes, which are available on the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) of the SEC website at www.sec.gov.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unless otherwise indicated or as the context otherwise requires, references in this joint proxy statement/prospectus to:

•	“Tesla” refers to Tesla Motors, Inc., a Delaware corporation, and its subsidiaries;

•	“Tesla Common Stock” refers to the common stock of Tesla, par value $0.001 per share;

•	“Combined Company” refers collectively to Tesla and SolarCity, following completion of the Merger;

•	“Merger” refers to the merger of Merger Sub with and into SolarCity, with SolarCity surviving the Merger, as contemplated by the Merger Agreement;

•	“Merger Agreement” refers to the Agreement and Plan of Merger, dated July 31, 2016, among Tesla, Merger Sub and SolarCity;

•	“Merger Sub” refers to D Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Tesla;

•	“SolarCity” refers to SolarCity Corporation, a Delaware corporation, and its subsidiaries;

•	“SolarCity Common Stock” refers to the common stock of SolarCity, par value $0.0001 per share; and

•	“we,” “our” and “us” refer collectively to Tesla and SolarCity.

i

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the Merger Agreement and the proposed Merger. Please note that this section does not address all issues that may be important to you as a Tesla or SolarCity stockholder, as applicable. Accordingly, you should carefully read this entire joint proxy statement/prospectus, including each of the Annexes and the documents that have been incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you were a stockholder of record of Tesla or SolarCity as of the close of business on the record date for the special meeting of Tesla stockholders (the “Tesla Special Meeting”) or the special meeting of SolarCity stockholders (the “SolarCity Special Meeting”), respectively. Tesla and SolarCity have agreed to the combination of Tesla and SolarCity pursuant to an Agreement and Plan of Merger, dated as of July 31, 2016 (as it may be amended from time to time, the “Merger Agreement”), among Tesla, SolarCity and D Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Tesla (“Merger Sub”), pursuant to which Merger Sub will be merged with and into SolarCity (the “Merger”) with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla. See the section entitled “The Merger Agreement” beginning on page 117 for more information. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of SolarCity Common Stock will be converted into the right to receive 0.110 shares (the “Exchange Ratio”) of Tesla Common Stock, with cash paid in lieu of fractional shares. Tesla stockholders will continue to own their existing shares of Tesla Common Stock.

This joint proxy statement/prospectus serves as the proxy statement through which Tesla and SolarCity will provide their respective stockholders with important information regarding their respective special meetings, the Merger and the other transactions contemplated by the Merger Agreement and solicit proxies to obtain the necessary stockholder approvals for the adoption of the Merger Agreement and (in the case of Tesla) the issuance of Tesla Common Stock. It also serves as the prospectus by which Tesla will offer and issue shares of its common stock as merger consideration.

The Merger cannot be completed unless, among other things, Tesla stockholders and SolarCity stockholders approve the respective proposals to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and, in the case of Tesla, the issuance of Tesla Common Stock as merger consideration.

Tesla and SolarCity will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the Merger and the special meetings of the stockholders of Tesla and SolarCity, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending your respective special meeting. Your vote is important. We encourage you to vote as soon as possible.

Q:	What is the strategic rationale for combining Tesla and SolarCity at this time?

A:	Tesla and SolarCity both believe that this is an opportune time to combine in order to operate more efficiently and fully integrate our products, while providing customers with an aesthetically beautiful and simple one-stop solar and energy storage experience. The Combined Company is expected to achieve approximately $150 million in cost synergies in the first full year after closing, and save customers money, by lowering hardware costs through consolidation of supply chains, reducing installation costs, improving the Combined Company’s manufacturing efficiency and reducing its customer acquisition costs. Additionally, the Combined Company will generate cost savings from not having to operate on an arm’s-length basis in affiliate transactions.

In evaluating the proposed Merger, the Tesla Board and the SolarCity Special Committee and the SolarCity Board considered additional factors that weighed in favor of the Merger, as well as risks and other potentially negative factors concerning the Merger, including the potential risk of diversion of management focus and resources from other strategic opportunities, the difficulty of integrating the businesses and workforces of Tesla and SolarCity, and the possibility that the Combined Company may not capture all anticipated synergies. See the sections entitled “The Merger—Tesla’s Reasons for the Merger and Tesla Share Issuance” and “—SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors,” beginning on pages 70 and 83, respectively, for more information.

Q:	What will SolarCity stockholders receive in the Merger?

A:	If the Merger is completed, holders of SolarCity Common Stock will be entitled to receive 0.110 shares of Tesla Common Stock for each share of SolarCity Common Stock they hold at the effective time of the Merger. SolarCity stockholders will not receive any fractional shares of Tesla Common Stock in the Merger. Instead, Tesla will pay cash in lieu of any fractional shares of Tesla Common Stock that a SolarCity stockholder would otherwise have been entitled to receive.

Q:	What will happen to outstanding SolarCity equity awards in the Merger?

A:	Stock Options. Each outstanding and unexercised option to purchase SolarCity Common Stock (excluding certain founder options granted in 2015 to Messrs. Lyndon Rive and Peter Rive, which will be cancelled for no consideration as of the effective time of the Merger), whether vested or unvested, will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla stock option, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), to purchase a number of shares of Tesla Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of SolarCity Common Stock subject to such SolarCity option immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of SolarCity Common Stock at which such SolarCity option was exercisable immediately prior to the effective time of the Merger by (B) the Exchange Ratio.

Restricted Stock Unit Awards. Each SolarCity restricted stock unit award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla restricted stock unit award, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), with respect to a number of shares of Tesla Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the total number of shares of SolarCity Common Stock subject to the SolarCity restricted stock unit award immediately prior to the effective time of the Merger by (b) the Exchange Ratio.

Q:	If I am a SolarCity stockholder, how will I receive the merger consideration to which I am entitled?

A:	After receiving the proper documentation from you, following the effective date of the Merger, the exchange agent will forward to you the Tesla Common Stock and cash in lieu of fractional shares to which you are entitled. For additional information about the exchange of shares of SolarCity Common Stock for shares of Tesla Common Stock, see the section entitled “The Merger—Exchange of Shares in the Merger” beginning on page 113.

Q:	What is the value of the merger consideration?

A:	The value of the merger consideration may fluctuate between the date of this joint proxy statement/prospectus and the completion of the Merger based upon the market value of Tesla Common Stock. In the Merger, SolarCity stockholders will receive the fixed amount of 0.110 shares of Tesla Common Stock in exchange for each share of SolarCity Common Stock. Any fluctuation in the market price of Tesla Common Stock after the date of this joint proxy statement/prospectus will change the value of the shares of Tesla Common Stock that SolarCity stockholders will receive at the effective time of the Merger.

Based on the closing price of Tesla Common Stock on the NASDAQ Global Select Market (“NASDAQ”) on June 21, 2016, the last full trading day before the public announcement of Tesla’s proposal to acquire SolarCity, the Exchange Ratio represented approximately $24.16 in value for each share of SolarCity Common Stock. Based on the closing price of Tesla Common Stock on NASDAQ on [                    ], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the Exchange Ratio represented approximately $[        ] in value for each share of SolarCity Common Stock. We urge you to obtain current market quotations of Tesla Common Stock and SolarCity Common Stock.

Q:	What will happen to Tesla Common Stock in the Merger?

A:	If the Merger is completed, Tesla stockholders will not receive any merger consideration as a result of the Merger and will continue to own their existing shares of Tesla Common Stock.

Q:	What percentage of Tesla’s common stock will SolarCity stockholders own following the Merger?

A:	Based on the estimated number of shares of SolarCity and Tesla Common Stock outstanding on September 23, 2016, the record date for the special meetings, SolarCity and Tesla estimate that, upon completion of the Merger, former SolarCity stockholders will own approximately 6.9% of Tesla.

Q:	When and where will the special meetings be held?

A:	The Tesla Special Meeting will be held at [ ] on [ ], 2016 at [ ], local time. The SolarCity Special Meeting will be held at [ ] on [ ], 2016 at [ ], local time.

Q:	Who is entitled to vote at the special meetings?

A:	Only stockholders of record of Tesla Common Stock at the close of business on [ ], 2016, are entitled to vote at the Tesla Special Meeting and any adjournment or postponement of the Tesla Special Meeting. Only stockholders of record of SolarCity Common Stock at the close of business on [ ], 2016 are entitled to vote at the SolarCity Special Meeting and any adjournment or postponement of the SolarCity Special Meeting.

Q:	How can I attend the special meetings?

A:	All of the Tesla stockholders are invited to attend the Tesla Special Meeting and all of the SolarCity stockholders are invited to attend the SolarCity Special Meeting. You may be asked to present valid photo identification, such as a driver’s license or passport, before being admitted to the applicable special meeting. If you hold your shares in “street name,” you also may be asked to present proof of ownership to be admitted to the applicable special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the shares on the record date for the applicable special meeting are examples of proof of ownership. Please note, however, that if your shares are held in “street name” and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meetings, please vote as soon as possible.

Q:	What proposals will be considered at the special meetings?

A:	At the Tesla Special Meeting, the Tesla stockholders will be asked to consider and vote on the following:

(1)	a proposal to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger and issuance of Tesla Common Stock (the “Tesla Share Issuance”) in connection with the Merger (the “Tesla Merger and Share Issuance Proposal”); and

(2)	a proposal to adjourn the Tesla Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Tesla Merger and Share Issuance Proposal (the “Tesla Adjournment Proposal”).

Tesla will transact no other business at the Tesla Special Meeting except such business as may properly be brought before the Tesla Special Meeting or any adjournment or postponement thereof.

At the SolarCity Special Meeting, SolarCity stockholders will be asked to consider and vote on the following:

(1)	a proposal to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger (the “SolarCity Merger Proposal”); and

(2)	a proposal to adjourn the SolarCity Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SolarCity Merger Proposal (the “SolarCity Adjournment Proposal”).

SolarCity will transact no other business at the SolarCity Special Meeting except such business as may properly be brought before the SolarCity Special Meeting or any adjournment or postponement thereof.

Q:	How does the Tesla board of directors recommend that I vote?

A:	After careful consideration, the Tesla board of directors (the “Tesla Board”), with Messrs. Elon Musk and Antonio Gracias recusing themselves, approved the Merger Agreement and the Tesla Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders.

The Tesla Board recommends that Tesla stockholders vote “FOR” the Tesla Merger and Share Issuance Proposal and “FOR” the Tesla Adjournment Proposal.

Q:	How does the SolarCity board of directors recommend that I vote?

A:	After careful consideration, the Special Committee (the “Special Committee”) of the SolarCity board of directors (the “SolarCity Board”), consisting of two independent and disinterested directors of SolarCity, unanimously determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of the SolarCity stockholders, and recommended to the SolarCity Board that it approve and declare fair to, advisable and in the best interests of SolarCity stockholders, the Merger Agreement and the Merger. At a duly convened meeting of the SolarCity Board on July 29, 2016, on the unanimous recommendation of the Special Committee, the SolarCity Board approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of SolarCity and its stockholders.

The SolarCity Board recommends that SolarCity stockholders vote “FOR” the SolarCity Merger Proposal and “FOR” the SolarCity Adjournment Proposal.

Q:	Are any SolarCity stockholders already committed to vote in favor of the proposals?

A:	Yes. In connection with the execution of the Merger Agreement, Mr. Elon Musk, solely in his personal capacity as a holder of SolarCity Common Stock, and an entity affiliated with him entered into a voting and support agreement whereby such stockholders, who hold approximately [ ]% of the outstanding shares of SolarCity Common Stock based on the number of shares of SolarCity Common Stock outstanding on September 23, 2016, the record date for the special meetings, will be obligated to vote in favor of the SolarCity Merger Proposal and the SolarCity Adjournment Proposal, among other things. See the section entitled “The Voting Agreement” beginning on page 136. Notwithstanding the foregoing, pursuant to the Merger Agreement, the consummation of the Merger is subject to a condition that the SolarCity Merger Proposal be approved by the affirmative vote of holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by Mr. Elon Musk and the other directors and named executive officers of Tesla and SolarCity, and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr. (the “Excluded SolarCity Parties”), cast on such proposal in person or by proxy at the SolarCity Special Meeting.

Q:	How do I vote?

A:	If you are a stockholder of record of Tesla as of the close of business on the record date for the Tesla Special Meeting or a stockholder of record of SolarCity as of the close of business on the record date for the SolarCity Special Meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Tesla or SolarCity shares in the name of a bank or broker, please follow the voting instructions provided by your bank or broker to ensure that your shares are represented at your special meeting.

Q:	What constitutes a quorum?

A:	Tesla stockholders. The presence, in person or by proxy, of a majority of all issued and outstanding shares of Tesla Common Stock entitled to vote at the Tesla Special Meeting will constitute a quorum for the transaction of business at the Tesla Special Meeting.

Shares of Tesla Common Stock represented at the Tesla meeting and entitled to vote but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokerage firms or nominees that are present in person or by proxy at the Tesla Special Meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will be counted as present for purposes of establishing a quorum.

Shares of Tesla Common Stock held in treasury will not be included in the calculation of the number of shares of Tesla Common Stock represented at the meeting for purposes of determining whether a quorum is present.

SolarCity stockholders. The presence, in person or by proxy, of a majority of all issued and outstanding shares of SolarCity Common Stock entitled to vote at the SolarCity Special Meeting will constitute a quorum for the transaction of business at the SolarCity Special Meeting.

Shares of SolarCity Common Stock represented at the SolarCity Special Meeting but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokerage firms or nominees that are present in person or by proxy at the SolarCity Special Meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will be counted as present for purposes of establishing a quorum.

Shares of SolarCity Common Stock held in treasury will not be included in the calculation of the number of shares of SolarCity Common Stock represented at the meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve each proposal?

A:	Tesla stockholders. Approval of the Tesla Merger and Share Issuance Proposal requires (1) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance and (2) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the directors and named executive officers of SolarCity, including Messrs. Elon Musk, Antonio Gracias and Jeffrey B. Straubel and certain of their affiliates (the “Excluded Tesla Parties”), cast on the proposal in person or by proxy at the Tesla Special Meeting pursuant to the terms of the Merger Agreement.

Approval of the Tesla Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

SolarCity stockholders. Approval of the Merger proposal requires (1) the affirmative vote of the holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting and (2) the affirmative vote of the holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties cast on the proposal in person or by proxy at the SolarCity Special Meeting pursuant to the terms of the Merger Agreement.

Approval of the SolarCity Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

Q:	How many votes do I have?

A:	Tesla stockholders. You are entitled to one vote for each share of Tesla Common Stock that you owned as of the close of business on the Tesla record date. As of the close of business on the Tesla record date, there were 149,792,626 shares of Tesla Common Stock outstanding and entitled to vote at the Tesla Special Meeting.

SolarCity stockholders. You are entitled to one vote for each share of SolarCity Common Stock that you owned as of the close of business on the SolarCity record date. As of the close of business on the SolarCity record date, there were 100,730,294 shares of SolarCity Common Stock outstanding and entitled to vote at the SolarCity Special Meeting.

Q:	What will happen if I fail to vote or vote to abstain from voting?

A:	Tesla stockholders. If you are a Tesla stockholder and fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the Tesla Merger and Share Issuance Proposal, assuming a quorum is present. If you are a Tesla stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the Tesla Adjournment Proposal, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote against the Tesla Adjournment Proposal.

SolarCity stockholders. If you are a SolarCity stockholder and fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have the same effect as (1) a vote against the SolarCity Merger Proposal that the holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting vote to approve the SolarCity Merger Proposal and (2) assuming a quorum is met, will have no effect on the SolarCity Merger Proposal for purposes of satisfying the requirement pursuant to the terms of the Merger Agreement that the holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties cast on such matter in person or by proxy at the SolarCity Special Meeting vote to approve the SolarCity Merger Proposal. If you are a SolarCity stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the SolarCity Adjournment Proposal, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote against the SolarCity Adjournment Proposal.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you.

You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions on how to vote your shares, your broker, bank, trust company or other nominee may not vote your shares, which will have no effect on the Tesla Merger and Share Issuance Proposal and the Tesla Adjournment Proposal, in each case, assuming a quorum is present.

Please note that you may not vote shares held in street name by returning a proxy card directly to Tesla or SolarCity or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you return your proxy card without indicating how to vote on any particular proposal, the Tesla Common Stock or SolarCity Common Stock represented by your proxy card will be voted in favor of that proposal.

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction form you receive or vote using the telephone or the Internet as described in the instructions included with your proxy card(s) or voting instruction form(s).

Q:	Can I change my vote after having returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the applicable special meeting in one of three ways:

•	you can send a written notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Corporate Secretary of Tesla or Corporate Secretary of SolarCity, as applicable, no later than the beginning of the applicable special meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote or revoke your proxy.

Q:	Should SolarCity stockholders send in stock certificates or other evidence of ownership now?

A:	No. After the Merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your shares of SolarCity Common Stock for the merger consideration. If your shares of SolarCity Common Stock are held in “street name” by your broker, bank or other nominee, you may receive instructions from your broker, bank or other nominee as to what action, if any, you need to take to effect the surrender of your “street name” shares in exchange for the merger consideration. Do not send in your certificates now.

Q:	What happens if I transfer my shares of Tesla or SolarCity Common Stock before the special meeting?

A:	The record dates for the Tesla and SolarCity Special Meetings are earlier than both the date of the special meetings and the date that the Merger is expected to be completed. If you transfer your Tesla or SolarCity shares after the applicable record date but before the applicable special meeting, you will retain your right to vote at the applicable special meeting. However, if you are a SolarCity stockholder, you will have transferred the right to receive the merger consideration in the Merger. In order to receive the merger consideration, you must hold your shares through the effective date of the Merger.

Q:	What if I hold shares in both Tesla and SolarCity?

A:	If you are a stockholder of both Tesla and SolarCity, you will receive two separate packages of proxy materials. A vote cast as a Tesla stockholder will not count as a vote cast as a SolarCity stockholder, and a vote cast as a SolarCity stockholder will not count as a vote cast as a Tesla stockholder. Therefore, please separately submit a proxy for each of your Tesla and SolarCity shares.

Q:	Who is the inspector of election?

A:	The Tesla Board has appointed a representative of Computershare Trust Company, N.A. (“Computershare”) to act as the inspector of election at the Tesla Special Meeting. The SolarCity Board has also appointed a representative of Computershare to act as the inspector of election at the SolarCity Special Meeting.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results, if available, will be announced at the Tesla Special Meeting and the SolarCity Special Meeting, respectively. In addition, within four business days following certification of the final voting results, each of Tesla and SolarCity intends to file the final voting results of its special meeting with the SEC as a current report on Form 8-K.

Q:	What will happen if all of the proposals to be considered at the special meeting are not approved?

A:	Approval of the Tesla Merger and Share Issuance Proposal by the Tesla stockholders and approval of the SolarCity Merger Proposal by the SolarCity stockholders are each conditions to the completion of the Merger. As a result, if such approval is not obtained, the Merger will not be completed. Approval of the Tesla Adjournment Proposal or the SolarCity Adjournment Proposal is not a condition to the completion of the Merger.

Q:	Are Tesla or SolarCity stockholders entitled to appraisal rights?

A:	No. Under the General Corporation Law of the State of Delaware (the “DGCL”), the holders of Tesla Common Stock and the holders of SolarCity Common Stock are not entitled to appraisal rights in connection with the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of SolarCity Common Stock?

A:	SolarCity and Tesla intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Tesla’s obligation to complete the Merger that Tesla receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Tesla, (“Wachtell Lipton”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to SolarCity’s obligation to complete the Merger that SolarCity receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the SolarCity Special Committee (“Skadden”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, on the basis of the opinions described above, U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of SolarCity Common Stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of SolarCity Common Stock for shares of Tesla Common Stock in the Merger, except with respect to cash received in lieu of fractional shares.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 138 for a more complete description of the material U.S. federal income tax consequences of the Merger. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Merger.

Q:	What are the conditions to completion of the Merger?

A:	In addition to the approval of the Tesla Merger and Share Issuance Proposal by the Tesla stockholders and the approval of the SolarCity Merger Proposal by the SolarCity stockholders as described above, completion of the Merger is subject to the satisfaction of a number of other conditions, including regulatory clearance. For additional information on the regulatory clearance required to complete the Merger, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 113. For additional information on the conditions to completion of the Merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed, SolarCity stockholders will not receive any consideration for their shares. Instead, SolarCity and Tesla will remain independent public companies, and shares of SolarCity and Tesla Common Stock will continue to be independently listed and traded on NASDAQ. Under certain circumstances, SolarCity or Tesla may be required to pay the other party a termination fee in accordance with the Merger Agreement. The termination fees are described in more detail in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 132.

Q:	Will I still be paid dividends prior to the Merger?

A:	Neither Tesla nor SolarCity has historically paid dividends to its stockholders, and neither anticipates doing so in the foreseeable future. The Merger Agreement prohibits SolarCity from declaring, setting aside or paying any dividends on its capital stock without Tesla’s consent before the earlier of the closing of the Merger and the termination of the Merger Agreement in accordance with its terms.

Q:	When do you expect the Merger to be completed?

A:	Tesla and SolarCity hope to complete the Merger as soon as reasonably practicable and are working to complete the Merger in the fourth quarter of 2016. However, the Merger is subject to regulatory clearances and other conditions, and it is possible that factors outside the control of both companies could result in the Merger being completed at a later time, or not at all. We cannot presently determine the length of time between the respective Tesla Special Meeting and the SolarCity Special Meeting and the completion of the Merger.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

If you are a holder of record, for your shares to be represented at your special meeting:

•	you can attend the applicable special meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included in your proxy card; or

•	you can indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage-paid envelope.

If you hold your shares in street name, in order for your shares to be represented at your special meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you.

Q:	Do I need to do anything with my shares of SolarCity Common Stock now?

A:	If you are a SolarCity stockholder, after the Merger is completed, your shares of SolarCity Common Stock will be automatically converted into shares of Tesla Common Stock. You will receive instructions at that time regarding exchanging your shares for Tesla shares. You do not need to take any action at this time. Please do not send your SolarCity stock certificates with your proxy card.

If you are a Tesla stockholder, you are not required to take any action with respect to your Tesla stock certificates. You will continue to hold your shares of Tesla Common Stock.

Q:	Are there any risks in the Merger or Tesla Share Issuance that I should consider?

A:	Yes. There are risks associated with all business combinations, including the Merger and the related Tesla Share Issuance. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page 36.

Q:	What is householding and how does it affect me?

A:	The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Tesla or SolarCity Common Stock held through brokerage firms. If your family has multiple accounts holding Tesla or SolarCity Common Stock, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement. The broker will arrange for delivery of a separate copy of this proxy statement promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

Q:	Who can help answer my questions?

A:	Tesla or SolarCity stockholders who have questions about the Merger, the Tesla Share Issuance or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

if you are a Tesla stockholder: Innisfree M&A Incorporated 501 Madison Avenue New York, New York 10022 Stockholders Call Toll Free: (877) 456-3463 International Callers: +1 (412) 232-3651	if you are a SolarCity stockholder: MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Stockholders Call Toll Free: (800) 322-2885 International Callers: +1 (212) 929-5500

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus. You should carefully read this entire joint proxy statement/prospectus and its Annexes and the other documents referred to in this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information about Tesla and SolarCity is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information” on page 180 of this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Merger Agreement (Page 56)

Tesla Motors, Inc.

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Phone: (650) 681-5000

Tesla Motors, Inc. is a Delaware corporation that designs, develops, manufactures and sells high-performance fully electric vehicles and energy storage products. Tesla has established its own network of vehicle sales and service centers and Supercharger stations globally to accelerate the widespread adoption of electric vehicles. Tesla currently offers for reservation or sale three fully electric vehicles, the Model S sedan, the Model X sport utility vehicle and the Model 3 sedan. Tesla also sells energy storage products, including the 7kWh and 10kWh Powerwall for residential applications and the 100 kWh Powerpack for commercial and industrial applications.

Tesla’s common stock is listed on NASDAQ under the symbol “TSLA.”

Additional information about Tesla and its subsidiaries is included in the documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

SolarCity Corporation

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

Phone: (650) 638-1028

SolarCity Corporation is a Delaware corporation that designs, permits, finances, sells, installs, maintains and monitors solar energy systems for residential, commercial and government applications. SolarCity sells renewable energy to customers at prices below utility rates, with a focus on reducing the cost of solar energy. SolarCity’s long-term agreements with its customers generate recurring payments and create a portfolio of high-quality receivables that it monetizes to further reduce the cost of making the switch to solar energy. SolarCity currently installs more solar energy systems than any other company in the United States with just under 110,000 new installations in 2015. Additionally, SolarCity offers energy storage services through its collaborations with Tesla, including a turnkey residential battery backup service that incorporates Tesla’s Powerwall.

SolarCity’s common stock is listed on NASDAQ under the symbol “SCTY.”

Additional information about SolarCity and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Merger Sub

D Subsidiary, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Phone: (650) 681-5000

D Subsidiary, Inc., a wholly owned subsidiary of Tesla, is a Delaware corporation that was formed on July 21, 2016 for the purpose of effecting the Merger. Upon completion of the Merger, Merger Sub will be merged with and into SolarCity, with SolarCity surviving as a wholly owned subsidiary of Tesla. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Merger.

The Merger and the Merger Agreement (Pages 57 and 117, respectively)

The terms and conditions of the Merger are set forth in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Tesla and SolarCity encourage you to read the entire Merger Agreement carefully because it is the principal legal document governing the Merger and the Tesla Share Issuance. For more information on the Merger Agreement, see the section entitled “The Merger Agreement” beginning on page 117.

Structure of the Merger (Page 57)

At the effective time of the Merger, Merger Sub will merge with and into SolarCity, the separate corporate existence of Merger Sub will cease, and SolarCity will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Tesla.

Merger Consideration (Page 57)

If the Merger is completed, SolarCity stockholders will receive 0.110 shares of Tesla Common Stock for each share of SolarCity Common Stock they hold, with cash paid in lieu of fractional shares. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of the common stock of SolarCity or Tesla. Because of this, the implied value of the consideration to SolarCity stockholders may fluctuate between now and the completion of the Merger. Based on the closing price of Tesla Common Stock on NASDAQ on June 21, 2016, the last full trading day before public announcement of the proposed Merger, the 0.110 Exchange Ratio represented approximately $24.16 in value for each share of SolarCity Common Stock. Based on the closing price of Tesla Common Stock on NASDAQ on [                        ], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the 0.110 Exchange Ratio represented approximately $[            ] in value for each share of SolarCity Common Stock.

Treatment of SolarCity Equity Awards (Page 109)

Treatment of SolarCity Stock Options

Each option to purchase SolarCity Common Stock (excluding certain founder options granted in 2015 to Messrs. Lyndon Rive and Peter Rive, which will be cancelled for no consideration as of the effective time of the Merger), whether vested or unvested, that is outstanding and unexercised will, as of the effective time of the

Merger, be assumed by Tesla and converted into a Tesla stock option, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), to purchase a number of shares of Tesla Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of SolarCity Common Stock subject to such SolarCity option immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of SolarCity Common Stock at which such SolarCity option was exercisable immediately prior to the effective time of the Merger by (B) the Exchange Ratio. For a full description of the treatment of SolarCity stock options, see the section entitled “The Merger—Treatment of SolarCity Equity Awards.”

Treatment of SolarCity Restricted Stock Unit Awards

Each SolarCity restricted stock unit award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla restricted stock unit award, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), with respect to a number of shares of Tesla Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the total number of shares of SolarCity Common Stock subject to the SolarCity restricted stock unit award immediately prior to the effective time of the Merger by (b) the Exchange Ratio. For a full description of the treatment of SolarCity restricted stock unit awards, see the section entitled “The Merger—Treatment of SolarCity Equity Awards.”

Treatment of SolarCity Employee Stock Purchase Plan (Page 112)

Effective as of July 31, 2016, the SolarCity employee stock purchase plan (the “SolarCity ESPP”) ceased to accept any new participants, and no participant in the SolarCity ESPP is permitted to increase his or her contributions after such date. The current offering period will be the final offering period, and any outstanding options under the SolarCity ESPP will be exercised on the fourth trading day prior to the effective time of the Merger or, if earlier, the date on which the current offering period would otherwise end. The SolarCity ESPP will terminate as of immediately prior to the effective time of the Merger. For a full description of the treatment of the SolarCity employee stock purchase plan, see the section entitled “The Merger Agreement—Treatment of the SolarCity Employee Stock Purchase Plan.”

Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors (Page 70)

On July 30, 2016, the Tesla Board, with Messrs. Elon Musk and Antonio Gracias recusing themselves, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that Tesla stockholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance.

The Tesla Board recommends that Tesla stockholders vote “FOR” the Tesla Merger and Share Issuance Proposal and “FOR” the Tesla Adjournment Proposal.

For the factors considered by the Tesla Board in reaching its decision to approve the Merger Agreement, see “The Merger—Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors” on page 70.

Opinion of Tesla’s Financial Advisor (Page 74)

Tesla retained Evercore Group L.L.C. (“Evercore”) as its financial advisor in connection with the Merger. As discussed in the following paragraph, on July 30, 2016, Evercore delivered to the Tesla Board its oral opinion, confirmed by its delivery of a written opinion dated July 30, 2016, that, as of the date thereof and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the merger consideration was fair, from a financial point of view, to Tesla.

The full text of Evercore’s written opinion, dated July 30, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety.

You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was provided for the information and benefit of the Tesla Board and was delivered to the Tesla Board in connection with its evaluation of whether the merger consideration to be paid by Tesla pursuant to the Merger Agreement is fair, from a financial point of view, to Tesla, and did not address any other aspect or implication of the Merger. Evercore’s opinion does not constitute a recommendation to the Tesla Board or to any other persons in respect of the Merger Agreement and the transactions contemplated thereby, including the Merger, including as to how any holder of Tesla Common Stock should vote or act in respect of the Tesla Merger and Share Issuance Proposal.

For further information, see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Tesla’s Financial Advisor” beginning on page 74 of this joint proxy statement/prospectus and Annex C.

SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors (Page 83)

On July 29, 2016, the Special Committee, consisting of independent and disinterested directors, and acting with the advice of its own legal and financial advisors, unanimously determined that the terms and conditions of the Merger Agreement and the Merger are fair to, advisable and in the best interests of SolarCity stockholders, and recommended to the SolarCity Board that it approve and declare fair to, advisable and in the best interests of the stockholders of SolarCity, the Merger Agreement and the Merger. On July 29, 2016, at a duly convened meeting of the SolarCity Board, based on the unanimous recommendation of the Special Committee, the SolarCity Board members present unanimously (1) determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of SolarCity and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that SolarCity stockholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The SolarCity Board recommends that SolarCity stockholders vote “FOR” the SolarCity Merger Proposal and “FOR” the SolarCity Adjournment Proposal.

For the factors considered by the SolarCity Board and Special Committee in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, see “The Merger—SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors” beginning on page 83.

Opinion of the Financial Advisor to the SolarCity Special Committee (Page 88)

At the meeting of the Special Committee held on July 29, 2016, Lazard Frères & Co. LLC (“Lazard”) rendered its written opinion, consistent with its oral opinion rendered on the same date, to the Special Committee that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to the holders of SolarCity Common Stock other than SolarCity (as the holder of treasury shares), Tesla or Merger Sub (the “Excluded Holders”) and Mr. Elon Musk and his affiliates (the “Principal Holders”).

The full text of Lazard’s written opinion, dated July 29, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference into this joint proxy statement/prospectus in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. SolarCity stockholders are encouraged to read Lazard’s opinion and the summary of Lazard’s opinion carefully and in their entirety.

The Tesla Special Meeting; Required Vote (Page 50)

The Tesla Special Meeting will be held at [                ], on [                    ], 2016, at [            ], local time, unless adjourned or postponed to a later date or time. At the Tesla Special Meeting, Tesla stockholders will be asked:

(1)	to consider and vote on the Tesla Merger and Share Issuance Proposal; and

(2)	to consider and vote on the Tesla Adjournment Proposal.

You may vote at the Tesla Special Meeting if you owned shares of Tesla Common Stock at the close of business on September 23, 2016, the record date. As of the close of business on the record date, there were 149,792,626 shares of common stock of Tesla outstanding and entitled to vote. You may cast one vote for each share of common stock of Tesla that you owned as of the close of business on the Tesla record date.

As of the close of business on the record date, approximately 21.3% of the outstanding Tesla common shares were held by Tesla’s directors and executive officers and their affiliates. We currently expect that Tesla’s directors and executive officers will vote their shares in favor of the above-listed proposals, though they are under no obligation to do so.

Completion of the Merger is conditioned on approval of the Tesla Merger and Share Issuance Proposal. Approval of the Tesla Merger and Share Issuance Proposal requires (1) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance pursuant to Delaware law and (2) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the Excluded Tesla Parties cast on the proposal in person or by proxy at the Tesla Special Meeting pursuant to the terms of the Merger Agreement.

Approval of the Tesla Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

See “The Tesla Special Meeting of Stockholders” for additional information on the SolarCity Special Meeting, including details regarding proxy and voting procedures.

The SolarCity Special Meeting; Required Vote (Page 53)

The special meeting of SolarCity stockholders will be held at [            ], on [                    ], 2016 at [            ], local time, unless adjourned or postponed to a later date or time. At the SolarCity Special Meeting, stockholders will be asked:

(1)	to consider and vote on the SolarCity Merger Proposal; and

(2)	to consider and vote on the SolarCity Adjournment Proposal.

You may vote at the SolarCity Special Meeting if you owned shares of SolarCity Common Stock at the close of business on September 23, 2016, the record date. As of the close of business on the record date, there were 100,730,294 shares of SolarCity Common Stock outstanding and entitled to vote. You may cast one vote for each share of SolarCity Common Stock that you owned as of the close of business on the SolarCity record date.

Approval of the SolarCity Merger Proposal requires (1) the affirmative vote of holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (2) the affirmative vote of holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties cast on such matter in person or by proxy at the special meeting pursuant to the terms of the Merger Agreement.

Approval of the SolarCity Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote.

See “The SolarCity Special Meeting of Stockholders” for additional information on the SolarCity Special Meeting, including details regarding proxy and voting procedures.

Interests of Tesla’s Directors and Executive Officers in the Merger (Page 106)

In considering the recommendation of the Tesla Board with respect to the Merger Agreement, you should be aware that certain of Tesla’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Tesla stockholders generally. Interests of directors and officers that may be different from or in addition to the interests of Tesla stockholders include, among others:

•	certain of Tesla’s directors and executive officers serve (or in the past have served) on the SolarCity Board or as executive officers of SolarCity; and

•	certain of Tesla’s directors and executive officers and their respective affiliates are securityholders of SolarCity.

As of September 15, 2016, Tesla’s directors and executive officers beneficially owned (i) 25,004,529 shares of SolarCity Common Stock as a group, (ii) $10 million in aggregate principal of zero-coupon convertible senior notes due on December 1, 2020, and (iii) $65 million in aggregate principal of Solar Bonds due on February 17, 2018.

The Tesla Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching a decision to approve the Merger Agreement and the transactions contemplated therein, and in making its recommendation that the Tesla stockholders vote “FOR” the Tesla Merger and Share Issuance Proposal and “FOR” the Tesla Adjournment Proposal. These interests are discussed in more detail in the section entitled “The Merger—Interests of Tesla’s Directors and Executive Officers in the Merger” beginning on page 106.

Merger-Related Compensation for Tesla’s Named Executive Officers (Page 108)

Tesla is not seeking a non-binding advisory vote from its stockholders with respect to certain compensation that will or may become payable to Tesla’s named executive officers in connection with a Merger under the rules promulgated by the SEC under Section 14A of the Exchange Act because none of the named executive officers are entitled to any such compensation that would otherwise require such a vote. This is described in more detail in the section entitled “The Merger—Merger-Related Compensation for Tesla’s Named Executive Officers.”

Interests of SolarCity’s Directors and Executive Officers in the Merger (Page 108)

In considering the recommendation of the Tesla Board with respect to the Merger Agreement, you should be aware that certain of SolarCity’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of SolarCity stockholders. Interests of directors and officers that may be different from or in addition to the interests of SolarCity stockholders include, among others:

•	The Merger Agreement provides for conversion of all SolarCity stock options (excluding certain founder options granted in 2015 to Messrs. Lyndon Rive and Peter Rive, which will be cancelled for no consideration as of the effective time of the Merger) and restricted stock units into corresponding awards with respect to Tesla Common Stock.

•	Certain of SolarCity’s directors and executive officers hold securities of SolarCity other than SolarCity Common Stock.

•	Certain of SolarCity’s directors and executive officers serve on the Tesla Board or as executive officers of Tesla.

•	Certain of SolarCity’s directors and executive officers and their respective affiliates are securityholders of Tesla.

•	SolarCity’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement.

At the time the Special Committee was created, Ms. Nancy E. Pfund beneficially owned 3,066 shares of Tesla Common Stock and Mr. Donald R. Kendall, Jr. beneficially owned 700 shares of Tesla Common Stock.

The SolarCity Board and the Special Committee were aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching a decision to approve the Merger Agreement and the transactions contemplated therein, and in making its recommendation that the SolarCity stockholders vote “FOR” the SolarCity Merger Proposal and “FOR” the SolarCity Adjournment Proposal. See “The Merger—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 108.

Merger-Related Compensation for SolarCity’s Named Executive Officers (Page 113)

SolarCity is not seeking a non-binding advisory vote from its stockholders with respect to certain compensation that will or may become payable to SolarCity’s named executive officers in connection with a Merger under the rules promulgated by the SEC under Section 14A of the Exchange Act because none of the named executive officers are entitled to any such compensation that would otherwise require such a vote. This is described in more detail in the section entitled “The Merger—Merger-Related Compensation for SolarCity’s Named Executive Officers.”

Regulatory Approvals Required for the Merger (Page 113)

The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), which prevents Tesla and SolarCity from completing the Merger until the applicable waiting period under the HSR Act is terminated or expires. Notification and Report Forms were filed with the U.S. Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) on August 15, 2016. The FTC granted early termination to the parties on August 24, 2016. The DOJ, the FTC and others may still challenge the Merger on antitrust grounds after the termination of the waiting period. At any time before or after the completion of the Merger, any of the DOJ, the FTC or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Tesla or SolarCity, subject the consummation of the Merger to regulatory conditions or seek other remedies. We cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed.

SolarCity Go-Shop (Page 126)

At any time prior to September 14, 2016 (the “Go-Shop Period”), SolarCity may initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal (as defined on page 127), including by making available information (including non-public information and data) and other access to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement and participate in discussions with respect to any Acquisition Proposals and cooperate with any such discussions or any attempt to make any Acquisition Proposals.

No later than two business days after the conclusion of the Go-Shop Period, SolarCity must notify Tesla in writing of the identity of any person from whom it has received an Acquisition Proposal prior to the conclusion of the Go-Shop Period, and provide a copy of any Acquisition Proposal made in writing and a written summary of the material terms of any Acquisition Proposal not made in writing. The Go-Shop Period concluded on September 14, 2016, with no parties qualifying as Excluded Parties.

No Solicitation of Alternative Proposals (Page 126)

Tesla and SolarCity have each agreed that, from the time of the execution of the Merger Agreement (with respect to Tesla) or the expiry of the Go-Shop Period, except in connection with an Excluded Party (as defined on page 128) (with respect to SolarCity) until the earlier of the effective date of the Merger and the termination of the Merger Agreement, not to, and not to authorize or permit any of their respective affiliates, directors, officers, employees or representatives to, directly or indirectly (i) initiate, solicit or knowingly encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to result in an Acquisition Proposal (as defined on page 127), (ii) participate in any discussions or negotiations regarding, or provide to any person nonpublic information and other access with respect to, or cooperate with any person with respect to, a proposal or offer that constitutes or would reasonably be expected to result in an Acquisition Proposal, (iii) enter into any Acquisition Agreement, Merger Agreement or similar definitive agreement relating to an Acquisition Proposal, (iv) adopt resolutions or otherwise take any action to make the provisions of any anti-takeover statute inapplicable to any Acquisition Proposal; or (v) terminate, amend, release, modify or fail to enforce any provision under any confidentiality, standstill or similar agreement, except solely to permit the submission of an Acquisition Proposal to the extent that failure to do so would be inconsistent with the fiduciary duties of such party’s board.

Notwithstanding these restrictions, if at any time prior to obtaining the approval of its stockholders, Tesla or SolarCity receives a bona fide Acquisition Proposal that such party’s board determines in good faith (after consultation with its advisors) constitutes or is reasonably expected to lead to a Tesla Superior Acquisition Proposal or a SolarCity Superior Proposal, as applicable (as defined on pages 127 and 128, respectively), then such party may (i) provide nonpublic information and access to such person making the proposal pursuant to a customary confidentiality agreement (provided that in the case of nonpublic information provided by SolarCity, such information is provided within 48 hours to Tesla), and (ii) participate in discussions with such person with respect to an acquisition proposal.

SolarCity has also agreed, following the conclusion of the Go-Shop Period, (i) to notify Tesla promptly within 48 hours upon the later of (A) receipt of an Acquisition Proposal and (B) the conclusion of the Go-Shop Period, regarding any inquiry that may reasonably be expected to lead to Acquisition Proposal, any request for information or any negotiations sought from either SolarCity or its representatives concerning an Acquisition Proposal, (ii) to include in its notice to Tesla a copy of the Acquisition Proposal and a written summary of the material terms of any Acquisition Proposal, inquiry or request not made in writing, and (iii) to keep Tesla reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, discussions or negotiations regarding (x) any Acquisition Proposal, in the case of any person that is not an Excluded Party (as defined below), or (y) any Acquisition Proposal that is or would reasonably be expected to lead to a SolarCity Superior Proposal, in the case of any person that is an Excluded Party (as defined on page 128).

Changes in Board Recommendations (Page 128)

The Merger Agreement provides that, subject to certain exceptions, neither the Tesla Board nor the SolarCity Board will (i) change, withhold, withdraw, qualify or modify, in a manner adverse to the other party (or publicly propose or resolve to change, withhold, withdraw qualify or modify) its recommendation of the Tesla Merger and Share Issuance Proposal or the SolarCity Merger Proposal, as applicable, (ii) fail to include the Tesla Merger and Share Issuance Proposal or the SolarCity Merger Proposal in the joint proxy statement/prospectus, as applicable, (iii) approve, authorize, endorse, declare advisable, adopt, enter into or recommend an Acquisition Proposal (as defined on page 127) to their respective stockholders, or (iv) fail to recommend against the acceptance of a tender or exchange offer within 10 business days after its commencement.

Notwithstanding the foregoing restrictions, at any time prior to obtaining the requisite SolarCity or Tesla stockholder approvals (as described below), as applicable, the SolarCity Board or the Tesla Board, as applicable, may, if it determines in good faith (after consultation with its outside counsel and financial advisor, and, in the case of an Acquisition Proposal received by the SolarCity Board, upon the recommendation of the Special Committee) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (i) make an adverse recommendation change and terminate the Merger Agreement to enter into a binding agreement providing for a Tesla Superior Acquisition Proposal or a SolarCity Superior Proposal, as applicable (as defined on pages 127 and 128, respectively) (following receipt of an Acquisition Proposal that did not result from a breach of the non-solicitation provisions in the Merger Agreement and that it determines in good faith, after consultation with its advisors, and, in the case of an Acquisition Proposal received by the SolarCity Board, upon the recommendation of the Special Committee, constitutes a Tesla Superior Acquisition Proposal or SolarCity Superior Proposal, as applicable) or (ii) make an adverse recommendation change in response to an Intervening Event (as defined on page 129).

Conditions to the Completion of the Merger (Page 129)

The obligations of each of Tesla and SolarCity to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	approval by SolarCity stockholders of the SolarCity Merger Proposal (see the section titled “The SolarCity Special Meeting of Stockholders—Required Vote” beginning on page 53);

•	approval by Tesla stockholders of the Tesla Merger and Share Issuance Proposal (see the section titled “The Tesla Special Meeting of Stockholders—Required Vote” beginning on page 50);

•	approval for listing by NASDAQ, subject to official notice of issuance, of the Tesla Common Stock issuable to SolarCity stockholders in the Merger;

•	termination or expiration of any applicable waiting period under the HSR Act, which early termination was granted by the FTC on August 24, 2016 (see the section titled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 113);

•	absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prevents, makes illegal or prohibits the closing of the Merger;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part; and

•	receipt of an opinion of that party’s counsel to the effect that the Merger will qualify as a “reorganization” under the Code.

In addition, the obligations of Tesla and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of SolarCity relating to organization, standing, power, capital structure (with the exception of certain representations and warranties related to capital stock and other securities), authority, execution and delivery, enforceability and accounts payables being true and correct in all material respects as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	certain representations and warranties of SolarCity relating to capital stock and other securities and brokers’ fees and expenses being true and correct (except for de minimis inaccuracies) as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	the representations and warranties of SolarCity relating to the absence of a material adverse effect since December 31, 2015 being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	each other representation and warranty of SolarCity being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	SolarCity having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	absence of a material adverse effect with respect to SolarCity since the date of the Merger Agreement;

•	with respect to any indebtedness of SolarCity or any of its subsidiaries (including any partially owned entity formed in connection with its financing activities) in excess of $10 million, the absence of a SolarCity Default (as defined on page 130);

•	SolarCity’s accounts payables not exceeding $75 million more than the amount of its accounts payables on May 31, 2016; and

•	receipt of an officer’s certificate executed by an executive officer of SolarCity on behalf of SolarCity certifying that the preceding conditions have been satisfied.

In addition, the obligations of SolarCity to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Tesla and Merger Sub relating to organization, standing, power, capital structure (except for certain representations and warranties relating to capital stock), authority, execution and delivery and enforceability being true and correct in all material respects as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	certain representations and warranties of SolarCity relating to capital stock being true and correct (except for de minimis inaccuracies) as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•

each other representation and warranty of Tesla and Merger Sub being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	the absence of a material adverse effect with respect to Tesla since the date of the Merger Agreement;

•	receipt of an officer’s certificate executed by an executive officer of Tesla on behalf of Tesla certifying that the preceding four conditions have been satisfied;

•	Tesla and Merger Sub having performed in all material respects all obligations required to be performed by each of them under the Merger Agreement; and

•	receipt of an officer’s certificate executed by an executive officer of each of Tesla and Merger Sub on behalf of each of Tesla and Merger Sub certifying that the preceding condition has been satisfied.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination of the Merger Agreement (Page 131)

The Merger Agreement may be terminated by the mutual written consent of Tesla and SolarCity at any time prior to the effective time of the Merger. In addition, the Merger Agreement may be terminated by either of Tesla or SolarCity at any time prior to the effective time of the Merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•	if the Merger is not consummated by April 30, 2017 (the “End Date”);

•	if Tesla stockholders fail to approve the Tesla Merger and Share Issuance Proposal at the Tesla Special Meeting;

•	if SolarCity stockholders fail to approve the SolarCity Merger Proposal at the SolarCity Special Meeting;

•	if the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, subject to the right of the breaching party to cure the breach;

•	if (1) prior to obtaining the requisite stockholder approvals the board of directors of the other party effects an adverse recommendation change, or (2) the other party fails to include its recommendation of the respective merger proposal or the share issuance proposal, as applicable, in this joint proxy statement/prospectus; or

•	to enter into a binding agreement providing for a Tesla Superior Acquisition Proposal or a SolarCity Superior Proposal, as applicable (so long as the terminating party has complied with its non-solicitation obligations under the Merger Agreement).

Expenses and Termination Fees (Page 132)

Generally, all fees and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses. However, the Merger Agreement provides that, upon termination of the Merger Agreement under certain circumstances, Tesla or SolarCity may be obligated to pay to the other party a termination fee of $78.2 million. The Merger Agreement also provides that SolarCity will be obligated to pay Tesla a reduced fee of $26.1 million if it terminates the Merger Agreement in order to enter into a definitive agreement with an Excluded Party (as defined on page 128) with respect to a SolarCity Superior Proposal. See the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 132 for a more complete discussion for the circumstances under which termination fees will be required to be paid.

Voting Agreement (Page 136)

In connection with the Merger Agreement, SolarCity entered into a voting and support agreement, a copy of which is attached as Annex B to this joint proxy statement/prospectus (the “Voting Agreement”), with Mr. Elon Musk, solely in his capacity as a holder of SolarCity Common Stock and not in any other capacity, and the Elon Musk Revocable Trust, dated July 22, 2003 (collectively, the “EM Stockholders”), pursuant to which:

•	the EM Stockholders agreed that they will vote their shares of SolarCity Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, unless the SolarCity Board withdraws its recommendation with respect to the Merger Agreement and the Merger (as described in the section entitled “The Merger Agreement—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128); and

•	in the event that SolarCity terminates the Merger Agreement in order to enter into a binding agreement with respect to a SolarCity Superior Proposal (as described in the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 126), the EM Stockholders agreed that they would vote their shares of SolarCity Common Stock in favor of, or tender their shares of SolarCity Common Stock with respect to, that alternative proposal, as applicable, in the same proportion as all other shares of SolarCity Common Stock are voted in favor of, or tendered with respect to, that alternative proposal (or, at their option, the EM Stockholders may vote their shares entirely or in a greater proportion in favor of that alternative proposal).

No Appraisal Rights (Page 177)

Under Delaware law, holders of SolarCity Common Stock are not entitled to appraisal rights in connection with the Merger.

Accounting Treatment of the Merger (Page 115)

Tesla prepares its financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Merger will be accounted for in accordance with Accounting Standards Codification Topic 805, Business Combinations. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of SolarCity will be part of the Combined Company beginning on the date of the Merger.

Material U.S. Federal Income Tax Consequences of the Merger (Page 138)

SolarCity and Tesla intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Tesla’s obligation to complete the Merger that Tesla receive an opinion from Wachtell Lipton to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to SolarCity’s obligation to complete the Merger that SolarCity receive an opinion from Skadden to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, on the basis of the opinions described above, U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of SolarCity Common Stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of SolarCity Common Stock for shares of Tesla Common Stock in the Merger, except with respect to cash received in lieu of fractional shares.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 138 for a more complete description of the material U.S. federal income tax consequences of the Merger. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Merger.

Comparison of the Rights of Holders of Tesla Common Stock and Holders of SolarCity Common Stock (Page 155)

SolarCity stockholders receiving the merger consideration will have different rights once they become stockholders of Tesla due to differences between the governing corporate documents of Tesla and SolarCity. These differences are described in detail in the section entitled “Comparison of the Rights of Holders of Tesla Common Stock and Holders of SolarCity Common Stock” beginning on page 155.

Future Liquidity Needs of the Combined Company (Page 137)

As of June 30, 2016, Tesla had $3.25 billion in principal sources of liquidity available from its cash and cash equivalents, which included $2.76 billion of money market funds. Subsequent to June 30, 2016, Tesla has received notices of conversion from holders of approximately $426 million in aggregate principal amount of Tesla’s convertible senior notes due 2018 (“2018 Notes”), which conversions require Tesla to repay the principal amount in cash. Tesla expects to pay this amount in the third quarter of 2016 and, after giving effect to these conversions, Tesla has approximately $220 million in aggregate principal amount of 2018 Notes outstanding.

Sources of cash are predominately from Tesla’s deliveries of vehicles, as well as customer deposits for vehicles, sales of regulatory credits, proceeds from retail financing activities, sales of energy products, and non-warranty repair and maintenance services. While Tesla expects that its current sources of liquidity, including cash and cash equivalents, together with its current projections of cash flow from operating and retail financing activities, will provide it with adequate liquidity based on its current plans through at least the end of the current fiscal year, Tesla is currently planning to raise additional funds by the end of this year, including through potential equity or debt offerings, subject to market conditions and recognizing that Tesla cannot be certain that additional funds would be available to it on favorable terms or at all. The amount of funds that Tesla intends to raise has not yet been determined and will vary based on a number of factors, including Tesla and the Combined Company’s liquidity needs as well as access to current and future sources of liquidity. For additional information, see the section entitled “Risk Factors” beginning on page 36.

Such additional funds would be used primarily for tooling, production equipment and construction of the Tesla’s Model 3 production lines, equipment to support cell production at Tesla’s Gigafactory, as well as new Tesla retail locations, service centers and Supercharger locations and general corporate purposes. Secondarily, if the Merger with SolarCity is completed, a portion of the additional funds would also be used to support the additional capital needs of the Combined Company.

Litigation Relating to the Merger (Page 115)

Between September 1, 2016 and September 14, 2016, four lawsuits were filed in the Court of Chancery of the State of Delaware by purported stockholders of Tesla challenging the proposed Merger. These lawsuits are captioned as City of Riviera Beach Police Pension Fund v. Elon Musk, et al., C.A, No. 12711-VCS; Ellen Prasinos v. Elon Musk, et al., C.A. No. 12723-VCS; Arkansas Teacher Retirement System, et al. v. Elon Musk, et al., C.A. No. 12740-VCS; and P. Evan Stephens v. Elon Musk, et al., C.A. No. 1275-VCS (collectively, the “Actions”). Each of the Actions names as defendants the members of the Tesla Board, and certain of the Actions also name as defendants Merger Sub, SolarCity, and certain members of the SolarCity Board. The Actions seek to assert claims derivatively on behalf of Tesla, alleging, among other things, that the members of the Tesla Board breached their fiduciary duties in connection with the proposed Merger and, in some cases, that SolarCity and members of the SolarCity Board aided and abetted breaches of fiduciary duties and that certain individual defendants would be unjustly enriched by the proposed Merger. Certain of the Actions also assert putative class action claims against the members of the Tesla Board, including on the ground that the preliminary joint proxy statement/prospectus filed on August 31, 2016 allegedly failed to disclose material facts in connection with the proposed Merger. The Actions seek, among other relief, damages in an unspecified amount, rescission of the proposed Merger, and attorneys’ fees and costs. Certain of the plaintiffs have filed motions for a preliminary injunction to prevent Tesla from consummating the Merger or any vote thereon and motions for expedited proceedings. On September 23, 2016, the Court set a schedule for consolidation of the Actions and determination of a plaintiffs’ leadership structure, and the Court scheduled a hearing for October 14, 2016, to consider any motion for expedited proceedings. Tesla believes that the Actions are without merit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TESLA

The following table sets forth selected historical consolidated financial data for Tesla. The historical consolidated financial information for each of the years in the five-year period ended December 31, 2015 is derived from the audited consolidated financial statements of Tesla as of and for each of the years in the five-year period ended December 31, 2015. The historical consolidated financial information for Tesla as of June 30, 2016 and for the six months ended June 30, 2016 and June 30, 2015 has been derived from Tesla’s unaudited interim condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, which is incorporated herein by reference, and in the opinion of Tesla’s management, include all normal and recurring adjustments that are considered necessary for the fair statement of the results for the interim periods. You should not assume the results of operations for any past periods indicate results for any future period, including with respect to the future performance of Tesla following the date of this joint proxy statement/prospectus or following the completion of the Merger. You should read this information in conjunction with Tesla’s consolidated financial statements and related notes thereto included in Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180. For financial information giving effect to the Merger and the transactions contemplated by the Merger Agreement, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 141.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$2,417,065	$1,894,856	$4,046,025	$3,198,356	$2,013,496	$413,256	$204,242
Gross profit	527,244	473,443	923,503	881,671	456,262	30,067	61,595
Loss from operations	(486,264)	(272,634)	(716,629)	(186,689)	(61,283)	(394,283)	(251,488)
Net loss	(575,455)	(338,408)	(888,663)	(294,040)	(74,014)	(396,213)	(254,411)
Net loss per share of common stock, basic and diluted(1)	$(4.22)	$(2.68)	$(6.93)	$(2.36)	$(0.62)	$(3.69)	$(2.53)
Weighted average shares used in computing net loss per share of common stock, basic and diluted(1)	136,330	126,320	128,202	124,539	119,421	107,349	100,389

Consolidated Balance Sheet Data (at period end):
Working capital (deficit)(2)	$1,437,301	$244,233	$(24,706)	$1,072,907	$590,779	$(14,340)	$181,499
Total assets(2)	11,868,952	6,468,185	8,092,460	5,830,667	2,416,930	1,114,190	713,448
Total long-term obligations(2)(3)	5,545,108	3,317,590	4,145,197	2,753,595	1,074,650	450,382	298,064

(1)	Diluted net loss per share of common stock is computed excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of Tesla’s common stock, the conversion of Tesla’s convertible senior notes (using the treasury stock method), warrants to purchase shares of Tesla’s common stock issued in connection with Tesla’s 2018 Notes, 2019 Notes, as defined in Note (2) below, and 2021 Notes, as defined in Note (2) below, (using the treasury stock method), warrants to purchase shares of Tesla’s convertible preferred stock (using the treasury stock method) and the conversion of Tesla’s convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of these calculations, potential shares of Tesla Common Stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since Tesla generated a net loss in each period.

(2)	In May 2013, Tesla issued $660.0 million aggregate principal amount of 2018 Notes in a public offering. In accordance with accounting guidance on embedded conversion features, Tesla valued and bifurcated the conversion option associated with the 2018 Notes from the host debt instrument and initially recorded the conversion option of $82.8 million in equity.

The holders of 2018 Notes may convert their notes during a quarter if the closing price of our common stock exceeded 130% of the applicable conversion price of our 2018 Notes on at least 20 of the last 30 consecutive trading days of the preceding quarter. As of December 31, 2015, December 31, 2014 and June 30, 2016 and June 30, 2015, our 2018 Notes have met the conversion criteria; consequently the carrying value of 2018 Notes of $612.5 million, $594.3 million, $608.9 million and $603.2 million have been presented as current liabilities, respectively.

In March 2014, Tesla issued $800.0 million principal amount of 0.25% convertible senior notes due 2019 (“2019 Notes”) and $1.20 billion principal amount of 1.25% convertible senior notes due 2021 (“2021 Notes”) in a public offering. In April 2014, Tesla issued an additional $120.0 million aggregate principal amount of 2019 Notes and $180.0 million aggregate principal amount of 2021 Notes, pursuant to the exercise in full of the overallotment options of the underwriters of Tesla’s March 2014 public offering. In accordance with accounting guidance on embedded conversion features, Tesla valued and bifurcated the conversion option associated with the notes from the host debt instrument and recorded the conversion option of $188.1 million for the 2019 Notes and $369.4 million for the 2021 Notes in stockholders’ equity as of December 31, 2014.

(3)	As of August 31, 2012, Tesla had fully drawn down our $465.0 million under our DOE loan facility. In May 2013, Tesla used a portion of the Notes offering proceeds to repay all outstanding loan amounts under the DOE Loan Facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SOLARCITY

The following table sets forth selected historical consolidated financial data for SolarCity. The historical consolidated financial information for each of the years in the five-year period ended December 31, 2015 is derived from the audited consolidated financial statements of SolarCity as of and for each of the years in the five-year period ended December 31, 2015. The historical consolidated financial information for SolarCity as of June 30, 2016 and for the six months ended June 30, 2016 and June 30, 2015 has been derived from SolarCity’s unaudited interim condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, which is incorporated herein by reference, and in the opinion of SolarCity’s management, include all normal and recurring adjustments that are considered necessary for the fair statement of the results for the interim periods. You should not assume the results of operations for any past periods indicate results for any future period, including with respect to the future performance of SolarCity following the date of this joint proxy statement/prospectus or of Tesla following the completion of the Merger. You should read this information in conjunction with SolarCity’s consolidated financial statements and related notes thereto included in SolarCity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180. For financial information giving effect to the Merger and the transactions contemplated by the Merger Agreement, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 141.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$308,356	$170,282	$399,619	$255,031	$163,837	$126,908	$59,551
Gross profit	101,288	65,083	118,828	78,599	39,369	27,456	12,415
Net loss	(533,362)	(302,670)	(768,822)	(375,230)	(151,758)	(113,726)	(73,714)
Net loss attributable to non-controlling interests and redeemable non-controlling interests(1)	(452,885)	(258,785)	(710,492)	(319,196)	(95,968)	(14,391)	(117,230)
Net (loss) income attributable to stockholders(1)	(80,477)	(43,885)	(58,330)	(56,034)	(55,790)	(99,335)	43,516
Net (loss) income per share attributable to common stockholders:
Basic	$(0.81)	$(0.45)	$(0.60)	$(0.60)	$(0.70)	$(7.68)	$0.82
Diluted	(0.81)	(0.45)	(0.60)	(0.60)	(0.70)	(7.69)	0.76

Consolidated Balance Sheet Data (at period end):
Total current assets(2)(3)	$611,312	$918,099	$902,138	$997,616	$785,924	$313,938	$241,522
Total assets(2)(3)	8,224,080	5,675,016	7,287,118	4,551,219	2,792,120	1,335,592	812,703
Total current liabilities(3)	1,100,947	875,868	1,193,362	566,513	338,029	213,939	246,886
Total liabilities(3)	6,352,705	4,191,085	5,552,555	3,208,847	1,942,996	1,042,371	601,997
Redeemable non-controlling interests in subsidiaries	344,932	285,081	320,935	186,788	44,709	12,827	22,308
Convertible redeemable preferred stock	—	—	—	—	—	—	125,722
Total stockholders’ equity (deficit)	890,803	759,019	878,566	745,642	617,598	183,601	(37,662)
Non-controlling interests in subsidiaries	635,640	439,831	535,062	409,942	186,817	96,793	100,338

(1)	Under U.S. GAAP, SolarCity is required to present the impact of a hypothetical liquidation of its joint ventures on its consolidated statements of operations.
(2)	In November 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to eliminate the requirement to classify deferred income tax assets and liabilities between current and noncurrent. The ASU simply requires that all deferred income tax assets and liabilities be classified as noncurrent. As of December 31, 2015, SolarCity early adopted the ASU prospectively but did not reclassify previous balances of deferred income tax assets and liabilities, as permitted by the ASU.
(3)	As a result of SolarCity’s adoption of ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (see below) in 2015, SolarCity reclassified deferred financing costs from assets and presented the balances as an offset against the associated debt for the six months period ended June 30, 2015 and years ended 2013, 2012, and 2011.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents selected unaudited pro forma combined financial information about Tesla’s consolidated balance sheet and statements of operations, after giving effect to the Merger with SolarCity. The information under “Pro Forma Statements of Operations Data” in the table below assumes the Merger had been consummated on January 1, 2015, the beginning of the earliest period presented. The information under “Pro Forma Balance Sheet Data” in the table below assumes the Merger had been consummated on June 30, 2016.

The unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing or other restructuring that may result from the Merger. The information presented below should be read in conjunction with the historical consolidated financial statements of each of Tesla and SolarCity, including the related notes, filed by each of them with the SEC, and with the Pro Forma Condensed Combined Financial Statements of Tesla and SolarCity, including the related notes, appearing elsewhere in this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information,” beginning on pages 180 and 141, respectively, for more information. The unaudited pro forma condensed combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the Merger been completed on the dates indicated.

(in thousands, except for per share data)	Six months ended June 30, 2016	Year ended December 31, 2015
Pro Forma Statements of Operations Data:
Total revenues	$2,683,988	$4,362,696
Gross profit	584,513	959,444
Net loss attributable to stockholders	(754,050)	(1,054,658)
Net loss per share of common stock, basic and diluted	$(5.12)	$(7.57)

	As of June 30, 2016
Pro Forma Balance Sheet Data:
Working capital	$987,194
Total assets	20,075,828
Current portion of long-term debt(1)	1,108,743
Long-term debt, net of current portion(2)	5,206,148
Redeemable non-controlling interests and non-controlling interests in subsidiaries	914,758

(1)	Includes the current portion of solar bonds, solar asset-backed notes, and long-term debt and capital leases.

(2)	Includes the non-current portion of solar bonds, solar asset-backed notes, and long-term debt and capital leases.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE FINANCIAL DATA

The following table sets forth, for the six months ended June 30, 2016 and the year ended December 31, 2015, selected per share information for Tesla Common Stock on a historical and pro forma combined basis and, for the six months ended June 30, 2016 and the year ended December 31, 2015, selected per share information for SolarCity Common Stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2015, which is derived from the audited financial statements, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger and the other transactions contemplated by the Merger Agreement had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Tesla or SolarCity following the date of this joint proxy statement/prospectus or following the completion of the Merger. You should read the data with the historical consolidated financial statements and related notes of Tesla and SolarCity contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2015, and their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2016, as applicable, all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

The pro forma combined data and SolarCity equivalent pro forma data for book value per share gives effect to the Merger as if the Merger had been effective as of June 30, 2016, and as if the Merger had been effective as of January 1, 2015 in the case of the net loss per share data. The unaudited pro forma data combines the historical results of SolarCity into Tesla’s consolidated statement of operations. While certain adjustments were made for the estimated impact of fair value adjustments and other Merger-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2015 or June 30, 2016.

The pro forma combined net loss per share of common stock set forth below were calculated using the methodology as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 141. Neither Tesla nor SolarCity has declared a dividend on account of their respective common stock during the periods presented in the following table. The pro forma combined book value per share was calculated by dividing total combined Tesla and SolarCity pro forma common stockholders’ equity by pro forma equivalent shares of common stock. The pro forma SolarCity equivalent per common share amounts were calculated by multiplying the pro forma combined per share amounts by the Exchange Ratio of 0.110.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Tesla and SolarCity management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the Combined Company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the Merger or consider any potential impacts of current market conditions or the Merger on revenues, expense efficiencies, debt refinancing or restructuring, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the Merger, the operating results of SolarCity will be reflected in the consolidated financial statements of Tesla on a prospective basis.

	Six months ended June 30, 2016	Year ended December 31, 2015
Tesla historical data
Net loss per share, basic and diluted	$(4.22)	$(6.93)
Book value per share	$18.49	$8.49

SolarCity historical data
Net loss per share, basic and diluted	$(0.81)	$(0.60)
Book value per share	$9.02	$9.04

Tesla unaudited pro forma combined data
Net loss per share, basic and diluted	$(5.12)	$(7.57)
Book value per share	$33.65	n/m (1)

SolarCity equivalent unaudited pro forma data(2)
Net loss per share, basic and diluted	$(0.56)	$(0.83)
Book value per share	$3.70	n/m (1)

(1)	Pro forma book value per share as of December 31, 2015 is not meaningful as purchase accounting adjustments were calculated as of June 30, 2016.

(2)	The SolarCity pro forma equivalent per share amounts were calculated by multiplying the pro forma combined amounts by the Exchange Ratio of 0.110.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Tesla Common Stock is listed on NASDAQ under the symbol “TSLA,” and SolarCity Common Stock is listed on NASDAQ under the symbol “SCTY.” The following table sets forth the high and low reported closing sale prices per share of Tesla Common Stock and SolarCity Common Stock for the calendar quarters indicated. As set forth below, neither Tesla nor SolarCity declared any cash dividends on account of the Tesla Common Stock nor the SolarCity Common Stock, respectively, for the calendar quarters indicated.

	Tesla Common Stock			SolarCity Common Stock
	High	Low	Dividend Declared	High	Low	Dividend Declared
2013
First Quarter	$39.48	$32.91	$0.00	$19.27	$12.33	$0.00
Second Quarter	$110.33	$40.50	$0.00	$51.60	$18.23	$0.00
Third Quarter	$193.37	$109.05	$0.00	$45.15	$28.63	$0.00
Fourth Quarter	$193.00	$120.50	$0.00	$62.77	$35.50	$0.00
2014
First Quarter	$254.84	$139.34	$0.00	$86.14	$59.27	$0.00
Second Quarter	$240.06	$178.59	$0.00	$70.87	$47.71	$0.00
Third Quarter	$286.04	$215.40	$0.00	$75.63	$59.60	$0.00
Fourth Quarter	$260.62	$197.81	$0.00	$59.18	$48.35	$0.00
2015
First Quarter	$220.99	$185.00	$0.00	$58.12	$47.53	$0.00
Second Quarter	$268.79	$187.59	$0.00	$62.72	$50.48	$0.00
Third Quarter	$282.26	$218.87	$0.00	$60.17	$40.34	$0.00
Fourth Quarter	$247.57	$206.93	$0.00	$57.26	$25.07	$0.00
2016
First Quarter	$238.32	$143.67	$0.00	$52.79	$16.67	$0.00
Second Quarter	$265.42	$193.15	$0.00	$33.87	$17.82	$0.00
Third Quarter (through September 28, 2016)	$234.79	$194.47	$0.00	$27.50	$16.77	$0.00

The following table presents trading information for Tesla Common Stock and SolarCity Common Stock on June 21, 2016, the last full trading day before the public announcement of the proposed acquisition of SolarCity by Tesla, and [                    ], 2016, the latest practicable trading day before the date of this joint proxy statement/prospectus.

	Tesla Common Stock									SolarCity Common Stock
	High			Low			Close			High			Low			Close
June 21, 2016		$222.57			$218.81			$219.61			$22.00			$20.80			$21.19
[ ], 2016	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

For illustrative purposes, the following table provides equivalent per share information for SolarCity Common Stock on June 21, 2016, the last full trading day before the public announcement of the proposed acquisition of SolarCity by Tesla, and [                    ], 2016, the latest practicable trading day before the date of this joint proxy statement/prospectus. Equivalent per share amounts for SolarCity Common Stock are calculated by multiplying per share information for Tesla Common Stock by the Exchange Ratio of 0.110, rounded to the nearest whole cent.

	Tesla Common Stock									SolarCity Equivalent Common Stock
	High			Low			Close			High			Low			Close
June 21, 2016		$222.57			$218.81			$219.61			$24.48			$24.07			$24.16
[ ], 2016	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

Tesla stockholders and SolarCity stockholders are advised to obtain current market quotations for Tesla Common Stock and SolarCity Common Stock. The market price of Tesla Common Stock and SolarCity Common Stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the Merger. No assurance can be given concerning the market price of Tesla Common Stock or SolarCity Common Stock before or after the effective time of the Merger. Changes in the market price of Tesla Common Stock prior to the completion of the Merger will affect the market value of the merger consideration that SolarCity stockholders will receive upon completion of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of Tesla, SolarCity and the Combined Company, the Merger and the markets for Tesla and SolarCity Common Stock and other matters. Statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Tesla and SolarCity, wherever they occur in this joint proxy statement/prospectus or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Tesla and SolarCity and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this joint proxy statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus, including in the section entitled “Risk Factors” beginning on page 36. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Tesla’s and SolarCity’s filings with the SEC, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 2016, as well as, among others, risks and uncertainties relating to:

•	the receipt of approval of both Tesla’s and SolarCity’s stockholders;

•	the possibility of regulatory challenges to the transactions contemplated by the Merger Agreement;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger;

•	the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the Merger within the expected time frames or at all and to successfully integrate SolarCity’s operations into those of Tesla;

•	continued liquidity and sufficiency of capital, including capital necessary to consummate the proposed transaction;

•	general economic and market conditions;

•	the integration of SolarCity’s operations into those of Tesla being more difficult, time-consuming or costly than expected;

•	operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction;

•	the difficulty of retaining certain key employees of SolarCity;

•	Tesla’s and SolarCity’s ability to adapt its services to changes in technology or the marketplace;

•	Tesla’s and SolarCity’s ability to maintain and grow their relationships with their respective customers;

•	the outcome of litigation in which Tesla or SolarCity is or may become involved;

•	pricing trends, including Tesla’s and SolarCity’s ability to achieve economies of scale in manufacturing, installation and capital costs;

•	Tesla’s and SolarCity’s ability to implement their respective business strategies;

•	the success of new products released by Tesla and SolarCity;

•	the integration of new businesses Tesla may acquire or new business ventures Tesla may start;

•	changes to and the impact of the laws, rules and regulations (including tax and environmental laws, net energy metering policies, rules and regulations) that apply to and regulate Tesla’s and SolarCity’s operations; and

•	other developments in the markets in which SolarCity and Tesla operate, as well as management’s response to any of the aforementioned factors.

The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34 of this joint proxy statement/prospectus, Tesla stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Tesla proposals, and SolarCity stockholders should carefully consider the following risk factors in deciding whether to vote for the SolarCity proposals. In addition, stockholders of Tesla and stockholders of SolarCity should read and consider the risks associated with each of the businesses of Tesla and SolarCity because these risks will relate to the Combined Company. Certain of these risks can be found in Tesla’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, which is incorporated by reference into this joint proxy statement/prospectus, and SolarCity’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, which is incorporated by reference into this joint proxy statement/prospectus. You should carefully read this entire joint proxy statement/prospectus and its Annexes and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180 of this joint proxy statement/prospectus.

Risks Related to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Tesla or SolarCity.

Upon closing of the Merger, each share of SolarCity Common Stock will be converted into the right to receive 0.110 shares of Tesla Common Stock with cash paid in lieu of fractional shares. This Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Tesla Common Stock or SolarCity Common Stock. Because the Exchange Ratio is fixed, changes in the price of Tesla Common Stock prior to the Merger will affect the value of the merger consideration that SolarCity stockholders will receive on the date of the Merger. In addition, Tesla will issue an amount of shares of Tesla Common Stock in the Merger based on the number of shares of SolarCity Common Stock outstanding as of the effective time of the Merger, and the amount of shares of Tesla Common Stock issued in the Merger will not change based on the price of the shares of Tesla Common Stock or SolarCity Common Stock as of the date of the Merger or their relative price, or any changes in their price or relative price prior to the Merger.

Stock price changes may result from a variety of factors (many of which are beyond our control), including the following:

•	changes in our respective businesses, operations and prospects;

•	changes in market assessments of the business, operations, and prospects of either company;

•	investor behavior and strategies, including market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the price of Tesla’s and SolarCity’s common stock; and

•	federal, state, and local legislation, governmental regulation, and legal developments in the jurisdictions in which SolarCity and Tesla operate.

The price of Tesla Common Stock at the closing of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus, and/or on the dates of the special meetings of Tesla and SolarCity. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of Tesla Common Stock during the period from June 21, 2016, the last full trading day before Tesla’s public announcement of its intent to acquire SolarCity, through [                    ], 2016, the latest practicable date before the date of this joint proxy statement/prospectus,

the Exchange Ratio represented a market value ranging from a low of [            ] to a high of [            ] for each share of SolarCity Common Stock.

The ability of Tesla and SolarCity to complete the Merger is subject to a number of conditions, including the absence of antitrust challenges from governmental entities, which may impose conditions that could have an adverse effect on Tesla or SolarCity or could delay or cause us to abandon the Merger.

Notification and Report Forms required by the HSR Act were filed with the DOJ and the FTC on August 15, 2016. The FTC granted early termination of the applicable HSR Act waiting period to the parties on August 24, 2016. The DOJ, the FTC and others, however, may still challenge the Merger on antitrust grounds at any time before or after the completion of the Merger, any of the DOJ, the FTC or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Tesla or SolarCity, subject the consummation of the Merger to regulatory conditions or seek other remedies. We cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed. The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed.

Completion of the Merger is subject to a number of other conditions that must be fulfilled, including, among others, the conditions that (i) the Tesla Merger and Share Issuance Proposal be approved by (a) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance pursuant to the NASDAQ Market Rules and (b) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock cast in person or by proxy at the Tesla Special Meeting that are not owned, directly or indirectly, by the Excluded Tesla Parties, pursuant to the terms of the Merger Agreement; (ii) the SolarCity Merger Proposal be approved by (a) the affirmative vote of the holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (b) the affirmative vote of the holders of a majority of the shares of SolarCity Common Stock cast in person or by proxy at the SolarCity Special Meeting that are not owned, directly or indirectly, by the Excluded SolarCity Parties, pursuant to the terms of the Merger Agreement; (iii) the absence of certain continuing defaults or mandatory prepayment events under SolarCity’s indebtedness; and (iv) SolarCity having a specified level of accounts payable. These conditions may not be fulfilled, and if this occurs, the Merger may not be completed. In addition, if the Merger is not completed by April 30, 2017, either Tesla or SolarCity may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after stockholder approval. In addition, Tesla or SolarCity may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129 and “The Merger Agreement—Termination of the Merger Agreement” on beginning on page 131 for a fuller description of these circumstances.

Any delay in completing the Merger may reduce or eliminate the expected benefits from the transaction.

The Merger is subject to a number of conditions beyond Tesla’s and SolarCity’s control that may prevent, delay or otherwise materially adversely affect its completion. Tesla and SolarCity cannot predict whether and when these other conditions will be satisfied. There can be no assurance that either Tesla or SolarCity or both parties will waive any condition to closing that is not satisfied. Furthermore, the requirements for obtaining the required clearances and approvals and the time required to satisfy any other conditions to the closing could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Tesla not to realize some or all of the benefits that it expects to achieve if the Merger is successfully completed within its expected timeframe. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129.

Failure to complete the Merger could negatively impact the stock prices and the future business and financial results of Tesla and SolarCity.

If the Merger is not completed, the ongoing businesses of Tesla or SolarCity may be adversely affected and Tesla and SolarCity will be subject to several risks, including the following:

•	being required, under certain circumstances, to pay a termination fee of $78.2 million, in the case of a payment by Tesla to SolarCity, and $78.2 million or $26.1 million, in the case of a payment by SolarCity to Tesla (see “The Merger Agreement—Expenses and Termination Fees” beginning on page 132);

•	having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•	under the Merger Agreement, each of Tesla and SolarCity being subject to certain restrictions on the conduct of its business, which may adversely affect its ability to execute certain business strategies; and

•	the focus of management of each of the companies on the Merger instead of on pursuing other opportunities that may be beneficial to each company.

If the Merger does not occur, Tesla and SolarCity may incur these costs without realizing any of the benefits of the Merger being completed. In addition, if the Merger is not completed, Tesla and/or SolarCity may experience negative reactions from the financial markets and from their respective customers and employees. Tesla and/or SolarCity could also be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against Tesla or SolarCity to perform their respective obligations under the Merger Agreement. If the Merger is not completed, Tesla and SolarCity cannot assure their respective stockholders that these risks will not materialize or will not materially affect the business, financial results and stock prices of SolarCity or Tesla.

The Merger Agreement contains provisions that could discourage a potential competing acquiror or could result in any competing proposal being offered at a lower price than it might otherwise be.

The Merger Agreement contains “no shop” provisions that, after the expiration of the “go-shop” period, which concluded on September 14, 2016, with no parties qualifying as Excluded Parties, subject to limited exceptions, restrict SolarCity’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of SolarCity. Further, even if the SolarCity Board withdraws or modifies its recommendation of the SolarCity Merger Proposal, it will still be required to submit the matter to a vote of the SolarCity stockholders at the SolarCity Special Meeting unless the Merger Agreement is terminated in accordance with its terms. In addition, Tesla generally has an opportunity to offer to modify the terms of the Merger and the Merger Agreement in response to any competing Acquisition Proposals that may be made before the SolarCity Board may withdraw or modify its recommendation. In some circumstances, upon termination of the Merger Agreement, one of the parties may be required to pay a termination fee to the other party. Tesla is subject to similar “no shop provisions” with respect to competing third-party proposals to acquire all or a significant part of Tesla. For additional information, see the sections entitled “The Merger Agreement—SolarCity Go-Shop” beginning on page 126, “—No Solicitation of Alternative Proposals” beginning on page 126, “—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128 and “—Termination of the Merger Agreement” beginning on page 131.

These provisions could discourage a potential competing acquiror from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

Tesla’s Amended and Restated Bylaws provide that a state court within the State of Delaware will be the sole and exclusive forum for substantially all disputes between Tesla and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with Tesla or its current or former directors, officers or employees.

Tesla’s Amended and Restated Bylaws (“Tesla’s Bylaws”) provide that unless Tesla consents in writing to the selection of an alternative forum, a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Tesla, any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of Tesla to Tesla or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or Tesla’s Amended and Restated Certificate of Incorporation (“Tesla’s Charter”) or Tesla’s Bylaws, any action asserting a claim governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined by Section 115 of the Delaware General Corporation Law (the “DGCL”). The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Tesla or its current or former directors, officers or other employees, which may discourage such lawsuits against Tesla and its current or former directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Tesla’s Charter to be inapplicable or unenforceable in an action, Tesla may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

SolarCity’s Amended and Restated Bylaws, as amended to date, provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between SolarCity and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with SolarCity or its current or former directors, officers or employees.

SolarCity’s Amended and Restated Bylaws, as amended to date (“SolarCity’s Bylaws”), provide that unless SolarCity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) (or, if no state court located within the State of Delaware has jurisdiction, any state or federal court located within the State of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SolarCity, any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee or agent of SolarCity to SolarCity or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or SolarCity’s Amended and Restated Certificate of Incorporation (“SolarCity’s Charter”) or SolarCity’s Bylaws, or any action asserting a claim governed by the internal affairs doctrine. SolarCity’s Bylaws further provide that any acquiror of SolarCity’s capital stock is deemed to have notice of and consented to (i) this provision, (ii) the personal jurisdiction of the Delaware Court of Chancery (or any state or federal court located within the State of Delaware, as applicable), and (iii) having service of process made upon such stockholder. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with SolarCity or its current or former directors, officers, employees or agents, which may discourage such lawsuits against SolarCity and its current or former directors, officers, employees or agents. Alternatively, if a court were to find the choice of forum provision contained in SolarCity’s Charter to be inapplicable or unenforceable in an action, SolarCity may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

The Merger will involve substantial costs.

Tesla and SolarCity have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger and the Tesla Share Issuance, including debt refinancing costs, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the Merger is not completed, Tesla and SolarCity will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The pendency of the Merger and related uncertainty could adversely affect the relationships of Tesla and SolarCity with employees, customers, commercial partners, financing parties and other third parties.

Uncertainty about the effect of the Merger on employees, customers, commercial partners and other third parties may have an adverse effect on SolarCity and Tesla. These uncertainties may cause customers, suppliers commercial partners, financing parties and others that deal with SolarCity or Tesla to seek to change, delay or defer decisions with respect to existing or future business relationships. Retention, hiring and motivation of certain current and prospective employees by SolarCity or Tesla may be challenging while the Merger is pending, as they may experience uncertainty about their future roles with SolarCity or Tesla. If key employees, customers, commercial partners, financing parties and other third parties terminate or change, or seek to terminate or change, their existing relationships with SolarCity or Tesla, SolarCity’s business or Tesla’s business, and the Combined Company’s business as a result, could be harmed.

The consummation of the Merger may permit counterparties to other agreements to terminate those agreements.

SolarCity is party to certain agreements that give the counterparties to such agreements, including investors and commercial partners, certain rights, including notice, consent and other rights in connection with “change of control” transactions or otherwise, that may give rise to a default by SolarCity under the agreements or a right by the counterparty to terminate the agreement. Under certain of these agreements, the Merger may constitute a “change of control” or otherwise give rise to consent or termination rights and, therefore, the counterparties may assert their rights in connection with the Merger and claim a default of the agreement by SolarCity and/or terminate the agreements, which may adversely affect business and operations of Tesla and the value of Tesla’s common stock following the Merger.

The fairness opinions obtained by the Tesla Board and the SolarCity Special Committee from their respective financial advisors will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

Neither the Tesla Board nor the SolarCity Special Committee has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Evercore, Tesla’s financial advisor, or Lazard, the SolarCity Special Committee’s financial advisor. Changes in the operations and prospects of Tesla or SolarCity, general market and economic conditions, and other factors that may be beyond the control of Tesla and SolarCity and on which the fairness opinions were based, may alter the value of Tesla or SolarCity or the price of shares of Tesla or SolarCity Common Stock by the time the Merger is completed.

The fairness opinions do not speak as of the time the Merger will be completed or as of any date other than the dates of such opinions. Neither Tesla nor SolarCity anticipates asking their respective financial advisors to update their fairness opinions. The fairness opinions of Evercore and Lazard are included as Annexes C and D, respectively, to this joint proxy statement/prospectus. For a description of the fairness opinions that the Tesla Board received from its financial advisor and a summary of the material financial analyses it provided to the Tesla Board in connection with rendering such opinions, see the section entitled “The Merger—Opinion of Tesla’s Financial Advisor” beginning on page 74. For a description of the opinion that the SolarCity Special Committee received from its financial advisor and a summary of the material financial analyses such financial advisor provided to the SolarCity Special Committee in connection with rendering such opinion, see the section entitled “The Merger—Opinion of the Financial Advisor to the SolarCity Special Committee” beginning on page 88.

For a description of the factors considered by the Tesla Board in determining to approve the Merger and the Tesla Share Issuance, see the section entitled “The Merger—Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors” beginning on page 70. For a description of the factors considered by the SolarCity Board in determining to approve the Merger Agreement and the Merger, see the section entitled “The Merger—SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors” beginning on page 83.

Certain directors and executive officers of Tesla and SolarCity have interests in the Merger that may be different from, or in addition to, the interests of Tesla’s stockholders and SolarCity’s stockholders generally.

Certain executive officers of Tesla and SolarCity participated in the negotiation of the terms of the Merger Agreement. The Tesla Board, with two directors recusing themselves, approved the Merger Agreement and the Tesla Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are advisable and in the best interests of Tesla and its stockholders. The Special Committee and the SolarCity Board, upon the recommendation of the Special Committee approved the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of SolarCity and its stockholders. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that certain of Tesla’s directors and executive officers and certain of SolarCity’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Tesla’s or SolarCity’s stockholders. For example, some Tesla directors and executive officers own shares in SolarCity and serve on the SolarCity Board, and some SolarCity directors own shares of Tesla and serve on the Tesla Board. See the sections entitled “Stock Ownership of Certain Beneficial Owners and Management/Directors of Tesla” beginning on page 171 and “The Merger—Interests of Tesla’s Directors and Executive Officers in the Merger” beginning on page 106 and “Stock Ownership of Certain Beneficial Owners and Management/Directors of SolarCity” beginning on page 174 and “The Merger—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 108.

SolarCity stockholders will not be entitled to dissenters’ or appraisal rights in the Merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a Merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the Merger or consolidation, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

Because SolarCity Common Stock is listed on NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date, and because the Merger otherwise satisfies the foregoing requirements, holders of SolarCity Common Stock will not be entitled to dissenters’ or appraisal rights in the Merger with respect to their shares of SolarCity Common Stock.

Pending litigation against Tesla could result in an injunction preventing the completion of the Merger or a judgment resulting in the payment of damages.

Between September 1, 2016 and September 14, 2016, four lawsuits were filed in the Court of Chancery of the State of Delaware by purported stockholders of Tesla challenging the Merger. These lawsuits are captioned as City of Riviera Beach Police Pension Fund v. Elon Musk, et al., C.A, No. 12711-VCS; Ellen Prasinos v. Elon Musk, et al., C.A. No. 12723-VCS; Arkansas Teacher Retirement System, et al. v. Elon Musk, et al., C.A. No. 12740-VCS; and P. Evan Stephens v. Elon Musk, et al., C.A. No. 1275-VCS (collectively, the “Actions”), naming as defendants the Tesla Board, and certain of the Actions also name as defendants Merger Sub, SolarCity, and certain members of the SolarCity Board. Other potential plaintiffs may also file additional lawsuits challenging the proposed Merger. The outcome of any such litigation is uncertain.

If any Action is not resolved, the lawsuit(s) could prevent or delay completion of the Merger and result in substantial costs to Tesla and SolarCity, including any costs associated with the indemnification of its respective directors and officers. One condition to closing the Merger is the absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prevents, makes illegal or prohibits the closing of the Merger. If any lawsuit is filed challenging the Merger and is successful in obtaining an injunction preventing the parties to the Merger Agreement from consummating the Merger, such injunction may delay or prevent the Merger. As such, if plaintiffs are successful in obtaining an injunction prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. Additionally, if the Merger is completed, Tesla would assume the risks and liabilities associated with litigation that SolarCity and certain members of the SolarCity Board are party to, and Tesla has agreed to indemnify the directors and officers of SolarCity following the completion of the Merger for liability arising out of the fact that each such person was a director or officer of SolarCity prior to the date of the Merger Agreement.

The defense or settlement of these Actions and any future additional litigation could be time-consuming and expensive, divert the attention of Tesla management and/or SolarCity management away from their regular business, and, if any one of these Actions or any future litigation is adversely resolved against either Tesla or SolarCity, could have a material adverse effect on their respective financial condition, results of operations or liquidity of Tesla or the Combined Company if resolved after the Merger is completed. For more information, see “The Merger—Litigation Relating to the Merger.”

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Tesla and SolarCity are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Tesla or SolarCity and their respective stockholders.

Until the Merger is completed, the Merger Agreement restricts each of Tesla and SolarCity from taking specified actions without the consent of the other party, and requires each of Tesla and SolarCity to operate in the ordinary course of business consistent with past practices. SolarCity is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, equity grants and changes in employee compensation. These restrictions may prevent Tesla and/or SolarCity from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger. See “The Merger Agreement—Conduct of Business” beginning on page 122 for a description of the restrictive covenants applicable to Tesla and SolarCity, respectively.

Risks Related to the Business of the Combined Company Following the Merger

Tesla is expected to incur substantial expenses related to the integration of Tesla and SolarCity.

Tesla is expected to incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of SolarCity with those of Tesla. There are a large number of systems that must be integrated, including management information, purchasing, administrative, accounting and finance, sales, marketing, billing, payroll and benefits, installation, engineering, infrastructure and regulatory compliance, among others. While Tesla has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately at the present time. These integration expenses likely will result in Tesla taking significant charges against earnings following the completion of the Merger, but the amount and timing of such charges are uncertain at present, and if such charges are greater than expected, they could offset the cost synergies that Tesla expects to achieve from the Merger.

Following the Merger, the Combined Company may be unable to integrate successfully the businesses of Tesla and SolarCity and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent public companies. Following the Merger, the Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Combined Company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Tesla and SolarCity in a manner that permits the Combined Company to achieve the synergies anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the Combined Company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

In addition, Tesla and SolarCity have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, suppliers and employees or our ability to achieve the anticipated benefits of the Merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the Combined Company.

Activities undertaken during the pendency of the Merger to complete the Merger and the other transactions contemplated by the Merger Agreement may divert management attention and resources.

If the efforts and actions required of Tesla and SolarCity in order to consummate the Merger and the other transactions contemplated by the Merger Agreement are more difficult, costly or time consuming than expected, such efforts and actions could result in the diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the business and financial results of Tesla or SolarCity, as applicable.

In connection with the Merger and the continuing operations of the Combined Company following the Merger, Tesla may refinance a significant amount of indebtedness and otherwise require additional financing; it cannot guarantee that it will be able to obtain the necessary funds on favorable terms or at all.

Tesla may elect to refinance certain of SolarCity’s indebtedness even if not required to do so by the terms of such indebtedness. In addition, Tesla may need or want to raise additional funds for the operations of the Combined Company following the Merger. Tesla and SolarCity have been and may continue to be engaged in discussions with certain potential financing sources, including with respect to one or more credit facilities to be entered into by Tesla or SolarCity at the time of the closing of the Merger, funds from which would be used in part to make any such refinancing and to provide a source of additional funds and liquidity for the operations of the Combined Company following the Merger. However, the ability of the Combined Company to obtain such financing will depend on, among other factors, prevailing market conditions at the time of the closing of the Merger and other factors beyond the control of the Combined Company. There is no assurance that the Combined Company will be able to obtain additional financing on terms acceptable to the Combined Company, or at all.

In connection with the Merger, Tesla or one of its subsidiaries will be subject to significant additional indebtedness, which could adversely affect Tesla, including by decreasing Tesla’s business flexibility and increasing Tesla’s interest expense.

As of June 30, 2016, Tesla’s consolidated indebtedness was approximately $3.7 billion, and SolarCity’s consolidated indebtedness was approximately $3.3 billion. If the Merger is completed, Tesla expects that certain entities forming part of the Combined Company will be subject to most of the consolidated indebtedness of SolarCity, and the Combined Company may have to incur additional indebtedness in connection with any extinguishment of certain of such debt in connection with the closing of the Merger, as well as for its ongoing business needs. As a result, it is expected that the Combined Company will be subject to substantially increased indebtedness in comparison to Tesla’s indebtedness on a recent historical basis. This increased indebtedness could have the effect, among other things, of reducing Tesla’s flexibility to respond to changing business and economic conditions and increasing Tesla’s interest expense. In addition, the amount of cash required to pay interest on the Combined Company’s indebtedness following completion of the Merger, and thus the demands on the Combined Company’s cash resources, will be greater than the amount of cash required to service the indebtedness of Tesla prior to the transaction. The increased levels of indebtedness following completion of the Merger could therefore reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Tesla’s and SolarCity’s operations require substantial ongoing capital, and if financing is not available to the Combined Company on acceptable terms, if and when needed, its operations, growth and prospects could be negatively affected.

Tesla’s and SolarCity’s respective businesses are capital intensive. Following the Merger, the Combined Company is expected to incur significant costs on an ongoing basis to continue its operations, develop and manufacture its current or future products, and to pay any significant unplanned or accelerated expenses or for new significant strategic investments. For example, the Combined Company may need or seek to raise capital from third-party fund investors and lenders to help finance the deployment of SolarCity’s existing residential and commercial solar energy systems. If it is unable to do so when needed, or on desirable terms, to enable our customers’ access to our solar energy systems with little or no upfront cost, it may be unable to finance installation of our customers’ systems, or its cost of capital could increase and its liquidity may be constrained, any of which could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

Tesla may also need or want to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes in connection with the Merger. Tesla’s ability to raise capital from third-party fund investors and lenders to fund its operations and growth, or to refinance its existing indebtedness, will depend on, among other factors, Tesla’s financial position and performance, as well as prevailing market conditions and other factors beyond Tesla’s control, such as any decisions by credit ratings agencies with respect to credit ratings that they may maintain with respect to Tesla. Any concerns regarding Tesla’s business and liquidity, uncertainty regarding the timing and completion of the Merger and the capital structure of SolarCity and Tesla following the Merger and general market conditions could negatively impact Tesla’s ability to access the capital markets or to raise funds on acceptable terms, or at all.

Current Tesla and SolarCity stockholders will have a reduced ownership and voting interest in the Combined Company after the Merger and will exercise less influence over the Combined Company’s management.

Current Tesla stockholders currently have the right to vote in the election of the Tesla Board and other matters affecting Tesla. Current SolarCity stockholders currently have the right to vote in the election of the SolarCity Board and on other matters affecting SolarCity. Immediately after the Merger is completed, it is expected that current Tesla stockholders will own approximately 93.1% of the Tesla Common Stock and current SolarCity stockholders will own approximately 6.9% of the outstanding shares of Tesla Common Stock after the completion of the Merger, based on the number of shares of common stock outstanding of Tesla and SolarCity as of September 23, 2016, the record date for the special meetings.

As a result of the Merger, current Tesla and SolarCity stockholders will have less influence on the Combined Company’s management and policies than they now have on the management and policies of Tesla and SolarCity, respectively.

Future equity issuances could result in dilution of the Tesla Common Stock, which could cause the price of Tesla Common Stock to decline, and future sales of Tesla Common Stock could depress the market price of Tesla Common Stock.

Tesla may from time to time in the future issue additional shares of common stock, including to finance the business of the Combined Company following the Merger. Such future issuances may be at prices that are below the prevailing or historical market price of Tesla Common Stock. Actual or anticipated issuances or sales of substantial amounts of common stock could cause the market price of Tesla Common Stock to decline and make it more difficult for Tesla to sell equity securities in the future at a time and on terms that Tesla deems appropriate. The issuance of any shares of Tesla Common Stock in the future (including after the date of this joint proxy statement/prospectus or the date of the Tesla or SolarCity Special Meetings and prior to the completion of the Merger) also would dilute the percentage ownership interest held by stockholders prior to such issuance and would reduce the percentage ownership that SolarCity stockholders would have owned in Tesla upon completion of the Merger, and any such dilution may reduce the value of the consideration that SolarCity stockholders will receive in the Merger. Further, Tesla’s ability to complete any future capital raise, including any offering of shares of Tesla Common Stock, on commercially reasonable terms is dependent on market conditions and factors which may be beyond Tesla’s control, including actual or anticipated fluctuations in Tesla’s operating results, changes in earnings estimated by securities analysts or Tesla’s ability to meet those estimates, the operating performance and stock price of comparable companies, changes to the regulatory and legal environment under which Tesla operates, and domestic and worldwide economic conditions.

The unaudited pro forma condensed combined financial data for Tesla included in this joint proxy statement/prospectus is preliminary, and Tesla’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data for Tesla included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Tesla’s actual financial position or operations would have been had the Merger been completed within the expected time frame. Tesla’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the SolarCity identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of SolarCity as of the date of the completion of the Merger. Further, the Combined Company expects to recognize a significant amount of additional goodwill in the Merger. The goodwill will be subject to annual impairment assessments and a material charge may be necessary if the results of operations and cash flows are unable to support the goodwill subsequent to the Merger. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 141.

The prospective financial forecasts for SolarCity included in this joint proxy statement/prospectus reflect SolarCity management estimates and SolarCity’s actual performance may differ materially from the prospective financial forecasts included in this joint proxy statement/prospectus.

The prospective financial forecasts for SolarCity included in this joint proxy statement/prospectus are based on assumptions of, and information available to, SolarCity at the time such prospective financial forecasts were prepared. SolarCity does not know whether the assumptions made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond SolarCity’s control. Further, prospective financial forecasts of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of SolarCity, including the factors described under “Other Risk Factors of Tesla and SolarCity” beginning on page 48 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34, which factors and changes may cause the prospective financial forecasts or the underlying assumptions to be inaccurate. As a result of these contingencies, there can be no assurance that the prospective financial forecasts of SolarCity will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the inclusion of the prospective financial forecasts of SolarCity in this joint proxy statement/prospectus should not be regarded as an indication that the Tesla Board, the SolarCity Board, Tesla, SolarCity, Merger Sub, Evercore, Lazard or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The prospective financial forecasts were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

In addition, the prospective financial forecasts have not been updated or revised to reflect information or results after the date the prospective financial forecasts were prepared or as of the date of this joint proxy statement/prospectus. For more information see the section entitled “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information” beginning on page 99.

The Combined Company’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size and scope of operations of the business of the Combined Company will increase beyond the current size and scope of operations of either Tesla’s or SolarCity’s current businesses. In addition, Tesla may continue to expand its size and operations through additional acquisitions or other strategic transactions. Tesla’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the Tesla will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions.

The trading price of Tesla Common Stock is likely to continue to be volatile.

The trading price of Tesla Common Stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond Tesla’s control. Tesla’s Common Stock has experienced an intra-day trading high of $271.57 per share and a low of $141.05 per share over the last 52 weeks. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including Tesla’s, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. For example, a stockholder litigation like this was filed against Tesla in 2013. While the trial court dismissed the plaintiffs’ complaint with prejudice, this litigation (if the trial court’s order is successfully appealed) or others like it could result in substantial costs and a diversion of the attention and resources of Tesla’s management.

Tesla’s stock price may be negatively impacted by risks and conditions that apply to Tesla, which are different from the risks and conditions applicable to SolarCity.

Upon completion of the Merger, SolarCity stockholders will become holders of Tesla Common Stock. The businesses and markets of Tesla and its subsidiaries and the other companies it may acquire in the future are different from those of SolarCity. There is a risk that various factors, conditions and developments that would not affect the price of SolarCity Common Stock could negatively affect the price of Tesla Common Stock. Please see Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC, all of which are incorporated by reference in this joint proxy statement/prospectus, and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34 for a summary of some of the key factors that might affect Tesla and the prices at which Tesla’s common stock may trade from time to time.

The shares of Tesla Common Stock to be received by SolarCity stockholders as a result of the Merger will have different rights from the shares of SolarCity Common Stock currently held by SolarCity stockholders.

Upon completion of the Merger, SolarCity stockholders will become Tesla stockholders and their rights as stockholders will be governed by Tesla’s Charter and Tesla’s Bylaws. The rights associated with Tesla Common Stock are different from the rights associated with SolarCity Common Stock. See the section entitled “Comparison of the Rights of Holders of Tesla Common Stock and Holders of SolarCity Common Stock” beginning on page 155 for a discussion of the different rights associated with Tesla Common Stock.

The market price of Tesla’s common stock may decline in the future as a result of the Merger.

The market price of Tesla Common Stock may decline in the future as a result of the Merger for a number of reasons, including if the integration of Tesla and SolarCity is unsuccessful (including for the reasons set forth in the preceding risk factor) or if Tesla fails to achieve the perceived benefits of the Merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts. These factors are, to some extent, beyond the control of Tesla.

The Merger may not be accretive and may cause dilution to Tesla’s earnings per share, which may negatively affect the market price of Tesla Common Stock.

Tesla currently anticipates that the Merger will be accretive to earnings per share in 2016, assuming refinancing of SolarCity’s outstanding debt at or around the closing of the Merger and excluding one-time costs. This expectation, however, is based on preliminary estimates which may materially change, including the currently expected timing of the Merger. Tesla could also encounter additional transaction-related costs or other factors such as a delay in the closing of the Merger and/or the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to Tesla’s earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market price of Tesla Common Stock.

Other Risk Factors of Tesla and SolarCity

Tesla’s and SolarCity’s businesses are and will be subject to the risks described above. In addition, Tesla and SolarCity are, and will continue to be, subject to the risks described in Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and SolarCity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, respectively, as, in each case, updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE TESLA SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place of the Tesla Special Meeting of Stockholders

The special meeting of Tesla stockholders will be held at [        ], on [        ], 2016 at [        ], local time.

Purpose of the Tesla Special Meeting of Stockholders

At the Tesla Special Meeting, Tesla stockholders will be asked:

•	to consider and vote on the Tesla Merger and Share Issuance Proposal; and

•	to consider and vote on the Tesla Adjournment Proposal.

Recommendation of the Tesla Board of Directors

On July 30, 2016, after careful consideration, the Tesla Board, with Messrs. Elon Musk and Antonio Gracias recusing themselves, approved the Merger Agreement and the Tesla Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders.

The Tesla Board accordingly recommends that the Tesla stockholders vote “FOR” each of the Tesla Merger and Share Issuance Proposal and the Tesla Adjournment Proposal.

Tesla Record Date; Stockholders Entitled to Vote

Only holders of record of shares of Tesla Common Stock at the close of business on September 23, 2016, the record date for the Tesla Special Meeting, will be entitled to notice of, and to vote at, the Tesla Special Meeting or any adjournments or postponements thereof. A list of stockholders of record entitled to vote at the special meeting will be available beginning two business days after notice of the special meeting is given, and continuing through the special meeting, at our executive offices and principal place of business at 3500 Deer Creek Road, Palo Alto, California 94304 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

As of the close of business on the record date, there were outstanding a total of 149,792,626 shares of Tesla Common Stock entitled to vote at the Tesla Special Meeting. As of the close of business on the record date, approximately 21.3% of the outstanding Tesla common shares were held by Tesla directors and executive officers and their affiliates. We currently expect that Tesla’s directors and executive officers will vote their shares in favor of the above-listed proposals, though they are under no obligation to do so.

Quorum

Stockholders who hold at least a majority of the outstanding Tesla Common Stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum for the transaction of business at the Tesla Special Meeting. Shares of Tesla Common Stock represented at the Tesla meeting and entitled to vote but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokerage firms or nominees that are present in person or by proxy at the Tesla Special Meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will be counted as present for purposes of establishing a quorum. Shares of Tesla Common Stock held in treasury will not be included in the calculation of the number of shares of Tesla Common Stock represented at the meeting for purposes of determining whether a quorum is present.

Required Vote

Approval of the Tesla Merger and Share Issuance Proposal requires (i) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance pursuant to the NASDAQ Stock Market Rules and (ii) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the Excluded Tesla Parties (which, as of September 23, 2016, the record date for the special meetings, totals [            ] shares, or [    ]% of the total amount of issued and outstanding shares of Tesla Common Stock) cast on the proposal in person or by proxy at the Tesla Special Meeting pursuant to the terms of the Merger Agreement. Approval of the Tesla Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to Tesla’s Bylaws.

Abstentions and Broker Non-Votes

If you are a Tesla stockholder and fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the Tesla Merger and Share Issuance Proposal, assuming a quorum is present. If you are a Tesla stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the Tesla Adjournment Proposal, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote against the Tesla Adjournment Proposal.

Voting on Proxies; Incomplete Proxies

A proxy card is enclosed for your use. Tesla requests that you follow the instructions contained on the proxy card and vote via the Internet, by telephone, or mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Tesla Common Stock represented by it will be voted at the Tesla Special Meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of Tesla Common Stock represented are to be voted with regard to a particular proposal, the Tesla Common Stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Tesla proxy card other than the matters set forth in Tesla’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Tesla Special Meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please vote today following the instructions contained on the enclosed proxy card whether or not you plan to attend the Tesla Special Meeting in person.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions on how to vote your shares, your broker, bank, trust company or other nominee may not vote your shares, which will have no effect on the Tesla Merger and Share Issuance Proposal and the Tesla Adjournment Proposal, in each case, assuming a quorum is present.

Please note that you may not vote shares held in street name by returning a proxy card directly to Tesla or SolarCity or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

Revocability of Proxies and Changes to a Tesla Stockholder’s Vote

You have the power to revoke your proxy at any time before your proxy is voted at the Tesla Special Meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	if you are a holder of record, you can attend the Tesla Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Tesla’s Corporate Secretary at 3500 Deer Creek Road, Palo Alto, California 94304, no later than the beginning of the Tesla Special Meeting. If your shares are held in “street name” by your bank or broker, you should contact your broker to change your vote or revoke your proxy.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the Tesla Special Meeting will be borne by Tesla. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Tesla, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Tesla will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Tesla has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of up to $150,000, plus reasonable expenses, for these services.

Attending the Tesla Special Meeting of Stockholders

If you plan to attend the Tesla Special Meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares authorizing you to vote at the special meeting.

In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your broker, bank, trust company or other nominee proving ownership on the Tesla record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Tesla Special Meeting, please contact Innisfree M&A Incorporated at 501 Madison Avenue, New York, NY 10022, call toll-free at (877) 456-3463 or international at +1 (412) 232-3651.

THE SOLARCITY SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place of the SolarCity Special Meeting of Stockholders

The special meeting of SolarCity stockholders will be held at [        ], on [        ], 2016 at [        ], local time.

Purpose of the SolarCity Special Meeting of Stockholders

At the SolarCity Special Meeting, SolarCity stockholders will be asked:

•	to consider and vote on the SolarCity Merger Proposal; and

•	to consider and vote on the SolarCity Adjournment Proposal.

Recommendation of the SolarCity Board and the Special Committee

The Special Committee unanimously determined that the terms and conditions of the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of the stockholders of SolarCity, recommended to the SolarCity Board that it approve and declare fair to, advisable and in the best interests of the stockholders of SolarCity, the Merger Agreement and the Merger and the other transactions contemplated thereby, and recommended that SolarCity’s stockholders vote for the adoption of the Merger Agreement.

At a duly convened meeting of the SolarCity Board to consider the unanimous recommendation of the Special Committee, the SolarCity Board members present unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of SolarCity and its stockholders, (ii) approved the form, terms, provisions and conditions of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that SolarCity’s stockholders vote for the adoption of the Merger Agreement.

Accordingly, the SolarCity Board, acting upon the unanimous recommendation of the Special Committee, recommends that the stockholders of SolarCity vote “FOR” each of the SolarCity Merger Proposal and the SolarCity Adjournment Proposal.

SolarCity Record Date; Stockholders Entitled to Vote

Only holders of record of shares of SolarCity Common Stock at the close of business on September 23, 2016, the record date for the SolarCity Special Meeting, will be entitled to notice of, and to vote at, the SolarCity Special Meeting and at any adjournment of the meeting. A list of stockholders of record of SolarCity entitled to vote at the special meeting will be available for ten days before the special meeting at SolarCity’s executive offices and principal place of business at 3055 Clearview Way, San Mateo, California 94402 for inspection by stockholders during ordinary business hours for any purpose relating to the SolarCity Special Meeting. The list will also be available at the SolarCity Special Meeting for examination by any stockholder of record present at the SolarCity Special Meeting.

As of the close of business on the record date, there were outstanding a total of 100,730,294 shares of SolarCity Common Stock entitled to vote at the SolarCity Special Meeting. As of the close of business on the record date, approximately [    ]% of the outstanding shares of SolarCity Common Stock were held by SolarCity directors and executive officers and their affiliates. We currently expect that SolarCity’s directors and executive officers will vote their shares in favor of the above-listed proposals, though they are under no obligation to do so.

In connection with entering into the Merger Agreement, Mr. Elon Musk and an entity affiliated with him entered into a voting and support agreement whereby such stockholders, which hold approximately [    ]% of the

outstanding shares of SolarCity Common Stock as of the record date, will be obligated to vote in favor of the SolarCity Merger Proposal and the SolarCity Adjournment Proposal, among other things. See the section entitled “The Voting Agreement.” Notwithstanding the foregoing, pursuant to the Merger Agreement, the consummation of the Merger is subject to a condition that the SolarCity Merger Proposal be approved by the affirmative vote of holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties cast on such proposal in person or by proxy at the SolarCity Special Meeting.

Quorum

A quorum is necessary to transact business at the SolarCity Special Meeting. The presence, in person or by proxy, of a majority of all issued and outstanding shares of SolarCity Common Stock entitled to vote at the SolarCity Special Meeting will constitute a quorum. Shares of SolarCity Common Stock represented at the SolarCity Special Meeting but not voted, including shares for which a stockholder directs an “abstention” from voting, will be counted as present for purposes of establishing a quorum. Similarly, broker non-votes (shares held by banks, brokerage firms or nominees that are present in person or by proxy at the SolarCity Special Meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal) will be counted as present for purposes of establishing a quorum. Shares of SolarCity Common Stock held in treasury will not be included in the calculation of the number of shares of SolarCity Common Stock represented at the meeting for purposes of determining whether a quorum is present.

Required Vote

The votes required for each proposal are as follows:

•	SolarCity Merger Proposal: Approval of the SolarCity Merger Proposal requires (a) the affirmative vote of holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (b) the affirmative vote of holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties (the directors and named executive officers of Tesla and SolarCity, and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr.) cast on such matter in person or by proxy at the special meeting pursuant to the terms of the Merger Agreement.

•	SolarCity Adjournment Proposal: Approval of the SolarCity Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal pursuant to SolarCity’s Amended and Restated Bylaws, as amended.

The SolarCity Board recommends that SolarCity stockholders vote “FOR” the SolarCity Merger Proposal and the SolarCity Adjournment Proposal, and your properly signed and dated proxy will be so voted unless you specify otherwise.

Abstentions and Broker Non-Votes

If you are a SolarCity stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it (1) will have the same effect as a vote against the SolarCity Merger Proposal pursuant to Delaware law, which requires that the SolarCity Merger Proposal must be approved by a majority of the issued and outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the SolarCity Special Meeting, and (2) assuming a quorum is met, will have no effect on the SolarCity Merger Proposal for purposes of satisfying the requirement set forth in the Merger Agreement, which requires that the SolarCity Merger Proposal be approved by the holders of a majority of the shares of SolarCity Common Stock not owned, directly or indirectly, by the Excluded SolarCity Parties cast on such matter in person or by proxy at the SolarCity Special Meeting. If you are a SolarCity stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the SolarCity Adjournment Proposal, assuming a quorum is present. If you are a SolarCity stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the SolarCity Adjournment Proposal.

Voting in Person

If you plan to attend the SolarCity Special Meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares authorizing you to vote at the special meeting.

In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your broker, bank, trust company or other nominee proving ownership on the SolarCity record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies; Incomplete Proxies

A proxy card is enclosed for your use. SolarCity requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of SolarCity Common Stock represented by it will be voted at the SolarCity Special Meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of SolarCity Common Stock represented are to be voted with regard to a particular proposal, the SolarCity Common Stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related SolarCity proxy card other than the matters set forth in SolarCity’s Notice of the Special Meeting of Stockholders. If any other matter is properly presented at the SolarCity Special Meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the SolarCity Special Meeting in person.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to SolarCity or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of SolarCity Common Stock on behalf of their customers may not give a proxy to SolarCity to vote those shares without specific instructions from their customers.

If you are a SolarCity stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the SolarCity Merger Proposal. If you are a SolarCity stockholder and do not instruct your broker on how to vote your shares, it will have no effect on the SolarCity Adjournment Proposal, assuming a quorum is present.

Revocability of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the SolarCity Special Meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	if you are a holder of record, you can attend the SolarCity Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by SolarCity’s Corporate Secretary at SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402 no later than the beginning of the SolarCity Special Meeting. If your shares are held in “street name” by your bank or broker, you should contact your broker to change your vote or revoke your proxy.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the SolarCity Special Meeting will be borne by SolarCity. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of SolarCity, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. SolarCity will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. SolarCity has retained MacKenzie Partners, Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of up to $75,000, plus reasonable expenses, for these services.

Adjournments

If a quorum is not present or represented, the stockholders entitled to vote at the SolarCity Special Meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum is present at the SolarCity Special Meeting but there are not sufficient votes at the time of the special meeting to approve the SolarCity Merger Proposal, then SolarCity stockholders may be asked to vote on the SolarCity Adjournment Proposal. No notices of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the SolarCity Special Meeting, please contact MacKenzie Partners, Inc., SolarCity’s proxy advisor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Stockholders Call Toll Free: (800) 322-2885

International Callers: +1 (212) 929-5500

INFORMATION ABOUT THE COMPANIES

Tesla Motors, Inc.

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Phone: (650) 681-5000

Tesla Motors, Inc. is a Delaware corporation that designs, develops, manufactures and sells high-performance fully electric vehicles and energy storage products. Tesla has established its own network of vehicle sales and service centers and Supercharger stations globally to accelerate the widespread adoption of electric vehicles. Tesla currently offers for reservation or sale three fully electric vehicles, the Model S sedan, the Model X sport utility vehicle and the Model 3 sedan. Tesla also sells energy storage products, including the 7kWh and 10kWh Powerwall for residential applications and the 100 kWh Powerpack for commercial and industrial applications.

Tesla’s common stock is listed on NASDAQ under the symbol “TSLA.”

Additional information about Tesla and its subsidiaries is included in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

SolarCity Corporation

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

Phone: (650) 638-1028

SolarCity Corporation is a Delaware corporation that designs, permits, finances, sells, installs, maintains and monitors solar energy systems for residential, commercial and government applications. SolarCity sells renewable energy to customers at prices below utility rates, with a focus on reducing the cost of solar energy. SolarCity’s long-term agreements with its customers generate recurring payments and create a portfolio of high-quality receivables that it monetizes to further reduce the cost of making the switch to solar energy. SolarCity currently installs more solar energy systems than any other company in the United States with just under 110,000 new installations in 2015. Additionally, SolarCity offers energy storage services through its collaborations with Tesla, including a turnkey residential battery backup service that incorporates Tesla’s Powerwall.

SolarCity’s common stock is listed on NASDAQ under the symbol “SCTY.”

Additional information about SolarCity and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Merger Sub

D Subsidiary, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Phone: (650) 681-5000

D Subsidiary, Inc., a wholly owned subsidiary of Tesla, is a Delaware corporation that was formed on July 21, 2016 for the purpose of effecting the Merger. Upon completion of the Merger, Merger Sub will be merged with and into SolarCity, with SolarCity surviving as a wholly owned subsidiary of Tesla. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Merger.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger. This section is not intended to provide you with any factual information about Tesla or SolarCity. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Tesla or SolarCity make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information” beginning on page 180 of this joint proxy statement/prospectus.

Structure of the Merger

At the effective time of the Merger, Merger Sub, a wholly owned subsidiary of Tesla formed to effect the Merger, will merge with and into SolarCity. SolarCity will be the surviving corporation in the Merger and will thereby become a wholly owned subsidiary of Tesla.

Merger Consideration

In the Merger, each outstanding share of SolarCity Common Stock (other than shares owned by SolarCity, Tesla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.110 shares of Tesla Common Stock, with cash paid in lieu of fractional shares. This Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the Merger. Tesla stockholders will continue to hold their existing Tesla shares.

Background of the Merger

Tesla’s mission since its inception has been to accelerate the world’s transition to sustainable energy. Going back to 2006, Mr. Elon Musk explained in a blog post entitled “The Secret Tesla Motors Master Plan” that Tesla sought to “expedite the world’s move from a mine-and-burn hydrocarbon economy towards a solar electric economy.” Tesla’s long-term growth strategy for achieving this mission and delivering value to Tesla stockholders focuses on opportunities for energy innovation and sustainable products for transportation and energy generation, storage and consumption, including by way of solar energy, in view of creating a vertically integrated sustainable energy provider.

Consistent with this mission, Tesla has over the years entered into various commercial and strategic partnerships with participants in the energy industry, including a number of publicly disclosed transactions with SolarCity since 2011. However, the need to expand and deepen Tesla’s level of involvement in the solar energy industry has come into sharper focus in recent years. In May 2015, Tesla announced that it was launching a new line of sustainable energy products, including the Powerwall and Powerpack stationary storage products, which are designed to work alongside solar energy systems. Additionally, since June 2014, Tesla has been devoting significant time and resources to construct the Gigafactory, which when fully online is expected to produce more lithium ion batteries annually (for use in Tesla’s electric vehicle and energy products) than were produced worldwide in 2013.

As Tesla has launched these new initiatives, members of the Tesla Board have on various occasions and in various settings discussed what more could be done to create a more vertically integrated sustainable energy company. Until June 2016, no conclusions were reached and no decisions were taken, but consistent with the Tesla Board’s ongoing practice of reviewing and considering strategic opportunities for the company, there was a growing informal dialogue on this subject. In line with this dialogue, Messrs. Elon Musk and Lyndon Rive have at various points during the course of the partnership between Tesla and SolarCity discussed opportunities to build on that partnership, including the possibility of Tesla acquiring SolarCity, but these discussions historically had never progressed beyond a high-level, conceptual stage.

The SolarCity Board and senior management team regularly review SolarCity’s performance, future growth prospects and overall strategic direction and consider potential opportunities to strengthen SolarCity’s businesses and enhance stockholder value. These reviews have included consideration of investments and potential strategic business combinations, financings and other transactions with third parties that would further SolarCity’s strategic objectives and enhance SolarCity’s ability to serve customers and create stockholder value. They have also included consideration of the potential benefits and risks of those investments and transactions in light of, among other things, the business environment and SolarCity’s competitive position.

In February 2016, Mr. Elon Musk suggested to Mr. Lyndon Rive that he believed more serious consideration of a potential combination between Tesla and SolarCity was in order. It was noted in this discussion that a combination could offer, among other things, the potential for creating differentiated products and services, including by combining Tesla’s battery technology with SolarCity’s product offerings and business model, bringing together the two companies’ brands and combining resources to develop new and innovative products. This discussion never progressed beyond a high-level, conceptual stage, and no proposal was made at such time.

Following the conceptual discussion between Messrs. Elon Musk and Lyndon Rive, on February 29, 2016, at a special meeting of the Tesla Board, Mr. Jason Wheeler, Tesla’s Chief Financial Officer, presented to the Tesla Board preliminary considerations related to product and operational synergies that might result from an acquisition of SolarCity, based upon publicly available information regarding SolarCity. Following discussion, the Tesla Board determined not to proceed with the evaluation of a potential strategic acquisition of a solar energy company, due to the potential impact on Tesla management’s time and resources in light of Tesla’s execution of ongoing operational and strategic initiatives, including Tesla’s ongoing production ramp of its Model X vehicle.

A little more than three months later on May 31, 2016, following Tesla’s continued production improvements, the Tesla Board held a regular meeting at which Mr. Wheeler and Mr. Todd Maron, Tesla’s General Counsel, were present. At the meeting, Mr. Elon Musk raised the topic of potential strategic opportunities in the solar energy space, and the Tesla Board discussed with Mr. Wheeler and Mr. Maron the possible benefits and detriments of proceeding with an acquisition of a solar energy company in the context of Tesla’s existing strategic plan and product development and production timelines, including the possibility of evaluating in the future an acquisition of SolarCity. Following discussion, the Tesla Board directed Tesla management to assess a potential acquisition of a solar energy company, including, among other things, assisting the Tesla Board in connection with its review and evaluation of (1) the strategic rationale of an acquisition of SolarCity or other potential acquisition targets in the solar energy industry; (2) the financial analysis and impact to Tesla of such an acquisition, including illustrative valuation and acquisition premiums for potential acquisitions; (3) the optimal form of purchase consideration (cash or stock or both) in a potential transaction; (4) how and when to approach a potential acquisition target and negotiate and execute a transaction consistent with Tesla’s strategic objectives; and (5) risks inherent in any such potential acquisition. The Tesla Board also directed management to instruct Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), as special outside counsel, to assist in the legal analysis relating to a potential transaction, and to engage an independent financial advisor to assist in a financial analysis of a potential transaction.

Following that meeting, at the Tesla Board’s direction, Evercore was engaged as independent financial advisor to Tesla and the Tesla Board in connection with its evaluation of a potential strategic acquisition of a solar energy company, including to undertake a comprehensive review of the solar energy industry. The Tesla Board selected Evercore as its independent financial advisor after considering its experience in mergers and acquisitions, particularly in technology, and the absence of material conflicts on the part of Evercore.

On June 2, 2016, representatives of Party A, a potential strategic counterparty for a business combination transaction with SolarCity, met with SolarCity management for an introductory meeting when a Party A management delegation was visiting the Silicon Valley area on other business. No specific transaction or proposal was discussed at this meeting and no proposal was made for a business combination transaction with SolarCity.

Between June 5 and June 20, 2016, representatives of Evercore worked with Tesla management to conduct a preliminary financial analysis of certain strategic and financial alternatives in the solar energy industry available to Tesla, including a potential acquisition of SolarCity.

On June 20, 2016, the Tesla Board held a special meeting at which members of Tesla management, representatives of Evercore and representatives of Wachtell Lipton were present. Representatives of Wachtell Lipton reviewed with the Tesla Board certain legal matters, including the Tesla Board’s fiduciary duties in relation to a potential acquisition of SolarCity or another solar energy company. After discussion, the Tesla Board determined that the strategic vision, expertise and perspectives of Messrs. Elon Musk and Antonio Gracias would continue to be helpful to the Tesla Board’s evaluation of a potential acquisition of a solar energy company because of their involvement in the solar industry, but that Messrs. Elon Musk and Antonio Gracias, as a result of their service on the SolarCity Board, should recuse themselves from any vote by the Tesla Board on matters relating to a potential acquisition of SolarCity, including evaluation, negotiation and approval of the economic terms of any such acquisition. The Tesla Board also determined that the members of the Tesla Board other than Messrs. Elon Musk and Antonio Gracias should have the opportunity to deliberate with respect to any potential SolarCity transaction outside the presence of Messrs. Elon Musk and Antonio Gracias. The Tesla Board also determined that, in the event that Tesla were to proceed with a potential acquisition of SolarCity, the consummation of such acquisition would be conditioned on the approval of a majority of disinterested SolarCity stockholders and Tesla stockholders voting on the transaction. Representatives of Evercore then presented to the Tesla Board an overview, based upon publicly available information, of the solar energy industry, as well as an analysis of various potential targets in the solar energy industry, including Evercore’s view that SolarCity was the most attractive asset for Tesla in the solar energy industry should it decide to pursue an acquisition in that industry. The Tesla Board then discussed with representatives of Evercore and Tesla management matters related to a potential acquisition of SolarCity, including potential customer, product and operational synergies between the companies, the financial and capital profile and valuation of SolarCity, the structure and timing of a potential acquisition, and the due diligence that would need to be conducted on SolarCity following a potential preliminary acquisition proposal. Messrs. Elon Musk and Gracias recused themselves and left the meeting and, following further deliberation by the other members of the Tesla Board and discussion with representatives of Evercore and Tesla management, including with respect to the value and structure of a potential acquisition proposal for SolarCity, and following review of various preliminary financial analyses performed by Evercore based on publicly available information regarding SolarCity, the Tesla Board (with Messrs. Elon Musk and Gracias absent, having recused themselves) approved the making of a preliminary, non-binding proposal, expressly subject, among other things, to the satisfactory completion by Tesla of due diligence with respect to SolarCity, to acquire all of the SolarCity common stock at an exchange ratio of 0.122 to 0.131 shares of Tesla common stock (representing value of $26.50 to $28.50 per share of SolarCity common stock based on the volume weighted average price of shares of Tesla common stock on the NASDAQ for the five days ending June 20, 2016) for each share of SolarCity common stock. The closing price of SolarCity common stock on June 20, 2016 was $21.88.

On June 20, 2016, Tesla representatives provided to SolarCity management a written proposal, on behalf of the Tesla Board, to acquire all of SolarCity’s issued and outstanding shares of common stock, subject to the completion of due diligence, at an exchange ratio of 0.122 to 0.131 shares of Tesla common stock for each share of SolarCity common stock. The proposal letter stated that, in light of Mr. Elon Musk’s status as a stockholder of SolarCity, the proposal would be publicly disclosed the following day. Later on June 20, 2016, Tesla provided SolarCity with a draft non-disclosure agreement that would allow the parties to conduct due diligence on each other.

On June 21, 2016, Tesla announced on its website blog that it had made a preliminary proposal to the SolarCity Board to acquire all of the issued and outstanding shares of SolarCity common stock and included the letter that had been delivered to SolarCity on behalf of the Tesla Board the previous day. Mr. Elon Musk also filed an amendment to his Schedule 13D with respect to his ownership of SolarCity common stock disclosing the Tesla proposal.

On June 22, 2016, the SolarCity Board held a special meeting. At the meeting, with Mr. Antonio Gracias absent, the SolarCity Board approved the creation of a Special Committee (the “Special Committee”) consisting of Ms. Nancy E. Pfund and Mr. Donald R. Kendall, Jr., each determined by the SolarCity board to be an independent board member and disinterested with respect to Tesla’s proposal, to consider the proposal from Tesla and any strategic alternatives thereto. The Special Committee was delegated exclusive authority to (1) take action with respect to the Tesla proposal and any alternatives thereto with any other parties and any evaluation or negotiation thereof, (2) engage independent legal and financial advisors on terms determined by the Special Committee, (3) contact third parties regarding the possibility of exploring an alternative transaction, (4) make a recommendation to the SolarCity board with respect to any proposed transaction from Tesla or other third parties and (5) evaluate, review and consider other potential strategic alternatives that may be available to SolarCity. The SolarCity board resolved not to recommend or approve any proposed transaction from Tesla or other third parties without the prior favorable recommendation of the Special Committee. The SolarCity board subsequently appointed Mr. Kendall as the Special Committee’s chairman.

Also on June 22, 2016, the Special Committee held two meetings, with representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), its independent legal advisor, in attendance. Representatives of Skadden provided the Special Committee with an overview of the Special Committee members’ fiduciary duties and the process for evaluating and considering Tesla’s proposal and potential alternatives thereto. After discussing with representatives of Skadden the benefit of engaging in preliminary discussions with Tesla, the Special Committee authorized Skadden to negotiate the non-disclosure agreement on its behalf. The Special Committee also discussed possible financial advisors that could assist it in reviewing the proposal from Tesla and other alternatives available to SolarCity, as well as whether the time was right for SolarCity to entertain an acquisition proposal at all.

On June 23, 2016, SolarCity and Tesla entered into a mutual non-disclosure agreement, which included a mutual standstill provision. On June 23 and 24, 2016, representatives of SolarCity’s and Tesla’s respective management teams, Evercore, Skadden and Wachtell Lipton participated in various introductory meetings regarding the due diligence process and SolarCity’s business.

On June 25, 2016, the Special Committee held a meeting with representatives of Skadden in attendance. At the meeting, the Special Committee discussed with representatives of Skadden the process by which discussions with Tesla and other potential acquirers would be coordinated and the role of the independent advisors to the Special Committee as well as the role of SolarCity management and the manner in which SolarCity management would and would not be permitted to participate in negotiations with Tesla. The Special Committee next discussed several prospective financial advisors and after discussion and after receiving proposals from and interviewing several other nationally recognized financial advisors, determined to retain Lazard as its independent financial advisor, based on its qualifications, the results of its conflicts check and the absence of material conflicts on the part of Lazard. After such determination, members of management joined the meeting and the Special Committee discussed its decision with them. Subsequently, representatives of Lazard and the Special Committee entered into an engagement letter for Lazard to serve as the Special Committee’s independent financial advisor, dated as of June 25, 2016.

On June 26, 2016, SolarCity granted Tesla and representatives of Evercore and Wachtell Lipton access to an electronic data room with preliminary due diligence information regarding SolarCity. Between June 26 and July 20, 2016, representatives of Tesla’s and SolarCity’s respective management teams, Evercore, Lazard, Wachtell Lipton and Skadden participated in numerous due diligence sessions on Tesla’s and SolarCity’s respective businesses and legal, financial and regulatory matters.

On June 26, 2016, a representative of Party B, a potential strategic counterparty for a business combination transaction with SolarCity, contacted Ms. Pfund by email to discuss a possible business combination transaction with SolarCity but no specific proposal or offer was made.

Later on June 26, 2016, the Special Committee held a meeting, with representatives of Skadden and Lazard in attendance. At the meeting, the Special Committee instructed Lazard to analyze information provided to

Lazard by SolarCity management in connection with its analysis of Tesla’s proposal and SolarCity’s alternatives, including remaining as a standalone company and, at management’s suggestion, a potential sale of SolarCity’s module manufacturing business. Among other things, the Special Committee instructed Lazard to discuss with Tesla whether Tesla would be willing to consider such a potential purchase given Tesla’s manufacturing expertise. The Special Committee also discussed with Lazard the inquiry that Ms. Pfund had received from Party B, and directed Lazard to contact Party B regarding next steps.

On June 28, 2016, representatives of Lazard met with representatives of Party B for an initial discussion, but Party B did not make any specific proposal or offer.

Later on June 28, 2016, the Special Committee held a meeting, with representatives of Skadden and Lazard in attendance. Representatives of Lazard provided the Special Committee with an update on the due diligence process and Lazard’s discussions with representatives of Tesla regarding the Tesla proposal. Representatives of Lazard informed the Special Committee that Tesla had indicated in its discussions with Lazard that it was not interested in exploring an acquisition only of SolarCity’s module manufacturing business. The Special Committee discussed this, financing matters and the timing involved with the Tesla proposal and alternatives thereto. Lazard then provided an update on its discussions with representatives of Party B. The Special Committee then discussed SolarCity’s prospects as a standalone company and discussed a number of possible counterparties for an alternative strategic transaction with SolarCity in addition to Party B. After discussion, the Special Committee directed Lazard to contact one of the financial counterparties discussed, Party C, a private equity firm, to gauge its potential interest in a transaction with SolarCity, and an introductory meeting with Party C took place on June 30, 2016.

The Special Committee held a meeting on July 1, 2016, with representatives of Lazard and Skadden in attendance and discussed the Tesla proposal. Also at this meeting, representatives of Lazard provided the Special Committee with an update on potential alternatives to the Tesla proposal and discussions with Party B.

On July 4, 2016, the Special Committee held a meeting, with representatives of Lazard and Skadden in attendance. The Special Committee discussed the Tesla proposal with Lazard, SolarCity’s due diligence on Tesla to evaluate the Tesla proposal and the financial information that representatives of Lazard had received from SolarCity management, among other things. Representatives of Lazard provided the Special Committee with an update on ongoing diligence efforts and discussions with Tesla, and provided updates on its discussions with representatives of Party B and Party C, including Party B’s request for a meeting to conduct business and financial due diligence on SolarCity.

On July 5, 2016, the Tesla Board held a special meeting with members of Tesla management and representatives of Evercore and Wachtell Lipton in attendance. The directors discussed with Tesla management and representatives of Evercore and Wachtell Lipton the timeline and process for conducting due diligence on SolarCity, including specific topics to be diligenced, and Tesla management provided the Tesla Board an update regarding discussions and due diligence performed to date with SolarCity and its representatives. Representatives of Wachtell Lipton discussed with the Tesla Board the key terms of a draft merger agreement proposed to be sent to SolarCity, and the directors discussed the proposed terms and the negotiating strategy to be employed to obtain the most favorable transaction terms for Tesla and its stockholders. The Tesla Board authorized the delivery of the draft merger agreement, after reflecting changes requested by the Tesla Board, to the Special Committee.

On July 6, 2016, the Special Committee held a meeting, with representatives of Skadden and Lazard in attendance. The Special Committee discussed the process for considering the Tesla proposal while exploring other alternatives available to SolarCity (including to remain an independent publicly traded company), potential financing options, the potential benefits of a business combination transaction with Tesla, including the benefits of product differentiation provided by adding Tesla’s battery technology to SolarCity’s product and service offerings and combining the two companies’ brands, the risk that Tesla could retract its offer and the impact on stockholder value if SolarCity were subsequently required to raise equity, SolarCity’s near-term operational and liquidity position, options to pursue in negotiating with Tesla, and any other parties potentially interested in acquiring SolarCity. It was noted that certain lenders appeared to be delaying funding certain financings of SolarCity as a result of the announcement of the Tesla proposal and that SolarCity was unable to access the equity capital markets as it regularly did as a result of the pending Tesla proposal. The Special Committee further discussed whether to propose a “go-shop” provision if the SolarCity board were to accept Tesla’s proposal, and alternatives if the Tesla proposal were withdrawn, including the effect of a withdrawal of Tesla’s proposal on SolarCity’s stock price. The Special Committee discussed SolarCity’s strategic alternatives in detail, including remaining a standalone public company, asset sales, seeking financing alternatives, potential strategic parties of interest in a business combination other than Tesla, potential regulatory or competition concerns with a business combination and other parties’ interest in and likelihood of completing a business combination with SolarCity. At the meeting, representatives of Lazard also identified a number of additional potential strategic counterparties for a business combination transaction with SolarCity. Following this discussion, the Special Committee authorized and directed representatives of Lazard to contact the counterparties discussed during the meeting to evaluate whether such counterparties might be interested in a business combination transaction with SolarCity.

Later on July 6, 2016, representatives of Wachtell Lipton provided to representatives of Skadden an initial draft of the merger agreement. The draft merger agreement provided for a single-tier mutual termination fee payable in certain circumstances, including in the event that either party’s board changed its recommendation in favor of the potential transaction, and contained a mutual “no-shop” provision that would prevent SolarCity from soliciting alternative proposals and Tesla from soliciting proposals to be acquired after signing the merger agreement. Also on July 6, 2016, representatives of Evercore provided Lazard with financial information regarding Tesla, and Tesla was provided with financial information regarding SolarCity, including forecasts prepared by SolarCity’s management regarding the operations and financial results and cash position of SolarCity.

Subsequently, during the weeks beginning on July 4, 2016 and July 11, 2016, members of Tesla management and representatives of Evercore met numerous times with members of SolarCity management and representatives of Lazard to discuss the forecasts and the operating and financial assumptions employed by SolarCity management to prepare such forecasts, as well as SolarCity’s financial results, cash position, financing needs, and amendments to waive the change of control provisions under certain of SolarCity’s existing financing arrangements and related agreements that would otherwise be triggered in connection with a potential acquisition of SolarCity by Tesla.

Also on July 6 and 7, 2016, at the direction of the Special Committee, representatives of Lazard contacted representatives of Party A and a number of the potential counterparties discussed previously with the Special Committee to inquire whether such counterparties might be interested in a business combination transaction with SolarCity. Between June 21, 2016 and SolarCity’s ultimate acceptance of Tesla’s offer, representatives of Lazard contacted six potential strategic counterparties (including Parties A and B) about a possible acquisition of SolarCity, one potential financial counterparty (Party C) about a possible acquisition of or equity investment in SolarCity, six additional financial counterparties about a possible equity investment in SolarCity and received unsolicited inquiries from two potential financial counterparties about a possible equity investment in SolarCity.

On July 7, 2016 representatives of Skadden provided representatives of Party B a draft non-disclosure agreement in advance of the upcoming management meetings between SolarCity and Party B.

On July 9, 2016, the Special Committee held a meeting, with representatives of SolarCity management, Skadden and Lazard in attendance. Representatives of Lazard discussed with the Special Committee SolarCity’s near-term liquidity position, and SolarCity management indicated to the Special Committee its belief that such position had been negatively impacted by Tesla’s announced proposal to acquire SolarCity, causing a delay in funding of new financing and project commitments, and could be further affected by SolarCity’s upcoming earnings announcement scheduled for August 4, 2016, during which it was likely that SolarCity would revise megawatt growth guidance downward and report lower than expected cash balances as of the quarter end. The

Special Committee discussed with its advisors and with SolarCity management the efforts underway to evaluate financing alternatives in the event that SolarCity were to accept the Tesla proposal, the strategy and tactics for negotiating with Tesla, and the timing for evaluating the Tesla proposal and alternatives thereto.

Representatives of Skadden then discussed with the Special Committee the initial draft merger agreement received from representatives of Wachtell Lipton. The Special Committee further discussed the advisability of a “go-shop” provision and also discussed with its advisors and SolarCity management the timing of a possible transaction with Party B and various standalone alternative measures to generate additional near-term liquidity for SolarCity. Representatives of Lazard updated the Special Committee on the status of outreach to other potential counterparties for a transaction with SolarCity. Representatives of Lazard further reported that Party C did not wish to acquire SolarCity at this time, but indicated a possible interest in participating in an equity investment transaction. The Special Committee also discussed with representatives of Lazard the time frame for completing a possible sale of its module manufacturing business, and concluded that such a sale would likely not be completed in a manner that would maximize value for stockholders. Subsequently, representatives of Evercore informed representatives of Lazard that Tesla was not interested in a purchase solely of SolarCity’s module manufacturing business. After SolarCity management left the meeting, the Special Committee continued its discussions and representatives of Skadden provided the members of the Special Committee with guidance on their fiduciary duties in analyzing the Tesla proposal.

Also on July 10, 2016 SolarCity and Party B entered into a mutual non-disclosure agreement, which included a mutual standstill provision, on substantially the same terms as SolarCity’s non-disclosure agreement with Tesla. Only Tesla and Party B ultimately entered into a non-disclosure agreement and received any material non-public information of SolarCity. On July 11 and July 12, 2016, representatives of Party B’s management participated in a series of in person meetings with representatives of SolarCity management, Skadden and Lazard regarding business and legal due diligence matters.

On July 13, 2016, representatives of Skadden and Lazard met with representatives of Wachtell Lipton and Evercore to discuss certain changes to the draft merger agreement proposed by the Special Committee, including, among other things, having the acquisition consideration based on a fixed value per share of SolarCity common stock, rather than a fixed exchange ratio, the inclusion of a go-shop provision and a lower termination fee payable by SolarCity to Tesla in the event that SolarCity terminated the definitive agreement to enter into an alternative acquisition agreement identified during the go-shop period, and other changes related to conditions to the closing of the proposed merger and restrictions on certain activities by SolarCity during the period between the signing of a definitive agreement and the closing of the proposed merger. Representatives of Skadden requested that Tesla consider providing SolarCity with short-term financing during the pendency of a merger, and indicated that SolarCity did not contemplate seeking prior to the execution of a definitive agreement any amendments required under certain of its existing financing arrangements in connection with a potential acquisition of SolarCity by Tesla. Finally, representatives of Skadden indicated that the Special Committee would request that Mr. Elon Musk enter into a separate voting agreement, in his capacity as a SolarCity stockholder. Following this discussion, representatives of Evercore met with representatives of Lazard, conveying that Tesla, based on prior discussion of the Tesla Board, would likely accept a customary go-shop provision and reduced termination fee as proposed by the Special Committee, but that SolarCity should obtain financing from a third party during the pendency of a merger.

On July 14, 2016, the Special Committee held a meeting, with representatives of Skadden and Lazard in attendance, with management in attendance in part. Representatives of Lazard provided the Special Committee with an update on the status of SolarCity’s exploration of strategic alternatives, including continuing discussions and reverse due diligence sessions with Tesla, and outreach to third parties with respect to such strategic alternatives, the financial information received from SolarCity management and the possible costs of accessing the capital markets. The Special Committee and its advisors also discussed the content of SolarCity’s then-scheduled August 4, 2016 earnings announcement, which would include a downward guidance revision and a lower than expected cash balance. The Special Committee and representatives of Lazard discussed the timing of a potential transaction with Party B, Lazard’s outreach to certain other third parties, and where each of those other parties stood in considering a potential transaction with SolarCity. Representatives of Skadden provided the Special Committee with an update on discussions with representatives of Wachtell Lipton and Evercore regarding certain issues related to the Tesla proposal, including the draft merger agreement.

Mr. Kendall spoke with Mr. Elon Musk on July 14, 2016 regarding, among other things, the Special Committee’s request that Mr. Elon Musk agree to sign a voting agreement requiring him to vote his controlled SolarCity shares in the same proportion as the disinterested stockholders on a competing proposal to acquire SolarCity and the proposed terms of a “go-shop” provision, including a two-tiered break-up fee.

Later on July 14, 2016, the Special Committee had another meeting with representatives of Skadden and Lazard, and Mr. Kendall updated the Special Committee on his conversation with Mr. Elon Musk. The Special Committee also discussed a potential equity investment transaction and whether certain other counterparties might be interested in such a transaction and next steps for considering such a transaction.

On July 15 and 16, 2016, the Special Committee held two meetings with representatives of Skadden and Lazard present, with management in attendance in part. Representatives of Lazard discussed Lazard’s ongoing outreach to third parties regarding their potential interest in a transaction with SolarCity, including a potential equity investment transaction, as an alternative to the Tesla proposal. Representatives of Lazard reported that Parties B and C were open to considering such a transaction.

On July 18, 2016, representatives of Wachtell Lipton provided to representatives of Skadden a revised draft merger agreement, which draft included provisions, among others, that would permit Tesla to terminate the merger agreement without payment of a termination fee if, following the execution of the merger agreement, SolarCity was not able to obtain amendments required under certain of its existing financing arrangements in connection with the closing of the merger or SolarCity experienced certain defaults or other similar events under its existing financing arrangements. Representatives of Skadden provided to representatives of Wachtell Lipton the initial draft of a voting agreement with respect to shares of SolarCity common stock beneficially owned by Mr. Elon Musk, requiring that such shares be voted in favor of the Tesla proposal and be voted proportionately with the disinterested stockholders in favor of an alternative proposal if SolarCity’s board determined to proceed with such alternative proposal as superior to the Tesla proposal.

Also on July 18, 2016, the Special Committee held a meeting with representatives of SolarCity management, Lazard and Skadden in attendance. At the meeting, SolarCity management provided an overview of its analysis of SolarCity’s liquidity position (which is described in the section entitled “Certain SolarCity Unaudited Prospective Financial Information” beginning on page 103), and discussed developments relating to such analysis as well as management’s efforts to secure short-term financing. The Special Committee discussed with SolarCity management and the Special Committee’s advisors the Tesla proposal and alternatives then under consideration, including a transaction with Party B, an equity investment transaction, a public offering and remaining as a standalone company. The Special Committee determined to proceed in parallel with discussions for a potential equity investment transaction, short-term financing or a revolver increase and a possible investment from or transaction with Party B together with the Tesla proposal.

On July 19, 2016, at a special meeting of the Tesla Board at which members of Tesla management and representatives of Evercore and Wachtell Lipton were present, Tesla management updated the Tesla Board on its financial due diligence findings to date, including with respect to SolarCity’s financing needs, amendments required under certain of SolarCity’s existing financing arrangements in connection with the closing of the merger and the capital needs of the combined company. The Tesla Board discussed with members of Tesla management Tesla’s business and product due diligence findings to date, including regarding the quality and competitive positioning of SolarCity’s products and manufacturing operations. The Tesla Board instructed Tesla management and Evercore and Wachtell Lipton to continue their due diligence review and report their findings to the Tesla Board. Messrs. Elon Musk and Gracias then recused themselves for the remainder of the meeting. The remaining directors then discussed the potential acquisition price and other key terms of the transaction. Representatives of Evercore presented to the Tesla board their updated valuation analysis with respect to SolarCity based on the ongoing due diligence. The Tesla board instructed its advisors to reject the Special Committee’s proposal that the acquisition consideration should be based on a fixed value per share of SolarCity common stock, rather than a fixed exchange rate, given the increased uncertainty and risk of increased dilution to Tesla stockholders.

Also on July 19, 2016, the Special Committee held a meeting together with representatives of Lazard and Skadden, with management in attendance in part. At the meeting, representatives of Lazard presented information regarding Tesla that had been provided by Evercore and, based on such information, Lazard’s preliminary valuation analysis of Tesla’s common stock. Representatives of Lazard discussed this valuation and the market price of Tesla common stock together with the Special Committee, including the underlying assumptions related to such valuation. Representatives of Skadden then discussed with the Special Committee the status of merger agreement negotiations. After discussion, the Special Committee provided guidance with respect to such negotiations. The Special Committee and its advisors also discussed the possibility of an equity investment transaction or a business combination with other potentially interested third parties, including Party B, as alternatives to the Tesla proposal. Representatives of Lazard indicated that of the various financial counterparties it had contacted, Party C and two other financial counterparties were considering an equity investment transaction, although these two financial counterparties ultimately concluded that they would not make such an investment. With respect to a potential strategic business combination transaction, representatives of Lazard reported that only Party B was still evaluating its potential interest. At this time, representatives of SolarCity management joined the meeting, and discussed the status of the merger agreement with representatives of Skadden.

Between July 19, 2016 and July 30, 2016, representatives of Skadden and Wachtell Lipton engaged in numerous discussions and extensive negotiations regarding the terms of the merger agreement, and exchanged revised drafts of the merger agreement. The negotiations focused on, among other things, the length and terms of the go-shop provision, the conditions to closing, the scope of the restrictions on certain activities, including with respect to financing, by SolarCity during the period between the signing of a definitive agreement and the closing of a transaction, and the rights of Tesla in the event that, following the execution of the merger agreement, SolarCity was not able to obtain amendments required under certain of its existing financing arrangements in connection with the closing of the merger or SolarCity were to experience a default or another similar event under its existing financing arrangements.

On July 20, 2016, the Special Committee held two meetings with representatives of Skadden and Lazard in attendance, with management in attendance in part. At these meetings, representatives of Lazard updated the Special Committee on the process for Lazard’s ongoing analysis of the Tesla proposal, including the effect of assumptions related to SolarCity’s liquidity position, and discussed with the Special Committee strategies for negotiations with Tesla. Representatives of Skadden updated the Special Committee on the status of the merger agreement and summarized SolarCity’s efforts to arrange short-term financing. The Special Committee provided Skadden with direction on how to respond to Wachtell Lipton on key terms of the merger agreement, including closing conditions and interim operating covenants. Representatives of Lazard updated the Special Committee regarding outreach efforts for an equity investment transaction and noted that, based on market conditions and discussions with financing sources it likely would be difficult to conduct an equity investment transaction in a manner that would maximize stockholder value.

On July 21, 2016, the Special Committee held a meeting with representatives of Skadden and Lazard in attendance. Representatives of Lazard presented to the Special Committee its preliminary valuation analysis with respect to SolarCity under the SolarCity management forecasts described in more detail in the section entitled “Certain SolarCity Unaudited Prospective Financial Information” beginning on page 103, advising the Special Committee that, in Lazard’s view, the valuation of SolarCity was dependent on SolarCity’s ongoing liquidity, which likely fell somewhere in between the two forecasts presented, and that the value of the Tesla proposal should be analyzed not only as compared with the current trading price of SolarCity’s common stock, but also as compared to the unaffected pre-offer trading price and SolarCity as a standalone company taking into account SolarCity’s liquidity position and SolarCity’s cost of capital. Representatives of Lazard advised the Special Committee that, based on data provided by SolarCity management, careful consideration of the Tesla proposal, another strategic alternative or near-term operational adjustments the Special Committee had previously discussed with management would be warranted. The Special Committee discussed the Tesla proposal and the value it offered SolarCity’s stockholders as opposed to the value stockholders would receive if SolarCity remained an independent company, as well as the availability of other strategic alternatives. Representatives of Lazard next presented a preliminary analysis of the value of the Tesla proposal and the Special Committee discussed with representatives of Lazard and Skadden their reverse due diligence findings regarding Tesla. Lazard updated the Special Committee on the status of Lazard’s outreach to other potential participants in a transaction, including an equity investment transaction, with SolarCity, and the status of discussions with Party B, noting that, except for Party B, no other potential counterparty was still considering a business combination transaction with SolarCity. The Special Committee discussed Lazard’s outreach efforts and SolarCity’s options and their relative strengths in maximizing stockholder value, including negotiating tactics regarding the Tesla proposal and the value proposition of remaining a standalone company as opposed to being acquired by Tesla. The Special Committee also discussed the status of communications with lenders regarding waivers of change of control provisions requested by Tesla. At this time representatives of SolarCity management joined the meeting and received an update. The Special Committee then discussed the terms of the proposed merger agreement, including the “go-shop” provision in the draft merger agreement and the smaller break-up fee that would be incurred if SolarCity accepted a superior proposal from a party identified during the “go-shop” process, and Tesla’s proposal that SolarCity obtain waivers from lenders of the change of control provisions in certain of SolarCity’s debt documents that would otherwise be triggered in a transaction with Tesla, the amount of time likely to be required to obtain such waivers, the likelihood that such waivers would be provided, and the impact that these terms and requests could have on the certainty of completion of a transaction with Tesla. The Special Committee discussed alternative counterproposals to secure flexibility for SolarCity to obtain financing in the interim period between signing and closing a transaction with Tesla, other terms in the merger agreement and discussion points to maximize stockholder value. The Special Committee discussed a possible alternative transaction with Party B, the deal structure that Party B was considering, and the uncertainty surrounding Party B’s proposal.

On July 22, 2016, the Tesla Board held a special meeting, with Messrs. Elon Musk and Antonio Gracias absent, having recused themselves, at which members of Tesla management and representatives of Evercore and Wachtell Lipton were present. The Tesla Board reviewed additional due diligence findings with members of Tesla management and representatives of Evercore and Wachtell Lipton, and the representatives of Evercore presented to the Tesla Board their updated valuation analysis with respect to SolarCity based on their continuing due diligence. The Tesla Board requested that Mr. Elon Musk join the meeting to discuss with the other directors his views and expectations, in his capacity as Chief Executive Officer of Tesla, following a potential acquisition with respect to SolarCity’s solar panel manufacturing operations and competitive positioning relative to the solar energy industry generally. Mr. Elon Musk then left the meeting, and the Tesla Board (with Messrs. Elon Musk and Antonio Gracias recusing themselves) discussed the negotiating strategy to be employed to obtain the acquisition price for SolarCity common stock most favorable to Tesla and its stockholders.

Also on July 22, 2016, the Special Committee held a meeting to continue to discuss the Tesla proposal and alternatives thereto, with representatives of Skadden and Lazard in attendance, with management in attendance in part. Representatives of Lazard discussed with the Special Committee SolarCity management’s financial analysis and the assumptions underlying the analysis. Representatives of Lazard informed the Special Committee that Party B had determined not to proceed with a transaction with SolarCity for a variety of reasons, including regulatory issues unique to Party B and that Party B did not believe that it was in a position to make an acquisition proposal within the range of Tesla’s original proposal. After discussion, the Special Committee directed Skadden to respond to Tesla on the open issues in the draft merger agreement, and determined that Mr. Kendall should call Ms. Robyn Denholm, an independent director and Chair of the Audit Committee of the Tesla board, to communicate the Special Committee’s key business terms.

On July 23, 2016, the Special Committee held a meeting with representatives of Lazard and Skadden in attendance and management in attendance in part to continue to discuss the Tesla proposal and alternatives thereto, including remaining as an independent company. The Special Committee discussed Tesla’s proposal that SolarCity obtain change of control waivers from SolarCity’s lenders and other portions of the draft merger agreement. Following discussion with its advisors, the Special Committee directed Mr. Kendall convey to Tesla that the Special Committee would be willing to recommend a transaction with Tesla at an exchange ratio of 0.136 shares of Tesla common stock per share of SolarCity common stock. Representatives of Lazard and Skadden also discussed with the Special Committee SolarCity’s standalone plan should SolarCity determine not to accept Tesla’s proposal, including the possible reaction of the investor community if SolarCity announced that it was not accepting Tesla’s proposal and in that event, to SolarCity’s earnings results and guidance.

Later on July 23, 2016, at the instruction of the Special Committee, representatives of Lazard delivered to representatives of Evercore a proposed counteroffer of a fixed exchange ratio of 0.136 shares of Tesla common stock for each share of SolarCity common stock which contemplated that, in the event that the price of Tesla’s common stock were to decline below $175 per share prior to the closing, SolarCity would be permitted to terminate the definitive agreement for the acquisition by Tesla of SolarCity. Mr. Kendall also contacted Ms. Denholm to discuss the proposed counteroffer, and also discussed the factors underlying that proposal. Mr. Kendall updated the Special Committee on his conversation with Ms. Denholm at a later meeting of the Special Committee on July 23, 2016.

On July 24, 2016, the Tesla Board held a special meeting at which members of Tesla management, representatives of Evercore and representatives of Wachtell Lipton were also present. The Tesla Board reviewed additional due diligence findings with members of Tesla management and representatives of Evercore and Wachtell Lipton and discussed with members of Tesla management, including Mr. Elon Musk in his capacity as Chief Executive Officer of Tesla, their views and expectations following a potential acquisition with respect to SolarCity’s solar panel manufacturing operations and competitive positioning relative to the solar energy industry generally. Ms. Denholm updated the Tesla Board on her conversation with Mr. Kendall. Messrs. Elon Musk and Gracias then left the meeting. The Tesla Board reviewed with representatives of Evercore and Wachtell Lipton SolarCity’s counteroffer, the valuation of SolarCity based on Tesla’s due diligence findings, and the negotiating strategy to be employed to obtain for Tesla and its stockholders the most favorable transaction terms that it could in the event the parties agreed to a transaction. After extensive discussion, the Tesla Board (with Messrs. Elon Musk and Antonio Gracias absent, having recused themselves) authorized the making of a revised proposal to acquire all of the SolarCity common stock at an exchange ratio of 0.105 shares of Tesla common stock for each share of SolarCity common stock. Following such authorization, representatives of Evercore communicated this revised proposal to representatives of Lazard.

Also on July 24, 2016, the Special Committee held two meetings with representatives of Lazard and Skadden in attendance. At the first meeting, representatives of Skadden provided an update that it had received from SolarCity management on discussions with possible lenders for short-term financing for SolarCity. At the second meeting, representatives of Lazard informed the Special Committee that a representative of Evercore had contacted Lazard to communicate an exchange ratio proposal of 0.105 shares of Tesla common stock for each share of SolarCity common stock, valued at approximately $23.31 per share of SolarCity common stock based on the closing price for Tesla common stock on July 22, 2016. Evercore communicated that the offer was based on the totality of Tesla’s due diligence review of SolarCity, which it had not conducted at the time of its initial proposal. The Special Committee discussed Tesla’s proposal with its advisors, including whether a higher exchange ratio could be achieved and how to do so. The Special Committee further discussed how the revised Tesla proposal compared with Party B’s perspective on the valuation of SolarCity. At this time representatives of SolarCity management joined the meeting. The Special Committee discussed with management Tesla’s current proposal, SolarCity’s liquidity needs and financing efforts and alternatives to a business combination transaction with Tesla. The Special Committee discussed reinitiating contact with Party B, but together with its advisors concluded that a transaction with Party B was unlikely to be completed in a manner that would maximize value for SolarCity stockholders. The Special Committee directed representatives of Lazard to contact Evercore to discuss Evercore’s valuation and the assumptions underlying Tesla’s revised proposal. Management updated the Special Committee on its activities relating to short-term financing.

On July 25, 2016, the Special Committee held a meeting with representatives of Lazard and Skadden in attendance to discuss the revised Tesla proposal and alternatives thereto. After discussion, the Special Committee directed representatives of Lazard to present a counterproposal of 0.1265 shares of Tesla common stock per share of SolarCity common stock to Evercore. The Special Committee also discussed considerations for SolarCity if SolarCity were to remain a standalone public company. Representatives of SolarCity management then joined the meeting and received an update on the discussions, except that the management team was not informed of the Special Committee’s specific counterproposal on price.

On July 26, 2016, representatives of Lazard communicated to representatives of Evercore the Special Committee’s exchange ratio counterproposal of 0.1265 shares of Tesla common stock per share of SolarCity common stock. The counteroffer also contemplated, at the instruction of the Special Committee, that, in the event that the price of Tesla’s common stock were to decline below $175 per share prior to the closing, SolarCity would be permitted to terminate the definitive agreement for the acquisition by Tesla of SolarCity.

Later on July 26, 2016, the Special Committee had a meeting with representatives of Lazard and Skadden in attendance. Representatives of Lazard updated the Special Committee on their conversations with Evercore. Representatives of SolarCity management then joined the meeting and representatives of Skadden provided an overview of the revised draft merger agreement received from Wachtell and the group discussed the status of the proposed transaction with Tesla and SolarCity’s alternatives to a business combination transaction.

On July 27, 2016, members of SolarCity management and representatives of Lazard indicated to Tesla that it had obtained amendments of certain of its existing financing arrangements that were required in connection with the closing of the merger. Based on this development, representatives of Tesla agreed that Tesla would not have specific termination or other rights under the merger agreement with respect to SolarCity’s failure to obtain these or similar amendments, consents or waivers required under SolarCity’s existing financing arrangements, but representatives of Wachtell Lipton and Skadden continued to negotiate the rights of Tesla and closing conditions under the merger agreement in the event that, following the execution of the merger agreement, SolarCity were to experience a default or another similar event under its existing financing arrangements.

Also on July 27, 2016, the Tesla Board held a special meeting with Messrs. Elon Musk and Gracias absent, having recused themselves, at which members of Tesla management and representatives of Evercore and representatives of Wachtell Lipton were present. The Tesla Board discussed additional due diligence findings with members of Tesla management and representatives of Evercore and Wachtell Lipton, and representatives of Wachtell Lipton presented to the Tesla Board a detailed summary of the material terms of the then-current draft of the proposed merger agreement and the proposed voting agreement between SolarCity and Mr. Elon Musk. The Tesla Board reviewed with representatives of Evercore and Wachtell Lipton SolarCity’s counteroffer and, following discussion, authorized the making of a revised proposal at an exchange ratio of 0.110 shares of Tesla common stock for each share of SolarCity common stock.

Early on July 28, 2016, representatives of Evercore contacted representatives of Lazard to inform Lazard that the Tesla Board had determined to raise Tesla’s exchange ratio proposal from 0.105 to 0.110 shares of Tesla common stock per share of SolarCity common stock and that this was Tesla’s best and final offer.

Later on July 28, 2016, at 10:30 a.m. Pacific time, the Special Committee held a meeting to discuss updates with respect to the Tesla proposal, with representatives from Skadden and Lazard in attendance. Lazard reported Tesla’s best and final offer of an exchange ratio of 0.110 shares of Tesla common stock per share of SolarCity common stock. After discussion, the Special Committee discussed the terms of the “go-shop” and other provisions in the merger agreement as well as SolarCity’s standalone plan and its activities relating to short-term financing, and determined to continue discussions the next day. The same day, one of the financial counterparties previously contacted by representatives of Lazard inquired as to the timing of any proposed equity investment transaction, but made no proposal with respect to either a potential equity investment or business combination transaction.

On July 29, 2016, the Special Committee met with representatives of Lazard and Skadden in attendance. Representatives of Lazard presented to the Special Committee an overview of the valuation analyses and other factors supporting Lazard’s oral fairness opinion to be delivered later in the meeting and SolarCity’s near-term liquidity needs. The Special Committee discussed this analysis. After discussion, representatives of Lazard delivered Lazard’s oral opinion that the exchange ratio of 0.110 shares of Tesla common stock per share of SolarCity common stock was fair, from a financial point of view, to the holders of SolarCity common stock other than certain excluded holders, which was subsequently confirmed in writing, addressed to the Special Committee and dated July 29, 2016. Representatives of Skadden next provided an overview of the key terms of the draft merger agreement and voting agreement to be entered into in connection with the Tesla proposal. The Special Committee discussed the terms of the merger agreement and voting agreement with its advisors, including the terms of the “go-shop” and Mr. Elon Musk’s obligations under the voting agreement. Representatives of Skadden also discussed with the Special Committee draft resolutions to be adopted by the Special Committee recommending that the SolarCity Board approve the merger agreement and voting agreement and submit the merger agreement to a vote of SolarCity’s stockholders, and recommending that the stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement. After discussion, including taking into consideration the fairness opinion provided by Lazard, the Special Committee determined to accept Tesla’s offer and to, among other things, recommend that the SolarCity Board approve the merger agreement and voting agreement and submit the merger agreement to a vote of the SolarCity stockholders and recommend that the stockholders approve and adopt the merger agreement.

Later on July 29, 2016, the SolarCity Board, with Mr. Gracias absent, held a special meeting with representatives of SolarCity’s management, with Skadden and Lazard in attendance. Representatives of Lazard presented to the SolarCity Board regarding the fairness opinion rendered to the Special Committee earlier in the day, and its view that the exchange ratio was fair, from a financial point of view, to the holders of SolarCity’s common stock other than certain excluded holders. The SolarCity Board discussed these matters with representatives of Lazard and the other participants in the meeting. Representatives of Skadden provided an overview of the terms of the proposed merger agreement and voting agreement that SolarCity would be entering into in connection with the Tesla proposal, and explained the terms of a forum selection bylaw amendment that had been presented to the SolarCity Board for consideration. On the recommendation of the Special Committee, the members of the SolarCity Board present then unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were fair to, advisable and in the best interests of SolarCity and its stockholders, (2) approved the form, terms, provisions and conditions of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, and (3) resolved to recommend that SolarCity’s stockholders vote for the adoption of the merger agreement. The SolarCity Board also approved the forum-selection bylaw amendment in the form that was presented to the board of directors in advance of the meeting.

On July 30, 2016, the Tesla Board held a special meeting with Messrs. Elon Musk and Antonio Gracias absent, having recused themselves, to consider approval of the merger agreement and the transactions contemplated by the merger agreement. Representatives of Wachtell Lipton summarized for the Tesla Board the material terms of the proposed merger agreement, and reported on the resolution of open issues during the course of negotiations with SolarCity. Evercore provided to the Tesla Board Evercore’s financial analysis of the proposed transaction, and Evercore rendered to the Tesla Board an oral opinion, subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the exchange ratio of 0.110 shares of Tesla common stock for each share of SolarCity common stock was fair, from a financial point of view, to Tesla. After discussion, the Tesla Board, with Messrs. Elon Musk and Antonio Gracias absent, having recused themselves, (1) determined that the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, are fair to, advisable and in the best interests of Tesla and its stockholders, (2) approved the merger agreement and the transactions contemplated thereby and (3) resolved to recommend that Tesla stockholders vote for the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the Tesla share issuance.

The merger agreement was executed by the parties on July 31, 2016.

On August 1, 2016, before the markets opened, SolarCity and Tesla announced that they had entered into the merger agreement.

On August 18, 2016, Lazard became aware of a computational error, which double-counted certain amounts of SolarCity’s projected outstanding indebtedness, in certain SolarCity spreadsheets setting forth SolarCity’s financial information that Lazard used in its discounted cash flow valuation analyses, more fully described in the section entitled “—Opinion of Financial Advisor to the SolarCity Special Committee” beginning on page 88. Tesla and Evercore subsequently confirmed that the computational error was not included in Tesla’s or Evercore’s valuation analysis. At the Special Committee’s request, Lazard recalculated its discounted cash flow analyses after correcting the computational error. On August 24, 2016 and August 26, 2016, the Special Committee and SolarCity Board, with Mr. Gracias absent, respectively, met with representatives of Lazard in attendance. Representatives of Lazard reviewed with the Special Committee and the SolarCity board, respectively, its recalculated discounted cash flow analyses as of July 29, 2016, and the differences in Lazard’s discounted cash flow analyses that resulted from the computational error described above. Representatives of Lazard confirmed to the Special Committee and the SolarCity Board, respectively, that, based upon economic, monetary, market and other conditions as in effect on, and the information made available to Lazard (other than with respect to the computational error noted above) as of, July 29, 2016, and subject to the assumptions, limitations, qualifications and conditions set forth in Lazard’s opinion dated as of July 29, 2016, the recalculated discounted cash flow analyses would not have changed the conclusion set forth in Lazard’s opinion as of the date it was delivered. Following receipt of Lazard’s confirmation, the Special Committee on August 24, 2016 and those SolarCity Board members present on August 26, 2016 unanimously affirmed their recommendations that the stockholders of SolarCity vote to approve the merger proposal.

On August 25, 2016, the Tesla Board held a special meeting with Messrs. Elon Musk and Antonio Gracias absent, having recused themselves, at which members of Tesla management, Evercore and Wachtell Lipton were present. Evercore and Tesla management discussed new information that it had received relating to Lazard’s valuation of SolarCity, including the computational error discussed above, as well as additional projections that SolarCity management had prepared prior to the execution of the Merger Agreement (as described in the section entitled “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information” beginning on page 99) but had not previously shared with Tesla or its representatives. Evercore explained why none of these factors changed its prior valuation analysis, including, as to the additional projections, because use of the SolarCity Liquidity Management Case in its valuation analysis would not have resulted in a lower valuation for SolarCity than the valuation which Evercore had used in rendering its fairness opinion based on the SolarCity Revised Sensitivity Case. After discussion, the Tesla Board determined that none of the factors changed its view as to the value of SolarCity.

Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors

On July 30, 2016, the Tesla Board, with Messrs. Elon Musk and Antonio Gracias recusing themselves, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are fair to, advisable and in the best interests of Tesla and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) resolved to recommend that Tesla stockholders vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance.

Accordingly, the Tesla Board recommends that Tesla stockholders vote “FOR” the Tesla Merger and Share Issuance Proposal and “FOR” the Tesla Adjournment Proposal.

In reaching its decision, the Tesla Board, with Messrs. Elon Musk and Antonio Gracias recusing themselves, as described above in the section entitled “—Background of the Merger” of this joint proxy statement/prospectus, held a number of meetings, consulted with Tesla’s senior management and its legal and financial advisors at Wachtell Lipton and Evercore, respectively, and considered a number of factors.

The various factors the Tesla Board considered that weighed positively in favor of the Tesla Merger and Share Issuance Proposal included, among others and not necessarily in order of relative importance:

•	its belief that the Combined Company will operate more efficiently to create fully integrated residential, commercial and grid-scale products that improve the way energy is generated, stored and consumed, while providing customers an aesthetically beautiful and simple one-stop solar and storage experience delivered through a single installation, service contract and mobile phone application;

•	its expectation of substantial cost synergies associated with the Merger, including the opportunity for SolarCity to leverage Tesla’s engineering and design capabilities, operations support and sales channel, as well as savings channeled to customers through reduced hardware and installation costs, improvements to the Combined Company’s manufacturing efficiency and reduced customer acquisition costs;

•	its expectation of substantial revenue synergies associated with a merged customer base and integrated products;

•	its belief that a combination of Tesla’s and SolarCity’s businesses could eliminate certain of the costs and complexities currently associated with transactions between Tesla and SolarCity due to potential conflicts of interest, such as the costs associated with negotiating and drafting non-disclosure agreements and supply agreements between the parties as well as difficulties associated with seeking and receiving Audit Committee approval from each party for such related party transactions;

•	its belief that the businesses and corporate cultures of Tesla and SolarCity are complementary and the integration of the two companies can be completed in a timely and efficient manner with minimal disruption to employees; and

•	its expectation that upon completion of the Merger, current Tesla stockholders will continue to own approximately 93% of the outstanding Tesla stock.

These expectations and beliefs of the Tesla Board are based in part on the following factors that the Tesla Board considered:

•	its knowledge and understanding, based on its discussions with Tesla’s management, of Tesla’s business, operations, financial condition, earnings, strategy and future prospects;

•	information and discussions with Tesla management, in consultation with representatives of Evercore, regarding SolarCity’s business, operations, financial conditions, earnings, strategy and future prospects, and the results of Tesla’s legal, financial and business due diligence review of SolarCity;

•	its thorough deliberation and consideration of the Merger and other alternatives to the Merger, including during eight special meetings of the Tesla Board over the course of two months, as well as with its legal and financial advisors and members of Tesla’s management;

•	management’s knowledge of the prospective environment in which the Combined Company will operate following the Merger, including industry, economic and market conditions;

•	the historical and then-current trading prices and volumes of each of the Tesla and SolarCity Common Stock;

•	the fact that the terms of the Merger Agreement were the product of arm’s-length negotiations between Tesla and its advisors, on the one hand, and SolarCity and its advisors, on the other hand, and that Messrs. Elon Musk and Antonio Gracias recused themselves from the Tesla Board’s vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance;

•	the terms of the Merger Agreement, including:

•	the fixed Exchange Ratio in the Merger Agreement, which will not be increased or reduced, even in the event of a decrease in the price of Tesla or SolarCity Common Stock, respectively;

•	the fact that, as a condition to the completion of the Merger, the Tesla Merger and Share Issuance Proposal must be approved by the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the Tesla Special Meeting, as well as by the affirmative vote of the holders of a majority of the shares of Tesla Common Stock not owned, directly or indirectly, by the directors and named executive officers of SolarCity, including Messrs. Elon Musk, Antonio Gracias and Jeffrey B. Straubel, and certain of their affiliates, cast in person or by proxy at the Tesla Special Meeting;

•	the fact that, as a condition to the Merger, SolarCity must meet certain criteria relating to its existing indebtedness and its accounts payable, as more fully described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129;

•	the right of Tesla to receive a termination fee of $78.2 million if SolarCity terminates the Merger Agreement under certain circumstances, or $26.1 million if SolarCity terminates the Merger Agreement in order to enter into a definitive agreement with an Excluded Party (as defined in page 128) in respect of a SolarCity Superior Proposal, as more fully described in the section entitled “The Merger Agreement—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages 128 and 132, respectively; and

•	the fact that under certain circumstances, the Tesla Board may change its recommendation in response to an Intervening Event with respect to Tesla or a Tesla Superior Acquisition Proposal, as more fully described in the section entitled “The Merger Agreement—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128.

•	the opinion of Evercore, provided in writing on July 30, 2016, to the effect that, as of such date, and based on and subject to the various assumptions made, procedures followed, factors considered, and qualifications and limitations described in the opinion, the merger consideration to be paid by Tesla was fair, from a financial point of view, to Tesla, as more fully described in the section entitled “The Merger—Opinion of Tesla’s Financial Advisor” beginning on page 74;

In addition, the Tesla Board considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Merger, the Tesla Share Issuance, and the other transactions contemplated by the Merger Agreement. These factors included the following, which are not necessarily listed in order of relative importance:

•	the risk that because the Exchange Ratio in the Merger is fixed, Tesla cannot be certain of the market value of the merger consideration until completion of the Merger;

•	the possibility that the Merger, the Tesla Share Issuance and other transactions contemplated by the Merger Agreement may not be completed on the terms or timeline currently contemplated or at all, including for reasons beyond the control of Tesla or SolarCity;

•	the risk that failure to complete the Merger, the Tesla Share Issuance and the other transactions contemplated by the Merger Agreement could negatively affect the price of Tesla Common Stock and future business and financial results of Tesla, and could lead to negative perceptions among investors and other stakeholders;

•	the ownership dilution to current Tesla stockholders as a result of the issuance of Tesla Common Stock to holders of SolarCity Common Stock as merger consideration pursuant to the Merger Agreement;

•	the potential risk of diverting management focus, employee attention and resources from other strategic opportunities and operational matters while working to complete the proposed transactions and successfully integrate Tesla and SolarCity;

•	the costs to be incurred in connection with the Merger, the Tesla Share Issuance and the other transactions contemplated by the Merger Agreement, including the fees and expenses associated with completing such transactions;

•	the risk that SolarCity may be unable to retain key employees;

•	the risk that SolarCity may not be able to maintain or renew certain tax equity agreements, customer agreements or procurement, sales or supply contracts on favorable terms or at all;

•	the risk that SolarCity will not be able to refinance existing credit facilities or enter into new credit facilities on terms acceptable to SolarCity, or satisfy financial covenants and other terms under existing or new facilities;

•	the risk of not capturing all of the anticipated operational cost savings and synergies, and the risk that other anticipated benefits of the transactions may not be realized on the expected timeframe or at all;

•	the challenges of combining Tesla with SolarCity following the Merger, including technical, financial, operational, accounting and other challenges;

•	the fact that projections or future results of operations of the Combined Company are necessarily estimates based on assumptions, and not guarantees as to future financial performance as more fully described in the section entitled “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information” beginning on page 99;

•	the risk that financing may not be available to Tesla, SolarCity or, after the consummation of the Merger, the Combined Company, on favorable terms or at all, or, after the consummation of the Merger, the Combined Company may be unable to terminate or repay its obligations under its existing indebtedness, as more fully described in the section entitled “Risk Factors—Risks Related to the Merger” beginning on page 36;

•	the risk that prior to the expiration of the Go-Shop Period, SolarCity may enter into a binding agreement with respect to an alternative Acquisition Proposal, and may continue discussions after the expiration of the Go-Shop Period with certain parties, as more fully described in the section entitled “The Merger Agreement—SolarCity Go-Shop” and “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 126;

•	the risk that the SolarCity Board changes its recommendation in response to a SolarCity Superior Proposal under such circumstances as permitted in the Merger Agreement, as more fully described in the section entitled “The Merger Agreement—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128;

•	the risk that payment by SolarCity to Tesla of a termination fee of $78.2 million if the Merger Agreement is terminated under certain circumstances, or $26.1 million if the Merger Agreement is terminated in order to enter into a definitive agreement with an Excluded Party (as defined on page 128) with respect to a SolarCity Superior Proposal, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 132, may not be sufficient to fully compensate Tesla for its losses in such circumstances; and

•	the risk that the incurrence of additional indebtedness in connection with the Merger would have adverse consequences on Tesla’s business following the Merger.

In addition to considering the factors described above, the Tesla Board considered the fact that some of Tesla’s directors and executive officers have other interests in the Merger that are different from, or in addition to, the interests of Tesla stockholders generally, as more fully described in the section entitled “The Merger—Interests of Tesla’s Directors and Executive Officers in the Merger” beginning on page 106.

The Tesla Board concluded that the potentially negative factors associated with the Merger Agreement, the Merger, the Tesla Share Issuance, and the other transactions contemplated by the Merger Agreement, were outweighed by the potential benefits that it expected the Tesla stockholders would achieve as a result of entering into the Merger Agreement and consummating the transactions contemplated thereby. Accordingly, the Tesla Board determined that the Merger Agreement and transactions contemplated thereby, including the Merger and the Tesla Share Issuance, were advisable and in the best interests of Tesla and the Tesla stockholders.

The foregoing discussion of the factors considered by the Tesla Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Tesla Board. In reaching its decision to approve the Merger Agreement and transactions contemplated thereby, including the Merger and the Tesla Share Issuance, the Tesla Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Tesla Board considered all these factors as a whole, including thorough discussions with, and questioning of, Tesla’s management and Tesla’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

This explanation of Tesla’s reasons for the Merger and other information presented in this section is forward-looking in nature and should be read in light of the sections entitled “Risk Factors” beginning on page 36 and “Cautionary Statement Regarding Forward-Looking Statements” on page 34.

Opinion of Tesla’s Financial Advisor

Tesla has retained Evercore to act as its financial advisor in connection with the Merger. As part of this engagement, Tesla requested that Evercore evaluate the fairness of the merger consideration to be paid by Tesla pursuant to the Merger Agreement, from a financial point of view, to Tesla. As discussed in the following paragraph, on July 30, 2016, Evercore delivered to the Tesla Board its oral opinion, confirmed by its delivery of a written opinion dated July 30, 2016, that, as of the date thereof, and subject to the assumptions, limitations, qualifications and conditions set forth in Evercore’s written opinion, the merger consideration to be paid by Tesla pursuant to the Merger Agreement was fair, from a financial point of view, to Tesla.

The full text of Evercore’s written opinion, dated July 30, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. The description of Evercore’s written opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by the full text of such opinion. Evercore’s opinion does not constitute a recommendation to the Tesla Board or to any other persons in respect of the Merger, including as to how any holder of Tesla Common Stock should vote or act with respect to the Tesla Merger and Share Issuance Proposal. We encourage you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the Tesla Board and was delivered to the Tesla Board in connection with its evaluation of whether the merger consideration to be paid by Tesla pursuant to the Merger Agreement is fair, from a financial point of view, to Tesla, and did not address any other aspect or implication of the Merger Agreement or the transactions contemplated thereby, including the Merger. Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Tesla, nor did it address the underlying business decision of Tesla to engage in the Merger.

Evercore’s opinion necessarily was based upon information made available to Evercore as of July 30, 2016 and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on such date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments. Evercore’s opinion did not express any opinion as to the price at which the shares of Tesla Common Stock will trade at any time.

The following is a summary of Evercore’s opinion, and is qualified in its entirety by the full text of such opinion attached as Annex C to this joint proxy statement/prospectus. We encourage you to read Evercore’s written opinion carefully in its entirety:

In connection with delivering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to SolarCity and Tesla that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to SolarCity prepared and furnished to Evercore by SolarCity management;

•	reviewed certain non-public projected cash-based financial data furnished to Evercore by SolarCity management relating to SolarCity;

•	reviewed certain non-public projected cash-based financial data relating to SolarCity under alternative business assumptions that were provided to Evercore by Tesla (such projected financial data, the “SolarCity Revised Sensitivity Case”);

•	reviewed certain non-public historical and projected operating data relating to SolarCity prepared and furnished to Evercore by SolarCity management;

•	discussed the past and current operations, financial projections and current financial condition of SolarCity, including a discussion of Q2 2016 results, with SolarCity management (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of SolarCity Common Stock and Tesla Common Stock;

•	compared the premium reflected in the Exchange Ratio with premiums paid in certain other transactions that Evercore deemed relevant;

•	reviewed the Goldman Sachs equity research model for Tesla published on July 6, 2016 (the “GSER Forecasts”) and discussed with Tesla management how the GSER Forecasts compared to their expectations with respect to the future operating and financial performance of Tesla (as described more fully on pages 76 and 80);

•	discussed with Tesla management the past and current operations, financial projections for fiscal year 2016 and current financial condition of Tesla, including a discussion of Q2 2016 results;

•	compared the financial performance of Tesla and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	reviewed certain estimates as to the amount and timing of certain potential synergies anticipated by the management of Tesla to result from the Merger (the “Estimated Synergies”);

•	reviewed a draft of the Merger Agreement dated July 30, 2016, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analysis; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor.

As discussed further in the section entitled “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information”), SolarCity management prepared one set of unaudited financial projections that assumed a certain level of access to the capital markets and borrowing costs, which we refer to as the “SolarCity Unrestricted Liquidity Case,” which was provided to Tesla, the Special Committee, Evercore and Lazard. SolarCity management prepared a second case of unaudited financial projections that assumed different levels of access to the capital markets and borrowing costs that we refer to in this joint proxy statement/prospectus as the “SolarCity Liquidity Management Case,” which was provided to the Special Committee and Lazard but not to Tesla or Evercore. With respect to the SolarCity Unrestricted Liquidity Case, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of SolarCity as to the future financial performance of SolarCity. With respect to the projected financial data for SolarCity in the SolarCity Revised Sensitivity Forecasts, as defined in this joint proxy statement/prospectus (which was prepared based on sensitivity assumptions provided to Evercore by Tesla), Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of Tesla as to the future financial performance of SolarCity. Tesla did not provide Evercore with an internal projected financial model or any other projected financial or operating data with respect to Tesla. Instead, following discussions with Evercore as to how certain public forecasts compared to Tesla management’s expectations with respect to the future financial and operating performance of Tesla, and after confirming to Evercore that the GSER Forecasts were a reasonable estimate of Tesla’s future financial and operating performance in light of management’s expectations, Tesla instructed Evercore to utilize the GSER Forecasts for that purpose. Evercore expressed no view as to any projected financial and operating data relating to SolarCity or Tesla or any judgments, estimates or assumptions on which they are based. Evercore relied, at the direction of Tesla, without independent verification, upon the assessments of management of Tesla as to the Estimated Synergies and assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of Tesla.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on SolarCity or Tesla or the consummation of the Merger or materially reduce the benefits of the Merger to the holders of SolarCity Common Stock or Tesla Common Stock.

Evercore neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of SolarCity or Tesla, nor was it furnished with any such appraisals, and Evercore did not evaluate the solvency or fair value of SolarCity or Tesla under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of July 30, 2016 and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on July 30, 2016. It should be understood that subsequent developments may have affected or may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the merger consideration to be paid by Tesla pursuant to the Merger Agreement, from a financial point of view, to Tesla. Evercore did not express any view on, and its opinion did not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Tesla or SolarCity, or as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tesla or SolarCity or any of the other parties to the Merger Agreement or any affiliates thereof, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the Merger would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Tesla, nor did it address the underlying business decision of Tesla to engage in the Merger. Evercore’s opinion does not constitute a recommendation to the Tesla Board or to any other persons in respect of the Merger, including as to how any holder of shares of Tesla Common Stock should vote or act in respect of the Merger. Evercore expressed no opinion as to the price at which Tesla Common Stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by the management of Tesla and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Evercore deemed to be appropriate for a transaction such as the Merger and that were reviewed with the Tesla Board in connection with delivering Evercore’s opinion. The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

The Estimated Synergies were not incorporated into Evercore’s financial analyses. To the extent that any of the quantitative data used in Evercore’s financial analyses or described in this section “Opinion of Tesla’s Financial Advisor” is based on market data, it is based on market data as it existed on or before July 29, 2016, the last trading day before Tesla and SolarCity announced that they had entered into the Merger Agreement, and is not necessarily indicative of current market conditions.

Evercore’s Analysis of SolarCity

Evercore performed a series of analyses to derive indicative valuation ranges for SolarCity Common Stock. Evercore performed its analyses utilizing the SolarCity Unrestricted Liquidity Case. Evercore also performed its analyses based upon the SolarCity Revised Sensitivity Forecasts. Tesla provided Evercore with adjustments for the SolarCity Revised Sensitivity Forecasts that reduced SolarCity’s projected capital needs through decreases in projected megawatts inspected and in projected research and development and overhead expenses.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of SolarCity to calculate a range of estimated present values as of December 31, 2016 of the standalone, levered, after-tax free cash flows that SolarCity was projected to generate from January 1, 2016 through December 31, 2020 under each of the SolarCity Unrestricted Liquidity Case and the SolarCity Revised Sensitivity Forecasts. Evercore also calculated a range of terminal values for SolarCity by applying a range of perpetuity growth rates based on its professional judgment given the nature of SolarCity and its business and the industries in which it operates of 3.00% - 5.00%, to the projected standalone levered, after-tax free cash flows of SolarCity in the terminal year. The resulting cash flows and the terminal values were then discounted to present value using a range of discount rates of 12.0% - 15.0%, (based on a range of estimates of SolarCity’s cost of equity using the capital asset pricing model (“CAPM”)), to derive a range of implied equity values for SolarCity. Under each of the SolarCity Unrestricted Liquidity Case and SolarCity Revised Sensitivity Forecasts, Evercore’s analysis indicated an implied per-share equity value reference range for SolarCity on a standalone basis of approximately (i) $37.51 to $61.73 under the SolarCity Unrestricted Liquidity Case and (ii) $24.76 to $42.72 under the SolarCity Revised Sensitivity Forecasts.

Evercore calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for Tesla indicated by the discounted cash flow analyses (discussed below) by the high end of the implied per share equity value reference range for SolarCity indicated by the discounted cash flow analyses and by dividing the high end of the implied per share equity value reference range for Tesla indicated by the discounted cash flow analyses by the low end of the implied per share equity value reference range for SolarCity indicated by the discounted cash flow analyses. Utilizing the SolarCity Unrestricted Liquidity Case and the GSER Forecasts, this analysis indicated an implied exchange ratio reference range of 0.124 to 0.699 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger. Utilizing the SolarCity Unrestricted Liquidity Case and the IBES Consensus, this analysis indicated an implied exchange ratio reference range of 0.083 to 0.464 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger. Utilizing the SolarCity Revised Sensitivity Forecasts and the GSER Forecasts, this analysis indicated an implied exchange ratio reference range of 0.082 to 0.484 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger. Utilizing the Revised Sensitivity Case and the IBES Consensus, this analysis indicated an implied exchange ratio reference range of 0.055 to 0.321 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger.

Sum-of-the-Parts Analysis

Evercore analyzed SolarCity as the sum of its two operating entities: Development Company (“DevCo”), the segment of SolarCity’s business that sells and installs solar systems, and Power Company (“PowerCo”), the segment of SolarCity’s business that holds the portfolio of installed assets (i.e., Evercore performed a “sum-of-the-parts analysis” of SolarCity). Evercore valued DevCo based on the present value of future retained value associated with projected megawatts installed less unlevered DevCo cash flow, adjusted for recourse debt (less the amount of SolarCity’s convertible debt that would convert into equity based on the implied share price). Evercore valued PowerCo based on the retained value of current contracted cash flows of solar assets on SolarCity’s consolidated balance sheet, including the value of Solar Renewable Energy Certificates (“SRECs”), adjusted for non-recourse debt. “Retained value” is a non-GAAP measure historically utilized by SolarCity and comparable solar industry companies, and represents the estimated net present value of cash flows that are currently contracted or projected to be contracted, subject to certain adjustments such as those described below.

For the SolarCity “sum-of-the-parts” analysis, Evercore analyzed the DevCo business segment and PowerCo/SREC business segment of SolarCity as set forth below:

Devco

Evercore calculated the present value of future retained value associated with projected megawatts installed, less unlevered DevCo cash flow, from January 1, 2016 through December 31, 2020 based on each of the SolarCity Unrestricted Liquidity Case and the SolarCity Revised Sensitivity Forecasts. Evercore also calculated a range of estimated terminal values for DevCo by applying perpetuity growth rates based on its professional judgement, given the nature of SolarCity and its business and the industries in which it operates, of 3.0% - 5.0% to the estimated DevCo retained value for the fiscal year ended December 31, 2020 included in each of the SolarCity Unrestricted Liquidity Case and the SolarCity Revised Sensitivity Forecasts. In calculating the terminal value for DevCo, Evercore assumed a reduction in tax equity financing. Tax equity financing is a financing structure designed to monetize government solar tax credits and relies on the availability of these credits and the amount of megawatts installed and available to be monetized via this structure. In the terminal year it was assumed that these solar tax credits would not extend into perpetuity and therefore were not accounted for in the terminal value. The DevCo retained values and terminal values described above were reduced by net recourse debt (less the amount of SolarCity’s convertible debt that would convert into equity based on the implied share price) attributable to DevCo and discounted to present value using a discount rate range of 14.0% - 16.0%. The discount rate utilized by Evercore in this analysis of Devco was based on similar rates used by equity research analysts that cover SolarCity.

PowerCo/SREC

SolarCity provided Evercore with PowerCo and SREC total net retained value amounts under various discount rates ranging from 8.0% - 10.0%. This range was determined by the implied discount rate of approximately 8% achieved in SolarCity’s cash equity financing transaction with John Hancock Financial in May 2016. In performing this analysis, Evercore assumed no contributions of cash from renewals of contracts at the ends of their respective current terms.

Evercore then calculated a range of implied equity values of each of DevCo and PowerCo/SREC by subtracting net recourse debt from the DevCo retained values and terminal values and subtracting non-recourse debt from the PowerCo/SREC currently contracted cash flows, in each case, after application of the applicable discount rates of 14.0% - 16.0% for DevCo and 8.0% - 10.0% for PowerCo. Evercore then calculated a range of implied equity values per share of SolarCity Common Stock by adding the implied equity values of DevCo and PowerCo/SREC together and dividing the resulting sum by the fully diluted number of shares of SolarCity Common Stock assumed to be outstanding as of March 31, 2016. This calculation implied a range of equity values for a share of SolarCity Common Stock of $31.00 to $46.00 under the SolarCity Unrestricted Liquidity Case and $16.00 to $26.00 under the SolarCity Revised Sensitivity Forecasts.

Evercore calculated an implied exchange ratio reference range by dividing the low end of the “sum-of-the-parts” implied equity value per share reference range for SolarCity based upon each of the SolarCity Unrestricted Liquidity Case and the SolarCity Revised Sensitivity Forecasts by the 5-day volume weighted average price of Tesla Common Stock (the “5-day Tesla VWAP”) as of July 29, 2016 and the high end of the “sum-of-the-parts” implied equity value per share reference range for SolarCity based upon each of the SolarCity Unrestricted Liquidity Case and the SolarCity Revised Sensitivity Forecasts by the 5-day Tesla VWAP as of July 29, 2016. This analysis indicated implied exchange ratio reference ranges of: (i) 0.135 to 0.200 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger based upon the SolarCity Unrestricted Liquidity Case; and (ii) 0.068 to 0.115 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) in the Merger based upon the Revised Sensitivity Case.

Precedent Premiums Paid Analysis

Evercore performed an analysis of selected transactions to compare premiums paid in such transactions to the premium implied by the Exchange Ratio in the Merger. The selected transactions represented precedent public deals announced since 2014 with strategic acquirers, U.S. technology sector targets and transaction enterprise values in the range of $2 billion to $8 billion. Evercore noted that none of the companies that participated in the selected transactions are directly comparable to SolarCity or Tesla and none of the transactions in the selected transactions analysis are directly comparable to the Merger:

Date Announced	Acquirer/Target	Transaction Equity Value ($ MM)
06/01/16	Salesforce.com Inc. / Demandware Inc.	$2,679
02/17/16	Tianjin Tianhai Invest C. Ltd. / Ingram Micro Inc.	6,023
01/13/16	Microchip Technology Inc. / Atmel Corp.	3,287
11/18/15	ON Semiconductor Corp. / Fairchild Semiconductor International	2,225
11/04/15	Expedia Inc. / HomeAway Inc.	3,201
11/24/15	Microsemi Corp. / PMC-Sierra Inc.	2,458
06/15/15	Cox Automotive Inc. / DealerTrack Technologies Inc.	4,371
05/12/15	Verizon Communications Inc. / AOL Inc.	4,054
04/27/15	Cap Gemini SA / iGATE Corp.	4,434
03/02/15	Hewlett Packard Co. / Aruba Networks Inc.	2,458
02/06/15	Harris Corp. / Exelis Inc.	4,699
02/02/15	SS&C Technologies Holdings Inc. / Advent Software Inc.	2,628
08/20/14	Infineon Technologies AG / International Rectifier Corp.	2,256
08/01/14	Scientific Games Corp. / Bally Technologies Inc.	5,117
07/28/14	Zillow Inc. / Trulia Inc.	2,818
06/23/14	Oracle Corp. / MICROS Systems Inc.	4,669
06/09/14	Analog Devices Inc. / Hittite Microwave Corp.	1,956

Evercore analyzed the premium paid relative to the undisturbed target stock price. Based on the median of the undisturbed premiums of the selected transactions (calculated to be 34%), Evercore used a premium range of 25% - 45% on SolarCity’s trading price at close of market on June 21, 2016 to calculate an implied per share equity value range of $26 to $31. Evercore calculated an implied exchange ratio reference range by dividing the low end of the equity value per share reference range for SolarCity based on the precedent premiums paid analysis by the 5-day Tesla VWAP as of July 29, 2016 and by dividing the high end of the equity value per share reference range for SolarCity based on the precedent premiums paid analysis by the 5-day Tesla VWAP as of July 29, 2016. This indicated an implied exchange ratio reference range of 0.115 to 0.133 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) pursuant to the Merger Agreement.

Evercore’s Analysis of Tesla

Evercore performed a series of analyses to derive indicative valuation ranges for Tesla Common Stock. Evercore performed its analyses using the GSER Forecasts, which Tesla instructed Evercore to utilize as a reasonable estimate of expected future financial performance of Tesla. As an additional data point, Evercore also performed its analyses based upon Institutional Brokers’ Estimate System consensus as of July 29, 2016 (the “IBES Forecasts”).

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Tesla to calculate a range of estimated present values as of December 31, 2016 of the standalone unlevered, after-tax free cash flows that Tesla is projected to generate from January 1, 2017 through December 31, 2021, using information contained in the GSER Forecasts and the

IBES Forecasts. The standalone unlevered, after-tax free cash flows that Tesla is projected to generate from January 1, 2017 through December 31, 2021 were calculated by making the following adjustments to Tesla’s forecasted earnings before interest after taxes for each calendar year: adding back depreciation and amortization, deducting capital expenditures, adding back or deducting, as applicable, changes in net working capital, in the case of each of the foregoing, as included in the GSER Forecasts and the IBES Forecasts. Evercore calculated the per share value range for Tesla’s common stock by utilizing a range of discount rates from 10.0% - 12.0%, with a mid-point equal to Tesla’s weighted average cost of capital, as estimated by Evercore (based on CAPM), and a range of terminal values based on a range of estimated EBITDA exit multiples as well as a range of perpetuity growth rates of 6.00% - 8.00% (based on Evercore’s professional judgment given the nature of Tesla and its business and the industries in which it operates). The applicable tax rate was assumed to be 24%. After adjusting for debt outstanding as of March 31, 2016 and cash as of March 31, 2016, Evercore determined an implied per share equity value reference range for Tesla on a standalone basis of approximately (i) $200.83 to $311.66 using the EBITDA multiple method and (ii) $88.36 to $302.21 using the perpetuity growth rate method. Using the IBES Forecasts and adjusting for debt outstanding as of March 31, 2016 and cash as of March 31, 2016, Evercore determined an implied per share equity value reference range for Tesla on a standalone basis of approximately (a) $295.44 to $459.93 using the EBITDA multiple method and (b) $132.92 to $451.02 using the perpetuity growth rate method.

Discounted Equity Value Analysis

Evercore performed a discounted equity value analysis of Tesla. A discounted equity value analysis is based on the potential future equity value of a company as a function of the company’s estimated future earnings at a time when the company is believed to have achieved steady state. The future equity value is subsequently discounted to arrive at an estimate of the implied present value of the company.

Evercore computed the range of implied future equity values of Tesla by applying a range of price-to-earnings multiples for market-leading, publicly traded disruptors, such as Alphabet Inc., Apple Inc., Amazon.com, Inc., Facebook, Inc., salesforce.com, inc., Netflix, Inc., Under Armour, Inc., Mobileye N.V. and TripAdvisor, Inc. to the net income of Tesla for calendar year 2020 estimated by the GSER Forecasts and the IBES Forecasts. Each of these implied future equity values of Tesla was discounted to December 31, 2016 using a range of discount rates of 11.0% - 13.0% (based on an estimated cost of equity for Tesla derived using CAPM). Evercore then divided these discounted estimated future equity values of Tesla under each of the GSER Tesla Model and the IBES Consensus by the fully diluted number of shares of Tesla Common Stock assumed to be outstanding as of March 31, 2016. This calculation implied a range of equity values per share of Tesla Common Stock as of December 31, 2016 of $121.70 to $161.52 under the GSER Tesla Model and $199.41 to $265.88 under the IBES Consensus.

The following table illustrates Evercore’s discounted equity value analysis of Tesla:

Model	Estimated Net Income CY2020E ($)	P/E Multiple Range	Assumed Fully Diluted Stock Outstanding	Implied Present Value Per Tesla Share ($)
GSER Tesla Model	$1,540	20.0x – 25.0	156.169	$121.70 – $161.52
IBES Consensus	$2,627	20.0x – 25.0	162.219	$199.41 – $265.88

(share numbers and $ in millions, except per share data)

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the 52-week trading range and research analyst price targets described below.

52-Week Trading Range

Evercore reviewed historical trading prices of shares of SolarCity Common Stock and shares of Tesla Common Stock for the 52 weeks ended on July 29, 2016, the last trading day before Tesla and SolarCity announced that they had entered into the Merger Agreement, noting that the low and high closing prices during such period ranged from $16.67 to $60.17 for SolarCity and $143.67 to $270.13 for Tesla. Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for SolarCity by the high end of the historical trading price range for Tesla and by dividing the high end of the historical trading price range for SolarCity by the low end of the historical trading price range for Tesla. This indicated an implied exchange ratio reference range of 0.062 to 0.419 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) pursuant to the Merger Agreement.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of July 29, 2016, noting that the low and high share price targets ranged from $18.00 to $50.00 for SolarCity and that the low and high share price targets ranged from $145.00 to $500.00 for Tesla. Evercore calculated an implied exchange ratio reference range by dividing the low end of the share price target range for SolarCity by the high end of the share price target range for Tesla and by dividing the high end of the share price target range for SolarCity by the low end of the share price target range for Tesla. This indicated an implied exchange ratio reference range of 0.036 to 0.345 shares of Tesla Common Stock for each share of SolarCity Common Stock, as compared to the Exchange Ratio (which is 0.110) pursuant to the Merger Agreement. The price targets published by equity research analysts do not necessarily reflect current market trading prices for SolarCity Common Stock and Tesla Common Stock and these price targets are subject to numerous uncertainties, including the future financial performance of each company and market conditions.

Miscellaneous

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to represent Evercore’s view with respect to the actual value of SolarCity Common Stock or Tesla Common Stock.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of SolarCity, Tesla and their advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to SolarCity or Tesla, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those forecasted in such estimates. Under the terms of Evercore’s engagement, Evercore provided Tesla with financial advisory services and delivered a fairness opinion to the Tesla Board in connection with the Merger. Pursuant to the terms of its engagement letter dated June 17, 2016, Tesla has agreed to pay Evercore certain fees for its services in connection with its engagement, including an opinion fee and a success fee. Evercore is entitled to receive an opinion fee of $1.25 million, which Evercore earned upon delivery of its opinion to the Tesla Board. In addition, Evercore is entitled to receive a success fee of an additional $5.75 million, which is contingent upon the completion of the Merger. In addition, Tesla has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

In the past two years, no material relationship existed between Evercore and its affiliates and Tesla or SolarCity pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. In the future, Evercore may provide financial advisory or other services to SolarCity, Tesla or their respective affiliates, and in connection with any such services Evercore may receive compensation.

With respect to the Merger, Evercore did not recommend any specific merger consideration to the Tesla Board or Tesla management or that any specific consideration constituted the only appropriate consideration in the Merger.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Tesla, SolarCity and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors

On July 29, 2016, the Special Committee, consisting of independent and disinterested directors of SolarCity, and acting with the advice of the Special Committee’s legal and financial advisors, unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of the stockholders of SolarCity. On the unanimous recommendation of the Special Committee, the SolarCity Board members present unanimously (1) determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of SolarCity and the stockholders of SolarCity, (2) approved the Merger Agreement and the consummation of the transactions contemplated thereby and (3) resolved to recommend that SolarCity’s stockholders vote for the adoption of the Merger Agreement and the Merger.

Accordingly, the SolarCity Board recommends that the stockholders of SolarCity vote “FOR” the SolarCity Merger Proposal and “FOR” the SolarCity Adjournment Proposal.

In reaching its determination and recommendation, the Special Committee, as described above in the section entitled “—Background of the Merger” of this joint proxy statement/prospectus, held a number of meetings, consulted with SolarCity’s senior management and its advisors at Skadden and Lazard and considered a number of factors. In determining to recommend that SolarCity stockholders vote for the SolarCity Merger Proposal, the SolarCity Board considered the Special Committee’s evaluation, analysis and unanimous recommendation, and the fact that the Special Committee consists of two independent and disinterested directors of SolarCity who are not affiliated with Mr. Elon Musk or Tesla, are not employees of SolarCity or any of its affiliates and have no financial interest in the Merger different from, or in addition to, the interests of SolarCity’s unaffiliated stockholders, other than their interests described under “—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 108.

The various factors the Special Committee considered that weighed positively in favor of the SolarCity Merger Proposal included, among others and not necessarily in order of relative importance:

•	each of SolarCity’s, Tesla’s and the Combined Company’s business, operations, financial condition, earnings and prospects. In particular, the Special Committee considered the following:

•	the Special Committee’s view that the strength of Tesla’s brand and Tesla’s retail network and international presence may offer opportunities to reduce SolarCity’s cost of customer acquisition;

•	the Special Committee’s view that the acquisition by Tesla to create a vertically integrated sustainable energy company offering products such as integrated solar energy production and storage products was consistent with SolarCity’s mission to accelerate the mass adoption of sustainable energy;

•	the opportunity to combine expertise, including the skills of experienced managers in manufacturing and the battery and energy storage industry, to better meet the needs of the customers of both Tesla and SolarCity; and

•	the expectation that the combination of SolarCity’s and Tesla’s businesses would expand the addressable market for both companies, and would create the world’s first vertically integrated, end-to-end sustainable energy company;

•	the Special Committee’s view that the Merger would provide improved access to capital and lower capital costs (including on potentially more favorable terms) for SolarCity;

•	the Special Committee’s review and understanding of SolarCity’s business, operations, strategic objectives, past and prospective financial performance, financial condition, projected working capital requirements, and past and prospective results of operations if it were to remain a standalone business, including SolarCity’s existing financial covenants and its ability to raise debt and equity financing;

•	the Special Committee’s consideration of the risks and challenges faced by SolarCity in accomplishing its strategic and business objectives, earnings and prospects, including the financing needs of SolarCity’s business, general conditions in the residential solar industry and other risk factors set forth in SolarCity’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 9, 2016, which is incorporated herein by reference;

•	the Special Committee’s view of the benefits of the Merger as compared to the possible alternatives to the Merger (including continuing to operate as a standalone business and a potential equity financing), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives, and the potential benefits and risks of those alternatives, including the risks associated with those alternatives in light of industry- and SolarCity-specific dynamics and the risk that pursuing other potential alternatives could have resulted in the loss of an opportunity to consummate the contemplated transaction with Tesla;

•	the business reputation and capabilities of Tesla and its management team and the value of Tesla’s brand, and that the Combined Company’s management team will draw upon experienced leaders from both companies;

•	the fact that the consideration to be received by SolarCity stockholders consists entirely of Tesla Common Stock, which provides SolarCity stockholders with reduced volatility and an ownership interest in Tesla following the completion of the Merger, and which represents an opportunity to participate in the potential for earnings per share accretion and potential cost synergies created by the Merger;

•	the Special Committee’s consideration, prior to the execution of the Merger Agreement, with the assistance of the SolarCity’s management team and the Special Committee’s advisors, of its thorough process to explore SolarCity’s strategic alternatives, including its outreach to various third-party acquirors;

•	the oral opinion of Lazard, the Special Committee’s financial advisor, to the Special Committee (which was confirmed in writing by delivery of Lazard’s written opinion dated July 29, 2016), to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio was fair, from a financial point of view, to the holders of SolarCity’s common stock (other than the Principal Holders and the Excluded Holders). See “The Merger—Opinion of the Financial Advisor to the SolarCity Special Committee” beginning on page 88;

•	the Special Committee’s belief that, as a result of extensive negotiations between the parties and their respective advisors, the implied value of the per share merger consideration of approximately $25.37 per share (based on an Exchange Ratio of 0.110 and the closing price of Tesla Common Stock on July 28, 2016) was the highest price per share for SolarCity Common Stock that Tesla was willing to pay at the time of those negotiations, and that the combination of Tesla’s agreement to pay that price and the go-shop process described below and under “The Merger Agreement—SolarCity Go-Shop” beginning on page 126 would result in a sale of SolarCity at the highest price per share for the SolarCity Common Stock that was reasonably attainable;

•	current financial market conditions and historical market prices, volatility and trading information with respect to SolarCity and Tesla Common Stock;

•	the historical share prices of SolarCity and Tesla, including the fact that the implied per share value of the merger consideration to be received by SolarCity stockholders of 0.110 shares of Tesla Common Stock represented (based on the closing price of Tesla Common Stock on July 28, 2016):

•	a premium of approximately 20% based on the unaffected closing price per share of SolarCity Common Stock of $21.19 on June 21, 2016; and

•	a premium of approximately 21% based on the volume-weighted average price per share of SolarCity Common Stock of $21.02 over the 30-day period ending June 21, 2016;

•	the expectation that the combination of SolarCity’s and Tesla’s businesses will result in greater long-term stockholder value than the potential for earnings per share accretion that might result from other alternatives available to SolarCity, including seeking an alternative transaction with another third party or remaining an independent public company, in each case, considering the potential for SolarCity’s stockholders to share in any future earnings growth of SolarCity’s businesses and continued costs;

•	information and discussions with SolarCity’s management and advisors regarding Tesla’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Tesla;

•	the terms of the Merger Agreement, including the fact that the Merger Agreement contains go-shop provisions (as are more fully described under “The Merger Agreement—SolarCity Go-Shop” and “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 126) intended to enable SolarCity to continue to evaluate potential alternatives to the proposed acquisition by Tesla, including:

•	SolarCity’s right, at any time prior to September 14, 2016, to initiate, solicit and encourage any offers with respect to alternative acquisition proposals, and, until SolarCity’s stockholders approve the proposal to adopt the Merger Agreement, to continue discussions, subject to certain conditions, after the Go-Shop Period ends with parties who had made an acquisition proposal during the Go-Shop Period if the SolarCity Board or Special Committee determines in good faith that such acquisition proposal constitutes or is reasonably expected to constitute a SolarCity superior proposal (as defined under “The Merger Agreement—No Solicitation of Alternative Proposals”);

•	the SolarCity Board’s ability to withdraw or change its recommendation of the Merger Agreement, and SolarCity’s right to terminate the Merger Agreement and accept a SolarCity superior proposal prior to the approval of SolarCity stockholders to adopt the Merger Agreement, subject in each case to SolarCity paying Tesla a termination fee of $78.2 million, or $26.1 million if the termination is in connection with SolarCity’s entry into a definitive agreement with an excluded party with respect to a SolarCity superior proposal, which amounts the Special Committee believed were reasonable in light of, among other matters, the benefit of the Merger to SolarCity’s stockholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described under “The Merger Agreement—Expenses and Termination Fees” beginning on page 132;

•	the fact that Tesla only has the right on a single occasion to negotiate with SolarCity to match the terms of any SolarCity superior proposal from any excluded party or any subsequent modifications to such proposal, and the Special Committee’s belief that the limitation of such right removes a potential deterrent to a third party’s willingness to make an acquisition proposal;

•	the nature of the closing conditions included in the Merger Agreement, as well as the likelihood of satisfaction of all of the conditions to the completion of the proposed Merger;

•	the customary nature of the other representations, warranties and covenants of SolarCity in the Merger Agreement;

•	the right of SolarCity to seek to specifically enforce Tesla’s obligations under the Merger Agreement (as more fully described in the section entitled “The Merger Agreement—Specific Performance” beginning on page 135);

•	the fact that, if the Merger Agreement is terminated in connection with SolarCity’s entry into a definitive agreement with respect to a SolarCity superior proposal, Mr. Elon Musk and an entity affiliated with him have agreed in the Voting Agreement to vote their shares of SolarCity Common Stock in the same proportion in favor of such proposal as the shares of SolarCity Common Stock held by unaffiliated stockholders are voted or, at their option, entirely or in greater proportion in favor of such proposal.

The Special Committee also considered the following factors relating to the procedural safeguards that it believed would ensure the fairness of the Merger and permit the Special Committee to represent effectively the interests of SolarCity’s unaffiliated stockholders:

•	the fact that the Special Committee consists of independent and disinterested directors of SolarCity who are not affiliated with Mr. Elon Musk or Tesla, are not employees of SolarCity or any of its affiliates and have no financial interest in the Merger different from, or in addition to, the interests of SolarCity’s unaffiliated stockholders, other than their interests described under “—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 108;

•	the fact that the Special Committee was advised by Lazard, as financial advisor, and by Skadden, as legal advisor, each a nationally recognized firm selected by the Special Committee, and that, based on disclosures made to the Special Committee, the Special Committee concluded that each of Lazard and Skadden were free of material conflicts and could provide independent advice in connection with the proposed transaction;

•	the fact that, as part of its review of SolarCity’s alternatives, the Special Committee considered the possibility of, and obtained the advice of its financial and legal advisors with respect to, strategic alternatives to the Merger;

•	the fact that the Special Committee conducted thorough deliberations over 30 formal meetings regarding the Merger and alternatives to the Merger;

•	the fact that, with its advisors, the Special Committee conducted a thorough process to evaluate SolarCity’s strategic alternatives, during which process representatives of SolarCity met with and sought offers from various potential buyers, none of whom made an offer;

•	the fact that the Special Committee explored various alternative transaction structures, including financing alternatives in the event that SolarCity opted to remain a standalone company;

•	the fact that each of the Special Committee and the SolarCity Board was aware that it had no obligation to recommend any transaction and that the Special Committee had the authority to reject any proposals made by Tesla or other potential acquirors;

•	the fact that the Special Committee made its evaluation of the Merger Agreement and the Merger based upon the factors discussed in this proxy statement and with the full knowledge of the interests of Mr. Elon Musk in the Merger; and

•	the condition to the Merger that the Merger Agreement must be approved and adopted by holders of a majority of the outstanding shares of common stock of SolarCity, as well as by holders of a majority of the disinterested shares of SolarCity voting at the SolarCity Special Meeting.

The Special Committee, in consultation with SolarCity’s management and its legal and financial advisors, also considered a variety of risks and other potentially negative factors, including the following:

•	the potential expenses and transaction costs related to the Merger, including in connection with any litigation that may result from the announcement or pendency of the Merger;

•	the risk that because the Exchange Ratio in the merger consideration is fixed, SolarCity cannot be certain of the market value of the merger consideration until completion of the Merger;

•	the market value of the merger consideration until completion of the Merger;

•	because SolarCity stockholders will be receiving exclusively Tesla Common Stock in the Merger, the risks inherent in owning Tesla Common Stock, including the volatility of Tesla Common Stock, and the other risk factors set forth in Tesla’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 5, 2016, which is incorporated herein by reference;

•	the fact that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied;

•	the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the proposed Merger, and the potential effect of the proposed Merger on SolarCity’s business and relations with customers, suppliers, financial counterparties and strategic alliance and joint venture partners;

•	the difficulty inherent in integrating the businesses, assets and workforces of two large companies and the risk that anticipated strategic and other benefits to SolarCity and Tesla following completion of the proposed Merger will not be realized or will take longer to realize than expected;

•	the terms of the Merger Agreement, including:

•	the restrictions on the conduct of SolarCity’s business prior to completion of the proposed Merger;

•	Tesla’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an acquisition of Tesla in certain circumstances, as more fully described in the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 126;

•	the right of the Tesla Board to change its recommendation in favor of the Merger or terminate the Merger Agreement in certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128;

•	the fact that if the Merger is not completed, SolarCity may be required to pay a termination fee in certain circumstances, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 132; and

•	various other risks associated with the Merger and the business of SolarCity and the Combined Company described in the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” respectively.

The Special Committee considered all of these factors as a whole, and, on balance, concluded that they supported a determination that the Merger Agreement, the Merger and the transactions contemplated thereby, are fair to, advisable and in the best interests of the stockholders of the SolarCity. In considering the factors described above and any other factors, individual members of the Special Committee or the SolarCity Board may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Special Committee is not exhaustive. In view of the wide variety of factors considered by the Special Committee in connection with its evaluation of the proposed Merger and the complexity of these matters, the Special Committee did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision.

In reaching its determinations, the SolarCity Board also considered:

•	the Special Committee’s analyses, conclusions and unanimous determination, which the SolarCity Board adopted, that the terms and conditions of the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of the stockholders of SolarCity and the Special Committee’s unanimous recommendation that the SolarCity Board approve and declare fair to, advisable and in the best interests of the SolarCity stockholders of the Company, the Merger Agreement, the Merger and the other transactions contemplated thereby and that SolarCity’s stockholders vote for the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby; and

•	the oral opinion of Lazard, the Special Committee’s financial advisor, to the Special Committee (which was confirmed in writing by delivery of Lazard’s written opinion dated July 29, 2016), to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio was fair, from a financial point of view, to the holders of SolarCity’s common stock (other than the Principal Holders and the Excluded Holders). See “The Merger—Opinion of the Financial Advisor to the SolarCity Special Committee” beginning on page 88.

In considering the recommendation of the SolarCity Board to approve the proposal to approve and adopt the Merger Agreement and the Merger, SolarCity stockholders should be aware that SolarCity’s executive officers and directors may have interests in the Merger that are different from, or in addition to, those of SolarCity stockholders generally. The SolarCity Board and the Special Committee were aware of these interests during their respective deliberations on the merits of the Merger and in deciding to recommend that SolarCity stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement and the Merger. See the section entitled “—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 106.

Opinion of Financial Advisor to the SolarCity Special Committee

The Special Committee retained Lazard to provide it with financial advisory services and a fairness opinion in connection with the Merger. On July 29, 2016, Lazard rendered its written opinion, consistent with its oral opinion rendered on the same date, to the Special Committee that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to the holders of SolarCity Common Stock other than SolarCity (as the holder of treasury shares), Tesla or Merger Sub (the “Excluded Holders”) and Mr. Elon Musk and his affiliates (the “Principal Holders”).

The full text of Lazard’s written opinion, dated July 29, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of the Special Committee, and Lazard’s opinion was rendered to the Special Committee in connection with its evaluation of the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the Exchange Ratio to holders of SolarCity Common Stock (other than the Excluded Holders and the Principal Holders). Lazard’s opinion was not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which shares of SolarCity Common Stock or Tesla Common Stock may trade at any time subsequent to the announcement of the Merger. In addition, Lazard’s opinion did not address the relative merits of the Merger as compared to any other transaction or business strategy in which SolarCity might engage or the merits of the underlying decision by SolarCity to engage in the Merger.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft of the Merger Agreement, dated July 28, 2016;

•	Reviewed certain publicly available historical business and financial information relating to SolarCity and Tesla;

•	Reviewed various financial forecasts and other data provided to it by SolarCity relating to the business of SolarCity, including the SolarCity Unrestricted Liquidity Case and the SolarCity Liquidity Management Case (including, in each case, modifications thereto that were discussed with senior management of SolarCity and reviewed and approved for its use by the Special Committee), which forecasts are summarized in “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information” beginning on page 99;

•	Reviewed the research report regarding the business and prospects of Tesla prepared by Goldman, Sachs & Co. and dated as of July 6, 2016, identified to it by Tesla and the Special Committee (the “Goldman Report”);

•	Held discussions with members of the senior managements of SolarCity and Tesla with respect to the businesses and prospects of SolarCity and Tesla, respectively;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Tesla;

•	Reviewed historical stock prices and trading volumes of SolarCity Common Stock and Tesla Common Stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of SolarCity or Tesla or concerning the solvency or fair value of SolarCity or Tesla, and Lazard was not furnished with any such valuation or appraisal. With respect to SolarCity’s financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of the Special Committee, that (i) the SolarCity Unrestricted Liquidity Case had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of SolarCity without regard to certain liquidity constraints that SolarCity could face, as described to Lazard by management of SolarCity, and (ii) the SolarCity Liquidity Management Case had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of SolarCity taking into account operational adjustments that may be implemented if SolarCity were to face certain liquidity constraints, as described to Lazard by management of SolarCity. Management of Tesla advised Lazard that the Goldman Report was a reasonable basis upon which to evaluate the future financial performance of Tesla and Lazard was instructed by the Special Committee to use the Goldman Report for purposes of its financial analyses with respect to Tesla. Accordingly, with the consent of the Special Committee, Lazard assumed that the Goldman Report had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Tesla. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard noted that, in the absence of companies and precedent transactions believed by it to be sufficiently comparable for purposes of evaluating the valuation of SolarCity in connection with rendering its opinion, Lazard did not prepare a comparable companies analysis with respect to SolarCity or precedent transactions analysis in connection with rendering its opinion.

In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any terms or conditions material to Lazard’s analysis. Representatives of SolarCity advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard, dated July 28, 2016, in all material respects. Lazard also assumed, with the consent of the Special Committee, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Merger would not have an adverse effect on SolarCity, Tesla or the Merger. Lazard further assumed, with the consent of the Special Committee, that the Merger qualifies for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified in the opinion) of the Merger, including, without limitation, the form or structure of the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Merger. Lazard noted that SolarCity and the EM Stockholders have agreed to enter into a voting agreement pursuant to which such stockholders, subject to the terms thereof, will vote their shares of SolarCity Common Stock in favor of adoption of the Merger Agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Special Committee in connection with Lazard’s opinion, dated July 29, 2016. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any particular factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of SolarCity and Tesla. No company, business or transaction considered in Lazard’s analyses and reviews is identical to SolarCity, Tesla or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 27, 2016, and is not necessarily indicative of current market conditions.

As discussed on page 57 in the section entitled “The Merger—Background of the Merger,” on August 18, 2016, Lazard became aware of a computational error, which double-counted SolarCity’s projected outstanding indebtedness of $400 million under its revolving credit facility, in certain SolarCity spreadsheets setting forth SolarCity’s financial information that Lazard used in its discounted cash flow valuation analyses. On August 24, 2016, representatives of Lazard reviewed with the Special Committee its recalculated discounted cash flow analyses as of July 29, 2016, after correcting the computational error, as well as the differences in the discounted cash flow valuation analyses that resulted from the computational error. Representatives of Lazard confirmed to the Special Committee that, based upon economic, monetary, market and other conditions as in effect on, and the information made available to Lazard (other than with respect to the computational error noted above) as of, July 29, 2016, and subject to the assumptions, limitations, qualifications and conditions set forth in Lazard’s opinion dated as of July 29, 2016, the recalculated financial information would not have changed the conclusion set forth in Lazard’s opinion as of the date it was delivered.

SolarCity Analyses

SolarCity Consolidated Discounted Cash Flow Analyses

Lazard performed a discounted cash flow analysis of SolarCity, which is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows of a company. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated the discounted cash flow value for SolarCity as the sum of the net present value, as of June 30, 2016 of each of:

•	the estimated future cash flows that SolarCity will generate for each of years 2016 through 2020; and

•	the estimated value of SolarCity at the end of 2020, or the terminal value.

SolarCity Unrestricted Liquidity Case Consolidated Discounted Cash Flow Analysis

Lazard performed a consolidated discounted cash flow analysis of SolarCity based on the SolarCity Unrestricted Liquidity Case. Lazard calculated estimated terminal values for SolarCity by applying a perpetual growth rate range of 1.5% to 3.0%, based upon, among other things, Lazard’s estimates of long-term U.S. GDP growth, construction industry growth and potential cash flow increases related to certain tax attributes, offset by declines in the growth rate of new customer acquisitions over the long term. Lazard’s calculation of estimated terminal values was normalized by taking into account SolarCity’s potential steady-state growth rate and cost profile after 2020, informed by likely increased competition, product saturation in attractive markets (and corresponding entry into relatively less attractive markets) and modest GDP/housing growth over the long term. For its discounted cash flow analysis, Lazard applied discount rates ranging from 9.5% to 10.5%. Such discount rates were based on Lazard’s estimated range of weighted average cost of capital for SolarCity, derived from a number of factors, including, among others, the applicable risk free rate of return and SolarCity’s unlevered risk profile and pre-tax cost of long-term debt. As part of the total implied equity value calculated for SolarCity using the consolidated discounted cash flow analysis, Lazard calculated and deducted from enterprise value the book value of the outstanding financial debt (which was $3,793 million in Lazard’s July 29, 2016 presentation to the Special Committee and $3,393 million as of July 29, 2016 after correcting the computational error discovered on August 18, 2016 and described above) less cash, cash equivalents and marketable securities.

The analysis indicated an implied per-share equity value reference range for SolarCity of approximately $14.75 to $34.00 in Lazard’s July 29, 2016 presentation to the Special Committee and $18.75 to $37.75 as of July 29, 2016 after correcting the computational error discovered on August 18, 2016 and described above, as compared to the per share merger consideration (based on the Exchange Ratio and the closing price of Tesla Common Stock on July 27, 2016) of $25.13.

SolarCity Liquidity Management Case Consolidated Discounted Cash Flow Analysis

Lazard also performed a consolidated discounted cash flow analysis of SolarCity based on the SolarCity Liquidity Management Case applying the same 1.5% to 3.0% perpetual growth rate range to calculate estimated terminal values and 9.5% to 10.5% discount rate range as described above for the SolarCity Unrestricted Liquidity Case. The analysis indicated an implied per-share equity value reference range for SolarCity of approximately $6.75 to $19.25 in Lazard’s July 29, 2016 presentation to the Special Committee and $10.50 to $23.25 as of July 29, 2016 after correcting the computational error discovered on August 18, 2016 and described above, as compared to the per share merger consideration (based on the Exchange Ratio and the closing price of Tesla Common Stock on July 27, 2016) of $25.13.

SolarCity Sum-of-the-Parts Discounted Cash Flow Analyses

A sum-of-the-parts valuation analysis reviews a company’s operating performance and outlook on a segment-by-segment basis to determine an implied market value for the enterprise as a whole.

SolarCity Unrestricted Liquidity Case Sum-of-the-Parts Discounted Cash Flow Analysis

Lazard also performed a sum-of-the-parts valuation analysis based on a discounted cash flow analysis of SolarCity using the SolarCity Unrestricted Liquidity Case for each of the following SolarCity segments:

•	SolarCity’s sales, marketing, installation and financing (through monetization of certain governmental subsidies, securitizations of ongoing cash flows and otherwise) business (“DevCo”). For the DevCo segment, Lazard performed a five-year discounted cash flow analysis using a discount rate range of 9.5% to 10.5%. Lazard calculated a terminal value for the DevCo segment by applying a perpetual growth rate range of (2.5)% to 0.0%, based upon increased competition, product saturation in attractive markets (and corresponding entry into relatively less attractive markets) and modest GDP/housing growth over the long term;

•	SolarCity’s solar system asset management business consisting of receiving contracted cash flows from operating SolarCity-owned solar systems (“PowerCo”). For the PowerCo segment, Lazard performed a thirty-year discounted cash flow analysis using a discount rate range of 9.5% to 10.5%. Lazard calculated a terminal value for the PowerCo segment by applying a perpetual growth rate range of (2.5)% to 0.0%, based upon increased competition, product saturation in attractive markets (and corresponding entry into relatively less attractive markets) and modest GDP/housing growth over the long term;

•	SolarCity’s solar panel manufacturing business (“Silevo”). For the Silevo segment, Lazard performed a five-year discounted cash flow analysis using a discount rate range of 9.5% to 10.5%. Lazard calculated a terminal value for the Silevo segment based on a terminal year EBITDA multiple range of 5.0x to 7.0x and a terminal year revenue multiple range of 0.8x to 1.0x, based upon EBITDA trading multiples for selected solar manufacturing companies; and

•	Certain other business operations of SolarCity, including general and administrative operations (“Other”). For the Other segment, Lazard performed a five-year discounted cash flow analysis using a discount rate range of 9.5% to 10.5%. Lazard calculated a terminal value based on a terminal year cash flow multiple range of 9.0x to 11.0x.

Also included in the Sum-of-the-Parts Discounted Cash Flow Analysis was an assumption (based on SolarCity management’s direction to Lazard) that no cash income taxes are expected to be incurred in the five-year forecast period. In calculating terminal values, Lazard assumed (based on SolarCity management’s direction to Lazard) that SolarCity would become a cash taxpayer in the future based upon SolarCity management’s projections. This assumption was valued based upon a 35.0% corporate tax rate and discounted to present value using the discount rate range described above and a terminal year cash tax multiple of 9.0x to 11.0x, consistent with the terminal year multiple for the Other segment.

Following these analyses, Lazard totaled the enterprise value reference ranges of implied results obtained from each of the analyses described above to arrive at a sum-of-the-parts enterprise value range. To arrive at an equity value range, Lazard deducted the amount of indebtedness as of July 1, 2016 from, and added the amount of cash as of July 1, 2016 to, the enterprise value obtained in the Sum-of-the-Parts Discounted Cash Flow Analysis described above, per SolarCity management’s projections.

The following table represents the results of the Sum-of-the-Parts Discounted Cash Flow Analysis performed by Lazard, as of July 29, 2016, of the SolarCity business segments using the SolarCity Unrestricted Liquidity Case in Lazard’s July 29, 2016 presentation to the Special Committee, and the results of that analysis performed by Lazard, as of July 29, 2016, in Lazard’s August 24, 2016 presentation to the Special Committee after correcting the computational error described above:

	Implied Value
	Lazard’s July 29, 2016 Presentation to the Special Committee		As of July 29, 2016 After Correcting the Computational Error Discovered on August 18, 2016
	(in millions)
	Low	High	Low	High
SolarCity Business Segments
DevCo	$2,236	$3,074	$2,236	$3,074
PowerCo	$6,178	$6,878	$6,178	$6,878
Silevo	$22	$163	$22	$163
Other	$(720)	$(611)	$(720)	$(611)
Tax Adjustment	$(2,111)	$(1,658)	$(2,111)	$(1,658)

Implied Enterprise Value	$5,605	$7,846	$5,605	$7,846
Less Debt	$(3,793)	$(3,793)	$(3,393)	$(3,393)
Plus Cash	$152	$152	$152	$152
Implied Equity Value	$1,964	$4,206	$2,364	$4,606
Implied Per Share Equity Value	$18.97	$40.61	$22.83	$44.48

SolarCity Liquidity Management Case Sum-of-the-Parts Discounted Cash Flow Analysis

Lazard also performed a sum-of-the-parts discounted cash flow analysis of SolarCity based on the SolarCity Liquidity Management Case applying the same methodologies described above for each SolarCity business segment. The following table represents the results of the Sum-of-the-Parts Discounted Cash Flow Analysis performed by Lazard, as of July 29, 2016, of the SolarCity business segments using the SolarCity Liquidity Management Case in Lazard’s July 29, 2016 presentation to the Special Committee, and the results of that analysis performed by Lazard, as of July 29, 2016, in Lazard’s August 24, 2016 presentation to the Special Committee after correcting the computational error described above:

	Implied Value
	Lazard’s July 29, 2016 Presentation to the Special Committee		As of July 29, 2016 After Correcting the Computational Error Discovered on August 18, 2016
	(in millions)
	Low	High	Low	High
SolarCity Business Segments
DevCo	$3,110	$4,124	$3,110	$4,124
PowerCo	$2,759	$3,015	$2,759	$3,015
Silevo	$0	$0	$0	$0
Other	$(430)	$(359)	$(430)	$(359)
Tax Adjustment	$(1,276)	$(1,002)	$(1,276)	$(1,002)

Implied Enterprise Value	$4,163	$5,778	$4,163	$5,778
Less Debt	$(3,793)	$(3,793)	$(3,393)	$(3,393)
Plus Cash	$152	$152	$152	$152
Implied Equity Value	$522	$2,137	$922	$2,537
Implied Per Share Equity Value	$5.04	$20.64	$8.91	$24.50

Other SolarCity Analyses

The analyses and data relating to SolarCity described below were presented to the Special Committee for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Analyst Price Targets Analysis

Lazard reviewed twelve Wall Street research equity analyst per share target prices released by analysts between June 20, 2016 and July 1, 2016 for SolarCity Common Stock. Lazard observed one-year target prices that ranged from $18.00 to $37.00 per share, which Lazard discounted to present value by an illustrative cost of equity of 15% to calculate a range of $15.75 to $32.25 per share. Lazard also reviewed Wall Street research equity analyst per share target prices released by analysts over the last twelve months since July 2015, and observed a range from $18.00 to $90.00 per share, which Lazard discounted to present value by an illustrative cost of equity of 15% to calculate a range of $15.75 to $78.25 per share.

Premiums Paid Analysis

Lazard performed a premiums paid analysis based on premiums paid in U.S. domestic Merger and acquisition transactions in the five years prior to June 30, 2016 in all industries with a transaction value in between $3 billion and $8 billion. The implied premiums in this analysis were calculated by comparing the per share acquisition price to the target company’s unaffected closing share price. Based on the foregoing analyses and Lazard’s professional judgment, Lazard applied a range of illustrative premiums of 10% to 30% to SolarCity’s unaffected share price of $21.88 as of the closing of trading on the last full trading day prior to SolarCity’s receipt of Tesla’s offer to acquire SolarCity. The results of this analysis implied an equity value per share range for SolarCity Common Stock of $24.00 to $28.50, as compared to the per share merger consideration (based on the Exchange Ratio and the closing price of Tesla Common Stock on July 27, 2016) of $25.13.

52-Week High/Low Analysis

Lazard reviewed the range of trading prices of shares of SolarCity Common Stock for the 52 weeks ended on July 27, 2016. Lazard observed that, during such period, the daily closing share prices of SolarCity Common Stock ranged from $16.25 per share to $61.75 per share, as compared to the implied value of the per share merger consideration (based on the Exchange Ratio and the closing price of Tesla’s Common Stock on July 27, 2016) of $25.13. Lazard also observed that the 30-day volume weighted average closing price for SolarCity Common Stock for the 30 days ended on July 27, 2016 was $23.76.

Historical Exchange Ratio Analysis

Lazard reviewed the range of trading prices for SolarCity Common Stock and Tesla Common Stock during various periods ending July 27, 2016, and calculated historical exchange ratios implied by the average of the results of dividing the SolarCity daily closing price during the relevant period by the Tesla daily closing price during such period. The table set forth below lists the implied exchange ratios for these periods, as compared to the Exchange Ratio (0.110x):

Applicable Period	Average Exchange Ratio
Closing Price for 10-day period	0.117x
Closing Price for 20-day period	0.114x
Closing Price for 30-day period	0.112x
Closing Price for 60-day period	0.106x
Closing Price for 6-month period	0.115x
Closing Price for 1-year period	0.150x
Closing Price for 2-year period	0.198x

Tesla Analyses

Because the Merger consideration is in the form of Tesla Common Stock, Lazard also performed the following valuation analyses with respect to Tesla:

Tesla Comparable Companies Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly traded disruptive technology, automotive technology supplier, automotive manufacturing and emerging market automotive manufacturing companies whose operations Lazard believed, based on its experience with companies in the disruptive technology, automotive technology and automotive manufacturing industries and its professional judgment, to be useful in analyzing Tesla’s operations for the purposes of this analysis. Lazard compared such information of the selected comparable companies to the corresponding information for Tesla.

The selected group of companies used in this analysis was as follows:

Disruptive Technology Companies

•	Alphabet Inc.

•	Amazon.com, Inc.

•	Apple Inc.

•	Facebook Inc.

•	Netflix Inc.

Automotive Technology Supplier Companies

•	Delphi Automotive PLC

•	Harman International Industries Inc.

•	Mobileye N.V.

•	Sensata Technologies Holding N.V.

•	TE Connectivity Ltd.

•	WABCO Holdings Inc.

Automotive Manufacturing Companies

•	Bayerische Motoren Werke AG (BMW)

•	Daimler AG

•	Ferrari N.V.

•	Ford Motor Company

•	General Motors Company

Emerging Market Automotive Manufacturing Companies

•	BYD Company Limited

•	Great Wall Motors Co. Ltd.

•	SAIC Motor Corporation Limited

Although no individual company included within the group of selected companies above is directly comparable for purposes of evaluating the valuation of Tesla, the companies included are publicly traded companies with certain aspects or characteristics, such as lines of business, markets, business risks, qualitative characteristics and size and scale of business, which for purposes of analysis Lazard, in its professional judgment, considered to be, when viewed in the aggregate for all selected companies, sufficiently similar to Tesla. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Tesla and the group of selected companies that could affect the public trading values of each company are also relevant. Based on public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s projected EBITDA for the twelve months ending June 30, 2017. The results of the analyses were as follows:

Enterprise Value/Next 12 Months EBITDA
Disruptive Technology Companies
Low	8.0x
Median	18.2x
High	53.3x
Automotive Technology Supplier Companies
Low	7.5x
Median	10.6x
High	45.4x
Automotive Manufacturing Companies (a)
Low	2.6x
Median	2.8x
High	11.5x
Emerging Market Automotive Manufacturing Companies
Low	6.7x
Median	11.0x
High	13.0x

(a)	Enterprise Value and EBITDA for Automotive Manufacturing

Companies were adjusted to exclude captive financing divisions, if applicable.

Based on the foregoing calculations and Lazard’s professional judgment, Lazard applied multiples of 10.0x to 18.0x (which multiple range excluded reference to the median Automotive Manufacturing multiple because such companies exhibit significantly lower EBITDA growth) to Tesla’s estimated EBITDA for the twelve months ending December 31, 2021 based upon the Goldman Report and discounted the implied equity value as of December 31, 2020 to present value, as of September 30, 2016, by a discount rate of 13.0%. Such discount rate was based on Lazard’s estimated cost of equity for Tesla, derived from a number of factors, including, among others, the applicable risk-free rate of return, market risk premium and Tesla’s unlevered beta and target capital structure. As part of the total implied equity value calculated for Tesla, Lazard calculated and deducted from enterprise value the sum of the book value of the outstanding financial debt less cash, cash equivalents and marketable securities.

The analysis indicated an implied equity value per share range for Tesla of $145.00 to $270.00, as compared to the $228.49 price per share of Tesla Common Stock as of July 27, 2016.

Tesla Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of Tesla. In performing this analysis, Lazard calculated the discounted cash flow value for Tesla as the sum of the net present value, as of September 30, 2016 (based upon the Goldman Report) of each of:

•	the estimated future cash flows that Tesla will generate for each of years 2016 through 2020 based upon the Goldman Report; and

•	the terminal value of Tesla at the end of 2020.

Lazard calculated the estimated terminal value for Tesla by applying terminal year EBITDA multiples ranging from 10.0x to 18.0x to Tesla’s projected terminal year EBITDA of $5,017 million based upon the Goldman Report. The exit terminal year EBITDA multiples were selected by Lazard by reference to the enterprise value to EBITDA trading multiples of the Tesla’s comparable companies described above. For its discounted cash flow analysis, Lazard applied discount rates ranging from 12.0% to 13.0%. Such discount rates were based on Lazard’s estimated range of weighted average cost of capital for Tesla, derived from a number of factors, including, among others, the applicable risk free rate of return, market risk premium and Tesla’s unlevered beta, target capital structure and pre-tax cost of long-term debt. In addition, Lazard calculated the total net present value of tax savings from Tesla’s current net operating losses of $769 million by applying a discount rate of 12.5%, which represents the midpoint of the discount rate range of 12.0% to 13.0%, to the projected year-by-year tax savings resulting from the use of such net operating losses set forth in the Goldman Report and included such value in its analysis. As part of the total implied equity value calculated for Tesla, Lazard calculated and deducted from enterprise value the sum of the book value of the outstanding financial debt less cash, cash equivalents and marketable securities.

The analysis indicated an implied per-share equity value reference range for Tesla of approximately $145.00 to $270.00, as compared to the closing price of Tesla Common Stock on July 27, 2016 of $228.49.

Other Tesla Analyses

The analyses and data relating to Tesla described below were presented to the Special Committee for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Analyst Price Targets Analysis

Lazard reviewed fourteen Wall Street research equity analyst per share target prices for Tesla Common Stock as of July 27, 2015, which target prices were released by analysts between May 16, 2016 and July 22, 2016. Lazard observed one-year target prices that ranged from $160.00 to $338.00 per share (excluding the highest and lowest targets from the various analysis), which Lazard also discounted to present value by a discount rate of 13.0% to calculate a range of $140.00 to $300.00 per share, as compared to the closing price of Tesla Common Stock on July 27, 2016 of $228.49.

52-Week High/Low Analysis

Lazard reviewed the range of trading prices of shares of Tesla Common Stock for the 52 weeks ended on July 27, 2016. Lazard observed that, during such period, the daily closing share prices of Tesla Common Stock ranged from $143.67 per share to $282.26 per share, as compared to the closing price of Tesla Common Stock on July 27, 2016 of $228.49.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Special Committee with respect to the Merger, SolarCity agreed to pay Lazard the following fees: (i) $2 million, which was paid following the rendering of Lazard’s opinion and (ii) an amount equal to 0.4% of the equity value, which amount shall not be less than $1 million, to be paid upon the closing of the Merger. Lazard may also receive an additional fee from SolarCity, at the sole and absolute discretion of the Special Committee, of an amount up to $2 million upon the closing of the Merger. The Special Committee has not yet determined whether to pay Lazard this additional fee. SolarCity has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement.

In the two years prior to the date of the Lazard’s opinion, Lazard has not provided or received compensation from SolarCity and its affiliates (other than as a financial advisor to the Special Committee) in connection with the provision of any financial advisory or financing services.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with Mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its respective affiliates and employees may trade securities of SolarCity, Tesla and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of SolarCity, Tesla and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Special Committee because of its qualifications, expertise and reputation in investment banking and Mergers and acquisitions generally and in the utility industry specifically, as well as its familiarity with the business of SolarCity.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Special Committee in connection with, the provision of its opinion to the Special Committee as to the fairness from a financial point of view of the Exchange Ratio to the holders of SolarCity Common Stock (other than the Excluded Holders and the Principal Holders). Lazard did not recommend any specific Exchange Ratio to the Special Committee or that any given exchange ratio constituted the only appropriate exchange ratio for the Merger. Lazard’s opinion was one of many factors considered by the Special Committee, as discussed further in “The Merger—SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors” beginning on page 83. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee or SolarCity’s management with respect to the exchange ratio provided for in the Merger or as to whether the Special Committee would have been willing to determine that a different exchange ratio or consideration was fair.

Certain Tesla and SolarCity Unaudited Prospective Financial Information

Certain Unaudited Prospective Financial Information of Tesla

Tesla does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the related underlying assumptions and estimates. In connection with the Tesla Board’s consideration of the proposed Merger, Tesla management instructed Evercore to use certain unaudited financial projections regarding Tesla’s future performance for the years 2017 through 2020 on a standalone basis without giving effect to the Merger that were based on publicly available consensus estimates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) and the Institutional Brokers’ Estimate System (“IBES”), and Evercore’s extrapolation of such estimates for the year 2021, as discussed further below on page 102 (such estimates based on the Goldman Sachs equity research estimates, the “GSER Forecasts,” and such estimates based on the IBES estimates, the “IBES Forecasts”). We refer to these forecasts collectively as the “Tesla Public Forecasts.”

In addition, for purposes of the Tesla Board’s consideration of the proposed Merger, Evercore used the SolarCity Unrestricted Liquidity Case (as described on page 103), with only certain adjustments that were deemed necessary to the computation of cash flows, which we refer to in this joint proxy statement/prospectus as the “SolarCity Base Forecasts.” Tesla management instructed Evercore to prepare certain non-public projected cash-based financial data relating to SolarCity for the years 2016 through 2020 that were based on the SolarCity Unrestricted Liquidity Case (as described on page 103), with only adjustments that were deemed necessary to the computation of cash flows and further adjusted using alternative business assumptions regarding SolarCity as provided by Tesla management, which we refer to as the “SolarCity Revised Sensitivity Forecasts.”

The inclusion of any unaudited financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that Tesla, SolarCity, the Tesla Board, the SolarCity Board or the Special Committee considered, or now considers, these projections to be predictive of actual future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus.

The Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts are being included in this joint proxy statement/prospectus in accordance with subsection (a)(6) of Item 1015 of Regulation M-A because they constitute part of the bases of the analysis conducted by Evercore and by Lazard, as described herein, in connection with delivering their respective opinions described under the heading “—Opinion of Tesla’s Financial Advisor” and “—Opinion of Financial Advisor to the SolarCity Special Committee” beginning on page 74 and page 88, respectively, of this joint proxy statement/prospectus.

The Tesla Public Forecasts were not internally prepared or adopted by Tesla management. The information for years 2017 through 2020 was prepared by independent analysts not affiliated with Tesla, at the time and based on assumptions that may no longer be accurate, and for purposes unrelated to the management of Tesla’s business or the transaction, and Evercore, as discussed below, extrapolated information for the year 2021 using a growth and margin profile consistent with the year 2020, the final year in the publicly available consensus estimates by Goldman Sachs and IBES, respectively. The SolarCity Base Forecasts were based on the SolarCity Unrestricted Liquidity Case (as described in page 103), and the SolarCity Revised Sensitivity Forecasts were based on the SolarCity Unrestricted Liquidity Case, as adjusted using alternative business assumptions provided by Tesla management. Each of the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts were provided to the Tesla Board for the purpose of considering the proposed Merger. While the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts summarized below were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events.

The estimates and assumptions underlying the Tesla Public Forecasts and the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts reflect numerous estimates and judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Tesla or SolarCity, as applicable, and will be beyond the control of the Combined Company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts, whether or not the Merger is completed. As a result, the Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts cannot be considered predictive of actual future operating results, and this information should not be relied on as such. The Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. The Tesla Public Forecasts, the SolarCity Base

Forecasts and the SolarCity Revised Sensitivity Forecasts are not facts and should not be relied upon as being indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. The inclusion of the Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts in this joint proxy statement/prospectus is not an admission or representation by Tesla that such information is material. None of the unaudited financial projections reflect any impact of the Merger or the other transactions contemplated by the Merger Agreement.

No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The report of the independent registered public accounting firm of Tesla incorporated by reference into this joint proxy statement/prospectus relates to the historical financial information of Tesla. Such report does not extend to the Tesla Public Forecasts or the Revised Sensitivity Case and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of Tesla or SolarCity, neither Tesla nor any of its advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of Tesla, SolarCity or, following the Merger, the Combined Company, compared to the information contained in the financial projections. The Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither Tesla, SolarCity nor, following completion of the Merger, the Combined Company undertakes any obligation to update or otherwise revise the Tesla Public Forecasts, the SolarCity Base Forecasts or the SolarCity Revised Sensitivity Forecasts contained in this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The summaries of the Tesla Public Forecasts, the SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts are not included in this joint proxy statement/prospectus in order to induce any Tesla stockholder or SolarCity stockholder to vote in favor of the Merger or any of the other proposals to be voted on at either the Tesla Special Meeting or the SolarCity Special Meeting.

Public Forecasts for Tesla

The following table presents unaudited prospective financial data for the GSER Forecasts and the IBES Forecasts relating to Tesla’s future performance:

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E(1)
Goldman Sachs (July 6, 2016)
Revenue	$10,795	$14,518	$18,124	$21,443	$25,369
Adj. EBITDA	$1,250	$2,129	$3,002	$3,862	$4,570
Total Unlevered Free Cash Flow	($1,430)	($938)	($419)	$43	$51
IBES (July 29, 2016)
Revenue	$11,493	$17,603	$25,377	$32,308	$41,133
Adj. EBITDA	$1,345	$2,375	$3,988	$5,318	$6,770
Total Unlevered Free Cash Flow(2)	($2,186)	($1,810)	($1,265)	$808	$1,028

				FY 2020E
Goldman Sachs (July 6, 2016)
Net Income				$1,540
IBES (July 29, 2016)
Net Income				$2,627

(1)	The GSER Forecasts are comprised of publicly available consensus estimates by Goldman Sachs for the years 2017 through 2020, and estimates for the year 2021 which were extrapolated by Evercore for the purpose of generating unaudited financial projections regarding Tesla’s future performance using a growth and margin profile consistent with fiscal year 2020, the final year in the publicly available consensus estimates by Goldman Sachs. The IBES Forecasts are comprised of publicly available consensus estimates by IBES for the years 2017 through 2020, and estimates for the year 2021 which were extrapolated by Evercore for the purpose of generating unaudited financial projections regarding Tesla’s future performance using a growth and margin profile consistent with fiscal year 2020, the final year in the publicly available consensus estimates by IBES.
(2)	Total Unlevered Free Cash Flow for the IBES Forecasts includes an extrapolation performed by Evercore for the change in Tesla’s net working capital.

The Tesla Public Forecasts were provided to the Tesla Board and the Special Committee. The Tesla Public Forecasts were also provided to Evercore and to Lazard in connection with rendering their respective fairness opinions to the Tesla Board and the Special Committee, respectively, and in performing the related analyses.

Forecasts for SolarCity Utilized by the Tesla Board

The following table presents unaudited prospective financial data for the SolarCity Base Forecasts relating to SolarCity’s future performance:

($ in millions)	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Total MegaWatts Inspected	908	1,147	1,491	1,863	2,341
Source of Cash	$2,656	$3,283	$3,800	$4,559	$5,588
Use of Cash	$2,871	$3,342	$3,673	$4,096	$4,913
Net Generation (Use) of Cash	($215)	($59)	$128	$463	$676

The following table presents unaudited prospective financial data for the SolarCity Revised Sensitivity Forecasts relating to SolarCity’s future performance:

($ in millions)	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Total MegaWatts Inspected	788	841	1,095	1,369	1,723
Source of Cash	$2,356	$2,653	$2,875	$3,239	$4,167
Use of Cash	$2,583	$2,701	$2,875	$3,168	$3,730
Net Generation (Use) of Cash	($226)	($48)	$—	$71	$437

The SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts were provided to the Tesla Board. The SolarCity Base Forecasts and the SolarCity Revised Sensitivity Forecasts were provided to Evercore in connection with rendering its fairness opinion to the Tesla Board, and in performing the related analysis.

Additional information regarding Evercore’s analysis and opinion is available under the heading “—Opinion of Tesla’s Financial Advisor” beginning on page 74 of this joint proxy statement/prospectus. Additional information regarding Lazard’s analysis and opinion is available under the heading “—Opinion of Financial Advisor to the SolarCity Special Committee” beginning on page 88 of this joint proxy statement/prospectus.

Certain SolarCity Unaudited Prospective Financial Information

SolarCity does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the related underlying assumptions and estimates. In connection with the Special Committee’s consideration of the proposed Merger, SolarCity management prepared or approved certain unaudited financial projections regarding SolarCity’s future performance for the stub period for the second half of 2016 and for the years 2017 through 2020 on a standalone basis without giving effect to the Merger.

SolarCity management prepared one case of unaudited financial projections that assumed a certain level of access to the capital markets and borrowing costs that we refer to in this joint proxy statement/prospectus as the “SolarCity Unrestricted Liquidity Case,” which was provided to Tesla, the Special Committee, Evercore and Lazard. SolarCity management prepared a second case of unaudited financial projections that assumed different levels of access to the capital markets and borrowing costs that we refer to in this joint proxy statement/prospectus as the “SolarCity Liquidity Management Case,” which was provided to the Special Committee and Lazard but not to Tesla or Evercore. We refer to the Unrestricted Liquidity Case and Liquidity Management Case collectively as the “SolarCity Management Forecasts.” The inclusion of any unaudited financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that Tesla, SolarCity, the Tesla Board, the SolarCity Board or the Special Committee considered, or now considers, these projections to be predictive of actual future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus.

The SolarCity Management Forecasts are being included in this joint proxy statement/prospectus in accordance with subsection (a)(6) of Item 1015 of Regulation M-A because they constitute part of the bases of the analysis conducted by Evercore and by Lazard, as described herein, in connection with delivering their respective opinions described under the heading “—Opinion of Tesla’s Financial Advisor” and “—Opinion of SolarCity’s Financial Advisor” beginning on pages 74 and 88, respectively, of this joint proxy statement/prospectus.

While the SolarCity Management Forecasts summarized below were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the SolarCity Management Forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of SolarCity, and will be beyond the control of the Combined Company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the SolarCity Management Forecasts, whether or not the Merger is completed. As a result, the SolarCity Management Forecasts cannot be considered predictive of actual future operating results, and this information should not be relied on as such.

The SolarCity Management Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of SolarCity management the SolarCity Management Forecasts were prepared on a reasonable basis based on the best information available to SolarCity management at the time of their preparation. The SolarCity Management Forecasts, however, are not facts and should not be relied upon as being indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. The inclusion of the SolarCity Management Forecasts in this joint proxy statement/prospectus is not an admission or representation by SolarCity that such information is material. None of the unaudited financial projections reflect any impact of the Merger or the other transactions contemplated by the Merger Agreement.

All of the SolarCity Management Forecasts summarized in this section were prepared by and are the responsibility of the management of SolarCity. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firm of SolarCity incorporated by reference into this joint proxy statement/prospectus relate to the historical financial information of SolarCity. Such reports do not extend to the unaudited financial projections and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of SolarCity, neither SolarCity nor any of its advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of SolarCity or, following the Merger, the Combined Company, compared to the information contained in the financial projections. The SolarCity Management Forecasts cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither SolarCity nor, following completion of the Merger, the Combined Company undertakes any obligation to update or otherwise revise the SolarCity Management Forecasts contained in this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The summaries of the SolarCity Management Forecasts are not included in this joint proxy statement/prospectus in order to induce any SolarCity stockholder to vote in favor of the Merger or any of the other proposals to be voted on at the SolarCity Special Meeting.

Forecasts for SolarCity Utilized by the Special Committee

The following table presents unaudited prospective financial data for the SolarCity Unrestricted Liquidity Case:

($ in millions)	Fiscal Year
	2H 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Unlevered Cash Flow from DevCo	($51)	($15)	$156	$202	$358
Unlevered Cash Flow from PowerCo	$83	$211	$274	$344	$444
Unlevered Cash Flow from DevCo & PowerCo & Other	$101	$31	$402	$463	$703
Unlevered Cash Flow from Silevo	($90)	($220)	($131)	$56	$96
Total Consolidated Unlevered Free Cash Flow	$10	($189)	$271	$519	$799

The following table presents unaudited prospective financial data for the SolarCity Liquidity Management Case:

($ in millions)	Fiscal Year
	2H 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
Unlevered Cash Flow from DevCo	$11	$169	$299	$337	$462
Unlevered Cash Flow from PowerCo	$81	$182	$202	$216	$239
Unlevered Cash Flow from DevCo & PowerCo & Other	$161	$290	$454	$499	$635
Unlevered Cash Flow from Silevo	$0	$0	$0	$0	$0
Total Consolidated Unlevered Free Cash Flow	$161	$290	$454	$499	$635

The SolarCity Unrestricted Liquidity Case was provided to the Tesla Board and the Special Committee. The SolarCity Unrestricted Liquidity Case was also provided to Evercore, and was provided to Lazard in connection with rendering its fairness opinion to the Special Committee, and in performing the related analyses.

The SolarCity Liquidity Management Case was provided to the Special Committee, but not to the Tesla Board, Tesla or Evercore, and was provided to Lazard in connection with rendering its fairness opinion to the Special Committee, and in performing the related analyses.

The SolarCity Management Forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to SolarCity’s business, all of which are difficult to predict and many of which are beyond anyone’s control.

As presented above, unlevered free cash flow represents SolarCity’s recurring cash flow from operations before taking into account payments such as interest payments for project (non-recourse) debt and corporate expenses from operations and maintenance.

Additional information regarding Evercore’s analysis and opinion is available under the heading “—Opinion of Tesla’s Financial Advisor” beginning on page 74 of this joint proxy statement/prospectus. Additional information regarding Lazard’s analysis and opinion is available under the heading “—Opinion of Financial Advisor to the SolarCity Special Committee” beginning on page 88 of this joint proxy statement/prospectus.

Interests of Tesla’s Directors and Executive Officers in the Merger

In considering the recommendations of the Tesla Board with respect to the Merger, Tesla’s stockholders should be aware that certain of the directors and executive officers of Tesla have certain interests, including financial interests, in the Merger that may be different from, or in addition to, the interests of Tesla’s stockholders generally. The Tesla Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making its recommendations that Tesla’s stockholders adopt the Merger Agreement. The Tesla Board also ultimately determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, was fair to, advisable and in the best interests of Tesla and its stockholders. See the sections entitled “The Merger—Background of the Merger” and “The Merger—Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors” beginning on pages 57 and 70, respectively. These interests are described in more detail below.

Service as Directors or Executive Officers of SolarCity; Family Relationships

Messrs. Elon Musk, Tesla’s Chairman and Chief Executive Officer, Antonio Gracias, a member of Tesla’s board, and Jeffrey B. Straubel, Tesla’s Chief Technology Officer, each serve on the SolarCity Board, of which Mr. Elon Musk is also the Chairman. In addition, Messrs. Lyndon R. Rive and Peter J. Rive, each of whom serve on the SolarCity Board, are each a cousin of Mr. Elon Musk and of Mr. Kimbal Musk, a member of Tesla’s board.

In addition, Mr. Stephen T. Jurvetson, a member of the Tesla Board, is a managing director of Draper Fisher Jurvetson (“DFJ”); another managing director of DFJ is a director of SolarCity. Mr. Ira Ehrenpreis, a member of the Tesla Board, is a manager of DBL Partners Fund III (“DBL III”) and a co-owner of DBL Partners, which manages DBL III, but which is owned and managed independently from DBL Investors LLC, as detailed in footnote 1 to the table in “—Ownership of SolarCity Common Stock” beginning on page 106. Another co-owner of DBL Partners is a director of SolarCity. Mr. Brad W. Buss, a member of the Tesla Board, was the Chief Financial Officer of SolarCity from August 2014 until February 2016.

As discussed in “The Merger—Background of the Merger” beginning on page 57, the Tesla Board agreed that Messrs. Elon Musk and Gracias would recuse themselves from any vote by the Tesla Board on matters related to a potential acquisition of SolarCity, including approval of the economic terms of any such acquisition, and the Tesla Board also held sessions in which such topics were discussed without the participation of Messrs. Elon Musk and Gracias. In addition, Mr. Straubel, as a result of his service on the SolarCity Board, did not participate in the discussions of Tesla’s management with the Tesla Board around the economic terms of the proposed acquisition. Additional information regarding the material business and other relationships of the members of the Tesla Board with SolarCity is described in Tesla’s Proxy Statement for its 2016 annual meeting of stockholders on Schedule 14A, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Ownership of SolarCity Common Stock

Certain directors and executive officers of Tesla beneficially own, as of September 15, 2016, an aggregate of 25,004,529 shares of SolarCity Common Stock as a group. In connection with the Merger, each outstanding share of SolarCity Common Stock (other than shares owned by SolarCity, Tesla, or Merger Sub, if any, which will be cancelled), including shares held by any of Tesla’s directors and executive officers, will be converted into the right to receive 0.110 shares of Tesla Common Stock, with cash paid in lieu of fractional shares.

The following table sets forth the total number of shares of SolarCity Common Stock beneficially owned by each such individual and certain affiliated entities, as well as each of the Tesla Named Executive Officers identified in the Tesla Proxy Statement on Schedule 14A filed with the SEC on April 15, 2016, as of September 15, 2016.

Name	Number of shares of SolarCity Common Stock Beneficially Owned
Executive Officers
Elon Musk(1)	22,162,870
Jason Wheeler	—
Jeffrey B. Straubel(2)	772,606
Jon McNeill	—
Doug Field	—
Deepak Ahuja	(3)
Greg Reichow	(3)

Non-Employee Directors
Brad W. Buss	37,277
Robyn M. Denholm	—
Ira Ehrenpreis(4)	—
Antonio J. Gracias(5)	211,854
Stephen T. Jurvetson(6)	1,672,381
Kimbal Musk(7)	147,541

(1)	Represents securities held of record by the Elon Musk Revocable Trust dated July 22, 2003 (7,700,000 shares of which are pledged as collateral to secure certain personal indebtedness). Includes 303,030 shares issuable upon conversion of senior convertible notes and 14,166 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016.
(2)	Includes 14,360 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. Also includes 411,623 shares held by Mr. Straubel, which are pledged as collateral to secure certain personal indebtedness.
(3)	As these individuals are no longer in full-time positions at Tesla, Tesla is not aware of the number of shares, if any, of SolarCity Common Stock held by them as of September 15, 2016.
(4)	Mr. Ira Ehrenpreis is a manager of DBL III and a co-owner of DBL Partners, which manages DBL III. Ms. Nancy E. Pfund, a member of the SolarCity Board, is another co-owner of DBL Partners. Neither DBL III nor DBL Partners beneficially owns any shares of SolarCity Common Stock. Ms. Pfund beneficially owns certain shares of SolarCity Common Stock, including through H&Q Venture Management, L.L.C., d/b/a DBL Investors LLC, in which Mr. Ehrenpreis has no direct or indirect investment control or pecuniary interest. Further information regarding Ms. Pfund’s beneficial ownership of shares of SolarCity Common Stock is set forth in the section entitled “Stock Ownership of Certain Beneficial Owners and Management/Directors of SolarCity” beginning on page 174.
(5)	Includes 159,023 shares held of record by AJG Growth Fund, LLC and 38,665 shares held of record by Valor Equity Management II, LP, which shares are indirectly beneficially held for Mr. Gracias. Mr. Gracias is the manager of AJG Growth Fund, LLC and is affiliated with Valor Equity Management II, LP. Also includes 14,166 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. The address for the Valor entities and Mr. Gracias is 875 North Michigan Ave., Suite 3214, Chicago, Illinois 60611.
(6)

Mr. Stephen T. Jurvetson is one of several managing directors of the general partner entities of DFJ. Mr. John H. N. Fisher, a member of the SolarCity Board, is another managing director of DFJ. Through its funds, DFJ holds shares of SolarCity Common Stock, including 260,838 shares held of record by Draper Fisher Jurvetson Fund X, L.P., 7,970 shares held of record by Draper Fisher Jurvetson Partners X, LLC, 319 shares held of record by Draper Fisher Jurvetson Fund X Partners, L.P., 826,745 shares held of record by Draper Fisher Jurvetson Fund IX, L.P., 22,403 shares held of record by Draper Fisher Jurvetson Partners IX, LLC, 518 shares held of record by Draper Fisher Jurvetson Fund IX Partners, L.P. and 136,138 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC. Mr. Jurvetson and Mr. Fisher may be deemed to have voting and investment power with respect to such shares of SolarCity Common Stock held of record by such funds. Also includes 417,450 shares held by the Steve and Karla Jurvetson Living Trust dated August 27, 2002. Further information regarding Mr. Fisher’s beneficial ownership of shares of SolarCity Common Stock is set forth in the section entitled “Stock Ownership of Certain Beneficial Owners and Management/Directors of SolarCity” beginning on page 174.
(7)	Includes 440 shares issuable upon exercise of call options. Also includes 147,101 shares pledged as collateral to secure certain personal indebtedness.

Ownership of Other SolarCity Securities

In 2015, Space Exploration Technologies Corporation (“SpaceX”) purchased Solar Bonds from SolarCity in aggregate principal amounts of approximately $165 million, upon the same terms and conditions which such securities were offered to the public. Mr. Elon Musk is the Chief Executive Officer, Chief Technology Officer and Chairman of SpaceX, and Messrs. Elon Musk, Antonio Gracias, Steve Jurvetson and Kimbal Musk are directors of SpaceX. In March 2016, $90 million in aggregate principal amount of the Solar Bonds held by SpaceX matured, and the proceeds were reinvested by SpaceX in $90 million in aggregate principal amount of Solar Bonds due in March 2017. In June 2016, $75 million in aggregate principal amount of the Solar Bonds held by SpaceX matured, and the proceeds were reinvested by SpaceX in $75 million in aggregate principal amount of Solar Bonds due in June 2017.

In December 2015, SolarCity issued $113 million in aggregate principal of zero-coupon convertible senior notes due on December 1, 2020 through a private placement, $10 million of which were issued to the Elon Musk Revocable Trust dated July 22, 2003, an entity affiliated with Mr. Elon Musk, upon the same terms and conditions that such securities were offered to the other purchasers.

In August 2016, SolarCity issued $124 million in aggregate principal of Solar Bonds due on February 17, 2018, $65 million of which were issued to Mr. Elon Musk upon the same terms and conditions that such securities were issued to other purchasers.

Merger-Related Compensation for Tesla’s Named Executive Officers

The rules promulgated by the SEC under Section 14A of the Exchange Act generally require companies to seek a non-binding advisory vote from stockholders with respect to certain compensation that will or may become payable to their named executive officers in connection with a Merger. Tesla is not seeking this non-binding, advisory vote from its stockholders because none of Tesla’s named executive officers are entitled to any such Merger-related compensation that would otherwise require such a vote. For information regarding the interests of Tesla’s named executive officers in the Merger, see the section entitled “The Merger—Interests of Tesla’s Directors and Executive Officers in the Merger.”

Interests of SolarCity’s Directors and Executive Officers in the Merger

In considering the recommendations of the SolarCity Board with respect to the Merger, SolarCity’s stockholders should be aware that certain of the directors and executive officers of SolarCity have certain interests, including financial interests, in the Merger that may be different from, or in addition to, the interests of SolarCity’s stockholders generally. The SolarCity Board and the Special Committee were aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching a decision to approve the Merger Agreement and the transactions contemplated therein. These interests are described below.

Service as Directors or Executive Officers of Tesla; Family Relationships

Messrs. Elon Musk, SolarCity’s Chairman, and Antonio Gracias, a member of the SolarCity Board, each serve on the Tesla Board. Mr. Elon Musk is also the Chairman and Chief Executive Officer of Tesla. Jeffrey B. Straubel, another member of the SolarCity Board, is Tesla’s Chief Technology Officer. In addition, Messrs. Elon Musk and Kimbal Musk, each of whom serve on the Tesla Board, are each a cousin of Messrs. Lyndon R. Rive, SolarCity’s Co-Founder, Chief Executive Officer and a member of the SolarCity Board, and Peter J. Rive, SolarCity’s Co-Founder, Chief Technology Officer and a member of the SolarCity Board.

In addition, Mr. John H. N. Fisher, a member of the SolarCity Board, is a managing director of DFJ. Mr. Stephen T. Jurvetson, another managing director of DFJ, is a director of Tesla. Ms. Nancy E. Pfund, a member of the SolarCity Board and the Special Committee, is a co-owner of DBL Partners. Mr. Ira Ehrenpreis, another co-owner of DBL Partners, is a director of Tesla. Mr. Brad W. Buss, who served as SolarCity’s Chief Financial Officer from August 2014 until February 2016, is a member of the Tesla Board.

As discussed in “The Merger—Background of the Merger” beginning on page 57, the SolarCity Board approved the creation of the Special Committee consisting of Ms. Nancy E. Pfund and Mr. Donald R. Kendall, Jr., each determined by the SolarCity Board to be an independent board member and disinterested with respect to Tesla’s proposal to acquire SolarCity, to consider the proposal from Tesla and any strategic alternatives thereto. At the time the Special Committee was created, Ms. Nancy E. Pfund beneficially owned 3,066 shares of Tesla Common Stock and Mr. Donald R. Kendall, Jr. beneficially owned 700 shares of Tesla Common Stock. Additional information regarding the material business and other relationships of the members of the SolarCity Board with Tesla is described in SolarCity’s Proxy Statement for its 2016 annual meeting of stockholders on Schedule 14A, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Treatment of SolarCity Equity Awards

SolarCity Stock Options

Each option to purchase SolarCity Common Stock (excluding certain founder options granted in 2015 to Messrs. Lyndon Rive and Peter Rive, which will be cancelled for no consideration as of the effective time of the Merger), whether vested or unvested, that is outstanding and unexercised will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla stock option, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), to purchase a number of shares of Tesla Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of SolarCity Common Stock subject to such SolarCity option immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of SolarCity Common Stock at which such SolarCity option was exercisable immediately prior to the effective time of the Merger by (B) the Exchange Ratio. For a full description of the treatment of SolarCity stock options, see the section entitled “The Merger Agreement—Treatment of SolarCity Equity Awards.”

Immediately prior to the effective time of the Merger, the SolarCity stock options granted to each of Lyndon Rive (3,000,000 stock options granted) and Peter Rive (2,000,000 stock options granted) on September 15, 2015 (referred to as the “founder options”) will be cancelled for no consideration in accordance with their terms due to the applicable vesting conditions not being satisfied as a result of the Merger.

None of the SolarCity stock options held by SolarCity’s executive officers that will be assumed by Tesla and converted into Tesla stock options are subject to acceleration of vesting upon a change in control of SolarCity or a termination of employment.

Pursuant to SolarCity’s 2012 equity incentive plan, the vesting of each SolarCity stock option granted to a non-employee director of SolarCity will fully accelerate if the non-employee director’s stock options are assumed and his or her service as a non-employee director is terminated on or following a “change in control” (as defined in the plan), other than pursuant to a voluntary resignation (unless such resignation is at the request of the acquirer). The consummation of the Merger is expected to constitute a “change in control“ for purposes of SolarCity’s 2012 equity incentive plan.

Assuming that the closing of the Merger occurred on September 15, 2016, the following table sets forth, for each of SolarCity’s directors and executive officers holding SolarCity stock options as of such date, the aggregate number of shares subject to vested SolarCity stock options and unvested SolarCity stock options, and the number of shares of Tesla Common Stock subject to the Tesla stock options into which such vested SolarCity stock options and unvested SolarCity stock options will be converted. However, the actual number of SolarCity stock options to be assumed and converted into Tesla stock options will depend on the number of outstanding SolarCity stock options held by such individuals immediately prior to the effective time of the Merger.

	Vested Stock Options		Unvested Stock Options
	SolarCity Shares	Tesla Shares	SolarCity Shares	Tesla Shares
Non-Employee Directors(1)
John H. N. Fisher	16,456	1,808	23,044	2,533
Antonio J. Gracias	12,499	1,374	17,501	1,925
Donald R. Kendall Jr.	74,049	8,143	26,451	2,907
Elon Musk	12,499	1,374	17,501	1,925
Nancy E. Pfund	16,455	1,808	23,045	2,533
Jeffrey B. Straubel	12,665	1,392	18,335	2,016

Executive Officers
Lyndon R. Rive	1,647,913	181,269	3,000,000	—
Peter J. Rive	1,664,700	183,115	2,000,000	—
Tanguy V. Serra	483,454	53,177	529,787	58,273
Seth R. Weissman	151,289	16,638	86,496	9,513
Toby Corey	—	—	500,000	55,000
Jon Wellinghoff	—	—	200,016	22,001

(1)	The number of unvested SolarCity stock options shown for each of the non-employee directors is subject to fully accelerated vesting if the director’s service with SolarCity is terminated on or following the Merger, other than pursuant to a voluntary resignation (unless such resignation is at the request of Tesla). Assuming that (i) the closing of the Merger occurred on September 15, 2016, (ii) each non-employee director’s service with SolarCity was terminated as of the closing, and (iii) the value of the SolarCity stock options at the closing was based on a change in control price per share of $24.52 (which is the average closing price per share of SolarCity Common Stock over the first five business days following the public announcement of the Merger on July 31, 2016), all of the unvested SolarCity stock options held by the non-employee directors would be out-of-the-money (i.e., underwater) because the exercise price per share of each unvested SolarCity stock option exceeds $24.52, except for the unvested SolarCity stock options held by Mr. Kendall, for which the value of accelerated vesting would be $7,741.22 (based on a change in control price per share of $24.52 less the applicable exercise price), but noting that these unvested SolarCity stock options held by Mr. Kendall became fully vested on September 17, 2016.

SolarCity Restricted Stock Unit Awards

Each SolarCity restricted stock unit award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla restricted stock unit award, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), with respect to a number of shares of Tesla Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the total number of shares of SolarCity Common Stock subject to the SolarCity restricted stock unit award immediately prior to the effective time of the Merger by (b) the Exchange Ratio. For a full description of the treatment of SolarCity restricted stock unit awards, see the section entitled “The Merger Agreement—Treatment of SolarCity Equity Awards.”

None of the SolarCity restricted stock unit awards held by SolarCity’s executive officers that will be assumed by Tesla and converted into Tesla restricted stock unit awards are subject to acceleration of vesting upon a change in control of SolarCity or a termination of employment.

None of the non-employee directors of SolarCity, other than Mr. Kendall, hold any SolarCity restricted stock unit awards. SolarCity’s 2012 equity incentive plan provides that if the restricted stock units held by a non-employee director are assumed and his or her service as a non-employee director is terminated on or following a “change in control” (as defined in SolarCity’s 2012 equity incentive plan), other than pursuant to a voluntary resignation (unless such resignation is at the request of the acquirer), the restricted stock unit awards will fully vest. The consummation of the Merger is expected to constitute a “change in control“ for purposes of SolarCity’s 2012 equity incentive plan.

Assuming that the closing of the Merger occurred on September 15, 2016, the following table sets forth, for each of SolarCity’s directors and executive officers holding SolarCity restricted stock unit awards as of such date, and the number of Tesla restricted stock unit awards into which such SolarCity restricted stock unit awards will be converted. However, the actual number of SolarCity restricted stock unit awards to be assumed and converted into Tesla restricted stock unit awards will depend on the number of outstanding SolarCity restricted stock unit awards held by such individuals immediately prior to the effective time of the Merger.

	SolarCity Restricted Stock Unit Awards	Tesla Restricted Stock Unit Awards
Non-Employee Directors	—	—
John H. N. Fisher	—	—
Antonio J. Gracias	—	—
Donald R. Kendall Jr.(1)	1,062	116
Elon Musk	—	—
Nancy E. Pfund	—	—
Jeffrey B. Straubel	—	—

Executive Officers
Lyndon R. Rive	—	—
Peter J. Rive	—	—
Tanguy V. Serra	69,660	7,662
Seth R. Weissman	25,000	2,750
Toby Corey	—	—
Jon Wellinghoff	—	—

(1)	The SolarCity restricted stock unit award held by Mr. Kendall is subject to fully accelerated vesting if his service with SolarCity is terminated on or following the Merger, other than pursuant to a voluntary resignation (unless such resignation is at the request of Tesla). Assuming that (i) the closing of the Merger occurred on September 15, 2016, (ii) Mr. Kendall’s service with SolarCity was terminated as of the closing, and (iii) the value of his SolarCity restricted stock unit award at the closing was based on a change in control price per share of $24.52 (which is the average closing price per share of SolarCity Common Stock over the first five business days following the public announcement of the Merger on July 31, 2016), the value of the accelerated vesting would be $26,040.24 (based on a change in control price per share of $24.52), but noting that these restricted stock units became fully vested on September 17, 2016.

Treatment of SolarCity Employee Stock Purchase Plan

Effective as of July 31, 2016, the SolarCity employee stock purchase plan (the “SolarCity ESPP”) ceased to accept any new participants and no participant in the SolarCity ESPP is permitted to increase his or her contributions after such date. The current offering period will be the final offering period and any outstanding options under the SolarCity ESPP will be exercised on the fourth trading day prior to the effective time or, if earlier, the date on which the current offering period would otherwise end. The SolarCity ESPP will terminate as of immediately prior to the effective time of the Merger. For a full description of the treatment of the SolarCity ESPP, see the section entitled “The Merger Agreement—Treatment of SolarCity Employee Stock Purchase Plan.”

Employee Benefits

Pursuant to the Merger Agreement, Tesla (or the surviving corporation or any subsidiary thereof) will provide employees of SolarCity and its subsidiaries who continue to be employed by Tesla (or the surviving corporation or any subsidiary thereof) with levels of annual base salary and cash incentive compensation opportunities that are equal to those in effect immediately prior to the effective time of the Merger through the fiscal quarter in which the effective time occurs, in addition to taking certain actions in respect of employee benefits provided to such continuing employees, which include SolarCity’s executive officers. For a detailed description of these requirements, see the section entitled “The Merger Agreement—Employee Matters.”

Ownership of Other SolarCity Securities

In 2015, SpaceX purchased Solar Bonds from SolarCity in aggregate principal amounts of approximately $165 million, upon the same terms and conditions which such securities were offered to the public. Mr. Elon Musk is the Chief Executive Officer, Chief Technology Officer and Chairman of SpaceX, and Mr. Elon Musk and A. Gracias are directors of SpaceX. In addition, Peter Rive purchased Solar Bonds at such time in an initial aggregate principal amount of approximately $500,000 upon the same terms and conditions which such securities are offered to the public. In March 2016, $90 million in aggregate principal amount of the Solar Bonds held by SpaceX matured, and the proceeds were reinvested by SpaceX in $90 million in aggregate principal amount of Solar Bonds due in March 2017. In June 2016, $75 million in aggregate principal amount of the Solar Bonds held by SpaceX matured, and the proceeds were reinvested by SpaceX in $75 million in aggregate principal amount of Solar Bonds due in June 2017.

In December 2015, SolarCity issued $113 million in aggregate principal of zero-coupon convertible senior notes due on December 1, 2020 through a private placement, $10 million of which were issued to the Elon Musk Revocable Trust dated July 22, 2003, an entity affiliated with Mr. Elon Musk, and $3 million of which were issued to Mr. Lyndon Rive, upon the same terms and conditions that such securities were offered to the other purchasers.

In August 2016, SolarCity offered up to $124 million in aggregate principal of Solar Bonds due on February 17, 2018, $65 million of which were issued to Elon Musk, $17.5 million of which were issued to Mr. Lyndon Rive, and $17.5 million of which were issued to Mr. Peter Rive, upon the same terms and conditions that such securities were offered to other purchasers.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, for a period of six years from the effective time of the Merger, Tesla (or the surviving corporation or any subsidiary thereof) will maintain in effect (to the fullest extent permitted under applicable law) the exculpation, indemnification and advancement of expenses provisions of SolarCity’s and its subsidiaries’ articles of incorporation and bylaws or other organizational documents in effect immediately prior to the effective time of the Merger. Additionally, for a period of six years from the effective time of the Merger, Tesla will cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the effective time of the Merger by SolarCity and its subsidiaries from a carrier with comparable or better credit ratings to SolarCity’s then existing insurance provider and on terms and conditions not less favorable than SolarCity’s then existing coverage; however, Tesla will not be required to pay an annual premium for such insurance in excess of $2,250,000. Instead of maintaining the insurance coverage described in the preceding sentence, SolarCity or Tesla may purchase a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the effective time of the Merger from a carrier with comparable or better credit ratings to SolarCity’s then existing provider and on terms and conditions not less favorable than SolarCity’s then existing coverage, so long as the cost of such “tail” policy does not exceed $2,250,000 without Tesla’s consent. For a detailed description of these requirements, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Merger-Related Compensation for SolarCity’s Named Executive Officers

The rules promulgated by the SEC under Section 14A of the Exchange Act generally require companies to seek a non-binding advisory vote from stockholders with respect to certain compensation that will or may become payable to their named executive officers in connection with a Merger. SolarCity is not seeking this non-binding, advisory vote from its stockholders because none of SolarCity’s named executive officers are entitled to any such Merger-related compensation that would otherwise require such a vote. For information regarding the interests of SolarCity’s named executive officers in the Merger, see the above section entitled “The Merger—Interests of SolarCity’s Directors and Executive Officers in the Merger.”

Regulatory Approvals Required for the Merger

Notification and Report Forms were filed with the DOJ and the FTC on August 15, 2016. Although the FTC granted early termination of the applicable waiting period required by the HSR Act to the parties on August 24, 2016, the DOJ, the FTC and others may still challenge the Merger on antitrust grounds after the termination of the waiting period. At any time before or after the completion of the Merger, any of the DOJ, the FTC or another person could still take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of SolarCity and/or Tesla, subject the consummation of the Merger to regulatory conditions or seek other remedies. We cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed.

Tesla and SolarCity have each agreed to use their reasonable best efforts to take or cause to be taken all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the transactions contemplated by the Merger Agreement, subject to certain exceptions and limitations, including that neither Tesla nor SolarCity will be required to commit to or effect any action, prohibition, limitations, requirement or undertaking that would materially impair the expected benefits of the transaction.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Neither Tesla nor SolarCity is aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Exchange of Shares in the Merger

Prior to the effective time of the Merger, Tesla will appoint an exchange agent reasonably acceptable to SolarCity to manage the exchange of SolarCity Common Stock for Tesla Common Stock comprising the merger consideration. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of SolarCity Common Stock (other than shares owned by Tesla or Merger Sub or by SolarCity as treasury stock, which will be cancelled) will be automatically converted into 0.110 shares Tesla Common Stock without the need for any action by the holders of such stock.

As promptly as reasonably practicable after the effective time of the Merger, Tesla will cause the exchange agent to mail to each holder of record of SolarCity Common Stock a letter of transmittal specifying that delivery will be effected and risk of loss and title to any certificates representing shares of SolarCity Common Stock shall pass only upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering SolarCity Common Stock certificates, if any, in exchange for shares of Tesla Common Stock comprising the merger consideration. SolarCity stockholders who hold their shares in street name will not receive letters of transmittal from the exchange agent. Instead, such stockholders may receive separate notices and/or instructions from their bank, broker or other nominee as to what action, if any, should be taken to exchange “street name” shares for the merger consideration. Depending on the practices and policies of their bank, broker or other nominee, stockholders who hold their shares in street name may not need to take any further action for the applicable merger consideration to be transferred to their accounts. SolarCity stockholders who hold their shares in street name should consult their bank, broker or nominee for additional information on the timing and procedures for receiving the merger consideration.

SolarCity stockholders of record will not receive any fractional shares of Tesla Common Stock in the Merger. Instead, each SolarCity stockholder of record will be entitled to receive a cash payment without interest in lieu of any fractional shares of Tesla Common Stock it otherwise would have received pursuant to the Merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of SolarCity Common Stock exchanged by such holder) by (ii) the last reported sale price of Tesla Common Stock on NASDAQ on the last complete trading day prior to the date of the effective time of the Merger. Similarly, SolarCity stockholders who hold their shares in street name will not receive any fractional shares of Tesla Common Stock in the Merger. Instead, such stockholders will receive a cash payment in lieu of any fractional shares they would otherwise have received pursuant to the Merger, as determined by their bank, broker or other nominee. SolarCity stockholders who hold their shares in street name should consult their bank, broker or nominee for additional information on such distribution of cash in lieu of fractional shares.

Upon the surrender of a SolarCity Common Stock certificate for cancellation to the exchange agent, in the case of certificated shares, or the receipt of an “agent’s message” by the exchange agent, in the case of shares of SolarCity Common Stock held in book-entry form, and in each case together with a properly completed letter of transmittal as described above, SolarCity stockholders will receive the Merger Consideration and any cash in lieu of fractional shares as described in the paragraph above.

After the effective time of the Merger, shares of SolarCity Common Stock will no longer be outstanding, will automatically be cancelled and will cease to exist and certificates that previously represented shares of SolarCity Common Stock will represent only the right to receive the merger consideration as described above. Until holders of SolarCity Common Stock have surrendered their shares to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to shares of Tesla Common Stock with a record date after the effective time of the Merger. However, upon the surrender of their shares of SolarCity Common Stock, such holders will receive the amount of dividends or other distributions with respect to shares of Tesla Common Stock theretofore paid with a record date after the effective time of the Merger.

After the effective time of the Merger, SolarCity will not register any transfers of the shares of SolarCity Common Stock that were outstanding immediately prior to the effective time of the Merger. After the effective time of the Merger, if certificates formerly representing shares of SolarCity are presented to Tesla or the exchange agent, they will be cancelled and exchanged for the merger consideration.

Tesla stockholders need not take any action with respect to their stock certificates.

Dividends and Share Repurchases

Neither Tesla nor SolarCity has ever declared a dividend on account of their respective capital stock, and neither Tesla nor SolarCity currently has any share repurchase programs in place. The Merger Agreement prohibits SolarCity from declaring or paying dividends or other distributions on its common stock and from repurchasing shares of SolarCity Common Stock until the earlier of the closing of the Merger or the termination of the Merger Agreement without Tesla’s consent. The Merger Agreement prohibits Tesla from declaring or paying dividends or other distributions on its common stock, and from repurchasing shares of Tesla Common Stock to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Tesla or Merger Sub to consummate the transactions contemplated by the Merger Agreement, until the earlier of the closing of the Merger or the termination of the Merger Agreement without SolarCity’s consent.

Listing of Tesla Common Stock

Under the Merger Agreement, Tesla will cause the shares of Tesla Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance. It is a condition to the completion of the Merger that the Tesla Common Stock to be issued to SolarCity stockholders pursuant to the Merger be approved for listing on NASDAQ, subject to official notice of issuance.

De-Listing and Deregistration of SolarCity Common Stock

Upon the completion of the Merger, the SolarCity Common Stock currently listed on NASDAQ will cease to be quoted on NASDAQ and will subsequently be deregistered under the Exchange Act. This will make certain provisions of the Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with stockholder meetings, no longer applicable to SolarCity.

Following the Merger, shares of Tesla Common Stock will continue to be traded on NASDAQ under the symbol “TSLA.”

Accounting Treatment of the Merger

Tesla prepares its financial statements in accordance with U.S. GAAP. The Merger will be accounted for in accordance with Accounting Standards Codification Topic 805, Business Combinations. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of SolarCity will be part of the Combined Company beginning on the date of the Merger.

Litigation Relating to the Merger

Between September 1, 2016 and September 14, 2016, four lawsuits were filed in the Court of Chancery of the State of Delaware by purported stockholders of Tesla challenging the proposed Merger. These lawsuits are captioned as City of Riviera Beach Police Pension Fund v. Elon Musk, et al., C.A, No. 12711-VCS; Ellen Prasinos v. Elon Musk, et al., C.A. No. 12723-VCS; Arkansas Teacher Retirement System, et al. v. Elon Musk, et al., C.A. No. 12740-VCS; and P. Evan Stephens v. Elon Musk, et al., C.A. No. 1275-VCS (collectively, the “Actions”). Each of the Actions names as defendants the members of the Tesla Board, and certain of the Actions also name as defendants Merger Sub, SolarCity, and certain members of the SolarCity Board. The Actions seek to assert claims derivatively on behalf of Tesla, alleging, among other things, that the members of the Tesla Board breached their fiduciary duties in connection with the proposed merger and, in some cases, that SolarCity and members of the SolarCity Board aided and abetted breaches of fiduciary duties and that certain individual defendants would be unjustly enriched by the proposed Merger. Certain of the Actions also assert putative class action claims against the members of the Tesla Board, including on the ground that the preliminary joint proxy statement/prospectus filed on August 31, 2016 allegedly failed to disclose material facts in connection with the proposed Merger. The Actions seek, among other relief, damages in an unspecified amount, rescission of the proposed Merger, and attorneys’ fees and costs. Certain of the plaintiffs have filed motions for a preliminary injunction to prevent Tesla from consummating the Merger or any vote thereon and motions for expedited proceedings. On September 23, 2016, the Court set a schedule for consolidation of the Actions and determination of a plaintiffs’ leadership structure, and the Court scheduled a hearing for October 14, 2016, to consider any motion for expedited proceedings.

In addition, several purported Tesla stockholders have made demands pursuant to Section 220 of the DGCL to inspect certain books and records of the corporation relating to the proposed Merger.

Tesla believes that the Actions are without merit.

THE MERGER AGREEMENT

This section describes certain terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you in determining how to vote. We urge you to read the Merger Agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

In reviewing the Merger Agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Tesla, SolarCity or any of their subsidiaries. The Merger Agreement contains representations and warranties and covenants by each of the parties to the Merger Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the Merger Agreement, Tesla or SolarCity, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Terms of the Merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into SolarCity, the separate corporate existence of Merger Sub will cease and SolarCity will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Tesla.

Completion of the Merger

Unless the parties agree otherwise, the closing of the Merger will take place on a date specified by SolarCity and Tesla, but no later than the third business day after all closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of those conditions). The Merger will be effective at the time that the parties file a certificate of merger with the Secretary of State of the State of Delaware, unless the parties agree to a later time for the completion of the Merger and specify that time in the certificate of merger.

We currently expect to close the Merger in the fourth quarter of 2016, subject to receipt of required stockholder approvals and regulatory clearances and the satisfaction or waiver of the other conditions to the Merger described below, but we cannot guarantee when or if the Merger will be completed.

Merger Consideration

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of SolarCity Common Stock (other than shares owned by Tesla or Merger Sub or by SolarCity as treasury stock, which will be cancelled) will be converted into the right to receive 0.110 shares of Tesla Common Stock (the “Exchange Ratio”).

SolarCity stockholders will not receive any fractional shares of Tesla Common Stock in the Merger. Instead, each SolarCity stockholder will be entitled to receive a cash payment without interest in lieu of any fractional shares of Tesla Common Stock it otherwise would have received pursuant to the Merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of SolarCity Common Stock exchanged by such holder) by (ii) the last reported sale price of Tesla Common Stock on NASDAQ on the last complete trading day prior to the date of the effective time of the Merger.

Treatment of Stock Options and Other Equity-Based Awards

Stock Options. Each option to purchase SolarCity Common Stock (excluding certain founder options granted in 2015 to Messrs. Lyndon Rive and Peter Rive, which will be cancelled for no consideration as of the effective time of the Merger), whether vested or unvested, that is outstanding and unexercised will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla stock option, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), to purchase a number of shares of Tesla Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of SolarCity Common Stock subject to such SolarCity option immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of SolarCity Common Stock at which such SolarCity option was exercisable immediately prior to the effective time of the Merger by (B) the Exchange Ratio.

Restricted Stock Unit Awards. Each SolarCity restricted stock unit award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, as of the effective time of the Merger, be assumed by Tesla and converted into a Tesla restricted stock unit award, on the same terms and subject to the same conditions as were applicable immediately prior to the effective time of the Merger (including the applicable time-vesting and/or performance-vesting conditions), with respect to a number of shares of Tesla Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the total number of shares of SolarCity Common Stock subject to the SolarCity restricted stock unit award immediately prior to the effective time of the Merger by (b) the Exchange Ratio.

Treatment of SolarCity Employee Stock Purchase Plan

SolarCity will take all actions with respect to the SolarCity ESPP that are necessary to provide that (a) with respect to the offering period in effect as of July 31, 2016, no participant in the SolarCity ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on July 31, 2016 for such offering period; (b) the current offering period shall end, and any outstanding options under the SolarCity ESPP shall be exercised upon, the earlier to occur of (i) the day that is four trading days prior to the closing date and (ii) the date on which the current offering period would otherwise end; (c) if the current offering period ends prior to the closing date, the SolarCity ESPP will be suspended and no new offering period will be commenced thereunder;

and (d) subject to the consummation of the Merger, the SolarCity ESPP will terminate, effective immediately prior to the effective time of the Merger.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Tesla and Merger Sub to SolarCity and by SolarCity to Tesla and Merger Sub. Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have knowledge, assuming due inquiry.

The Merger Agreement provides that a “material adverse effect” means, with respect to SolarCity or Tesla, as applicable, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially impedes, or materially delays the ability of such party to consummate the Merger or (b) materially adversely affects the business, properties, financial condition or results of operations of that party or its subsidiaries (including, in the case of SolarCity, partially owned entities formed in connection with SolarCity’s financing activities), taken as a whole. However, for purposes of the foregoing prong (b) of the definition of “material adverse effect,” none of the following factors nor any fact, circumstance, effect, change, event or development arising out of or relating to the following factors will constitute or be taken into account in determining whether there a material adverse effect has occurred or may, would or could occur:

•	changes or conditions generally affecting the industry in which such party or its subsidiaries operate in the regions where they operate in respect of the businesses conducted in such industries in such regions, except to the extent such effect has a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate;

•	general economic or political conditions or securities, credit, financial or other capital markets conditions in the United States or any foreign jurisdiction, except to the extent such effect has a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions;

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•	the execution and delivery of the Merger Agreement or the public announcement or pendency of the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners;

•	any change, in and of itself, in the market price or trading volume of such party’s securities or in its credit rating (provided that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•	any change in applicable law, regulation or U.S. GAAP, except to the extent such effect has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions;

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, except to the extent such effect has a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate, in respect of the businesses conducted in such industries in such regions;

•	any natural disaster, except to the extent such effect has a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions; or

•	any taking of any action at the written request of another party to the Merger Agreement.

In the Merger Agreement, Tesla and Merger Sub have made representations and warranties regarding, among other topics;

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries;

•	capital structure, including the number of shares of Tesla Common Stock and equity-based awards outstanding or reserved for issuance under the Tesla equity plans;

•	authority to execute and deliver and perform Tesla’s obligations under, and to consummate the transactions contemplated by, the Merger Agreement and the enforceability of the Merger Agreement against Tesla;

•	the declaration of advisability of the Merger Agreement by the Tesla Board and the approval of the Merger Agreement and the transactions contemplated thereby by the Tesla Board;

•	the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Tesla entering into the Merger Agreement and consummating the Merger and the other transactions contemplated by the Merger Agreement;

•	consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	documents filed with or furnished to the SEC by Tesla, financial statements, internal controls and accounting or auditing practices;

•	the absence of undisclosed liabilities and off-balance-sheet arrangements;

•	the absence of a material adverse effect on Tesla since December 31, 2015 and the conduct of business by Tesla in the ordinary course in all material respects since December 31, 2015;

•	the intended tax treatment of the Merger;

•	absence of certain litigation and governmental orders;

•	compliance with applicable laws and permits;

•	broker’s fees and expenses payable in connection with the Merger;

•	the receipt of an opinion from Evercore; and

•	the absence of prior activities by Merger Sub.

In the Merger Agreement, SolarCity has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries including partially owned entities formed in connection with SolarCity’s financing activities;

•	capital structure, including the number of shares of SolarCity Common Stock, stock options and other equity-based awards outstanding or reserved for issuance and voting rights of certain of SolarCity’s bondholders or noteholders;

•	authority to execute and deliver and perform its obligations under, and to consummate the transactions contemplated by, the Merger Agreement and the enforceability of the Merger Agreement against SolarCity;

•	the declaration of advisability of the Merger Agreement by the SolarCity Board and the Special Committee and the approval of the Merger Agreement and the transactions contemplated thereby by the SolarCity Board and the Special Committee;

•	SolarCity not having in effect a “poison pill” or similar stockholder rights plan;

•	the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of SolarCity’s entering into the Merger Agreement and consummating the Merger and the other transactions contemplated by the Merger Agreement;

•	consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	documents filed with or furnished to the SEC by SolarCity, financial statements, internal controls and accounting or auditing practices;

•	the absence of undisclosed liabilities and off-balance-sheet arrangements;

•	the absence of a material adverse effect on SolarCity since December 31, 2015 and the conduct of business by SolarCity in the ordinary course consistent with past practice in all material respects since December 31, 2015;

•	tax matters;

•	employee benefit plan matters;

•	absence of certain litigation and governmental orders;

•	compliance with applicable laws and permits;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property;

•	tax equity matters;

•	significant customers, suppliers and distributors;

•	broker’s fees and expenses payable in connection with the Merger;

•	product warranties and the absence of recalls;

•	the receipt of an opinion by the Special Committee from Lazard;

•	insurance;

•	the absence of certain affiliate transactions; and

•	the adoption of a forum selection bylaw provision.

Survival of Representations and Warranties

None of the representations and warranties in the Merger Agreement will survive the effective time of the Merger.

Conduct of Business

Each of Tesla and SolarCity has undertaken certain covenants in the Merger Agreement restricting the conduct of their respective businesses between the date of the Merger Agreement and the effective time of the Merger. In general, each of Tesla and SolarCity has agreed to (i) conduct their respective businesses in the ordinary course consistent with past customs and practices in all material respects and (ii) use their respective reasonable best efforts to preserve intact their respective business organizations and advantageous business relationships.

In addition, between the date of the Merger Agreement and the effective time of the Merger, Tesla has agreed not to take any of the following actions without the prior written consent of SolarCity (subject in each case to exceptions specified in the Merger Agreement or previously disclosed in writing to SolarCity as provided in the Merger Agreement):

•	amending its organizational documents in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Tesla or Merger Sub to consummate the Merger or otherwise be disproportionately adverse to SolarCity or holders of SolarCity Common Stock, except as required by law or the rules and regulations of the SEC or NASDAQ;

•	declaring or paying extraordinary dividends or other extraordinary distributions;

•	subdividing, reclassifying, recapitalizing, splitting, or combining any of its capital stock in a manner that would disproportionately adversely affect holders of SolarCity Common Stock relative to holders of Tesla Common Stock, or to the extent that such action would reasonably be expected to prevent, materially delay or materially impair the ability of Tesla or Merger Sub to consummate the Merger;

•	acquiring any business or material amount of assets if such acquisition would reasonably be expected to prevent, materially delay or materially impair the ability of Tesla or Merger Sub to consummate the Merger; and

•	authorizing or committing to, resolving or agreeing to take, any of the foregoing actions.

In addition, between the date of the Merger Agreement and the effective time of the Merger, SolarCity has agreed not to take any of the following actions without the prior written consent of Tesla (subject in each case to exceptions specified in the Merger Agreement or previously disclosed in writing to Tesla as provided in the Merger Agreement):

•	declaring or paying dividends or other distributions, other than dividends or distributions by a wholly owned subsidiary to its parent;

•	splitting, combining, subdividing or reclassifying any of its or its subsidiaries’ capital stock, equity interests or voting securities, or securities convertible into or exchangeable or exercisable for such stock, interests or securities or issuing of any other securities in substitution for shares of its or its subsidiaries’ capital stock, other equity interests or voting securities;

•	repurchasing, redeeming or otherwise acquiring its or its subsidiaries’ capital stock, voting securities or equity interests (or any securities convertible into or exchangeable or exercisable for such stock, interests or securities;

•

issuing, delivering, selling, granting, pledging or otherwise encumbering or subjecting to any lien (except for transactions among SolarCity and its wholly owned subsidiaries and for any liens in favor of the administrative agent under SolarCity’s existing credit agreement) (i) any shares of capital stock of SolarCity or any of its subsidiaries or any system financing entity, subject to certain exceptions, (ii) any other equity interests or voting securities of SolarCity or any of its subsidiaries or any system financing entity, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, SolarCity or any of its subsidiaries or any system financing entity, (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, SolarCity or any of its subsidiaries or any system financing entity, (v) any rights issued by SolarCity or any of its subsidiaries that are linked in any way to the price of any class of SolarCity Common Stock or any shares of capital stock of any subsidiary, the value of SolarCity, any subsidiary, or any part of SolarCity or any subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of SolarCity or any subsidiary, (vi) any SolarCity voting debt, or (vii) any SolarCity preferred stock, subject, in each case, to certain exceptions;

•	amending its organizational documents or amending in any material respect the organizational documents of any of its subsidiaries, except as required by laws or the rules and regulations of the SEC or NASDAQ;

•	except as required by SolarCity benefit plans in existence on July 31, 2016, (i) increasing the compensation or benefits payable to SolarCity’s directors, officers, employees or individual consultants, (ii) granting to any of SolarCity’s directors, officers, employees or individual consultants an increase in severance or termination pay, (iii) paying or awarding any bonuses or incentive compensation, except for payment of bonuses or incentive compensation that is accrued and earned but unpaid as of July 31, 2016 in the ordinary course of business, (iv) entering into any employment, severance or retention agreement with any of SolarCity’s directors, officers, employees or individual consultants (subject to certain exceptions), (v) establishing, adopting, entering into, amending or terminating any collective bargaining agreement or SolarCity benefit plan (subject to certain exceptions), (vi) taking any action to accelerate any payment or benefit payable to any of SolarCity’s directors, officers, employees or individual consultants, or (vii) hiring any employee or individual consultant whose annual base compensation exceeds $200,000;

•	making any material change in financial accounting methods, except as required by law or a change in U.S. GAAP;

•	acquiring or agreeing to acquire any equity interest in, or business of, any corporation, partnership, association or other similar business entity or division thereof or any properties or assets (with certain exceptions);

•	selling, leasing, mortgaging, encumbering, subjecting to a lien or otherwise disposing of properties or assets (other than sales of solar assets in connection with system financings conducted in the ordinary course consistent with past customs and practices in all material respects) that individually have a fair market value greater than $5 million or in the aggregate have a fair market value greater than $10 million;

•	redeeming, repurchasing, prepaying, defeasing, incurring, assuming, endorsing, guaranteeing or otherwise becoming liable for any indebtedness, other than:

•	indebtedness incurred prior to August 30, 2016 by SolarCity in the ordinary course of business pursuant to a credit facility the proceeds of which will be used for ongoing working capital purposes (“Working Capital Facilities”) in an aggregate amount, together with additional borrowings under SolarCity’s secured revolving credit facility with the guarantors and lenders party thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer (the “Secured Revolving Credit Facility”) not to exceed $125 million outstanding at any one time;

•	indebtedness in permanent replacement or refinancing of certain of SolarCity’s credit facilities, subject to certain conditions;

•	intercompany guarantees between SolarCity and its wholly owned subsidiaries in the ordinary course of business and to the extent permitted by the Secured Revolving Credit Facility;

•	intercompany indebtedness among SolarCity and its wholly owned subsidiaries in the ordinary course of business;

•	borrowings under the Secured Revolving Credit Facility in the ordinary course of business for working capital purposes not to exceed the sum of commitments under the Secured Revolving Credit Facility as of the date of the Merger Agreement and the excess of $125 million over borrowings under Working Capital Facilities, subject to certain requirements;

•	borrowings under certain other SolarCity credit facilities in the ordinary course of business not to exceed commitments under such facility as of the date of the Merger Agreement (plus, with respect to one such facility, $150 million and, with respect to another set of such facilities, $35 million);

•	backlever financing (as such term is defined in the Secured Revolving Credit Facility) incurred in the ordinary course of business, in an aggregate principal amount not to exceed $750 million;

•	prepayments as required by the terms of SolarCity’s or its subsidiaries’ indebtedness; or

•	indebtedness to finance a system refinancing (as such term is defined in the Secured Revolving Credit Facility) incurred solely by one or more system financing entities in the ordinary course of business in an aggregate principal amount not to exceed $800 million at any one time, provided that SolarCity gives Tesla a reasonable opportunity to review the terms of such indebtedness, and SolarCity considers Tesla’s comments and feedback in good faith;

provided that, notwithstanding the above, neither SolarCity nor its subsidiaries is permitted to incur any indebtedness under which the execution, delivery or performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, will conflict with, or result in any violation of or default, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) or any loss of a material benefit of SolarCity or any of its subsidiaries, or result in the creation of any lien, under such indebtedness;

•	making or agreeing to capital expenditures, other than capital expenditures set forth on a confidential capital plan provided by SolarCity to Tesla or expenditures required to be made by a governmental entity or to the extent necessary in good faith response to an emergency;

•	entering into or amending any contract, if such contract or amendment would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions under the Merger Agreement;

•	soliciting or entering into any transaction or agreement requiring or reasonably expected to cause SolarCity to abandon, terminate, materially delay or not consummate, or that would require, or would reasonably be expected to cause, SolarCity to fail to comply in any material respect with the Merger Agreement;

•	entering into or amending material contracts, to the extent that consummation of the Merger or compliance by SolarCity or its subsidiaries with the Merger Agreement would reasonably be expected to conflict with, cause a default under, give rise to a right of termination, cancelation or acceleration of an obligation under, result in the creation of a lien upon material properties or assets of SolarCity or its subsidiaries or require Tesla, SolarCity or any of their respective subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated or guaranteed right or entitlements of any third party under, or result in any material alteration of, such material contract or amendment;

•	entering into, modifying, amending, extending, renewing, replacing or terminating collective bargaining or other labor union contracts, other than in the ordinary course consistent with past customs and practices;

•	waiving, settling or compromising existing or potential claims, actions or proceedings (other than claims, actions or proceedings relating to taxes or any cash grants obtained pursuant to Section 1603 of the American Recovery and Reinvestment Tax Act of 2009, as amended (the “Section 1603 Grants”), other than for an amount equal to or less than amounts reserved with respect thereto in SolarCity public filings with the SEC or $1 million in the aggregate;

•	abandoning, encumbering, conveying or exclusively licensing certain material intellectual property or entering into agreements that impose material restrictions on SolarCity or its subsidiaries with respect to certain intellectual property owned by any third party, in each case, in the ordinary course consistent with past customs and practices in all material respects;

•	materially amending or modifying certain material contracts, if such amendment or modification would materially increase the obligations of or risk of liability to SolarCity;

•	(i) making, changing or revoking any material tax election, (ii) changing any material method of tax accounting or annual tax accounting period, (iii) requesting any tax ruling, (iv) filing any material amended tax return, (v) settling, compromising or admitting wrongdoing with respect to any existing or potential claim, action or proceeding related to taxes or Section 1603 Grants if such settlement, compromise or admission would or could reasonably be expected to, individually or in the aggregate, have an adverse effect that is material to SolarCity, or (vi) surrendering any claim for the material refund of taxes;

•	entering into a new line of business outside its existing business;

•	taking actions or omitting to take actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the Merger not being satisfied, (ii) result in new or additional required approvals from a governmental entity in connection with the transactions contemplated by the Merger Agreement or (iii) materially impair the ability of Tesla, SolarCity or Merger Sub to consummate the transactions contemplated by the Merger Agreement in accordance with its terms or materially delay such consummation;

•	dissolving or liquidating any of its subsidiaries (with certain exceptions);

•	entering into any amendment, waiver, supplement or other modification of material contracts governing the indebtedness or capped call transactions of SolarCity or any subsidiaries unless such amendment is acceptable to Tesla in its sole discretion (with certain exceptions); and

•	authorizing or committing to, resolving or agreeing to take, any of the foregoing actions.

Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Tesla and SolarCity in the joint preparation and filing of this joint proxy statement/prospectus and the convening of the Tesla and SolarCity Special Meetings to approve the transactions contemplated by the Merger Agreement; provided that, as long as a SolarCity Default (as defined in page 130) exists, Tesla is not required to convene the Tesla Special Meeting and has the right to postpone the date of the Tesla Special Meeting and publicly announce its reasons for doing so;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the Merger, including the participation of a representative designated by Tesla in SolarCity’s investment committee and weekly cash flow review processes;

•	the use of each party’s reasonable best efforts to take certain actions in connection with required regulatory filings, to the extent that the taking of such actions would not materially impair the expected benefits of the Merger and the other transactions contemplated by the Merger Agreement;

•	the use of each party’s reasonable best efforts to cause the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code;

•	cooperation between Tesla and SolarCity in the defense or settlement of any securityholder litigation relating to the Merger;

•	the taking of all steps required by Tesla, SolarCity and Merger Sub to ensure that any dispositions of SolarCity Common Stock and acquisitions of Tesla Common Stock are exempt transactions under Section 16 of the Securities and Exchange Act;

•	cooperation between Tesla and SolarCity in connection with public announcements;

•	the use of reasonable best efforts by Tesla to cause shares of Tesla Common Stock to be issued in the Merger to be approved for listing on NASDAQ;

•	Tesla’s obligations in connection with certain SolarCity employee matters;

•	SolarCity’s taking of all actions required by applicable convertible notes, capped call transactions and other outstanding indebtedness as a result of the execution and delivery of the Merger Agreement; and

•	cooperation between Tesla and SolarCity in connection with obtaining financing for the Merger.

SolarCity Go-Shop

At any time prior to September 14, 2016 (the “Go-Shop Period”), SolarCity may initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an acquisition proposal (as defined below), including by making available information (including non-public information and data) and other access to the person making such acquisition proposal pursuant to a customary confidentiality agreement and participate in discussions with respect to any acquisition proposals and cooperate with any such discussions or any attempt to make any acquisition proposals.

No later than two business days after the conclusion of the Go-Shop Period, SolarCity must notify Tesla in writing of the identity of any person from whom it has received an acquisition proposal prior to the conclusion of the Go-Shop Period, and provide a copy of any acquisition proposal made in writing and a written summary of the material terms of any acquisition proposal not made in writing. The Go-Shop Period concluded on September 14, 2016, with no parties qualifying as Excluded Parties.

No Solicitation of Alternative Proposals

Tesla was required, upon execution of the Merger Agreement, and SolarCity will be required, upon the conclusion of the Go-Shop Period and except with respect to an excluded party (as defined below), to (i) immediately cease all existing discussions or negotiations with respect to an acquisition proposal and (ii) require the prompt return or destruction of all confidential information previously furnished to any person or its representatives with respect to an acquisition proposal and immediately shut down all physical and electronic data room access to information.

Additionally, Tesla has agreed, from the time of the execution of the Merger Agreement, and SolarCity has agreed, from the conclusion of the Go-Shop Period and except with respect to an excluded party, and in both cases until the earlier of the consummation of the Merger or the termination of the Merger Agreement, not to, and not to authorize or permit any of their respective affiliates, directors, officers, employees or representatives to, directly or indirectly:

•	initiate, solicit or knowingly encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to result in an acquisition proposal, including by providing non-public information and other access to any person;

•	participate in discussions or negotiations regarding, or provide to any person nonpublic information and other access with respect to, or cooperate with any person with respect to, a proposal or offer that constitutes or would reasonably be expected to result in an acquisition proposal;

•	enter into any acquisition agreement, Merger Agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, relating to an acquisition proposal;

•	adopt resolutions or otherwise take any action to make the provisions of any anti-takeover statute inapplicable to any acquisition proposal; or

•

terminate, amend, release, modify or fail to enforce any provision (including a standstill provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a person to submit an acquisition proposal to the extent failure to take such action would be inconsistent with the fiduciary duties of the SolarCity Board or the Tesla Board, as applicable.

Notwithstanding these restrictions, the Merger Agreement provides that, if at any time prior to obtaining the requisite SolarCity stockholder approvals, SolarCity receives an acquisition proposal which did not result from a breach of the non-solicitation obligations set forth in the Merger Agreement, then SolarCity may (i) provide or otherwise make available information (including non-public information and data) and other access to the person making such acquisition proposal pursuant to an customary confidentiality agreement; provided that such information is substantially concurrently (and in any event within 48 hours) made available to Tesla; and (ii) participate in discussions with such person with respect to the acquisition proposal, if the SolarCity Board determines in good faith, after consultation with SolarCity’s outside counsel and financial advisor, that such acquisition proposal is or would reasonably be expected to lead to a SolarCity Superior Proposal (as defined on page 128).

The Merger Agreement also provides that, if at any time prior to obtaining the requisite Tesla stockholder approvals, Tesla receives an acquisition proposal which did not result from a breach of the non-solicitation obligations set forth in the Merger Agreement, then Tesla may (i) provide nonpublic information and other access to the person making such acquisition proposal pursuant to a customary confidentiality agreement; and (ii) participate in discussions with such person with respect to the acquisition proposal, if the Tesla Board determines in good faith, after consultation with Tesla’s outside counsel and financial advisor, that such acquisition proposal is or would reasonably be expected to lead to a Tesla Superior Acquisition Proposal.

The Merger Agreement also requires SolarCity (following the conclusion of the Go-Shop Period) (i) to notify Tesla promptly (and in any event within 48 hours) upon the later of (A) receipt of an acquisition proposal and (B) the conclusion of the Go-Shop Period, regarding any inquiry that may reasonably be expected to lead to an acquisition proposal, any request for information or any negotiations sought from either SolarCity or its Representative concerning an acquisition proposal, (ii) to include in its notice to Tesla a copy of the acquisition proposal and a written summary of the material terms of any acquisition proposal, inquiry or request not made in writing, and (iii) to keep Tesla reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, discussions or negotiations regarding (x) any acquisition proposal, in the case of any person that is not an excluded party (as defined below), or (y) any acquisition proposal that is or would reasonably be expected to lead to a SolarCity Superior Proposal, in the case of any person that is an excluded party.

For purposes of the Merger Agreement:

•	“Acquisition Proposal” means, with respect to either SolarCity or Tesla, any bona fide inquiry, proposal or offer made by any person for, in a single transaction or series of transactions (i) a Merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving such party, (ii) the direct or indirect acquisition by any person or group of 20% or more of the assets of such party and its subsidiaries on a consolidated basis or assets of such party and its subsidiaries representing 20% or more of the consolidated revenues or net income (including, in each case, securities) of such party, or (iii) the direct or indirect acquisition by any person or group of 20% or more of the voting power of the outstanding shares of such party’s common stock, including any tender offer or exchange offer that if consummated would result in any person beneficially owning shares with 20% or more of the voting power of the outstanding shares of such party’s common stock;

•

“Tesla Superior Acquisition Proposal” means a bona fide Acquisition Proposal for Tesla (with the percentages in clauses (i) and (ii) of the definition of such term changed from 20% to 50%) that the Tesla Board has determined in good faith, after consultation with outside legal counsel and its financial advisor, is more favorable to the Tesla stockholders than the Merger, taking into account all of the terms and conditions of such acquisition proposal (including the financing, likelihood and timing of consummation of such proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by SolarCity to Tesla in writing in response to such acquisition proposal;

•	“SolarCity Superior Proposal” means a bona fide Acquisition Proposal for SolarCity (with the percentages in clauses (i) and (ii) of the definition of such term changed from 20% to 50%) that the SolarCity Board has determined in good faith, after consultation with outside legal counsel and its financial advisor, is more favorable to the SolarCity stockholders than the Merger, taking into account all of the terms and conditions of such acquisition proposal (including the financing, likelihood and timing of consummation of such proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by Tesla to SolarCity in writing in response to such acquisition proposal; and

•	“Excluded Party” means any person or group from whom SolarCity or its representatives have received prior to the conclusion of the Go-Shop Period a written acquisition proposal that the SolarCity Board determines in good faith (such determination to be made no later than two business days after the conclusion of the Go-Shop Period), after consultation with its outside counsel and financial advisors and upon recommendation of the Special Committee, is or would reasonably be expected to result in a SolarCity Superior Proposal.

Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations

Tesla and SolarCity have agreed under the Merger Agreement to, through their respective boards of directors, recommend to their stockholders the Tesla Merger and Share Issuance Proposal and the SolarCity Merger Proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The Merger Agreement provides that, subject to the exceptions described below, neither the Tesla Board nor the SolarCity Board will (i) change, withhold, withdraw, qualify or modify, in a manner adverse to the other party (or publicly propose or resolve to change, withhold, withdraw qualify or modify) its recommendation of the Tesla Merger and Share Issuance Proposal or the SolarCity Merger Proposal, as applicable, (ii) fail to include the Tesla Merger and Share Issuance Proposal or the SolarCity Merger Proposal in the joint proxy statement/prospectus, as applicable, (iii) approve, authorize, endorse, declare advisable, adopt, enter into or recommend an acquisition proposal to its stockholders, or (iv) fail to recommend against the acceptance of a tender or exchange offer within 10 business days after its commencement (each of the following, an “adverse recommendation change”). The Merger Agreement also provides that neither the Tesla Board nor the SolarCity Board may authorize, adopt, or approve or propose to authorize, adopt or approve an acquisition proposal, or cause or permit Tesla or SolarCity, as applicable, or any of their subsidiaries, to enter into any alternative acquisition agreement (as defined below).

Notwithstanding the foregoing restrictions, at any time prior to obtaining the requisite SolarCity or Tesla stockholder approvals (as described below), as applicable, the SolarCity Board or the Tesla Board, as applicable, may, if it determines in good faith (after consultation with its outside counsel and financial advisor, and, in the case of an acquisition proposal received by the SolarCity Board, upon the recommendation of the Special Committee) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (i) make an adverse recommendation change and terminate the Merger Agreement to enter into a binding agreement providing for a Tesla Superior Acquisition Proposal or a SolarCity Superior Proposal, as applicable (following receipt of an acquisition proposal that did not result from a breach of the non-solicitation provisions in the Merger Agreement and that it determines in good faith, after consultation with its outside counsel and financial advisor, and, in the case of an acquisition proposal received by the SolarCity Board, upon the recommendation of the Special Committee, constitutes a SolarCity Superior Proposal) or (ii) make an adverse recommendation change in response to an Intervening Event (as defined below).

However, no adverse recommendation change and no termination of the Merger Agreement to accept a Tesla Superior Acquisition Proposal or a SolarCity Superior Proposal, as applicable, may be made unless such party first: (i) delivers to the other party, at least four business days prior to taking of any action, written notice of its intent to take such action specifying the reasons therefor and containing details or the Intervening Event or material terms of such proposal, as applicable, (ii) negotiates with the other party in good faith to make adjustments to the terms and conditions of the Merger Agreement that would render such action unnecessary, and (iii) such party’s board, after having considered in good faith any changes offered by the other party with its outside counsel and financial advisor, determines that (A) the Intervening Event still remains in effect and it would be inconsistent with its fiduciary duties not to take such action, or (B) the acquisition proposal continues to constitute a Tesla Superior Acquisition Proposal or SolarCity Acquisition Proposal, as applicable, and it would be inconsistent with its fiduciary duties not to take such action.

For purposes of the Merger Agreement, “Intervening Event” means, with respect to either SolarCity or Tesla, a development or change in circumstances that is unknown to the SolarCity Board or the Tesla Board, respectively, or any committee thereof as of the date of the Merger Agreement, but becomes known to the SolarCity Board or the Tesla Board prior to obtaining the requisite SolarCity or Tesla stockholder approvals, as applicable; provided that the following will not be deemed to constitute or contribute to an Intervening Event:

•	changes in market price or trading volume of SolarCity Common Stock or Tesla Common Stock, respectively, in and of itself; and

•	the receipt, existence of or terms of an acquisition proposal or any inquiry relating to such acquisition proposal, and the consequences thereof.

Conditions to the Completion of the Merger

The obligations of each of Tesla and SolarCity to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	approval by SolarCity stockholders of the SolarCity Merger Proposal (see the section entitled “The SolarCity Special Meeting of Stockholders—Required Vote” beginning on page 53);

•	approval by Tesla stockholders of the Tesla Merger and Share Issuance Proposal (see the section entitled “The Tesla Special Meeting of Stockholders—Required Vote” beginning on page 50);

•	approval for listing by NASDAQ, subject to official notice of issuance, of the Tesla Common Stock issuable to SolarCity stockholders in the Merger;

•	termination or expiration of any applicable waiting period under the HSR Act, which early termination was granted by the FTC on August 24, 2016 (see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 113);

•	absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prevents, makes illegal or prohibits the closing of the Merger;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part;

•	the other party having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	absence of a material adverse effect with respect to the other party since the date of the Merger Agreement;

•	receipt of an officer’s certificate executed by an executive officer of the other party certifying that the two preceding conditions have been satisfied; and

•	receipt of an opinion of that party’s counsel to the effect that the Merger will qualify as a “reorganization” under the Code.

In addition, the obligations of Tesla and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of SolarCity relating to organization, standing, power, capital structure (with the exception of certain representations and warranties related to capital stock and other securities), authority, execution and delivery, enforceability and accounts payables being true and correct in all material respects as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	certain representations and warranties of SolarCity relating to capital stock and other securities and brokers’ fees and expenses being true and correct (except for de minimis inaccuracies) as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	the representations and warranties of SolarCity relating to the absence of a material adverse effect since December 31, 2015 being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	each other representation and warranty of SolarCity being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	with respect to any indebtedness of SolarCity or any of its subsidiaries (including any partially owned entity formed in connection with its financing activities) in excess of $10 million, the absence of any event or condition that (with or without notice and/or lapse of time) (a) results in any such indebtedness (or would have resulted under the terms of such indebtedness as in effect on the date of the Merger Agreement unless such event or condition has been permanently waived, subject to certain qualifications) becoming due prior to its scheduled maturity or requiring prepayment in whole or in part prior to its scheduled maturity (with certain limited exceptions in the case of mandatory partial prepayments or repurchases), or constitutes (or would have constituted such a breach or default under the terms thereof as in effect on the date of the Merger Agreement unless such event or condition has been permanently waived, subject to certain qualifications) a breach or default under its terms or enables or permits (or would have enabled or permitted under the terms of the applicable indebtedness as in effect on the date of the Merger Agreement) the holder or holders of such indebtedness to cause such indebtedness to become due or require repayment in whole or in part prior to its scheduled maturity (with certain limited exceptions in the case of mandatory partial prepayments or repurchases), or (b) any failure to pay the principal of any such indebtedness upon its stated maturity (any such event, a “SolarCity Default”), and the receipt of an officer’s certificate executed by an executive officer of SolarCity certifying that this condition has been satisfied; and

•	SolarCity’s accounts payables not exceeding $75 million more than the amount of its accounts payables on May 31, 2016, and the receipt of an officer’s certificate executed by an executive officer of SolarCity certifying that this condition has been satisfied.

In addition, the obligations of SolarCity to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Tesla and Merger Sub relating to organization, standing, power, capital structure (except for certain representations and warranties relating to capital stock) authority, execution and delivery and enforceability being true and correct in all material respects as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	certain representations and warranties of SolarCity relating to capital stock being true and correct (except for de minimis inaccuracies) as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date); and

•	each other representation and warranty of SolarCity being true and correct as of the date of the Merger Agreement and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Tesla and SolarCity;

•	by either Tesla or SolarCity:

•	if the Merger is not consummated by April 30, 2017 (the “End Date”); provided that this right to terminate the Merger Agreement will only be available to a party that complied with its covenant to use reasonable best efforts to consummate the Merger and all related covenants and will not be available to a party if the failure of the Merger to occur on or before the End Date is a proximate result of a breach of the Merger Agreement by such party;

•	if Tesla stockholders fail to approve the Tesla Merger and Share Issuance Proposal at the Tesla Special Meeting;

•	if SolarCity stockholders fail to approve the SolarCity Merger Proposal at the SolarCity Special Meeting;

•	if the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the conditions to the terminating party’s obligations to complete the Merger would not then be satisfied and such breach is not reasonably capable of being cured or is not cured by the breaching party, as the case may be, within 90 days after receiving written notice from the terminating party;

•	if (i) prior to obtaining the requisite stockholder approvals the board of directors of the other party effects an adverse recommendation change, or (ii) the other party fails to include its recommendation of the Tesla Merger and Share Issuance Proposal or the SolarCity Merger Proposal, as applicable, in this joint proxy statement/prospectus; or

•	if permitted by and in compliance with the terms of the Merger Agreement, prior to obtaining their respective stockholder approvals, as applicable, in order to enter into a binding agreement providing for a Tesla Superior Acquisition Proposal or SolarCity Superior Proposal, as applicable.

If the Merger Agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except in the case of fraud, intentional misrepresentation or intentional breach of a covenant or agreement contained in the Merger Agreement. The provisions of the Merger Agreement relating to fees and expenses, effects of termination, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between Tesla and SolarCity, will continue in effect notwithstanding termination of the Merger Agreement.

Expenses and Termination Fees

Generally, each party shall pay all fees and expenses incurred by it in connection with the Merger and the other transactions and agreements contemplated by the Merger Agreement. However, upon a termination of the Merger Agreement, a party may become obligated to pay to the other party a termination fee, in the following circumstances:

SolarCity will be obligated to pay a termination fee of $78.2 million in cash to Tesla if:

•	the Merger Agreement is terminated by Tesla, or in certain circumstances, could have been terminated by Tesla, because (i) prior to obtaining the approval of the SolarCity stockholders of the SolarCity Merger Proposal, the SolarCity Board withdrew, modified (in a manner adverse to Tesla) or proposed publicly to withdraw or modify (in a manner adverse to Tesla), its recommendation of the SolarCity Merger Proposal or (ii) SolarCity failed to include its recommendation of the SolarCity Merger Proposal in this joint proxy statement/prospectus;

•	the Merger Agreement is terminated by SolarCity, as permitted by and in compliance with the terms of the Merger Agreement, prior to obtaining the approval of the SolarCity stockholders required to consummate the Merger, in order to enter into a binding agreement providing for a SolarCity Superior Proposal, other than with an excluded party; or

•	each of the following three events occurs:

•	the Merger Agreement is terminated (i) because the Merger had not been consummated by the End Date, (ii) because SolarCity stockholders failed to approve the Merger proposal or (iii) by Tesla, because SolarCity breached or failed to perform any of its covenants or agreements in the Merger Agreement, or because any of SolarCity’s representations or warranties failed to be true and correct, in either case, such that the conditions to Tesla’s obligations to complete the Merger were not then satisfied (in the case of clause (iii), subject to the cure right described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 131);

•	prior to the SolarCity Special Meeting, in the case of clause (ii) in the immediately preceding bullet, or prior to the termination of the Merger Agreement, in the case of clauses (i) or (iii) in the immediately preceding bullet, a third party made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the SolarCity Special Meeting or the date of termination of the Merger Agreement (as applicable), an acquisition proposal with respect to SolarCity that had become known to the public; and

•	within 12 months after such termination, SolarCity enters into a definitive agreement to consummate or has consummated an acquisition proposal relating to SolarCity (provided that for the purposes of the foregoing, the references to 20% in the definition of “acquisition proposal” will be deemed references to 50%).

SolarCity will be obligated to pay a termination fee of $26.1 million in cash to Tesla if the Merger Agreement is terminated by SolarCity, as permitted by and in compliance with the terms of the Merger Agreement, prior to obtaining the approval of the SolarCity stockholders of the SolarCity Merger Proposal, in order to enter into a binding agreement providing for a SolarCity Superior Proposal with an Excluded Party, as described in the section entitled “—SolarCity Go-Shop” beginning on page 126.

Tesla will be obligated to pay a termination fee of $78.2 million in cash to SolarCity if:

•	the Merger Agreement is terminated by SolarCity (or in certain circumstances, could have been terminated by SolarCity) because (i) prior to obtaining the approval of Tesla stockholders of the Tesla Merger and Share Issuance Proposal, the Tesla Board withdrew, modified (in a manner adverse to SolarCity) or proposed publicly to withdraw or modify (in a manner adverse to SolarCity), its recommendation of the Tesla Merger and Share Issuance Proposal or (ii) Tesla failed to include its recommendation of the Tesla Merger and Share Issuance Proposal in this joint proxy statement/prospectus;

•	the Merger Agreement is terminated by Tesla, as permitted by and in compliance with the terms of the Merger Agreement, prior to obtaining the approval of the Tesla stockholders of the Tesla Merger and Share Issuance Proposal, in order to enter into a binding agreement providing for a Tesla Superior Acquisition Proposal; or

•	each of the following three events occurs:

•	the Merger Agreement is terminated (i) because the Merger had not been consummated by the End Date, (ii) because Tesla stockholders failed to approve the Tesla Merger and Share Issuance Proposal at the Tesla Special Meeting or (iii) by SolarCity, because Tesla breached or failed to perform any of its covenants or agreements in the Merger Agreement, or because any of Tesla’s representations or warranties failed to be true and correct, in either case, such that the conditions to SolarCity’s obligations to complete the Merger were not then satisfied (in the case of clause (iii), subject to the cure right described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 131);

•	prior to the Tesla Special Meeting, in the case of clause (ii) in the immediately preceding bullet, or prior to the termination of the Merger Agreement, in the case of clauses (i) or (iii) in the immediately preceding bullet, a third party made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the SolarCity Special Meeting or the date of termination of the Merger Agreement (as applicable) an acquisition proposal with respect to Tesla that had become known to the public ; and

•	within 12 months after such termination, Tesla enters into a definitive contract to consummate or has consummated an acquisition proposal relating to Tesla (provided that for the purposes of the foregoing, the references to 20% in the definition of “acquisition proposal” will be deemed to be references to 50%).

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that the indemnification, advancement of expenses and exculpation rights of each former and present director and officer of SolarCity or any SolarCity subsidiary, and each person who served as a director, officer, member, trustee or fiduciary of another entity or employee benefit plan at the request or for the benefit of SolarCity or any SolarCity subsidiary (each an “Indemnified Party”), that are provided for in any organizational document of SolarCity or any SolarCity subsidiary or in any other agreement that was provided to Tesla prior to the date of the Merger Agreement, will survive the Merger. The Merger Agreement also requires Tesla to maintain for six years following the Merger the exculpation, indemnification and advancement of expenses provisions of SolarCity’s and any SolarCity subsidiary’s articles of incorporation and bylaws or other organization documents in effect immediately prior to the effective time of the Merger or in any other agreement that was provided to Tesla prior to the date of the Merger Agreement, and not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving company’s certificate of incorporation and bylaws in any manner that would adversely affect the rights of any individual who before the effective time of the Merger was an Indemnified Party. The Merger Agreement requires Tesla to indemnify and advance funds to the indemnified parties to the fullest extent permitted by applicable law against costs, expenses, losses and amounts paid in settlement in connection with any action arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of SolarCity or a SolarCity subsidiary or is or was serving at the request of SolarCity or a SolarCity subsidiary; however, the Indemnified Party to whom funds are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also requires Tesla to maintain for six years following the Merger directors’ and officers’ liability insurance on terms and conditions not less favorable to the insured persons and at an annual cost not to exceed a specified cap. SolarCity may in its discretion purchase, and Tesla may in its discretion purchase if SolarCity declines to do so, a “tail” directors’ and officers’ liability insurance policy in lieu of the foregoing, in each case for a cost not to exceed the specified cap.

Employee Matters

The Merger Agreement provides that Tesla will (or will cause the surviving company to) assume, honor and fulfill all of the obligations under the SolarCity benefit plans in accordance with their terms.

Effective as of the effective time of the Merger and continuing through the end of the fiscal quarter in which the effective time of the Merger occurs, Tesla will provide (or cause to be provided) to each continuing SolarCity employee a level of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that are equal to the level of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that were provided to the continuing SolarCity employee immediately prior to the effective time of the Merger. In addition, Tesla will (or will cause the surviving corporation to) (a) recognize service of each continuing SolarCity employee for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) under the Tesla benefit plans in which such employee participates to the same extent as such service was taken into account under a corresponding SolarCity benefit plan (and to the extent that such credit does not result in a duplication of benefits for the same period of service); and (b) assume the liability for any accrued personal, sick or vacation time of continuing SolarCity employees and allow such employees to use such accrued time in accordance with Tesla’s practices and policies.

Tesla will (or will cause the surviving company to) (a) cause each continuing SolarCity employee to be immediately eligible to participate, without any waiting time, in Tesla benefit plans to the extent coverage under such plan replaces coverage under a comparable SolarCity benefit plan in which the employee participated immediately before the effective time of the Merger; and (b) for purposes of each Tesla benefit plan providing medical, dental, pharmaceutical and/or vision benefits to any continuing SolarCity employee, (i) waive all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Tesla benefit plan for the employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable SolarCity benefit plan in which the employee participated immediately prior to the effective time of the Merger, and (ii) provide the SolarCity continuing employee with credit for any eligible expenses incurred by the employee and his or her covered dependents under a SolarCity benefit plan during the portion of the plan year prior to the effective time of the Merger for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to the employee and his or her covered dependents under the Tesla benefit plan for the plan year in which the effective time of the Merger occurs.

Amendment, Extensions and Waivers

Amendment. The Merger Agreement may be amended by the parties, in writing, at any time before or after receipt of the requisite stockholder approvals. However, after stockholder approval has been received, no amendment is permissible that would require further stockholder approval under applicable law without further approval of such stockholders.

Extension; Waiver. At any time prior to the effective time of the Merger, any party may, in writing, (i) extend the time of performance of any obligation to act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party, (iii) waive compliance by the other party with any of the covenants and agreements contained in the Merger Agreement or (iv) waive the satisfaction of any of the conditions contained in the Merger Agreement.

No Third Party Beneficiaries

The Merger Agreement is not intended to confer any rights or remedies upon any person other than the parties and, as described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 133, the indemnified parties.

Specific Performance

The parties have agreed in the Merger Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

THE VOTING AGREEMENT

On July 31, 2016, concurrently with the execution of the Merger Agreement, SolarCity entered into a voting and support agreement (the “Voting Agreement”) with Mr. Elon Musk, solely in his capacity as a holder of SolarCity Common Stock and not in any other capacity, and the Elon Musk Revocable Trust dated July 22, 2003 (collectively, the “EM Stockholders”), pursuant to which, among other things:

•	the EM Stockholders agreed that they will vote their shares of SolarCity Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, unless the SolarCity Board withdraws its recommendation with respect to the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement; and

•	in the event that SolarCity terminates the Merger Agreement in order to enter into a binding agreement with respect to an alternative proposal for the acquisition of SolarCity in accordance with the terms of the Merger Agreement, the EM Stockholders agreed that they would vote their shares of SolarCity Common Stock in favor of, or tender their shares of SolarCity Common Stock with respect to, that alternative proposal, as applicable, in the same proportion as all other shares of SolarCity Common Stock are voted in favor of, or tendered with respect to, that alternative proposal (or, at their option, the EM Stockholders may vote their shares entirely or in a greater proportion in favor of that alternative proposal).

In addition, the EM Stockholders agreed that in the event they transfer shares of SolarCity Common Stock (other than by way of charitable gifts or donations) and do not retain voting power over such shares but either (i) remain a beneficial owner of such shares or (ii) retain the economic benefits of such shares, the transferee must agree in writing to the terms of the Voting Agreement by executing and delivering a joinder agreement.

The Voting Agreement automatically terminates upon the earliest of: (i) with respect to the EM Stockholders’ obligations in respect of the Merger Agreement and the Merger, (A) the effective time of the Merger, (B) the termination of the Merger Agreement in accordance with its terms and (C) the written agreement of the EM Stockholders and SolarCity to terminate the Voting Agreement; and (ii) with respect to the EM Stockholders’ obligations in respect of an alternative proposal for the acquisition of SolarCity, (A) the effective time of any Merger or other transaction of SolarCity provided for in the binding agreement that provides for that alternative proposal, or (B) the termination of the binding agreement that provides for that alternative proposal in accordance with its terms.

The foregoing description of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference into this joint proxy statement/prospectus.

FUTURE LIQUIDITY NEEDS OF THE COMBINED COMPANY

As of June 30, 2016, Tesla had $3.25 billion in principal sources of liquidity available from its cash and cash equivalents, which included $2.76 billion of money market funds. Subsequent to June 30, 2016, Tesla has received notices of conversion from holders of approximately $426 million in aggregate principal amount of Tesla’s convertible senior notes due 2018 (“2018 Notes”), which conversions require Tesla to repay the principal amount in cash. Tesla expects to pay this amount in the third quarter of 2016 and, after giving effect to these conversions, Tesla has approximately $220 million in aggregate principal amount of 2018 Notes outstanding.

Sources of cash are predominately from Tesla’s deliveries of vehicles, as well as customer deposits for vehicles, sales of regulatory credits, proceeds from retail financing activities, sales of energy products, and non-warranty repair and maintenance services. While Tesla expects that its current sources of liquidity, including cash and cash equivalents, together with its current projections of cash flow from operating and retail financing activities, will provide it with adequate liquidity based on its current plans through at least the end of the current fiscal year, Tesla is currently planning to raise additional funds by the end of this year, including through potential equity or debt offerings, subject to market conditions and recognizing that Tesla cannot be certain that additional funds would be available to it on favorable terms or at all. The amount of funds that Tesla intends to raise has not yet been determined and will vary based on a number of factors, including Tesla and the Combined Company’s liquidity needs as well as access to current and future sources of liquidity. For additional information, see the section entitled “Risk Factors” beginning on page 36.

Such additional funds would be used primarily for tooling, production equipment and construction of the Tesla’s Model 3 production lines, equipment to support cell production at Tesla’s Gigafactory, as well as new Tesla retail locations, service centers and Supercharger locations and general corporate purposes. Secondarily, if the Merger with SolarCity is completed, a portion of the additional funds would also be used to support the additional capital needs of the Combined Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of SolarCity Common Stock that receive Tesla Common Stock pursuant to the Merger. This discussion is limited to U.S. holders who hold their SolarCity common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of SolarCity Common Stock in light of their particular facts and circumstances and does not apply to holders of SolarCity Common Stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders that are not U.S. holders, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of SolarCity Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders who own (or are deemed to own) 5% or more of the outstanding stock of SolarCity, and holders who acquired (or will acquire) their shares of SolarCity Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of SolarCity Common Stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of SolarCity Common Stock should consult their tax advisors regarding the tax consequences of the Merger to them.

ALL HOLDERS OF SOLARCITY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of SolarCity Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

General

SolarCity and Tesla intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Tesla’s obligation to complete the Merger that Tesla receive an opinion from Wachtell Lipton, special counsel to Tesla, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to SolarCity’s obligation to complete the Merger that SolarCity receive an opinion from Skadden, counsel to the SolarCity Special Committee, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from SolarCity, Tesla and Merger Sub, as well as certain covenants and undertakings by SolarCity, Tesla and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the Merger could differ from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither SolarCity nor Tesla intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. If the IRS were to successfully challenge the “reorganization” status of the Merger, the tax consequences would differ from those described in this joint proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Accordingly, on the basis of the opinions described above, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares:

•	a U.S. holder of SolarCity Common Stock will not recognize any gain or loss upon the exchange of shares of SolarCity Common Stock for shares of Tesla Common Stock in the Merger;

•	a U.S. holder of SolarCity Common Stock will have a tax basis in the Tesla Common Stock received in the Merger (including any fractional shares of Tesla Common Stock deemed received and exchanged for cash as described below) equal to the tax basis of the SolarCity Common Stock surrendered in exchange therefor; and

•	a U.S. holder of SolarCity Common Stock will have a holding period for shares of Tesla Common Stock received in the Merger (including any fractional shares of Tesla Common Stock deemed received and exchanged for cash as described below) that includes its holding period for its shares of SolarCity Common Stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional shares of Tesla Common Stock will be distributed to holders of SolarCity Common Stock in connection with the Merger. A U.S. holder that receives cash in lieu of a fractional share of Tesla Common Stock as a part of the Merger will generally be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share of Tesla Common Stock for cash. As a result, such U.S. holder will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of SolarCity Common Stock allocable to the fractional share. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of SolarCity Common Stock is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding at the applicable rate (currently, 28%) may apply with respect to certain payments, such as cash received for fractional shares, unless the U.S. holder of the SolarCity Common Stock receiving such payments (i) is an exempt holder (and that, when required, provides certification as to its exempt status) or (ii) provides a properly completed IRS Form W-9 containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following sets forth the unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) of Tesla after giving effect to the proposed Merger with SolarCity (the “Merger”). The Unaudited Pro Forma Condensed Combined Statements of Operations (the “Pro Forma Statement(s) of Operations”) give effect to the Merger as if it was consummated on January 1, 2015. The “Unaudited Pro Forma Condensed Combined Balance Sheet” (the “Pro Forma Balance Sheet”) gives effect to the Merger as if it was consummated on June 30, 2016. The Pro Forma Balance Sheet as of June 30, 2016 combines the consolidated balance sheets of Tesla and SolarCity as of June 30, 2016. The Pro Forma Statement of Operations for the year ended December 31, 2015 combines the results of operations of Tesla and SolarCity for the year ended December 31, 2015. The Pro Forma Statement of Operations for the six months ended June 30, 2016 combines the results of operations of Tesla and SolarCity for the six months ended June 30, 2016. The historical consolidated financial information has been adjusted in the Pro Forma Financial Statements to reflect the pro forma impact of events that are directly attributable to the transactions contemplated by the Merger Agreement, factually supportable and, with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the combined results. These Pro Forma Financial Statements do not include the effects of any transactions that took place subsequent to June 30, 2016 or any potential debt or equity offerings, including the $124 million in 6.5% Solar Bonds issued by SolarCity in August 2016, the $305 million cash equity financing by SolarCity in September 2016, and up to $300 million available pursuant to the secured warehouse credit facility established by Tesla with Deutsche Bank in August 2016 to support Tesla Finance’s direct vehicle leasing program.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. The acquisition method of accounting is dependent upon certain valuations and other studies that are in progress. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of preparing the Pro Forma Financial Statements and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying Pro Forma Financial Statements and Tesla’s future results of operations and financial position.

The Pro Forma Financial Statements do not reflect any cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing or other restructuring that may result from the Merger. The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed on the dates assumed, nor are they necessarily indicative of the future operating results or financial position of the combined company. In addition, the Pro Forma Financial Statements include adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. Transactions and balances between Tesla and SolarCity during the periods presented in the Pro Forma Financial Statements have been eliminated as if Tesla and SolarCity were consolidated during the periods presented.

The Pro Forma Financial Statements have been derived from and should be read in conjunction with the consolidated financial statements and the related notes of Tesla and SolarCity included in their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, incorporated herein by reference.

Tesla Motors, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2016

(in thousands)

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	Tesla	SolarCity
Assets
Current Assets
Cash and cash equivalents	$3,246,301	$145,714	$—		$3,392,015
Restricted cash and marketable securities	24,525	99,477	—		124,002
Accounts receivable	178,594	63,682	(960)	(a)	241,316
Rebates receivable	—	15,786	—		15,786
Inventory	1,609,607	229,699	—		1,839,306
Prepaid expenses and other current assets	144,678	56,954	(6,061)	(b), (c)	195,571

Total current assets	5,203,705	611,312	(7,021)		5,807,996

Operating lease vehicles, net	2,533,726	—	—		2,533,726
Solar energy systems, leased and to be leased, net	—	5,173,624	76,322	(d)	5,249,946
Property, plant and equipment, net	3,993,250	909,290	—		4,902,540
Intangible assets, net	—	163,406	205,719	(e)	369,125
Goodwill	—	321,865	66,084	(f)	387,949
MyPower customer notes receivable, net of current portion	—	529,852	(1,031)	(g)	528,821
MyPower deferred costs	—	237,460	(237,460)	(b)	—
Restricted cash, net of current portion	71,621	73,775	—		145,396
Other assets	66,650	203,496	(119,817)	(b), (c)	150,329

Total assets	$11,868,952	$8,224,080	$(17,204)		$20,075,828

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Tesla Motors, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2016

(in thousands)

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	Tesla	SolarCity
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,114,878	$214,145	$(960)	(a)	$1,328,063
Accrued liabilities	558,212	215,341	12,794	(c), (h), (l)	786,347
Deferred revenue	558,816	120,506	(47,378)	(i)	631,944
Deferred U.S. Treasury grant income	—	14,913	(14,913)	(j)	—
Resale value guarantees	227,838	—	—		227,838
Customer deposits	679,834	5,775	—		685,609
Solar bonds	—	184,296	773	(k)	185,069
Solar asset-backed notes	—	18,275	1,312	(k)	19,587
Financing obligation	—	42,862	—		42,862
Current portion of long-term debt and capital leases	626,826	275,438	1,823	(k)	904,087
Distributions payable to non-controlling interests and redeemable non-controlling interests	—	9,396	—		9,396

Total current liabilities	3,766,404	1,100,947	(46,549)		4,820,802

Long-term debt and capital leases, net of current portion	2,620,002	2,109,743	(205,470)	(k)	4,524,275
Deferred revenue, net of current portion	533,253	1,082,241	(900,184)	(i)	715,310
Deferred U.S. Treasury grant income, net of current portion	—	364,247	(364,247)	(j)	—
Resale value guarantees, net of current portion	1,779,509	—	—		1,779,509
Solar bonds, net of current portion	—	33,530	141	(k)	33,671
Solar asset-backed notes, net of current portion	—	604,783	43,419	(k)	648,202
Financing obligation, net of current portion	—	77,268	—		77,268
Other long-term liabilities and deferred credits	612,344	979,946	(25,303)	(c), (e), (l)	1,566,987

Total liabilities	9,311,512	6,352,705	(1,498,193)		14,166,024

Redeemable non-controlling interests in subsidiaries	—	344,932	(76,047)	(m)	268,885
Convertible senior notes	37,146	—	—		37,146
Stockholders’ equity
Common stock	148	10	1	(n)	159
Additional paid-in capital	5,383,731	1,287,960	1,007,858	(n), (o)	7,679,549
Accumulated other comprehensive income	34,193	—	—		34,193
Accumulated deficit	(2,897,778)	(397,167)	538,944	(h), (n), (p)	(2,756,001)

Total stockholders’ equity	2,520,294	890,803	1,546,803		4,957,900

Non-controlling interests in subsidiaries	—	635,640	10,233	(m)	645,873

Total liabilities and stockholders’ equity	$11,868,952	$8,224,080	$(17,204)		$20,075,828

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Tesla Motors, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2015

(in thousands, except for per share amounts)

	Historical		Pro Forma Adjustments (Note 5)		Pro Forma Combined
	Tesla	SolarCity
Revenues
Automotive	$3,740,973	$—	$—		$3,740,973
Services and other	305,052	—	(7,996)	(a)	297,056
Operating leases and solar energy systems incentives	—	293,543	(58,340)	(b)	235,203
Solar energy systems and components sales	—	106,076	(16,612)	(b)	89,464

Total revenues	4,046,025	399,619	(82,948)		4,362,696

Cost of revenues
Automotive	2,823,302	—	—		2,823,302
Services and other	299,220	—	—		299,220
Operating leases and solar energy systems incentives	—	165,546	7,945	(c), (d), (e)	173,491
Solar energy systems and components sales	—	115,245	(8,006)	(j)	107,239

Total cost of revenues	3,122,522	280,791	(61)		3,403,252

Gross profit	923,503	118,828	(82,887)		959,444

Operating expenses
Research and development	717,900	64,925	—		782,825
Selling, general and administrative	922,232	701,693	(3,126)	(e)	1,620,799

Total operating expenses	1,640,132	766,618	(3,126)		2,403,624

Loss from operations	(716,629)	(647,790)	(79,761)		(1,444,180)
Interest income	1,508	—	—		1,508
Interest expense	(118,851)	(91,939)	(47,403)	(f)	(258,193)
Other expense, net	(41,652)	(25,767)	—		(67,419)

Loss before income taxes	(875,624)	(765,496)	(127,164)		(1,768,284)
Provision (benefit) for income taxes	13,039	3,326	(3,774)	(g)	12,591

Net loss	(888,663)	(768,822)	(123,390)		(1,780,875)

Net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(710,492)	(15,725)	(h)	(726,217)

Net loss attributable to stockholders	$(888,663)	$(58,330)	$(107,665)		$(1,054,658)

Net loss per share of common stock, basic and diluted	$(6.93)	$(0.60)			$(7.57	) (i)

Weighted average shares used in computing net loss per share of common stock, basic and diluted	128,202	97,201			139,231	(i)

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Tesla Motors, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2016

(in thousands, except for per share amounts)

	Historical		Pro Forma Adjustments (Note 5)		Pro Forma Combined
	Tesla	SolarCity
Revenues
Automotive	$2,207,916	$—	$—		$2,207,916
Services and other	209,149	—	(5,783)	(a)	203,366
Operating leases and solar energy systems incentives	—	195,204	(27,344)	(b)	167,860
Solar energy systems and components sales	—	113,152	(8,306)	(b)	104,846

Total revenues	2,417,065	308,356	(41,433)		2,683,988
Cost of revenues
Automotive	1,688,598	—	—		1,688,598
Services and other	201,223	—	—		201,223
Operating leases and solar energy systems incentives	—	113,568	6,589	(c), (d), (e)	120,157
Solar energy systems and components sales	—	93,500	(4,003)	(j)	89,497

Total cost of revenues	1,889,821	207,068	2,586		2,099,475

Gross profit	527,244	101,288	(44,019)		584,513

Operating expenses
Research and development	374,146	28,294	—		402,440
Pre-production expense	—	35,772	—		35,772
Restructuring and other	—	29,083	—		29,083
Selling, general and administrative	639,362	415,753	(445)	(e)	1,054,670

Total operating expenses	1,013,508	508,902	(445)		1,521,965
Loss from operations	(486,264)	(407,614)	(43,574)		(937,452)
Interest income	3,493	—	—		3,493
Interest expense	(86,993)	(69,606)	(28,343)	(f)	(184,942)
Other income (expense), net	1,804	(56,201)	—		(54,397)

Loss before income taxes	(567,960)	(533,421)	(71,917)		(1,173,298)
Provision (benefit) for income taxes	7,495	(59)	(1,203)	(g)	6,233

Net loss	(575,455)	(533,362)	(70,714)		(1,179,531)

Net loss attributable to non-controlling interests and redeemable non-controlling interests	—	(452,885)	27,404	(h)	(425,481)

Net loss attributable to stockholders	$(575,455)	$(80,477)	$(98,118)		$(754,050)

Net loss per share of common stock, basic and diluted	$(4.22)	$(0.81)			$(5.12	) (i)

Weighted average shares used in computing net loss per share of common stock, basic and diluted	136,330	98,779			147,359	(i)

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of presentation

The Pro Forma Financial Statements are derived from the historical financial statements of Tesla and SolarCity as adjusted to give effect to the proposed Merger with SolarCity. The Pro Forma Statements of Operations for the year ended December 31, 2015 and the six months ended on June 30, 2016 give effect to the proposed Merger as if it had occurred on January 1, 2015. The Pro Forma Balance Sheet as of June 30, 2016 gives effect to the proposed Merger as if it had occurred on June 30, 2016. These Pro Forma Financial Statements do not include the effects of any transactions that took place subsequent to June 30, 2016 or potential debt or equity offerings, including the $124 million in 6.5% Solar Bonds offered by SolarCity in August 2016, the $305 million cash equity financing by SolarCity in September 2016, and up to $300 million available pursuant to the secured warehouse credit facility established by Tesla with Deutsche Bank in August 2016 to support Tesla Finance’s direct vehicle leasing program.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. The acquisition method of accounting is dependent upon certain valuations and other studies that are in progress. The final determination of fair value of assets acquired and liabilities assumed could result in material changes to the Pro Forma Financial Statements.

In order to prepare the Pro Forma Financial Statements, Tesla performed a preliminary review of SolarCity’s accounting policies to identify significant differences from Tesla’s accounting policies used to prepare Tesla’s historical financial statements. After the Merger is completed, Tesla will conduct an additional review of SolarCity’s accounting policies to determine if differences in accounting policies require further adjustment or reclassification of SolarCity’s results of operations, assets or liabilities to conform to Tesla’s accounting policies and classifications. As a result of that review, Tesla may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on its future consolidated financial statements.

The Pro Forma Financial Statements are preliminary, provided for illustrative purposes only and do not purport to represent what the Combined Company’s actual consolidated results of operations or consolidated financial position would have been had the Merger occurred on the date assumed, nor are they indicative of the Combined Company’s future consolidated results of operations or financial position. The actual results reported in periods following the Merger may differ significantly from those reflected in these Pro Forma Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare these Pro Forma Financial Statements and actual amounts, cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing, or other restructuring that may result from the Merger. Non-recurring items related to the Merger were not included in the Pro Forma Statements of Operations.

Note 2. Calculation of preliminary estimated purchase price

The calculation of the preliminary estimated purchase price for SolarCity presented below is based on the terms of the Merger. The Pro Forma Financial Statements include various assumptions, including those related to Tesla shares to be issued in connection with the merger and the fair value of Tesla stock.

The actual purchase price may be materially different from the estimated purchase price.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

The calculation of the estimated purchase price is as follows (in thousands, except for share and per share amounts):

SolarCity outstanding stock at June 30, 2016	100,267,138
Exchange Ratio	0.110

Estimated number of Tesla shares to be issued	11,029,385
Per share price of Tesla common stock as of September 15, 2016	$200.42

Estimated fair value of Tesla common stock to be issued	$2,210,509
Estimated fair value of replacement Tesla stock options and restricted stock units(1)	91,500

Preliminary estimated purchase price	$2,302,009

(1)	Represents the fair value of stock options and restricted stock units issued to replace SolarCity stock options and restricted stock units attributable to pre-combination service to be recorded as part of the purchase consideration. The fair value of replacement awards attributable to post-combination service is recorded separately from the business combination and recognized as compensation expense over the remaining post-combination service period. Pursuant to the terms of the Merger Agreement, all (i) unvested SolarCity stock options, (ii) unvested SolarCity restricted stock units and (iii) vested SolarCity stock options that are outstanding immediately prior to the effective time of the Merger, will be replaced with Tesla stock options or Tesla restricted stock units with economically similar terms. For purposes of the Pro Forma Financial Statements, the fair value of the equivalent Tesla stock options and Tesla restricted stock units were estimated based on the share Exchange Ratio of 0.110 as set forth in the Merger Agreement. The final purchase price and the allocation of the purchase price will be dependent on the number of SolarCity stock options and restricted stock units outstanding as well as the fair value of Tesla Common Stock at the effective time of the Merger.

Sensitivity of common stock price

The following table shows sensitivities to changes in the preliminary estimated purchase price and goodwill resulting from a 10% increase or decrease in the assumed per share price of Tesla Common Stock. For purposes of this calculation, the total number of shares of SolarCity Common Stock outstanding was assumed to be 100,267,138, which was the number of shares outstanding as of June 30, 2016.

(in thousands, except per share amounts)	Price of Tesla Common Stock	Calculated Value of Stock Consideration	Estimated Goodwill
As of September 15, 2016	$200.42	$2,210,509	$387,949
Increase of 10%	$220.46	$2,431,538	$608,978
Decrease of 10%	$180.38	$1,989,480	$166,920

Note 3. Preliminary estimated purchase price allocation

Under the acquisition method of accounting, the total purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the acquisition. The preliminary allocation of the estimated purchase price is based on the terms of the Merger Agreement and Tesla management’s preliminary estimates of the fair value of SolarCity’s assets and liabilities as of June 30, 2016, derived from the historical balance sheet of SolarCity as of June 30, 2016. As of the date of this document, Tesla management has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair value of SolarCity’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price. Additional intangible asset classes may be identified as the valuation process

Notes to Unaudited Pro Forma Condensed Combined Financial Information

continues. Therefore, the allocation of the purchase price to assets acquired and liabilities assumed is based on preliminary fair value estimates and is subject to final analysis by Tesla management following the consummation of the Merger.

The following table sets forth a preliminary allocation of the preliminary estimated purchase price to SolarCity’s identifiable tangible and intangible assets acquired and liabilities assumed, with the excess recorded as goodwill (in thousands):

Assets acquired:
Cash and cash equivalents	$145,714
Accounts and rebates receivable	79,468
Inventory	229,699
Solar energy systems, leased and to be leased	5,249,946
Property, plant and equipment	909,290
Intangible assets	369,125
MyPower customer notes receivable, net of current portion	528,821
Restricted cash, current and non-current	173,252
Prepaid expenses and other assets, current and non-current	134,572

Total assets acquired	7,819,887

Liabilities assumed:
Accrued liabilities and accounts payable	401,574
Debt and capital leases, current and non-current	2,181,534
Deferred revenue, current and long-term	255,185
Solar bonds, current and long-term	218,740
Solar asset-backed notes, current and non-current	667,789
Long-term deferred tax liability	182,550
Other current and long-term liabilities and deferred credits	1,089,877

Total liabilities assumed	4,997,249

Net assets acquired, excluding goodwill (a)	2,822,638

Redeemable non-controlling interests in subsidiaries	268,885
Non-controlling interests in subsidiaries	645,873
Capped call options associated with 2014 convertible notes	(6,180)

Total other (b)	908,578

Total preliminary estimated purchase price (c)	2,302,009

Estimated goodwill (c-a+b)	$387,949

The following is a discussion of the valuation methods used to determine the fair value of SolarCity’s significant assets and liabilities in connection with the preparation of these Pro Forma Financial Statements:

Solar energy systems, leased and to be leased: For purposes of these Pro Forma Financial Statements, the fair value of solar energy systems, leased and to be leased, has been determined primarily through the use of discounted cash flow method under the income approach as corroborated with the cost approach. Specifically, the

Notes to Unaudited Pro Forma Condensed Combined Financial Information

cash flows utilized in the analysis reflect the current market contract rate for electricity generated from the solar energy systems and recent forecast of energy production, and discounted at a risk adjusted rate of return.

Intangible assets and liabilities: For purposes of these Pro Forma Financial Statements, preliminary identifiable intangible assets consist of anticipated intangibles derived from developed technology, trade name and unfavorable power purchase agreements and leases, net. The preliminary identification of these intangible assets are based on consideration of historical experience and a market participant’s view. The intangible assets and liabilities are valued primarily through the use of the discounted cash flow method under the income approach.

These identifiable intangible assets are finite-lived intangible assets and the estimated amortization related to these intangible assets is reflected as a pro forma adjustment in the Pro Forma Statements of Operations, as further described in Note 4 and Note 5. The actual amortization may differ significantly between periods based upon the final value assigned and the amortization period used for each identifiable intangible asset.

Deferred revenue, deferred income and deferred costs: Deferred revenue in the context of a business combination represents an obligation to provide future products or services to a customer when payment for such products or services has been made prior to the products being delivered or services being rendered. The fair value is primarily estimated using either the discounted cash flow method under the income approach, or the expected fulfillment obligation plus a reasonable profit component under the cost approach. Any related deferred costs associated with deferred revenue that do not have a future performance obligation will also be eliminated upon purchase accounting.

Debt, including convertible senior notes, solar bonds and solar asset-backed notes: The fair value of SolarCity’s debt has been estimated based on available market information and rates currently offered for instruments with similar maturities and terms. The fair value is determined using various models including a discounted cash flows model using inputs including market yield and projected interest and principal payments over the remaining contractual terms of the instrument. The convertible senior notes are priced using market traded prices when available or pricing models, such as the binomial model, using market inputs including stock price, dividend yield and implied volatility.

Deferred tax liability: As of the effective time of the Merger, Tesla will provide deferred taxes and other tax adjustments as part of the accounting for the acquisition, primarily related to the estimated fair value adjustments for deferred revenue, deferred U.S. Treasury grant income and acquired intangible assets. Preliminarily Tesla expects to recognize deferred tax liabilities as part of purchase accounting which is expected to trigger an offsetting release of a portion of Tesla’s valuation allowance provided for deferred taxes.

Other assets and liabilities: Tesla also made certain adjustments to other assets and liabilities, such as deferred income and credits and income tax related prepaid assets, to reflect the anticipated fair value at the Merger date.

Non-controlling interests: The fair value of non-controlling interests, or third-party investors’ equity interests in various financing funds with SolarCity, is primarily determined based on the income approach. Forecasted cash flows employed in the income approach may, depending on the vintage and the terms of the financing funds, consist of the following forecast: (i) taxable income allocated to investors; (ii) cash distributions to investors; and (iii) investment tax credits allocated to investors.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Adjustments to the Pro Forma Balance Sheet

(a)	Reflects the elimination of historical transactions and balances between Tesla and SolarCity prior to the Merger. (Refer to Note 7 below).

(b)	Reflects the elimination of SolarCity’s deferred costs related to MyPower loans of $3 million included in prepaid expenses and other current assets, $237 million included in MyPower deferred costs, and $25 million of deferred leased assets included in other assets.

(c)	Reflects the elimination of income tax related prepaid assets of $97 million ($3 million included in prepaid expenses and other current assets and $94 million included in other assets), the reduction of income tax related payables of $24 million included in accrued liabilities and the elimination of income tax reserve balances of $7 million included in other long-term liabilities and deferred credits. These balances were reduced or eliminated for pro forma reporting purposes to reflect the ability of the combined group to use Tesla losses to reduce or eliminate SolarCity income tax liabilities.

(d)	To record the difference between the historical book value and preliminary estimated fair value of solar energy systems, leased and to be leased, acquired in the Merger.

(e)	Reflects the estimated fair value of SolarCity’s identified intangible assets. The following table shows a preliminary estimate of the fair value of those intangible assets and their related average estimated useful lives (dollars in thousands):

Intangible Assets	Estimated Useful Life (in Years)	Estimated Fair Value as of June 30, 2016	Net Book Value as of June 30, 2016	Pro Forma Adjustment
Favorable power purchase agreements and leases	18	$46,825	$—	$46,825
Developed technology	9	283,400	132,775	150,625
Trade name and other	Various	38,900	30,631	8,269

Total intangible assets		$369,125	$163,406	$205,719

Intangible Liabilities
Unfavorable power purchase agreements and leases	18	$(81,211)	$—	$(81,211)

(f)	Reflects the elimination of SolarCity’s historical goodwill and the preliminary estimate of goodwill recognized as a result of the merger, which represents the amount by which the estimated consideration transferred exceeds the fair value of SolarCity’s assets acquired and the liabilities assumed, as well as the impact of the non-controlling interests assumed.

(g)	Reflects the fair value decrease of $1 million related to MyPower customer notes receivable, net of current portion.

(h)	Reflects estimated transaction costs of $41 million to be incurred by Tesla and SolarCity directly attributable to the Merger. The costs that Tesla and SolarCity may ultimately incur could differ materially from this amount. Transaction costs include fees for investment banking, advisory, legal, valuation, and other professional fees. As the transaction costs will not have a continuing impact, Tesla has not shown the estimated transaction costs in the Pro Forma Statements of Operations. No material transaction costs were incurred by Tesla or SolarCity during the periods covered by the historical financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(i)	Adjustments to reflect SolarCity’s deferred revenue at fair value. As a result of purchase accounting, deferred revenue is valued based on the remaining performance obligations and therefore deferred revenue with no remaining performance obligations is eliminated.

(j)	Reflects the elimination of SolarCity’s deferred U.S. Treasury grant income as there is no continuing performance obligation by SolarCity.

(k)	Reflects the adjustments of SolarCity’s debt, current and non-current portion, at fair value.

(l)	Reflects the reduction of $4 million in accrued liabilities and $100 million in other long-term liabilities and deferred credits for various SolarCity deferred credits and deferred rent as these liabilities do not represent future performance obligations for the combined entity.

(m)	Reflects the fair value decrease of $76 million related to redeemable non-controlling interests in subsidiaries and the fair value increase of $10 million related to the non-controlling interests in subsidiaries.

(n)	Reflects the elimination of SolarCity’s historical equity and the estimated consideration of $2,302 million, which includes the issuance of $2,211 million of Tesla common stock to SolarCity stockholders, and $92 million in Tesla replacement stock awards. The actual number of shares of Tesla common stock issued to SolarCity stockholders upon closing of the transaction will be based on the actual number of shares of SolarCity common stock outstanding when the transaction closes, and the fair value of those shares will be based on the trading price of Tesla common stock at that time.

(o)	Reflects the fair value of $6 million for the capped call options issued by SolarCity in connection with the 2014 convertible senior notes.

(p)	An income tax benefit of $182 million has been recorded as an adjustment to accumulated deficit in the Pro Forma Balance Sheet as of June 30, 2016 related to the change in fair values in connection with purchase accounting. The following table shows a preliminary estimate of the changes in temporary differences in SolarCity’s deferred taxes (in thousands):

Decrease in net deferred tax assets for an increase in book basis to identifiable intangible assets	$(81,110)
Decrease in net deferred tax assets for a decrease in book basis in deferred U.S. Treasury grant income	(149,493)
Decrease in net deferred tax assets for a decrease in book basis in deferred revenue	(373,599)
Increase in net deferred tax assets for a decrease in book basis to other net assets and liabilities	3,547

Net decrease to net deferred tax assets	(600,655)
Pre-existing net deferred tax assets	418,172

Pro forma adjusted net deferred tax liabilities	(182,483)
Increase to Tesla net deferred tax assets to reflect a reduction in valuation allowance equal to SolarCity’s net deferred tax liabilities on a pro forma basis*	182,483

Net change to deferred taxes to the combined entity	$—

*	It is anticipated that the acquisition of SolarCity will enable Tesla to recognize deferred tax assets in an amount approximately equal to the amount of SolarCity net deferred tax liabilities recognized. The income tax benefit associated with the recognition of Tesla deferred tax assets has been excluded from the Pro Forma Statements of Operations as it is not expected to be recurring in nature.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Adjustments to the Pro Forma Statements of Operations

(a)	Reflects the elimination of transactions between Tesla and SolarCity prior to the Merger. (Refer to Note 7 below).

(b)	For the year ended December 31, 2015, revenue from operating leases and solar energy systems incentives was reduced by $60 million as a result of the fair value adjustment to deferred revenue. This decrease was partially offset by an increase of $2 million in revenue from the amortization of power purchase agreement and lease intangible liabilities, net. For the six months ended June 30, 2016, revenue from operating leases and solar energy systems incentives was reduced by $28 million as a result of the fair value adjustment to deferred revenue. This decrease was partially offset by an increase of $1 million in revenue from the amortization of power purchase agreement and lease intangible liabilities, net.

For the year ended December 31, 2015 and the six months ended June 30, 2016, revenue from solar energy systems and components sales was reduced by $17 million and $8 million as a result of the fair value adjustment to deferred revenue associated with MyPower loans.

(c)	Reflects the decrease in depreciation expense of the solar energy systems, leased and to be leased, net, as a result of the fair value adjustment. This decrease to cost of revenues associated with operating leases and solar energy systems incentives was $22 million and $9 million for the year ended December 31, 2015 and the six months ended June 30, 2016.

(d)	Reflects the increase in cost of revenues of $20 million and $8 million for the year ended December 31, 2015 and the six months ended June 30, 2016 as a result of the elimination of certain deferred income and credits.

(e)	Reflects the elimination of historical amortization expense related to SolarCity’s existing intangible assets and additional amortization of acquired intangible assets based on the preliminary estimated fair value and useful lives expected to be recorded as a result of the Merger. For estimated intangible asset values and the associated useful lives, see footnote (e) in Note 4.

Net increase (decrease) to expense	Year Ended December 31, 2015	Six Months Ended June 30, 2016
(in thousands)
Cost of revenues	$10,724	$8,080
Selling, general and administrative	(3,126)	(445)

(f)	Reflects additional interest expense as a result of the change in the fair value of SolarCity’s debt and the amortization of the related debt discount or premium using the effective interest rate method.

(g)	Reflects the income tax effect of unaudited pro forma adjustments using the statutory tax rates in each jurisdiction, less any applicable valuation allowances, which resulted in the elimination of federal and state income tax expense. Note that the estimated income tax benefit of $182 million associated with the recognition of Tesla deferred tax assets as of June 30, 2016 has been excluded from the Pro Forma Statement of Operations as it is not expected to be recurring in nature.

(h)	Reflects the impact in the Pro Forma Statements of Operations attributable to third party interests in the net assets under certain joint venture financing funds, as a result of the fair valuation of the acquired assets and assumed liabilities.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(i)	The following table shows the calculation of pro forma combined basic and diluted net loss per share of common stock, after giving effect to the preliminary estimated number of shares of Tesla Common Stock to be issued in exchange for the SolarCity outstanding stock calculated using the Exchange Ratio, for the year ended December 31, 2015 and the six months ended June 30, 2016 (in thousands, except per share amounts):

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Pro forma net loss attributable to stockholders	$(1,054,658)	$(754,050)
Weighted average Tesla shares outstanding - basic and diluted	128,202	136,330
SolarCity shares converted to Tesla shares (see Note 2)	11,029	11,029

Pro forma weighted average shares outstanding – basic and diluted(1)	139,231	147,359

Pro forma net loss per share of common stock – basic and diluted	$(7.57)	$(5.12)

(1)	Note that no adjustment has been made for the impact of replacement awards as their inclusion would have been anti-dilutive.

(j)	Reflects the decrease in cost of revenues from the fair value adjustment to deferred costs associated with MyPower deferred revenue.

Note 6. Reclassifications

Tesla has made certain reclassifications to the SolarCity historical balance sheet as of June 30, 2016 and statement of operations for the six months ended June 30, 2016 to conform to Tesla’s presentation, as detailed below:

(a)	Restricted cash, non-current of $74 million included within other assets in SolarCity’s historical balance sheet is presented as a separate line on the Pro Forma Balance Sheet.

(b)	Intangible assets of $163 million which were presented within goodwill and intangibles in SolarCity’s historical balance sheet are now presented separately on the Pro Forma Balance Sheet.

(c)	Built-to-suit lease asset under construction of $655 million presented as a separate line in SolarCity’s historical balance sheet was reclassified to property, plant and equipment, net on the Pro Forma Balance Sheet.

(d)	Customer deposits of $6 million presented within accrued and other current liabilities in SolarCity’s historical balance sheet were reclassified to a separate line on the Pro Forma Balance Sheet.

(e)	Capital lease obligation, current of $11 million and capital lease obligation, net of current portion, of $40 million were presented in accrued and other liabilities and other liabilities and deferred credits in SolarCity’s historical financial statements. These obligations were reclassified to current portion of long-term debt and capital leases and long-term debt and capital leases, net of current portion, respectively, on the Pro Forma Balance Sheet.

(f)	Convertible senior notes of $884 million and convertible senior notes due to related parties of $13 million presented as separate lines in SolarCty’s historic balance sheet were reclassified into long-term debt and capital leases, net of current portion on the Pro Forma Balance Sheet.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(g)	Built-to-suit lease liability of $655 million presented as a separate line within SolarCity’s historical balance sheet, was reclassified to other long-term liabilities and deferred credits on the Pro Forma Balance Sheet.

(h)	Long-term deferred tax liability presented as a separate line within SolarCity’s historical balance sheet was reclassified to other long-term liabilities and deferred credits in the Pro Forma Balance Sheet.

The presentation of revenues and cost of revenues for the six months ended June 30, 2016 was conformed with SolarCity’s historical presentation of statement of operations for the year December 31, 2015. Additionally, the presentation of SolarCity’s operating expenses was conformed with Tesla’s presentation for the year ended December 31, 2015 and the six months ended June 30, 2016.

Note 7. Transactions between Tesla and SolarCity

The pro forma adjustments reflect the elimination of historical purchases and sales between Tesla and SolarCity. The historical loss from operations of Tesla included revenue of $8 million and $6 million for sales of energy products to SolarCity for the year ended December 31, 2015 and the six months ended June 30, 2016. As SolarCity generally sells these products as part of its leasing arrangement, the impact to SolarCity’s cost of revenues in the corresponding periods was immaterial.

COMPARISON OF THE RIGHTS OF HOLDERS OF TESLA COMMON STOCK AND HOLDERS OF SOLARCITY COMMON STOCK

If the Merger is consummated, stockholders of SolarCity will become stockholders of Tesla. SolarCity and Tesla are both organized under the laws of the State of Delaware; however, differences in rights of holders of SolarCity capital stock and Tesla capital stock arise from differences between Charters, Bylaws and any certificates of designation. As holders of Tesla Common Stock, your rights with respect thereto will continue to be governed by Delaware law, including the DGCL, as well as Tesla’s constituent documents. This section summarizes material differences between the rights of SolarCity and Tesla stockholders.

The following summary is not a complete statement of the rights of the stockholders of either of the two companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and Tesla’s and SolarCity’s constituent documents, which you are urged to read carefully. Tesla and SolarCity have filed with the SEC their respective constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section entitled “Where You Can Find More Information” beginning on page 180.

Tesla Motors, Inc.	SolarCity Corporation
Organizational Documents

The rights of Tesla stockholders are currently governed by Tesla’s Charter, Tesla’s Bylaws and Delaware law, including the DGCL.	The rights of SolarCity stockholders are currently governed by SolarCity’s Charter, SolarCity’s Bylaws and Delaware law, including the DGCL.

Authorized Capital Stock

The authorized capital stock of Tesla is 2,100,000,000 shares of capital stock, consisting of (i) 2,000,000,000 shares of common stock, par value of $0.001 per share and (ii) 100,000,000 shares of preferred stock, par value $0.001 per share (the “Tesla Preferred Stock”).	The authorized capital stock of SolarCity is 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of common stock, par value of $0.0001 per share and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share preferred stock, par value $0.0001 per share, of SolarCity (the “SolarCity Preferred Stock”.

Common Stock

Each holder of a share of common stock is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of stockholders.	Each holder of a share of common stock is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock

Tesla’s Charter authorizes the Tesla Board, without any further stockholder action or approval, to establish from time to time one or more series of preferred stock, the number of shares to be included in any series of preferred stock and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Tesla Preferred Stock, including without limitation authority to fix the dividend rights, dividend rate,	SolarCity’s Charter authorizes the SolarCity Board, without any further stockholder action or approval, to establish from time to time one or more series of preferred stock, the number of shares to be included in any series of preferred stock and to fix designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of SolarCity Preferred Stock, including without limitation authority to fix

Tesla Motors, Inc.	SolarCity Corporation
conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.	the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

Number and Qualification of Directors

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or Bylaws so provide. The certificate of incorporation and Bylaws may also prescribe other qualifications for directors.

The Tesla Board currently consists of seven members.

Tesla’s Bylaws provide that the business and affairs of Tesla shall be managed under the direction of the Tesla Board. The Bylaws also specify that the Tesla Board of directors shall consist of one or more member, and the number of directors shall be fixed and may be changed, from time to time, by resolution of the Tesla Board.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or Bylaws so provide. The certificate of incorporation and Bylaws may also prescribe other qualifications for directors.

The SolarCity Board currently consists of eight members.

SolarCity’s Bylaws provide that the business and affairs of SolarCity shall be managed under the direction of the SolarCity Board. The Bylaws also specify that the SolarCity Board shall consist of one or more members, and the number of directors shall be fixed and may be changed, from time to time, by resolution of the SolarCity Board.

Structure of Board of Directors; Term of Directors; Election of Directors

Tesla’s Charter provides that directors are divided into three classes, designated class I, class II and class III. Each class shall be as nearly equal in size as is practicable. The directors are elected for a three-year term and the three-year terms are staggered for the three classes. Tesla’s Bylaws provide that, other than in an election in which a stockholder has nominated a person for election to the Tesla Board and such nomination has not been withdrawn 10 days prior to the date Tesla mails the notice of the stockholder meeting, directors are elected at a stockholders meeting by a majority of the votes cast by holders of Tesla Common Stock present in person or by proxy at the meeting and entitled to vote on the election of directors. For purposes of uncontested director elections, a majority of votes cast means the affirmative vote of a majority of the voting power of the

SolarCity’s Charter provides that directors are divided into three classes, designated class I, class II and class III. Each class shall be as nearly equal in size as is practicable. The directors are elected for a three-year term and the three-year terms are staggered for the three classes. SolarCity’s Bylaws provide that directors shall be elected by a by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

A director holds office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified, subject to prior death, resignation or removal.

Tesla Motors, Inc.	SolarCity Corporation

shares present. In an election with a director nominated by a stockholder, the person who receives the highest number of votes at a meeting at which a quorum is present is deemed to have been elected (plurality voting).

A director holds office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified, subject to prior death, resignation or removal.

Removal of Directors

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances. Whenever the holders of any class or series are entitled to elect one or more directors, the DCGL provides that the preceding sentence shall apply in respect to the removal without cause of a director or directors to the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole.

However, Tesla’s Charter modifies these provisions and provides that a director may be removed from office by the stockholders only for cause.

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances. Whenever the holders of any class or series are entitled to elect one or more directors, the DCGL provides that the preceding sentence shall apply in respect to the removal without cause of a director or directors to the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole.

However, SolarCity’s Charter modifies these provisions and provides that a director may be removed from office by the stockholders only for cause.

Vacancies on the Board of Directors

The DGCL provides that, unless otherwise provided in the certificate of incorporation or Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Tesla’s Bylaws modify the above slightly by providing that if, at the time of filling vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Tesla Board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid.

The DGCL provides that, unless otherwise provided in the certificate of incorporation or Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

SolarCity’s Charter and SolarCity’s Bylaws do not modify these provisions.

Tesla Motors, Inc.	SolarCity Corporation
Stockholder Action by Written Consent

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

Tesla’s Charter provides that any action required or permitted to be taken by the stockholders of Tesla must be effected at a duly called annual or special meeting and may not be effected by consent in writing by such stockholders.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

SolarCity’s Charter provides that no action shall be taken by the stockholders by written consent.

Quorum

The DGCL provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such special meeting, unless the certificate of incorporation or Bylaws of the corporation provide otherwise.

Tesla’s Bylaws provide that the holders of a majority of the stock of Tesla entitled to vote must be present in person or by proxy at each meeting of the stockholders to constitute a quorum. However, less than a quorum has the power to adjourn.

The DGCL provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such special meeting, unless the certificate of incorporation or Bylaws of the corporation provide otherwise.

SolarCity’s Bylaws provide that the holders of a majority of the stock of SolarCity entitled to vote must be present in person or by proxy at each meeting of the stockholders to constitute a quorum. However, less than a quorum has the power to adjourn.

Special Meeting of Stockholders

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the Bylaws.

Tesla’s Charter provide that special meetings of stockholders may be called only by the Tesla Board, the chairperson of the board of directors, the chief executive officer or the president (in the absence of the chief executive officer). The ability of the stockholders to call a special meeting is denied by Tesla’s Charter.

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the Bylaws.

SolarCity’s Bylaws provide that special meetings of stockholders may be called only by the SolarCity Board, the chairperson of the SolarCity Board, the chief executive officer or the president (in the absence of the chief executive officer). The ability of the stockholders to call a special meeting is denied by SolarCity’s Bylaws.

Tesla Motors, Inc.	SolarCity Corporation
Notice of Stockholder Meetings

As permitted under the DGCL, Tesla’s Bylaws provide that written notice of the time and place of every meeting of stockholders and, in the case of a special meeting, the business to be acted on at such meeting shall be given at least 10 days before the meeting to each stockholder of record having voting power and entitled to such notice. The DGCL and Tesla’s Bylaws provide that written notice of any meeting shall be given not less than 10, nor more than 60, days before the date of a stockholder’s meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.	As permitted under the DGCL, SolarCity’s Bylaws provide that written notice of the time and place of every meeting of stockholders and, in the case of a special meeting, the business to be acted on at such meeting shall be given at least 10 days before the meeting to each stockholder of record having voting power and entitled to such notice. The DGCL and SolarCity’s Bylaws provide that written notice of any meeting shall be given not less than 10, nor more than 60, days before the date of a stockholder’s meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Provisions

Tesla’s Bylaws provide that, at any meeting of its stockholders, only such business shall be conducted as shall have been properly brought before such meeting. Nominations of persons for election to the Tesla Board and the proposal of business to be considered by Tesla stockholders may be made at an annual meeting of stockholders only (i) pursuant to Tesla’s proxy materials with respect to such meeting, (ii) by or at the direction of the Tesla Board or (iii) by any stockholder of Tesla who (a) was a stockholder of record of Tesla at the time he delivers notice to Tesla with respect to the proposal in accordance with Tesla’s Bylaws; (b) will be entitled to vote at such meeting and (c) complies with the notice provisions (timing and informational) set forth in Tesla’s Bylaws. Nominations of persons for election to the Tesla Board may be made at a special meeting at which directors are to be elected (i) by or at the direction of the Tesla Board or (ii) by any stockholder of Tesla who (a) is a stockholder of record at the time of giving of the notice required; (b) is a stockholder entitled to vote at the special meeting; and (c) delivers a proper and timely written notice of the nomination to the secretary of Tesla.

To be timely with respect to business to be conducted at an annual meeting, a stockholder’s notice must be delivered to the secretary of Tesla at its principal executive offices not later than the close of business on the 45th day, nor earlier than the close of business on the 75th day before the one-year anniversary of the date on which Tesla first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that the date of the

SolarCity’s Bylaws provide that, at any meeting of its stockholders, only such business shall be conducted as shall have been properly brought before such meeting. Nominations of persons for election to the SolarCity Board and the proposal of business to be considered by SolarCity stockholders may be made at an annual meeting of stockholders only (i) pursuant to SolarCity’s proxy materials with respect to such meeting, (ii) by or at the direction of the SolarCity Board or (iii) by any stockholder of SolarCity who (a) was a stockholder of record of SolarCity at the time he delivers notice to SolarCity with respect to the proposal in accordance with SolarCity’s Bylaws; (b) will be entitled to vote at such meeting and (c) complies with the notice provisions (timing and informational) set forth in SolarCity’s Bylaws. Nominations of persons for election to the SolarCity Board may be made at a special meeting at which directors are to be elected (i) by or at the direction of the SolarCity Board or (ii) by any stockholder of SolarCity who (a) is a stockholder of record at the time of giving of the notice required; (b) is a stockholder entitled to vote at the special meeting; and (c) delivers a proper and timely written notice of the nomination to the secretary of SolarCity.

To be timely with respect to business to be conducted at an annual meeting, a stockholder’s notice must be delivered to the secretary of SolarCity at its principal executive offices not later than the close of business on the 45th day, nor earlier than the close of business on the 75th day before the one-year anniversary of the date on which SolarCity first mailed its proxy materials or a notice of availability of proxy

Tesla Motors, Inc.	SolarCity Corporation

annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Tesla. To be timely with respect to a nomination at a special meeting, a stockholder’s notice must be delivered to the secretary of Tesla on the later of the 90th day prior to such special meeting or the 10th day following the day on which a public announcement is first made of the date of the special meeting and of the nominees proposed by the Tesla Board to be elected or re-elected at such meeting.

If the notice relates to the nomination of persons for election as directors, to be in proper form, a stockholder’s notice to the secretary of Tesla must be in writing and must set forth: (a) as to each person whom the stockholder proposes to nominate for election as director, (i) the name, age, business address and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee; (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee; (v) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; (vi) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders; and (vii) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or reelection of the nominee as a director, or that is otherwise required, in each case pursuant to materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by SolarCity. To be timely with respect to a nomination at a special meeting, a stockholder’s notice must be delivered to the secretary of SolarCity on the later of the 90th day prior to such special meeting or the 10th day following the day on which a public announcement is first made of the date of the special meeting and of the nominees proposed by the SolarCity Board to be elected or re-elected at such meeting.

If the notice relates to the nomination of persons for election as directors, to be in proper form, a stockholder’s notice to the secretary of SolarCity must be in writing and must set forth: (a) as to each person whom the stockholder proposes to nominate for election as director, (i) the name, age, business address and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee; (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee; (v) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; (vi) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders; and (vii) any other information

Tesla Motors, Inc.	SolarCity Corporation

Regulation 14A under the 1934 Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected or reelected, as the case may be); and (b) as to such stockholder giving notice, (i) the name and address, as they appear on the corporation’s books, of the stockholder nominating the director; (ii) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any “Stockholder Associated Person” (as defined in Tesla’s Bylaws) and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person; (iii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation; (iv) any material interest of the stockholder or a Stockholder Associated Person in such business; and (v) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect or re-elect such nominee.

If the notice relates to business (other than the nomination of persons for election as directors) that the stockholder proposes to bring before the meeting, to be in proper form, a stockholder’s notice to the secretary of Tesla must be in writing and must set forth: (i) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on the corporation’s books, of the stockholder nominating the director; (iii) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person; (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or reelection of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected or reelected, as the case may be); and (b) as to such stockholder giving notice, (i) the name and address, as they appear on the corporation’s books, of the stockholder nominating the director; (ii) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any “Stockholder Associated Person” (as defined in SolarCity’s Bylaws) and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person; (iii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation; (iv) any material interest of the stockholder or a Stockholder Associated Person in such business; and (v) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect or re-elect such nominee.

If the notice relates to business (other than the nomination of persons for election as directors) that the stockholder proposes to bring before the meeting, to be in proper form, a stockholder’s notice to the secretary of SolarCity must be in writing and must set forth: (i) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on the corporation’s books, of the stockholder nominating the director; (iii) the class and number of

Tesla Motors, Inc.	SolarCity Corporation
behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation; (v) any material interest of the stockholder or a Stockholder Associated Person in such business; and (vi) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal.	shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person; (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation; (v) any material interest of the stockholder or a Stockholder Associated Person in such business; and (vi) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal.

Amendment of Charter

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Tesla’s Charter requires an affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, in order to amend, alter or repeal, or adopt any provision of the certificate of incorporation.

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

SolarCity’s Charter requires an affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, to amend, alter or repeal, or adopt any provision of the certificate of incorporation.

Tesla Motors, Inc.	SolarCity Corporation
Amendment of Bylaws

Under the DGCL, the power to adopt, amend or repeal Bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal Bylaws.

Tesla’s Charter provides that the Tesla Board is expressly authorized to adopt, amend or repeal Tesla’s Bylaws.

Tesla’s Bylaws provide that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the Bylaws.

Under the DGCL, the power to adopt, amend or repeal Bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal Bylaws.

SolarCity’s Charter provides that the SolarCity Board is expressly authorized to adopt, amend or repeal Tesla’s Bylaws.

Limitation on Director Liability

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

Tesla’s Charter provides that, to the fullest extent permitted by the DGCL, directors of Tesla shall not be liable to Tesla or its stockholders for monetary damages for breach of fiduciary duty as a director.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

SolarCity’s Charter provides that, to the fullest extent permitted by the DGCL, directors of SolarCity shall not be liable to SolarCity or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually

Tesla Motors, Inc.	SolarCity Corporation

reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL further provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. However, under the DGCL, no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.

Tesla’s Bylaws provides that directors and officers and former directors and officers of Tesla, acting in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Tesla or, with respect to criminal matters, had no reasonable cause to believe such person’s conduct was unlawful, shall be fully protected and indemnified against any personal liability to others that may arise by reason of the fact that such person is or was a director of the corporation or an officer of the corporation.

and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL further provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. However, under the DGCL, no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.

SolarCity’s Bylaws provides that directors and officers and former directors and officers of SolarCity, acting in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of SolarCity or, with respect to criminal matters, had no reasonable cause to believe such person’s conduct was unlawful, shall be fully protected and indemnified against any personal liability to others that may arise by reason of the fact that such person is or was a director of the corporation or an officer of the corporation.

Preemptive Rights

Tesla’s stockholders do not have preemptive rights. Thus, if additional shares of Tesla Common Stock are issued, the current holders of Tesla Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	SolarCity’s stockholders do not have preemptive rights. Thus, if additional shares of SolarCity Common Stock are issued, the current holders of SolarCity Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Dividends and Share Repurchases

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding	The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared

Tesla Motors, Inc.	SolarCity Corporation
fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. The Tesla Board has never approved or declared a dividend on Tesla’s capital stock. Tesla does not currently have any share repurchase programs in place.	and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. The SolarCity Board has never approved or declared a dividend on SolarCity’s capital stock. SolarCity does not currently have any share repurchase programs in place.

Stockholder Rights Plan

Tesla does not currently have a stockholders’ rights plan in effect.	SolarCity does not currently have a stockholders’ rights plan in effect.

Business Combination or Antitakeover Statutes

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Tesla Motors, Inc.	SolarCity Corporation
Tesla has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Tesla.	SolarCity has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to SolarCity.

Appraisal Rights

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Tesla’s Charter does not provide for appraisal rights in any additional circumstance.

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

SolarCity’s Charter does not provide for appraisal rights in any additional circumstance.

Exclusive Forum

Tesla’s Bylaws provide that unless Tesla otherwise consents in writing, a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Tesla, any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of Tesla to Tesla or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or Tesla’s	SolarCity’s Bylaws provide that unless SolarCity consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SolarCity, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of SolarCity to SolarCity or SolarCity’s stockholders, (iii) any action asserting a claim against SolarCity or any current or former director, officer, stockholder, employee or

Tesla Motors, Inc.	SolarCity Corporation
Charter or Bylaws, any action asserting a claim governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined by Section 115 of the DGCL.	agent of SolarCity arising out of or relating to any provision of the DGCL or SolarCity’s Charter or Bylaws or (iv) any action asserting a claim against SolarCity or any current or former director, officer, stockholder, employee or agent of SolarCity governed by the internal affairs doctrine of the State of Delaware (or if the Delaware Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware).

DESCRIPTION OF TESLA COMMON STOCK

The following is a summary of Tesla’s common stock and certain provisions of Tesla’s amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been previously filed with the SEC.

General

Tesla’s authorized capital stock consists of 2,100,000,000 shares, with a par value of $0.001 per share, of which 2,000,000,000 shares are designated as common stock. As of September 15, 2016, there were 149,789,276 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of Tesla stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by the Tesla Board out of assets legally available. Upon the liquidation, dissolution or winding up, holders of Tesla Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Registration Rights

Certain holders of unregistered common stock purchased in private placements, or their permitted transferees (“Registration Rights Holders”) are entitled to rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between Tesla and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by Tesla and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to the registration rights of an individual holder after the date that is five years following such time when the holder can sell all of the holder’s shares in any three month period under Rule 144 or another similar exemption under the Securities Act, unless such holder holds at least 2% of our voting stock.

Demand Registration Rights

The Registration Rights Holders are currently entitled to demand registration rights. Under the terms of the investors’ rights agreement, Tesla is required, at its expense, upon the written request of holders of a majority of these shares, to use its best efforts to register all or a portion of these shares for public resale. Tesla is required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-Form Registration Rights

The Registration Rights Holders are also currently entitled to short-form registration rights. If Tesla is eligible to file a registration statement on Form S-3, these holders have the right, upon written request from the holders of at least 20% of these shares to have such shares registered by Tesla at its expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1,000,000, subject to certain exceptions.

Piggyback Registration Rights

The Registration Rights Holders are currently entitled to piggyback registration rights. If Tesla registers any of its securities either for its own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration at Tesla’s expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Tesla’s Certificate of Incorporation and Bylaws

Tesla’s amended and restated certificate of incorporation and its amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of Tesla. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of Tesla to negotiate first with the Tesla Board. Tesla believes that the benefits of increased protection of its potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire it.

Limits on Ability of Tesla Stockholders to Act by Written Consent or Call as Special Meeting

Tesla’s amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of Tesla capital stock would not be able to amend Tesla’s amended and restated bylaws or remove directors without holding a meeting of Tesla stockholders called in accordance with its amended and restated bylaws.

In addition, Tesla’s amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the Tesla Board, the chief executive officer, the president (in the absence of a chief executive officer) or the Tesla Board. Stockholders may not call a special meeting, which may delay the ability of Tesla stockholders to force consideration of a proposal or for holders controlling a majority of Tesla capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Tesla’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Tesla Board or any of its committees. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Tesla.

Board Classification

The Tesla Board is divided into three classes, one class of which is elected each year by Tesla stockholders. The directors in each class will serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of Tesla as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Tesla’s amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the Tesla Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Tesla Board to influence its decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of Tesla’s amended and restated certificate of incorporation requires approval by holders of at least two-thirds of Tesla capital stock outstanding and entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

Tesla is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the Tesla Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•	at or subsequent to the date of the transaction, the business combination is approved by the Tesla Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting stock. Tesla expects the existence of this provision to have an anti-takeover effect with respect to transactions the Tesla Board does not approve in advance. Tesla also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of Tesla’s amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of Tesla Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in the management of Tesla. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for Tesla Common Stock is ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 662-7232.

Listing

Tesla’s common stock is listed on NASDAQ under the symbol “TSLA.”

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF TESLA

The following table sets forth certain information with respect to the beneficial ownership of Tesla Common Stock as of September 15, 2016, for:

•	each of the Tesla directors;

•	each of the Tesla Named Executive Officers identified in the Tesla Proxy Statement on Schedule 14A filed with the SEC on April 15, 2016;

•	all of Tesla’s current directors and executive officers as a group; and

•	each person or group known by Tesla or SolarCity, based on the filings pursuant to Section 13(d) or Section 13(g) under the Exchange Act, to own beneficially more than 5% of Tesla’s common stock.

The beneficial ownership set forth in the following table has been determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Tesla and SolarCity believe, based on the information furnished to them, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Tesla Common Stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 149,789,276 shares of Tesla Common Stock outstanding at September 15, 2016. In computing the number of shares of Tesla Common Stock beneficially owned by a person and the percentage ownership of such person, all shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 15, 2016 and restricted stock unit awards subject to release within 60 days of September 15, 2016 are deemed to be outstanding. However, these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, California 94304.

Beneficial Owner Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Elon Musk(1)	33,738,794	18.4%
FMR LLC(2)	13,341,827	8.2%
Baillie Gifford & Co.(3)	10,714,449	6.7%
T. Rowe Price Associates, Inc.(4)	7,870,816	5.0%
Named Executive Officers & Directors
Elon Musk(1)	33,738,794	18.4%
Jason Wheeler	212	*
Jeffrey B. Straubel(5)	593,890	*
Doug Field(6)	28,569	*
Greg Reichow(7)	332	*
Deepak Ahuja(7)(8)	17,179	*
Brad W. Buss(9)	109,852	*
Robyn M. Denholm(10)	69,137	*
Ira Ehrenpreis(11)	57,318	*
Antonio J. Gracias(12)	435,283	*
Stephen T. Jurvetson(13)	78,202	*
Kimbal Musk(14)	201,866	*
All current executive officers and directors as a group (11 persons)(15)	35,351,186	19.1%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 31,100,644 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003; and 2,638,150 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after September 15, 2016. Includes 10,603,723 shares pledged as collateral to secure certain personal indebtedness.
(2)	Includes shares that may be deemed to be beneficially owned by FMR LLC and/or FIAM LLC, Fidelity (Canada) Asset Management ULC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research (Hong Kong) Limited, FMR Co., Inc. and Strategic Advisers, Inc. FMR LLC is predominantly owned by members of the family of Abigail P. Johnson, Director, Vice Chairman, Chief Executive Officer and President of FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by various investment companies (the “Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC (“FMR Co.”), which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for these entities and individuals is 245 Summer Street, Boston, MA 02210. The foregoing information is based solely on Amendment No. 6 to Schedule 13G of FMR LLC filed on January 11, 2016, which the Company does not know or have reason to believe is not complete or accurate and on which the Company is relying pursuant to applicable SEC regulations.
(3)	Includes shares held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address for Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. The foregoing information is based solely on Schedule 13G of Baillie Gifford & Co. filed on February 11, 2016, which the Company does not know or have reason to believe is not complete or accurate and on which the Company is relying pursuant to applicable SEC regulations.
(4)	Includes shares held by T. Rowe Price Associates, Inc. (“Price Associates”), which does not serve as custodian of the assets of any of its clients. Accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address for Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. The foregoing information is based solely on Schedule 13G of Price Associates filed on February 12, 2016, which the Company does not know or have reason to believe is not complete or accurate and on which the Company is relying pursuant to applicable SEC regulations.
(5)	Includes 351,057 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016. Includes 87,066 shares pledged as collateral to secure certain personal indebtedness.
(6)	Includes 15,000 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.
(7)	As these individuals are not in full-time positions at Tesla, ownership information is based on Forms 4 filed by such individuals while they were required to do so, which the Company does not know or have reason to believe is not complete or accurate and on which the Company is relying.
(8)	Includes 9,909 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.
(9)	Includes 103,970 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.
(10)	Includes 69,137 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.

(11)	Includes 42,046 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.
(12)	Includes (i) 46,633 shares held of record by Valor Equity Management II (“VEP II”); (ii) 208,014 shares owned by AJG Growth Fund LLC (“Growth Fund”), which are pledged as collateral to secure certain indebtedness; (iii) 16,666 shares issuable to Valor Equity Partners, L.P. (“VEP I”) upon exercise of options exercisable within 60 days after September 15, 2016; and (iv) 163,970 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016. VEP I and VEP II are advised directly and/or indirectly by Valor Management Corp., which may be deemed to have shared voting and investment power with respect to the shares held of record by VEP I and VEP II. Mr. Gracias is a shareholder and director of Valor Management Corp., and may be deemed to have shared voting and investment power with respect to the shares held of record by VEP I and VEP II. He is also fund manager for AJG Growth Fund LLC. The address for all the entities above is 875 North Michigan Avenue, Suite 3214, Chicago, IL 60611.
(13)	Includes 50,314 shares held by the Jurvetson Trust and 27,888 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016.
(14)	Includes 50,001 shares issuable upon exercise of options exercisable within 60 days after September 15, 2016. Includes 148,333 shares pledged as collateral to secure certain personal indebtedness.
(15)	Includes (i) 3,515,724 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after September 15, 2016.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF SOLARCITY

The following table sets forth certain information with respect to the beneficial ownership of SolarCity Common Stock as of September 15, 2016, for:

•	each of the SolarCity directors;

•	each of the SolarCity Named Executive Officers identified in the SolarCity Proxy Statement on Schedule 14A filed with the SEC on April 21, 2016;

•	all of SolarCity’s current directors and executive officers as a group; and

•	each person or group known by Tesla or SolarCity, based on the filings pursuant to Section 13(d) or (g) under the Exchange Act, to own beneficially more than 5% of SolarCity’s common stock.

The beneficial ownership set forth in the following table has been determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Tesla and SolarCity believe, based on the information furnished to them, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of SolarCity Common Stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 100,727,513 shares of SolarCity Common Stock outstanding at September 15, 2016. In computing the number of shares of SolarCity Common Stock beneficially owned by a person and the percentage ownership of such person, all shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 15, 2016 and restricted stock unit awards subject to release within 60 days of September 15, 2016 are deemed to be outstanding. However, these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage (%)
Directors and Named Executive Officers:
Lyndon R. Rive(1)	4,029,978	3.9
Peter J. Rive(2)	3,925,508	3.8
Tanguy V. Serra(3)	527,816	*
Hayden D. Barnard(4)	431,965	*
Seth R. Weissman(5)	222,538	*
Elon Musk(6)	22,162,870	21.9
John H.N. Fisher(7)	3,360,251	3.3
Antonio Gracias(8)	211,854	*
Donald R. Kendall, Jr.(9)	119,545	*
Nancy E. Pfund(10)	1,554,114	1.5
Jeffrey B. Straubel(11)	772,606	*
All executive officers and directors as a group (12 persons)(12)	36,887,080	35.0

Other 5% Stockholders:
FMR LLC(13)	12,005,684	11.9

*	Less than 1%.
(1)

Includes 1,647,913 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016, includes 90,909 shares issuable upon conversion of senior convertible notes, excludes shares subject to outstanding performance-based awards which may vest upon the achievement of specified performance criteria. Also includes 2,267,008 shares held by an investment company managed by the reporting person (1,371,966 shares of which are pledged as collateral to secure certain personal indebtedness) and 1,348 shares held as custodian of Mr. Rive’s minor children.
(2)	Includes 1,664,700 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016, excludes shares subject to outstanding performance-based awards which may vest upon the achievement of specified performance criteria. Also includes 1,971,135 shares held by the Peter J. Rive Separate Property Trust.
(3)	Includes 503,103 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016, excludes shares subject to outstanding performance-based awards which may vest upon the achievement of specified performance criteria.
(4)	Stock ownership is based on information as of June 9, 2016, the date Mr. Barnard retired as an executive officer of SolarCity. Includes 298,019 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016.
(5)	Includes 160,388 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016.
(6)	Represents securities held of record by the Elon Musk Revocable Trust dated July 22, 2003 (7,700,000 shares of which are pledged as collateral to secure certain personal indebtedness). Includes 303,030 shares issuable upon conversion of senior convertible notes and 14,166 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016.
(7)	Includes 826,745 shares held of record by Draper Fisher Jurvetson Fund IX, L.P., 260,838 shares held of record by Draper Fisher Jurvetson Fund X, L.P., 1,653,952 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P., 22,403 shares held of record by Draper Fisher Jurvetson Partners IX, LLC, 7,970 shares held of record by Draper Fisher Jurvetson Partners X, LLC, 136,138 shares held of record by Draper Fisher Jurvetson Growth Partners Fund, LLC, 518 shares held of record by Draper Fisher Jurvetson Fund IX Partners, L.P., 319 shares held of record by Draper Fisher Jurvetson Fund X Partners, L.P., 401,053 shares held of record by John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08, 24,388 shares held of record by JHNF Investment LLC, 6,776 shares held of record by The Fisher/Caldwell 2012 Irrevocable Children’s Trust U/A/D 6-12-12, and 500 shares held of record by John Fisher as custodian for a minor child. John H.N. Fisher is one of several managing directors of the general partner entities of these funds that directly hold shares and as such Mr. Fisher may be deemed to have voting and investment power with respect to such shares. Also includes 18,651 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. The address for all entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.
(8)	Includes 159,023 shares held of record by AJG Growth Fund, LLC and 38,665 shares held of record by Valor Equity Management II, LP, which shares are indirectly beneficially held for Mr. Gracias. Mr. Gracias is the manager of AJG Growth Fund, LLC and is affiliated with Valor Equity Management II, LP. Also includes 14,166 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. The address for the Valor entities and Mr. Gracias is 875 North Michigan Ave., Suite 3214, Chicago, Illinois 60611.
(9)	Includes 77,554 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016, and 1,062 shares issuable pursuant to stock awards that vest within 60 days from September 15, 2016.
(10)	Includes 449,279 shares held of record by Bay Area Equity Fund I, L.P., 928,977 shares held of record by DBL Equity Fund-BAEF II, L.P., 119,208 shares held of record by Ms. Pfund as co-trustee of The Pfund Polakoff Family Trust dtd 2/18/1993, and 38,000 held of record by The Pfund Polakoff 2014 CRUT u/a/d 11/07/14. Ms. Pfund is a managing partner of H&Q Venture Management, L.L.C., doing business as DBL Investors LLC, the managing member of Bay Area Equity Fund Managers I, L.L.C, the general partner of Bay Area Equity Fund I, L.P. Also includes 18,650 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. The address for these entities is One Montgomery Street, Suite 2375, San Francisco, California 94104.

(11)	Includes 14,360 shares issuable upon exercise of options exercisable within 60 days from September 15, 2016. Also includes 411,623 shares held by Mr. Straubel, which are pledged as collateral to secure certain personal indebtedness.
(12)	Includes 4,133,651 shares issuable to our current executive officers and directors as a group upon exercise of options exercisable within 60 days from September 15, 2016, and 1,062 shares issuable to our current executive officers and directors as a group pursuant to stock awards that vest within 60 days from September 15, 2016, excludes shares subject to outstanding performance-based awards which may vest upon the achievement of specified performance criteria.
(13)	As of December 31, 2015, the reporting date of the most recent Schedule 13G filed with the SEC pursuant to the Exchange Act on February 12, 2016, FMR LLC and Abigail P. Johnson, the vice chairman, chief executive officer, president and director of FMR LLC, were deemed to have sole voting power with respect to 402,956 of the reported shares and sole dispositive power with respect to all of the reported shares. Neither FMR LLC nor Ms. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC. The address of the entities and persons associated with FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because SolarCity’s common stock is listed on NASDAQ, and will receive in the Merger only shares of Tesla Common Stock, which will be publicly listed on NASDAQ, and cash in lieu of fractional shares, holders of SolarCity Common Stock will not be entitled to appraisal rights in the Merger with respect to their shares of SolarCity Common Stock.

Under the DGCL, the holders of Tesla Common Stock are not entitled to appraisal rights in connection with the Tesla Merger and Share Issuance Proposal.

LEGAL MATTERS

The validity of the shares of Tesla Common Stock to be issued in connection with the Merger and being offered hereby will be passed upon for Tesla by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Tesla by Wachtell, Lipton, Rosen & Katz and for SolarCity by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

Tesla

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SolarCity

The consolidated financial statements of SolarCity appearing in SolarCity’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of SolarCity’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Tesla

Tesla will hold an annual meeting in 2017 regardless of whether the Merger has been completed. Tesla’s amended and restated bylaws require stockholders to furnish timely written notice of their intent to nominate a director or bring any other matter before a stockholder meeting, whether or not they wish to include their proposal in Tesla’s proxy materials. In general, notice must be received by the Tesla’s Corporate Secretary at its principal executive offices no earlier than January 30, 2017 and no later than March 1, 2017 and must contain specified information concerning, among other things, the matters to be brought before such meeting and concerning the stockholder proposing such matters. If the date of the 2017 annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 31, 2017, notice must be received by Tesla’s Corporate Secretary on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Tesla.

Additional information regarding Tesla’s procedures is located in Tesla’s Proxy Statement on Schedule 14A filed April 15, 2016, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

SolarCity

SolarCity will hold an annual meeting in 2017 only if the Merger has not already been completed. If an annual meeting is held, SolarCity’s Bylaws require stockholders to furnish timely written notice of their intent to nominate a director or bring any other matter before a stockholder meeting, whether or not they wish to include their proposal in SolarCity’s proxy materials. In general, notice must be received by the secretary of SolarCity at its principal executive offices no earlier than February 10, 2017 and no later than March 12, 2017 and must contain specified information concerning, among other things, the matters to be brought before such meeting and concerning the stockholder proposing such matters. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from June 7, 2017, a stockholder notice must be received by SolarCity’s Corporate Secretary on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by SolarCity.

Additional information regarding SolarCity’s procedures is located in SolarCity’s Proxy Statement on Schedule 14A filed April 21, 2016, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Tesla Board nor the SolarCity Board knows of any matters that will be presented for consideration at either the Tesla Special Meeting or the SolarCity Special Meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

SolarCity has elected to implement the SEC’s householding rules. Accordingly, only one copy of this joint proxy statement/prospectus is being delivered to SolarCity stockholders residing at the same address, unless such stockholders have notified SolarCity of their desire to receive multiple copies of the joint proxy statement/prospectus. If you are a SolarCity stockholder and, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please call MacKenzie Partners, Inc., the proxy solicitor for SolarCity, toll-free at (800) 322-2885 or international at +1 (212) 929-5500 or write to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. If you are a SolarCity stockholder and hold shares in street name, you may request a separate copy by calling Investor Relations at (650) 963-5920, or by writing to Investor Relations, SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402. For future annual or special meetings, SolarCity stockholders may request separate voting materials, or request that SolarCity send only one set of proxy materials by contacting Investor Relations at the above phone number or address.

Tesla has not instituted householding for stockholders of record. However, certain brokerage firms may have instituted householding for beneficial owners of shares of Tesla Common Stock held through brokerage firms. If your household has multiple accounts holding shares of Tesla Common Stock, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your request. Tesla stockholders may decide at any time to revoke a decision to household, and thereby receive multiple copies.

WHERE YOU CAN FIND MORE INFORMATION

Tesla and SolarCity file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Tesla and SolarCity, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Tesla’s or SolarCity’s website for more information concerning the Merger described in this joint proxy statement/prospectus. Tesla’s website is www.tesla.com. SolarCity’s website is

www.solarcity.com. Information included on either website is not incorporated by reference into this joint proxy statement/prospectus. The information contained on the websites of Tesla, SolarCity and the SEC (except for the filings described below) is expressly not incorporated by reference into this joint proxy statement/prospectus.

Tesla has filed with the SEC a Registration Statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Tesla Common Stock to be issued to SolarCity stockholders in connection with the Merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Tesla Common Stock. The rules and regulations of the SEC allow Tesla and SolarCity to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Tesla and SolarCity to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Tesla has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Tesla, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Proxy Statement on Schedule 14A filed April 15, 2016.

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016.

•	Current Reports on Form 8-K dated August 1, 2016, August 5, 2016 and September 7, 2016 (other than the portions of those documents deemed to be furnished and not filed).

•	The description of Tesla Common Stock contained in Item 1 of Tesla’s Registration Statement on Form S-1 (File No. 333-164593) filed January 29, 2010, as amended.

In addition, Tesla incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this joint proxy statement/prospectus and prior to the date of the Tesla Special Meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You may obtain any of the documents listed above from the SEC, through the SEC’s website and the address described above or from Tesla by requesting them in writing or by telephone at the following address:

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Attention: Investor Relations

Telephone: (650) 681-5000

These documents are available from Tesla without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the Registration Statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the documents listed below that SolarCity has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about SolarCity, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

•	Proxy Statement on Schedule 14A filed April 21, 2016.

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016.

•	Current Reports on Form 8-K and Form 8-K/A dated August 1, 2016, August 3, 2016, August 9, 2016, August 17, 2016, August 18, 2016, August 23, 2016 and September 12, 2016 (other than the portions of those documents deemed not to be filed).

In addition, SolarCity incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this joint proxy statement/prospectus and prior to the date of the SolarCity Special Meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

These documents are available from SolarCity without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

If you are a stockholder of Tesla or SolarCity and would like to request documents, please do so by [                    ], 2016 to receive them before the Tesla Special Meeting and the SolarCity Special Meeting. If you request any documents from Tesla or SolarCity, Tesla or SolarCity will mail them to you by first class mail, or another equally prompt means, within one business day after Tesla or SolarCity receives your request.

This joint proxy statement/prospectus is a prospectus of Tesla and is a joint proxy statement of Tesla and SolarCity for the Tesla Special Meeting and the SolarCity Special Meeting. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. Neither Tesla nor SolarCity has authorized anyone to give any information or make any representation about the Merger or Tesla or SolarCity that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Tesla or SolarCity has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies. Neither our mailing of this joint proxy statement/prospectus to Tesla or SolarCity stockholders, nor the issuance by Tesla of shares of common stock pursuant to the Merger, will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of July 31, 2016

Among

Tesla Motors, Inc.,

SolarCity Corporation

And

D Subsidiary, Inc.

A-i

A-ii

A-iii

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 30, 2016, among SolarCity Corporation, a Delaware corporation (the “Company”), Tesla Motors, Inc., a Delaware corporation (“Parent”), and D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Board of Directors of the Company, the Board of Directors of Parent and the Board of Directors of Merger Sub have approved or adopted, as applicable, this Agreement, determined that the terms of this Agreement are fair to and in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective stockholders, and declared the advisability of this Agreement;

WHEREAS, the Board of Directors of the Company and the Board of Directors of Merger Sub have recommended adoption and approval of this Agreement by their respective stockholders;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Mr. Elon Musk (the “Principal Stockholder”) is entering into an agreement (the “Voting Agreement” and, together with this Agreement, the “Transaction Agreements”) in the form attached hereto as Exhibit D pursuant to which the Principal Stockholder agrees to take certain actions required by the Special Committee, including to vote his and his controlled Affiliates’ beneficially owned Company Common Stock as to which he and/or such Affiliate has sole voting power in favor of the Merger, and, with respect to any Acquisition Proposal that the Company Board or a duly authorized committee thereof determines constitutes a Superior Proposal, in accordance with the terms of this Agreement, proportionately with the vote of other stockholders of the Company on such an Acquisition Proposal; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, the Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by the Transaction Agreements are referred to in the Transaction Agreements collectively as the “Transactions”.

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York 10019, at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.05 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation in the form attached hereto as Exhibit A shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws in the form attached hereto as Exhibit B shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06 Directors and Officers of Surviving Company and Company Subsidiaries. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Company. To the extent requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause the applicable officers and directors of each Company Subsidiary (or those Company Subsidiaries so specified by Parent) to tender their resignations as officers or directors of the applicable Company Subsidiaries, effective as of the Effective Time, to deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time. In connection with the foregoing, the Company shall reasonably cooperate with Parent, including by providing to Parent information and access pursuant to and subject to Section 6.02 reasonably requested by Parent.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;

EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the

Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.0001 per share, in the Company (the “Company Common Stock”) that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.02, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.02 Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock to be issued as Merger Consideration and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval prior to the Effective Time), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of such Certificate for cancellation to the Exchange Agent, in the case of shares of Company Common Stock represented by a Certificate, or (ii) the receipt of an “agent’s message” by the Exchange Agent, in the case of shares of Company Common Stock held in book-entry form, and in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(c) and (B) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock pursuant to Section 2.01(c) and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent and Parent that any applicable stock transfer or similar Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01(c).

Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NASDAQ Stock Market (the “NASDAQ”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one hundred and eighty (180) days after the Effective Time shall be delivered to Parent and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for two (2) years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Withholding Rights. Each of Parent, Merger Sub, the Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

Section 2.03 Treatment of Company Equity Awards.

(a) Company Stock Options. Except as set forth in the last sentence of this Section 2.03(a), each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent Stock Option to purchase (i) that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common

Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.03(a), each such Parent Stock Option shall continue to have, and shall be subject to, the same terms and conditions (including the applicable time-vesting and/or performance-vesting conditions) as applied to the corresponding Company Stock Option immediately prior to the Effective Time. The Company Stock Options set forth on Section 2.03(a) of the Company Disclosure Letter shall be cancelled for no consideration effective immediately prior to the Effective Time.

(b) Company RSU Awards. Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent RSU Award with respect to a number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.03(b), each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including the applicable time-vesting and/or performance-vesting conditions) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(c) Company Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall pass resolutions to effect the foregoing provisions of this Section 2.03.

(d) Parent Actions. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to the Parent Equity Awards, Parent shall prepare and file with the SEC a post-effective amendment to Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Parent Equity Awards.

Section 2.04 Treatment of Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (a) with respect to the offering period in effect as of the date hereof, no participant in the Company ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such offering period; (b) such current offering period shall end, and any outstanding options under the Company ESPP shall be exercised upon, the earlier to occur of (i) the day that is four (4) trading days prior to the Closing Date and (ii) the date on which such current offering period would otherwise end; (c) if such current offering period ends prior to the Closing Date, the Company ESPP shall be suspended and no new offering period shall be commenced thereunder; and (d) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2014 and at least one (1) Business Day prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward looking disclosure in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this

Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent that such disclosure also qualifies or applies to such other sections or to the extent incorporated by cross-reference therein.

Section 3.01 Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (a) the certificate of incorporation of Parent, as amended, in effect as of the date of this Agreement (the “Parent Charter”) and the restated bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”) and (b) the constituent documents of Merger Sub.

Section 3.02 Parent Subsidiaries. (a) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Parent Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 3.03 Capital Structure. (a) The authorized capital stock of Parent consists of 2,000,000,000 shares of common stock, par value $0.001 per share (“Parent Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share, (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on July 15, 2016, (i) 148,047,358 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 12,314,203 shares of Parent Common Stock were issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable), (iv) 2,786,244 shares of Parent Common Stock were issuable upon settlement of outstanding Parent RSU Awards, and (v) 3,571,152 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plans. Except as set forth in this Section 3.03(a), at the close of business on July 15, 2016, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on July 15, 2016 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent

Stock Options or upon the settlement of Parent RSU Awards, in each case, outstanding at the close of business on July 15, 2016 and in accordance with their terms in effect at such time.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of Parent Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 3.03, pursuant to the Parent Stock Plans as in effect as of the date of this Agreement or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (iii) rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (C) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, “Parent Voting Debt”). Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(c) As of the date hereof, neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

Section 3.04 Authority; Execution and Delivery; Enforceability. (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject to the receipt of the Parent Requisite Stockholder Approvals and to the approval of this Agreement by Parent as the sole stockholder of Merger Sub. The Board of Directors of Parent (the “Parent Board”) has adopted resolutions by vote at a meeting duly called at which a quorum of directors of the Parent was present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, (ii) determining that entering into this Agreement is advisable and in the best interests of Parent and its stockholders and (iii) recommending that Parent’s stockholders approve the Share Issuance and approve and adopt this Agreement and the Transactions

(the “Parent Recommendation”) and directing that the Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (A) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (B) determining that entering into this Agreement is advisable and in the best interests of Merger Sub and Parent, as its sole stockholder and (C) recommending that Parent, as sole stockholder of Merger Sub, approve this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for approval. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except (x) (i) for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the total votes of shares of Parent Common Stock cast on such matter in person or by proxy at the Parent Stockholders Meeting (or any adjournment thereof), as required by Rule 5635(a) of the NASDAQ Listing Rules (the “Parent Stockholder Approval”) and (ii) for the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the total votes of shares of Parent Common Stock not owned, directly or indirectly, by the Excluded Parent Parties cast on such matter in person or by proxy at the Parent Stockholders Meeting (or any adjournment thereof) (the “Parent Additional Stockholder Approval” and, together with the Parent Stockholder Approval, the “Parent Requisite Stockholder Approvals”), and (y) for the approval of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Neither Section 203 of the DGCL nor any other anti-takeover, moratorium, fair price, control share, interested shareholder or similar Law (an “Anti-Takeover Statute”) is, or at the Effective Time will be, applicable to Parent or Merger Sub with respect to this Agreement or the Transactions.

Section 3.05 No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (each, excluding any Parent Benefit Plan or Company Benefit Plan, a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Requisite Stockholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that, for purposes of this Section 3.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or antitrust, trade regulation, competition, or similar merger control Laws of other applicable jurisdictions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock as Merger Consideration, (v) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 3.06 SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated audited balance sheet as of December 31, 2015 (or the notes thereto) as included in the Filed Parent SEC Documents, (ii) for liabilities and obligations incurred since December 31, 2015 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) None of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.08 Absence of Certain Changes or Events. From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From December 31, 2015 to the date of this Agreement, Parent and the Parent Subsidiaries have conducted the business of Parent and the Parent Subsidiaries in the ordinary course in all material respects.

Section 3.09 Intended Tax Treatment. Neither Parent nor any Parent Subsidiary (including Merger Sub) has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.10 Litigation. There is no, and since January 1, 2014 there has been no, suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no, and since January 1, 2014 there has been no, Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.11 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. Parent is, and since January 1, 2014, has been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any rules and regulations thereunder, other than as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.12 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Partners L.L.C. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 3.13 Opinion of Financial Advisor. The Parent Board has received the written opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent. Promptly after the execution of this Agreement, Parent will furnish the Company, solely for informational purposes, a true and complete copy of the written opinion of the Parent Financial Advisor.

Section 3.14 Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.15 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, Parent acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (ii) the future business and operations of the Company and the Company Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and Parent has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available after January 1, 2014 and at least one (1) Business Day prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward looking disclosure in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent that such disclosure also qualifies or applies to such other sections or to the extent incorporated by cross-reference therein.

Section 4.01 Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries other than the System Financing Entities (the “Company Subsidiaries”) and the System Financing Entities is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries and the System Financing Entities, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries and the System Financing Entities has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries and the System Financing Entities is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”). The Company has delivered or made available to Parent, prior to execution of this Agreement, a true and complete copy of the resolutions of the Company Board establishing the Special Committee.

Section 4.02 Company Subsidiaries. (a) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) All of the shares of capital stock, membership interests, partnership interests, voting securities or other equity or ownership interests of each of the System Financing Entities that are held by the Company or any Company Subsidiary have been are duly authorized, validly issued, fully paid and non-assessable and are owned by the Company or such Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws or Liens on the equity or ownership interests in or the assets of a System Financing Entity granted in connection with a System Financing in the Ordinary Course of Business. Section 4.02(b) of the Company Disclosure Letter sets forth a list of all the System Financing Entities, including the name of each such entity and its owners.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries and the System Financing Entities, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than in the Ordinary Course of Business pertaining to investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 4.03 Capital Structure. (a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock” and together with Company Common Stock, the “Company Capital Stock”). At the close of business on July 21, 2016, (i) 100,275,852 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) 18,147,629 shares of Company

Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable), (v) 3,748,875 shares of Company Common Stock were issuable upon settlement of outstanding Company RSU Awards, and (vi) 6,620,359 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans. Except as set forth in this Section 4.03(a), at the close of business on July 21, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on July 21, 2016 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the exercise of the Company Stock Options or upon the settlement of Company RSU Awards, in each case, outstanding at the close of business on July 21, 2016 and in accordance with their terms in effect at such time. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock of the Company or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any class of the Company Capital Stock, the value of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of the Company Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, any Company Subsidiary or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or System Financing Entity, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Company Subsidiary, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any shares of capital stock of, or other equity interests in, any Company Subsidiary, the value of any Company Subsidiary or any part of any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interests of any Company Subsidiary. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, any System Financing Entity or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any System Financing Entity, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or System Financing Entity, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any System Financing Entity, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any shares of capital stock of, or other equity interests in, any System Financing Entity, the value of any System Financing Entity or any part of the Company or any System Financing Entity or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interests in, any System Financing Entity, except, in each case, for any changes to the issued, reserved for issuance or outstanding, or to any obligation to issue, deliver or sell, or cause to be issued, delivered or sold any of, the foregoing capital stock, voting stock, equity interests, securities, rights or obligations of any System Financing Entity as of December 31, 2015 effected pursuant to the applicable organizational documents of each such System Financing Entity in the Ordinary Course of Business. Other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or System Financing Entity or any securities, interests, warrants, calls, options or other rights referred to in clauses (i), (ii) or (iii) of the immediately preceding sentences. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries or System Financing Entities is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Neither the Company nor any of the Company Subsidiaries or System Financing Entities is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) No Company Subsidiary or System Financing Entity owns any shares of Company capital stock.

(d) Section 4.03(d) of the Company Disclosure Letter sets forth a true and complete list, as of July 21, 2016, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Stock Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.

(e) As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote, other than (i) Two Hundred Thirty Million Dollars ($230,000,000) in aggregate outstanding principal amount of the Company’s 2.75% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”) issued pursuant to that certain Indenture, dated as of October 21, 2013 (the “2018 Convertible Notes Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee, (ii) Five Hundred Sixty Six Million Dollars ($566,000,000) in aggregate outstanding principal amount of the Company’s 1.625% Convertible Senior Notes due 2019 (the “2019 Convertible Notes”) issued pursuant to that certain Indenture, dated as of September 30, 2014 (the “2019 Convertible Notes Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee and (iii) One Hundred Thirteen Million Dollars ($113,000,000) in aggregate outstanding principal amount of the Company’s Zero Coupon Convertible Senior Notes due 2020 (the “2020 Convertible Notes” and, together with the 2018 Convertible Notes and the 2019 Convertible Notes, the “Convertibles Notes”) issued pursuant to that certain Indenture, dated as of December 7, 2015 (the “2020 Convertible Notes Indenture” and, together with the 2018 Convertible Notes Indenture and the 2019 Convertible Notes Indenture, the “Convertible Notes Indentures”), by and between the Company and Wells Fargo Bank, National Association, as trustee. From and after the date of the 2018 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the Conversion Rate (as defined in the 2018 Convertible Notes Indenture as in effect on the date hereof) from 16.2165 shares of Common Stock (as defined in the 2018 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2018 Convertible Notes. From and after the date of the 2019 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the Conversion Rate (as defined in the 2019 Convertible Notes Indenture as in effect on the date hereof) from 11.9720 shares of Common Stock (as defined in the 2019 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2019 Convertible Notes. From and after the date of the 2020 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the Conversion Rate (as defined in the 2020 Convertible Notes Indenture as in effect on the date hereof) from 30.3030 shares of Common Stock (as defined in the 2020 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2020 Convertible Notes. From and after the date of entry into the Capped Call Transactions through the date hereof, no event or circumstance has occurred that has resulted in an adjustment to the terms of the Capped Call Transactions (other than as a result of this Agreement or the transactions contemplated hereby).

Section 4.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject to the receipt of the Company Requisite Stockholder Approvals. Each of the Board of Directors of the Company (the “Company Board”) and the Special Committee has adopted resolutions, by vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (x) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter in person or by proxy at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Stockholder Approval”) and (y) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter not owned, directly or indirectly, by the Excluded Company Parties cast on such matter in person or by proxy at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Additional Stockholder Approval” and, together with the Company Stockholder Approval, the “Company Requisite Stockholder Approvals”), no other corporate proceedings on the part of the Company or any Company Subsidiary or System Financing Entity are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No Anti-Takeover Statute is, or at the Effective Time will be, applicable to the Company with respect to this Agreement or the Transactions. The Company does not have in effect a “poison pill” or similar stockholder rights plan.

Section 4.05 No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary or System Financing Entity (assuming that the Company Requisite Stockholder Approvals are obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary or System Financing Entity under, any provision of any Contract to which the Company or any Company Subsidiary or System Financing Entity is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or System Financing Entity or their respective properties or assets (assuming that the Company Requisite Stockholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary or System Financing Entity in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (B) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Transactions, (ii) compliance with and filings under the HSR Act or antitrust, trade regulation, competition, or similar merger control Laws of other applicable jurisdictions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as Merger Consideration, (v) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration, and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06 SEC Documents; Undisclosed Liabilities. (a)The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated audited balance sheet as of December 31, 2015 (or the notes thereto) as included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred since December 31, 2015 in the Ordinary Course of Business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other the Company SEC Documents.

(h) Since December 31, 2015, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(i) None of the Company Subsidiaries or System Financing Entities is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events.

(a) From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2015 to the date of this Agreement, the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in the Ordinary Course of Business in all material respects.

(b) Since December 31, 2015 through the date hereof, the Company and the Company Subsidiaries and System Financing Entities have carried on their respective businesses in all material respects in the Ordinary Course of Business, and the Company has not taken any action that would if, taken after the date of this Agreement, require Parent’s consent pursuant to clause (i), (ii), (iii), (v), (xiii), (xvii), (xviii) or (xix) of Section 5.01(b).

(c) During the twelve (12) months ending on May 31, 2016, the Company has managed its vendor, supplier and other third party payables, (i) in the ordinary course and consistent with past practice and (ii) in the ordinary course of business and on ordinary terms, in each case as compared to other publicly traded companies of the same size and character of the Company, the Company Subsidiaries and the System Financing Entities, in the aggregate.

Section 4.09 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company, each Company Subsidiary and each System Financing Entity (A) has timely filed, or caused to be timely filed, taking into account any extensions, all Tax Returns required to be filed by it and such Tax Returns are true, correct and complete, and (B) has timely paid all Taxes required to have been paid by it (whether or not shown on any Tax Return).

(b) The Company, each Company Subsidiary and each System Financing Entity has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c) No claim has been made in the past six years by a Governmental Entity in a jurisdiction where the Company, any Company Subsidiary or any System Financing Entity does not file Tax Returns that the Company, such Company Subsidiary or such System Financing Entity is or may be subject to Taxes in such jurisdiction.

(d) All assessments for Taxes due from the Company, any Company Subsidiary and any System Financing Entity with respect to any completed or settled audits or examinations or any concluded litigation have been timely paid in full.

(e) There are no audits, examinations, investigations or other proceedings pending or threatened in writing (i) in respect of any Taxes or Tax matters of the Company, any Company Subsidiary or any System Financing Entity, or, (ii) to the Knowledge of the Company, in respect of any Taxes or Tax matters relating to a Solar Energy Project.

(f) None of the Company, any Company Subsidiary and any System Financing Entity has extended or waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes, which waiver or extension is currently in effect.

(g) There are no Liens for Taxes upon any property or assets of the Company, any Company Subsidiary or any System Financing Entity, except for statutory Liens for Taxes not yet due and payable.

(h) None of the Company, any Company Subsidiary and any System Financing Entity (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which the Company is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the Ordinary Course of Business and the principal subject matter of which is not Taxes), or (iii) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor.

(i) Within the past two years, none of the Company, any Company Subsidiary and any System Financing Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Any federal, state or other Tax credit claimed by the Company, any Company Subsidiary, any System Financing Entity or, to the Knowledge of the Company, any Tax Equity Investor, with respect to a Solar Energy Project was properly claimed in accordance with applicable Law. None of the Company, the Company Subsidiaries and the System Financing Entities has taken or agreed to take any action or knows of the existence of any fact or occurrence that could reasonably be expected to result in the disallowance of any such Tax credit (or portion thereof) or give rise to an indemnification obligation of the Company, any of its Subsidiaries or any System Financing Entity in respect of Taxes of any Tax Equity Investor.

(k) None of the Company, any Company Subsidiary and any System Financing Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or a similar provision of state, local or foreign law).

Section 4.10 Intended Tax Treatment; Other Tax Matters.

(a) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) There are no interests, instruments, securities or arrangements outstanding that are treated as capital stock of the Company for U.S. federal income tax purposes other than Company Common Stock.

(c) The Company is not, and has not been at any time during the preceding five (5) years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 4.11 Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete and correct list identifying each material Company Benefit Plan. The Company has delivered or made available to Parent true and complete copies of (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description of the material provisions thereof); and (ii) to the extent applicable, (A) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Company Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, (C) the most recent actuarial report, financial statement or valuation report, (D) a current Internal Revenue Service opinion or favorable determination letter, (E) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, and (F) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by the Company, any Company Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company, any Company Subsidiary or any such ERISA Affiliates of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject the Company or any Company Subsidiary to any Controlled Group Liability with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is not a Company Benefit Plan.

(d) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) No Company Benefit Plan provides health, life or other welfare benefits to current or former employees of the Company or any Company Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan; (ii) all contributions or other amounts payable by the Company or any Company Subsidiary with respect to each Company Benefit Plan in respect of the current plan year have been timely paid or accrued in accordance with GAAP; and (iii) there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual consultant of the Company or any Company Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Benefit Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or individual consultant of the Company or any of its subsidiaries; or (v) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any Company Benefit Plan.

(h) Neither the Company nor any Company Subsidiary is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(i) No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States.

Section 4.12 Litigation. There is no, and since January 1, 2014 there has been no, suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or System Financing Entity or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no, and since January 1, 2014 there has been no, Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or System Financing Entity or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company, the Company Subsidiaries and the System Financing Entities are, and since January 1, 2014 have been, in compliance with all applicable Laws and the Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company, a Company Subsidiary or a System Financing Entity is not in compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. The Company is, and since January 1, 2014, has been, in compliance with the FCPA and any rules and regulations thereunder, other than as has not had and would not reasonably be expected to have a Company Material Adverse Effect. This section does not relate to Tax matters, employee benefits matters, environmental matters, Intellectual Property Rights matters or labor matters, which are the subjects of Sections 4.09, 4.11, 4.14, 4.17 and 4.18, respectively.

Section 4.14 Environmental Matters.

(a) Each of the Company, the Company Subsidiaries and the System Financing Entities is and since January 1, 2012 has been in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company, the Company Subsidiaries and the System Financing Entities has obtained all Permits required under Environmental Laws (collectively, the “Environmental Permits”), necessary for their operations or the occupancy of the Leased Real Property as of or prior to the date of this Agreement, as applicable, except where the failure to obtain such Environmental Permit has not had and would not reasonably be expected to have, a Company Material Adverse Effect. All such Environmental Permits are validly issued, in full force and effect, except where the failure to be validly issued and in full force and effect has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending, or, to the Knowledge of the Company, threatened Environmental Claims, actions or proceedings to challenge, modify, revoke or terminate any such Environmental Permits, except such Environmental Claims, actions or proceedings that have not had and if determined adversely would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, the Company Subsidiaries and System Financing Entities are and since January 1, 2012 have been in material compliance with all terms and conditions of the Environmental Permits, except where the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened: (i) against the Company or any Company Subsidiary or System Financing Entity, (ii) against any Person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Company or any Company Subsidiary or System Financing Entity, or (iii) against any real property currently or formerly owned, operated or leased by the Company or any of its subsidiaries or any of the System Financing Entities, except for such Environmental Claims that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There have not been any Releases of, or exposure of any person to, any Hazardous Material that has or would reasonably be expected to give rise to any material Environmental Claim against or liability of the Company or any Company Subsidiary or System Financing Entity, except in each case for such Releases or exposure that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

(e) The Company, the Company Subsidiaries and the System Financing Entities have not received any written notice alleging any actual or alleged material violation of or material liability that remains outstanding and unresolved relating to any of them or their business or their facilities, arising under any Environmental Laws that has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) There is no site, property or facility to or from which the Company or any Company Subsidiary or System Financing Entity or any of their respective predecessors has transported, disposed of, or arranged for the transport, treatment, storage, handling or disposal of Hazardous Materials at which there has been a Release of Hazardous Materials for which the Company would reasonably be expected to incur liability under Environmental Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Contracts. (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary or System Financing Entity is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 4.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of:

(i) each agreement, Contract, understanding, or undertaking to which the Company or any Company Subsidiary or System Financing Entity is a party that (A) restricts the ability of the Company or the Company Subsidiaries or System Financing Entities to conduct or compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, (B) that obligates the Company or any Company Subsidiary or System Financing Entity to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants or (C) would restrict in any respect the ability of Parent or any of the Parent Subsidiaries to conduct or compete in any business or with any Person in any geographical area after the Effective Time;

(ii) (A) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries or System Financing Entities in a principal amount of Ten Million Dollars ($10,000,000) or more is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries and (B) each Contract (including any master agreement, schedule thereto and confirmations) relating to any swap, option, derivative or other hedging agreement or arrangement with a notional amount of Ten Million Dollars ($10,000,000) or more;

(iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole and including each Contract relating to the formation, governance or rights in respect of any System Financing Entity or with a Tax Equity Investor;

(iv) each agreement, Contract, understanding, or undertaking to which the Company or any of Company Subsidiary or System Financing Entity is a party with a Substantial Customer, Substantial Supplier or Substantial Distributor;

(v) each agreement, Contract, understanding, or undertaking pursuant to which the Company or any Company Subsidiary or System Financing Entity has agreed (A) to assume or guarantee any Liability or (B) to indemnify any Person, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(vi) any Contract containing any future obligation of the Company and the Company Subsidiaries and the System Financing Entities in excess of Ten Million Dollars ($10,000,000);

(vii) any Contract relating to the acquisition or development of any material Company Intellectual Property; and

(viii) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, other than in the Ordinary Course of Business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement). Each agreement, Contract, understanding or undertaking of the type described in this Section 4.15(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 4.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries or System Financing Entities, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries or System Financing Entities is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(d) The Company has made available to Parent true and complete copies, of any standard or form of Customer Agreement currently in effect.

Section 4.16 Properties.

(a) The Company and each of the Company Subsidiaries and System Financing Entities do not own and have never owned any real property.

(b) Section 4.16(b) of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease Document). The Company has made available to Parent a true and complete copy of each Lease relating to such Leased Real Property.

(c) The Leased Real Property identified in Section 4.16(b) of the Company Disclosure Letter comprise all of the real property used in the business of the Company or any of its subsidiaries excluding, for avoidance of doubt, real property owned, leased or operated by any Host Customer.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease under which the Company or any Company Subsidiary or System Financing Entity uses or occupies or has the right to use or occupy any Leased Real Property identified in Section 4.16(b) of the Company Disclosure Letter, is legal, valid, binding, enforceable and in full force and effect, (ii) neither the Company nor any Company Subsidiary or System Financing Entity is currently subleasing, licensing or otherwise granting any person the right to use or occupy such Leased Real Property or any portion thereof, (iii) neither the Company nor any Company Subsidiary or System Financing Entity has collaterally assigned or granted any other security interest in such Lease or any interest therein and (iv) no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or System Financing Entity or, to the Knowledge of the Company, the landlord thereunder, exists under any Lease of such Leased Real Property, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Lease.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries and System Financing Entities, as applicable, have good and marketable title to, or valid leasehold interests in or valid rights under contracts to use, all of their property and assets reflected on the most recent balance sheet included in the Company Financial Statements or acquired after the date of such balance sheet and prior to the date hereof, free and clear of all Liens, except Permitted Liens, except as have been disposed of after the date of such balance sheet in the Ordinary Course of Business.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter contains a complete and accurate list of all applied for or registered material Intellectual Property rights (including Internet domain names) (“Scheduled IP”). All Scheduled IP is subsisting and valid and enforceable, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, the Company and the Company Subsidiaries own all right, title and interest in and to, or have sufficient rights to use pursuant to valid and enforceable written licenses, all material Intellectual Property used or held for use in, or that is necessary for, the operation of the Company’s or any of the Company Subsidiaries’ or System Financing Entities’ business as currently conducted (including all Scheduled IP) (collectively, the “Company Intellectual Property”), free and clear of all Liens, except as would not be material to the business of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole. Each of the Company and the Company Subsidiaries has taken reasonable actions to maintain, protect and enforce the Company Intellectual Property owned by the Company or any of Company Subsidiary, including the confidentiality and value of its trade secrets and other confidential information, and, as applicable, requiring Persons, including current and former employees, consultants and contractors, that have developed material software or other material Intellectual Property for the Company or any Company Subsidiary to execute written agreements pursuant to which such Person (i) assigns ownership to the Company or a Company Subsidiary of all such Intellectual Property developed for the Company or a Company Subsidiary during the course of and within the scope of such Person’s employment or other engagement with the Company or any Company Subsidiary, and (ii) is bound to protect and maintain the confidentiality of the confidential information of the Company and the Company Subsidiaries; except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth on Section 4.17(c) of the Company Disclosure Letter and as would not be material to the business of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole, to the Knowledge of the Company (i) no claims, actions or other proceedings are pending and none have been asserted during the past three (3) years against the Company or any Company Subsidiary, and none have been threatened, by any Person that (A) allege that the Company or any Company Subsidiary or the conduct of its or their business has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, or (B) contest the use, ownership, validity, enforceability, patentability or registrability of any Company Intellectual Property; (ii) neither the Company nor any Company Subsidiary, nor the conduct of the business of the Company or any a Company Subsidiary, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and (iii) no third party has infringed, misappropriated or otherwise violated any Company Intellectual Property owned by the Company or any of its subsidiaries.

(d) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company, the Company Subsidiaries and the System Financing Entity, is, and since January 1, 2013 has been, in compliance in all material respects with (i) all applicable material data protection, privacy, security and other applicable laws governing the collection or use (including the storage, display, transfer, dissemination and other disposition) of any personal or other sensitive information (including credit card information), and (ii) any material privacy policies, programs or other notices that concern the Company’s or any of the Company Subsidiaries’ or System Financing Entities’ collection or use of any personal information of any Person. Since January 1, 2013, (A) there have not been any incidents of material (1) data security breaches, (2) complaints or notices to the Company or any Company Subsidiary or System Financing Entity, or (3) audits, proceedings or investigations conducted or claims asserted by any other Person (including any Governmental Authority) regarding the unauthorized or illegal collection or use (including the storage, display, transfer, dissemination and other disposition) of any personal or other sensitive information of any Person, or any material violation of applicable law, by the Company or any Company Subsidiary or System Financing Entity, and (B) no such claim is pending or, to the Knowledge of the Company, threatened, that, in the case of (A)  or (B), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.18 Labor Matters. (a) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement or other Contract with any labor organization, union or work council.

(b) During the three years preceding the date of this Agreement, (i) there have been no strikes, work stoppages, work slowdowns, lockouts, picketing or other similar material labor activities pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries, and (ii) there are no material unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiary against the Company or any Company Subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority.

(c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours, worker classification, unfair labor practices, and the Worker Adjustment and Retraining Notification Act of 1988 (and any similar state or local statute).

Section 4.19 Tax Equity.

(a) The Company has made available to Parent a list of each Solar Energy Project that is a Section 1603 Grant Project.

(b) All Section 1603 Grant Applications and all annual certifications and reports required to be filed with the U.S. Department of Treasury with respect to each Section 1603 Grant Project have been timely and properly filed and are true, correct and complete, except as would not have a material effect on all Section 1603 Grant Projects, taken as a whole.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, the Company Subsidiaries and the System Financing Entities has taken or agreed to take any action, or knows of the existence of any fact or occurrence, that could reasonably be expected to result in the recapture, loss or disallowance of all or any portion of the Section 1603 Grant received by any Section 1603 Grant Project, including without limitation, as a result of any of the Company, any Company Subsidiary or System Financing Entity, or any of their affiliates being or having been a Disqualified Person; provided that no representation is being made for this purpose in respect of the transactions contemplated by this Agreement.

(d) No notice has been received by any of the Company, the Company Subsidiaries or the System Financing Entities which indicates that the Section 1603 Grant received for any Section 1603 Grant Project is under audit, examination, review or investigation, or is subject to any action or proceeding by any Governmental Authority.

(e) Neither the Company nor any Company Subsidiary or System Financing Entity has received notice that any System Financing Entity or Tax Equity Investor (or any corporation that directly or indirectly holds 100% of the ownership interest in the applicable Tax Equity Investor) is, or is reasonably expected to be, subject to any audit, examination, review, investigation, action or proceeding by any taxing authority, which audit, examination, review, investigation, action or proceeding concerns in whole or in part such person’s direct or indirect interest in any Solar Energy Project.

Section 4.20 Substantial Customers, Suppliers or Distributors; Adequacy of Supply.

(a) Section 4.20(a) of the Disclosure Schedule lists the twenty (20) largest customers (each, a “Substantial Customer”) of the Company and the Company Subsidiaries and the System Financing Entities, on the basis of revenues received by any of the foregoing on account of the Customer Contracts as to which such customer and/or its Subsidiaries and Affiliates are a party for the twelve (12) month period ending on June 30, 2016.

(b) Section 4.20(b) of the Disclosure Schedule lists the twenty (20) largest suppliers (each, a “Substantial Supplier”) of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole, on the basis of cost of goods or services purchased for the twelve (12) month period ending on June 30, 2016.

(c) No Substantial Customer or Substantial Supplier has (i) ceased or materially reduced its payments or sales or provision of services to the Company, the Company Subsidiaries or the System Financing Entities since the beginning of the 12 month period ending on June 30, 2016; (ii) threatened in writing to cease or materially reduce such payments or sales or provision of services; or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

(d) There are no facts or circumstances that would make it difficult for the Company, the Company Subsidiaries or the System Financing Entities to obtain, in reasonable quantities and necessary quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of any existing product manufactured or sold by the Company.

(e) Section 4.20(e) of the Disclosure Schedule lists the ten (10) largest third party distributors, resellers or joint sales or marketing partners (each, a “Substantial Distributor”) of the Company and the Company Subsidiaries, taken as a whole, on the basis of revenues, including as received from System Financings of the Solar Energy Projects utilized to generate energy under the Customer Agreements, generated by such channels for the twelve (12) month period ending on June 30, 2016. No Substantial Distributor has (i) ceased or materially reduced its commercial relationship with the Company since the beginning of the 12 month period ending on June 30, 2016; (ii) threatened in writing to cease or materially reduce such commercial relationship; or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

Section 4.21 Product Warranties; Recalls. None of the Company or any Company Subsidiary has made any material express warranties or guarantees with respect to the products marketed and/or sold or services rendered by it, other than in the Ordinary Course of Business. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each product sold or delivered and each service rendered by the Company or any Company Subsidiary has been in conformity with all applicable contractual commitments and all express and implied warranties. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no products manufactured and/or sold by the Company or any Company Subsidiary have been the subject of any recall, and there are no pending voluntary recalls and no pending or, to the Knowledge of the Company, threatened claims seeking the recall, withdrawal, suspension, or seizure of any such products. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Company’s and the Company Subsidiaries’ products have complied, and are expected to continue to comply with applicable specifications and government safety standards, and have been, and are expected to be, substantially free from deficiencies or defects.

Section 4.22 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC (the “Committee Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between or among the Company and the Committee Financial Advisor relating to the Transactions.

Section 4.23 Opinion of Financial Advisor. The Special Committee has received a written opinion or an oral opinion to be subsequently confirmed in writing from the Committee Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to holders of Company Common Stock (other than the Principal Stockholder and his Affiliates and holders of shares to be canceled in accordance with Section 2.01(b)). Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, a true and complete copy of the written opinion of the Committee Financial Advisor.

Section 4.24 Insurance. Each of the Company, the Company Subsidiaries and the System Financing Entities maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as is appropriate in light of the business of the Company and the Company Subsidiaries and System Financing Entities. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy of the Company or any Company Subsidiary or System Financing Entity is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (ii) neither the Company nor any of the Company Subsidiaries or System Financing Entities is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries or System Financing Entities pending under any such policies that (a) to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the Ordinary Course of Business or (b) if not paid would constitute a Company Material Adverse Effect.

Section 4.25 Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents or (ii) the Company Benefits Plans, Section 4.25 of the Company Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between the Company or any Company Subsidiary or System Financing Entity, on the one hand, and, on the other hand, any (A) present executive officer or director of the Company, (B) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such executive officer, director or owner (other than the Company or any Company Subsidiary or System Financing Entity).

Section 4.26 Bylaw Amendment. The Company Board has adopted an amendment to the Company Bylaws in the form attached as Exhibit C hereto.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Parent Subsidiaries or (ii) the future business and operations of Parent and the Parent Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to the Company or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and the Company has not relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in Section 5.01(a) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the Ordinary Course of Business in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) amend the Parent Charter or the Parent Bylaws in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or otherwise be disproportionately adverse to the Company or the holders of Company Common Stock, except as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(ii) declare, set aside or pay any extraordinary dividend or other extraordinary distribution payable in cash, stock or property in respect of the Parent Capital Stock, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of the Parent Capital Stock in a manner that would disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common Stock or, to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, issue, purchase, redeem or otherwise acquire any share of Parent Capital Stock or other securities of Parent;

(iii) acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person if such acquisition would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger; or

(iv) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by the Company. Except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course of Business in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary or System Financing Entity to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options outstanding on the date hereof in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Equity Awards outstanding as of the date hereof, and (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and wholly owned Company Subsidiaries and for any liens in favor of the administrative agent under the Company’s existing credit agreement) (A) any shares of capital stock of the Company or any Company Subsidiary or System Financing Entity (other than the issuance of Company Common Stock upon the exercise of the Company Stock Options and the settlement of Company Equity Awards pursuant to the Company Stock Plans, in each case, outstanding at the close of business on the date of this Agreement), (B) any other equity interests or voting securities of the Company or any Company Subsidiary or System Financing Entity, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or System Financing Entity, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or System Financing Entity, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, (F) any Company Voting Debt or (G) any Company Preferred Stock; provided that the Company may take the foregoing actions, including , with respect to the equity or ownership interests of any System Financing Entity in connection with incorporating or forming such System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii);

(iii) (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary or System Financing Entity, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(iv) except as required by any Company Benefit Plan in existence as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual consultants, (B) grant to any of its directors, officers, employees or individual consultants any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for payment of bonuses or incentive compensation that is accrued or earned but unpaid as of the date hereof in the Ordinary Course of Business, (D) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, officers, employees or individual consultants, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, except (I) for any amendments to Company Benefit Plans that are welfare plans in the Ordinary Course of Business, consistent with past practice, that do not materially increase the cost to the Company, in the aggregate, of maintaining such Company Benefit Plan, or (II) to conduct its annual review and reenrollment of its health and welfare plans in the Ordinary Course of Business, (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual consultants, or (G) hire any employee or individual consultant whose annual base compensation exceeds Two Hundred Thousand Dollars ($200,000);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by Law or a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than (x) purchases of supplies and inventory in the Ordinary Course of Business, (y) any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries conducted in the Ordinary Course of Business or (z) with respect to the equity or ownership interests of any System Financing Entity in connection with incorporating or forming such System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii);

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than the sale of solar assets to a Company Subsidiary or System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii) and sales of products or services in the Ordinary Course of Business) or any interests therein that individually have a fair market value in excess of Five Million Dollars ($5,000,000) or in the aggregate have a fair market value in excess of Ten Million Dollars ($10,000,000), except (A) any of the foregoing with respect to inventory in the Ordinary Course of Business, (B) any of the foregoing with respect to obsolete or worthless equipment in the Ordinary Course of Business or (C) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii) and guarantees thereof and for any transactions among the Company and the wholly owned Company Subsidiaries or wholly owned System Financing Entities in the Ordinary Course of Business;

(viii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness;

(ix) make, or agree or commit to make, any capital expenditure except for capital expenditures (A) in accordance with the capital plans for 2016 set forth in Section 5.01(b)(ix) of the Company Disclosure Letter, (B) as required by a Governmental Entity or (C) to the extent necessary in good faith response to any emergency caused by war, terrorism, weather events, public health events or outages;

(x) (A) enter into or amend any Contract if such Contract or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions or (B) solicit or enter into any transaction or Contract requiring (including because conditioned upon), or reasonably expected to cause, the Company to abandon, terminate, materially delay or not consummate the Transactions, or requiring, or reasonably expected to cause, the Company to fail to comply in any material respect with this Agreement;

(xi) enter into any new, or amend any, Company Material Contract to the extent that, as a result of such entry or amendment, consummation of the Merger or compliance by the Company or any Company Subsidiary or System Financing Entity with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any Company Subsidiary or System Financing Entity under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Company Material Contract or amendment;

(xii) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the Ordinary Course of Business;

(xiii) waive, release, assign, settle, compromise or admit wrongdoing (including by the Company, any Company Subsidiary or System Financing Entity, or any of their Affiliates or Representatives) with respect to any existing or potential claim, action or proceeding (other than any claim, action or proceeding relating to Taxes or Section 1603 Grants, which shall be governed exclusively by clause (xvi) below), other than waivers, releases, assignments, settlements or compromises that do not include any admission of wrongdoing and do not and are not reasonably likely to create obligations of the Company or any of its Affiliates (including the Company Subsidiaries and the System Financing Entities, but excluding future obligations to refrain from defamation or violations of Law) other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on the Filed Company SEC Documents or (b) not in excess of One Million Dollars ($1,000,000) in the aggregate;

(xiv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material trademarks, trademark rights, trade names or service marks owned by or exclusively licensed to the Company or any Company Subsidiary, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to trademarks, trademark rights, trade names or service marks owned by any third party, in each case other than in the Ordinary Course of Business;

(xv) amend or modify any Company Material Contract or enter into, amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement, in each case if such amendment or modification would materially increase the obligations of or risk of liability to the Company;

(xvi) make, change or revoke any material Tax election, change any material method of Tax accounting or any annual Tax accounting period, request any Tax ruling, file any material amended Tax Return, settle, compromise or admit wrongdoing (including by the Company, any Company Subsidiary or System Financing Entity, or any of their Affiliates or Representatives) with respect to any existing or potential claim, action or proceeding relating to Taxes or Section 1603 Grants if such settlement, compromise or admission would or could reasonably be expected to, individually or in the aggregate, have an adverse effect that is material on the Company, or surrender any claim for a material refund of Taxes, provided that, a failure by Parent to provide its prior written consent to permit a System Financing Entity (or a Company Subsidiary with respect to a System Financing Entity) to take any such action shall be deemed to be unreasonable if failure to take such action would result in a breach by such System Financing Entity (or a Company Subsidiary) of any of its representations or covenants contained in any organizational document of such System Financing Entity;

(xvii) enter into any new line of business outside of its existing business;

(xviii) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Entity in connection with the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation;

(xix) dissolve or liquidate any Company Subsidiary or System Financing Entity, except to the extent required by the operating agreement of such Company Subsidiary or System Financing Entity;

(xx) enter into any amendment, waiver, supplement or other modification to any Company Material Contract governing any Indebtedness of the Company, any Company Subsidiary, or any System Financing Entity or the Capped Call Transactions unless such amendment is acceptable to Parent in its sole discretion; provided, however, that (A) any amendment to the Secured Revolving Credit Facility, the Aggregation Credit Facility or the SREC Facilities having the sole effect of increasing the amount of commitments outstanding thereunder in an amount such that the Indebtedness that would be outstanding thereunder if such increased commitments were fully drawn would be permitted under Section 5.01(b)(viii) shall be deemed to be acceptable to Parent, (B) any amendment to the terms of any Indebtedness having the sole effect of extending the maturity date thereof shall be deemed to be acceptable to Parent and (C) any amendment to the terms of any Indebtedness that both (i) is solely administrative in nature or whose sole effect is to correct an obvious error or any error or omission of a technical nature in the terms of such Indebtedness and (ii) does not adversely affect the interests of the Parent, any Parent Subsidiary, the Company, any Company Subsidiary or any System Financing Entity in any material respect, shall be deemed to be acceptable to Parent; or

(xxi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

Section 5.02 Solicitation by the Company; Company Recommendation.

(a) Except as expressly permitted by Section 5.02(c) and except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party), following the conclusion of the Go-Shop Period, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company and shut down the applicable Person’s or group’s access to any physical or electronic “data room” or analogous access to information.

(b) Except as expressly permitted by Section 5.02(c) and except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party), from the conclusion of the Go-Shop Period until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, shall cause its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, including by providing non-public information and other access to any Person, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) adopt resolutions or otherwise take any action to make the provisions of any Anti-Takeover Statute inapplicable to any Acquisition Proposal, (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a Person to submit an Acquisition Proposal to the extent failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or (vi) resolve, agree or propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 5.02(a) or Section 5.02(b), at any time following the conclusion of the Go-Shop Period and prior to the time the Company Requisite Stockholder Approvals are obtained, if the Company receives an Acquisition Proposal from any Person that did not result from any breach of this Section 5.02, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide or otherwise make available information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company, the Company Subsidiaries and the System Financing Entities and other access to such Person or its Representatives pursuant to (but only pursuant to) to a customary confidentiality agreement (an “Acceptable Confidentiality Agreement”), duly executed by such Person, (A) containing terms that are not materially more favorable in the aggregate to such Person than those contained in the Confidentiality Agreement or (B) on terms reasonably acceptable to Parent; provided that the Company shall make available to Parent substantially concurrently with providing to any such other Person (and in any event within 48 hours) any non-public information concerning the Company or its Subsidiaries that was not previously made available to Parent or its Representatives, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside counsel and financial advisors, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal. Notwithstanding anything to the contrary in the Transaction Agreements, at any time and from time to time until the date forty-five (45) calendar days after the date of this Agreement (the period prior to such date, the “Go-Shop Period”), the Company, the Company Subsidiaries and the System Financing Entities and their respective Representatives shall have the right to, without any allegation of breach of this Agreement by Parent or Parent’s Representatives, (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by making available information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company, the Company Subsidiaries and the System Financing Entities to any Person pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall make available to Parent substantially concurrently with providing to any such other Person (and in any event within 48 hours) any non-public information concerning the Company or its Subsidiaries that was not previously provided to Parent or its Representatives; and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than two (2) Business Days after the conclusion of the Go-Shop Period, the Company shall notify Parent in writing of the identity of each Person or group of Persons from whom the Company received a written Acquisition Proposal prior to the conclusion of the Go-Shop Period and provide to Parent (x) a copy of any Acquisition Proposal made in writing and any other written terms or proposals provided to the Company or any Company Subsidiary System Financing Entities and (y) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

(d) Following the conclusion of the Go-Shop Period, the Company shall promptly (and in any event within 48 hours after the later of receipt of the respective Acquisition Proposal and the conclusion of the Go-Shop Period), notify Parent both orally and in writing of the receipt of any Acquisition Proposal, any inquiries that would reasonably be expected to result in an Acquisition Proposal, or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice shall include (i) a copy of any Acquisition Proposal (including any financing commitments) made in writing and other written terms or proposals provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of any Acquisition Proposal not made in writing or any such inquiry or request. The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, material discussions or material negotiations regarding (i) any Acquisition Proposal, inquiry that would reasonably be expected to result in an Acquisition Proposal, or request for non-public information, in the case of any Person or group that is not an Excluded Party, or (ii) any Acquisition Proposal that is or would reasonably be expected to lead to a Superior Proposal, in the case of any Person or group that is an Excluded Party (but only for as long as such Person or group is an Excluded Party). None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by the last sentence of Section 5.02(c) to Parent.

(e) Except as set forth in this Section 5.02(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation with respect to the Merger, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve, authorize, endorse, declare advisable, adopt, enter into or recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of the Company, an Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Company Adverse Recommendation Change”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Section 5.02(e), prior to the time the Company Requisite Stockholder Approvals are obtained (but not after), the Company Board may (1) effect a Company Adverse Recommendation Change if the Company Board determines in good faith after consultation with outside counsel and its financial advisor and upon recommendation thereof by the Special Committee that, as a result of a Company Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (2) if the Company receives an Acquisition Proposal that did not result from any breach of this Section 5.02 the Company Board determines in good faith after consultation with outside counsel and its financial advisors and upon recommendation thereof by the Special Committee constitutes a Superior Proposal, authorize, adopt, or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only if (I) the Company Board determines in good faith after consultation with outside counsel and its financial advisor and upon recommendation thereof by the Special Committee that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and (II) if the Company terminates this Agreement pursuant to Section 8.01(g) concurrently with entering into such Alternative Acquisition Agreement and pays the applicable Company Termination Fee in compliance with Section 6.05(b)(iii); provided, however, that the Company Board may only take the actions described in the foregoing clauses (1) or (2) if:

(i) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions and the reasons therefor at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, the details of such Company Intervening Event or the material terms of the Acquisition Proposal received by the Company that constitutes a Superior Proposal and attaches the most current version of the proposed agreement or other documentation under which such Acquisition Proposal is proposed to be consummated and any other material documents in respect of such Acquisition Proposal and states the identity of the third party making such Acquisition Proposal (a “Superior Proposal Notice”) (it being understood that, except as may relate to an Excluded Party, any material change to the terms of such Superior Proposal, as applicable, shall require a new Superior Proposal Notice and, in such case, all references to four (4) Business Days in this Section 5.02(e) shall be deemed to be three (3) Business Days (each such four (4) or three (3) Business Day period, a “Notice Period”));

(ii) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to have, negotiated with Parent in good faith (to the extent Parent desire to negotiate) during such Notice Period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and

(iii) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent prior to the termination of such Notice Period and shall have, after taking into account such changes, determined in good faith after consultation with outside counsel and its financial advisor that, (A) with respect to the actions described in the foregoing clause (1) of Section 5.02(e), such Company Intervening Event remains in effect and that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to take such action, and (B) with respect to the actions described in the foregoing clause (2) of Section 5.02(e), such Acquisition Proposal received by the Company continues to constitute a Superior Proposal and that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to take such action, in each case, if such changes offered in writing by Parent were given effect.

After compliance with the foregoing clauses (i)-(iii) with respect to any Superior Proposal, the Company shall have no further obligations under the foregoing clauses (i)-(iii), and the Company Board shall not be required to comply with such obligations with respect to any other Superior Proposal. After compliance with the foregoing clauses (i)-(iii) with respect to a Company Intervening Event, the Company shall have no further obligations under the foregoing clauses (i)-(iii), and the Company Board shall not be required to comply with such obligations with respect to any other Company Intervening Event.

(f) Subject to the proviso in this Section 5.02(f), nothing contained in this Section 5.02 shall be deemed to prohibit the Company, the Company Board, the Special Committee or any other committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change unless the applicable requirements of Section 5.02(e) shall have been satisfied.

(g) As used in this Agreement, “Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis or assets of the Company and its Subsidiaries representing twenty percent (20%) or more of the consolidated revenues or net income (including, in each case, securities of the Company’s Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning shares with twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock.

(h) As used in this Agreement:

(i) “Company Intervening Event” means a development or change in circumstances that is unknown to the Company Board or the Special Committee of the Company Board (the “Special Committee”) as of the date of this Agreement, which development or change in circumstance becomes known to or by the members of the Board or the Special Committee prior to obtaining the Company Requisite Stockholder Approvals; provided, however that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event: (i) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Company Intervening Event) and (ii) the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof.

(ii) “Excluded Party” means any Person, group of Persons or group of Persons that includes any Person or group of Persons, from whom the Company or any of its Representatives has received prior to the conclusion of the Go-Shop Period a written Acquisition Proposal that the Company Board determines in good faith (such determination to be made no later than two (2) Business Days after the conclusion of the Go-Shop Period), after consultation with outside counsel and its financial advisors and upon recommendation thereof by the Special Committee, is or would reasonably be expected to result in a Superior Proposal; provided that some or all of such Persons and the other members of such group who were members of such group immediately prior to the conclusion of the Go-Shop Period constitute at least 50% of the equity financing of such group at any time thereafter when a determination as to whether such Person is an Excluded Party is required hereunder.

(i) As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from 20% to 50% and it being understood that any transaction that would constitute an Acquisition Proposal pursuant to clause (ii) or (iii) of the definition thereof cannot constitute a Superior Proposal under clause (i) under the definition thereof unless it also constitutes a Superior Proposal pursuant to clause (ii) or (iii), as applicable, after giving effect to this parenthetical) that the Company Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is more favorable to the Company’s stockholders than the Transactions, taking into account all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Acquisition Proposal under the provisions of Section 5.02(e) or otherwise).

Section 5.03 No Solicitation by Parent; Parent Recommendation.

(a) Except as expressly permitted by this Section 5.03, following the date of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease any discussions or negotiations with any Person or group that may be ongoing with respect to any Parent Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, Parent shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of Parent and shut down the applicable Person’s or group’s access to any physical or electronic “data room” or analogous access to information.

(b) Except as expressly permitted by this Section 5.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, Parent shall not, shall cause its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Acquisition Proposal, including by providing non-public information and other access to any Person, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning Parent or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Parent Acquisition Proposal (a “Parent Acquisition Agreement”), (iv) adopt resolutions or otherwise take any action to make the provisions of any Anti-Takeover Statute inapplicable to any Parent Acquisition Proposal, (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a Person to submit an Parent Acquisition Proposal to the extent failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or (vi) resolve, agree or propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 5.03(a) or Section 5.03(b) at any time following the date of this Agreement and prior to the time the Parent Requisite Stockholder Approvals are obtained, if Parent receives a Parent Acquisition Proposal from any Person that did not result from any breach of this Section 5.03, Parent and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) Parent and its Representatives may provide non-public information and other access to such Person if Parent receives from such Person (or has received from such Person) an executed a customary confidentiality agreement, and (ii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Parent Board (or a duly authorized committee thereof) determines in good faith, after consultation with Parent’s outside counsel and financial advisors, that such Parent Acquisition Proposal is or would reasonably be expected to lead to a Parent Superior Proposal.

(d) Except as set forth in this Section 5.03(d), neither the Parent Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to the Company (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Parent Recommendation, (B) fail to include the Parent Recommendation in the Proxy Statement, (C) approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of the Parent, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of Parent, a Parent Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of Parent that constitutes a Parent Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Parent stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Parent Adverse Recommendation Change”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, a Parent Acquisition Proposal, or cause or permit Parent or any of its Subsidiaries to enter into any Parent Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Section 5.03(d), prior to the time the Parent Requisite Stockholder Approvals are obtained (but not after), the Parent Board may (1) effect a Parent Adverse Recommendation Change if the Parent Board determines in good faith after consultation with outside counsel and its financial advisor that, as a result of a Parent Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (2) if Parent receives a Parent Acquisition Proposal that did not result from any breach of this Section 5.03 that the Parent Board determines in good faith after consultation with outside counsel and its financial advisor constitutes a Parent Superior Proposal, authorize, adopt, or approve such Parent Superior Proposal and cause or permit Parent to enter into an Parent Acquisition Agreement with respect to such Parent Superior Proposal, but, with respect to the foregoing clause (1), only if, (I) the Parent Board determines in good faith after consultation with outside counsel and its financial advisor that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and (II) Parent terminates this Agreement pursuant to Section 8.01(h) concurrently with entering into such Parent Acquisition Agreement and pays the applicable Parent Termination Fee in compliance with Section 6.05(c)(iii); provided, however, that the Parent Board may only take the actions described in the foregoing clauses (1) or (2) if:

(i) Parent shall have provided prior written notice to the Company of Parent Board’s intention to take such actions at least four (4) Business Days in advance of taking such action and the reason therefor, which notice shall specify, as applicable, the details of such Parent Intervening Event or the financial and other material terms of the Acquisition Proposal received by Parent that constitutes such Parent Superior Proposal (a “Parent Superior Proposal Notice”) (it being understood that any material change to the terms of such Parent Acquisition Proposal, as applicable, shall require a new Parent Superior Proposal Notice and, in such case, all references to four (4) Business Days in this Section 5.03(d) shall be deemed to be three (3) Business Days (each such four (4) or three (3) Business Day period, a “Parent Notice Period”));

(ii) after providing such notice and prior to taking such actions, Parent shall have, and shall have caused its Representatives to, negotiate with the Company in good faith (to the extent the Company desire to negotiate) during such Parent Notice Period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and

(iii) the Parent Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by the Company prior to the termination of such Parent Notice Period and shall have, after taking into account such changes, determined in good faith, after consultation with outside counsel and its financial advisor, that (A) with respect to the actions described in the foregoing clause (1), that such Parent Intervening Event remains in effect and that it would continue to be inconsistent with the Parent Board’s fiduciary duties under applicable Law not to take such action, and (B) with respect to the actions described in the foregoing clause (2), such Parent Acquisition Proposal received by Parent continues to constitute a Parent Superior Proposal and that it would continue to be inconsistent with the Parent Board’s fiduciary duties under applicable Law not to take such action, in each case, if such changes offered in writing by the Company were given effect.

After compliance with the foregoing clauses (i)-(iii) with respect to any Parent Superior Proposal, Parent shall have no further obligations under the foregoing clauses (i)-(iii), and the Parent Board shall not be required to comply with such obligations with respect to any other Parent Superior Proposal. After compliance with the foregoing clauses (i)-(iii) with respect to a Parent Intervening Event, Parent shall have no further obligations under the foregoing clauses (i)-(iii), and the Parent Board shall not be required to comply with such obligations with respect to any other Parent Intervening Event.

(e) Subject to the proviso in this Section 5.03(e), nothing contained in this Section 5.03 shall be deemed to prohibit Parent, the Parent Board or any committee of the Parent Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that neither the Parent Board nor any committee thereof shall effect a Parent Adverse Recommendation Change unless the applicable requirements of Section 5.03(d) shall have been satisfied.

(f) As used in this Agreement, “Parent Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving Parent, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of Parent and its Subsidiaries, on a consolidated basis or assets of Parent and its Subsidiaries representing twenty percent (20%) or more of the consolidated revenues (including, in each case, securities of Parent’s Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the voting power of the outstanding shares of Parent Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning shares with twenty percent (20%) or more of the voting power of the outstanding shares of Parent Common Stock.

(g) As used in this Agreement, “Parent Intervening Event” means a development or change in circumstances that is unknown to the Parent Board as of the date of this Agreement, which development or change in circumstance becomes known to or by the Parent Board prior to obtaining the Parent Requisite Stockholder Approvals; provided, however that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event: (i) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Parent Intervening Event) and (ii) the receipt, existence of or terms of a Parent Acquisition Proposal or any inquiry relating thereto or the consequences thereof.

(h) As used in this Agreement, “Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from 20% to 50% and it being understood that any transaction that would constitute a Parent Acquisition Proposal pursuant to clause (ii) or (iii) of the definition thereof cannot constitute a Parent Superior Proposal under clause (i) under the definition thereof unless it also constitutes a Parent Superior Proposal pursuant to clause (ii) or (iii), as applicable, after giving effect to this parenthetical) that the Parent Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is more favorable to the Parent’s stockholders than Transactions, taking into account all of the terms and conditions of such Parent Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by the Company to Parent in writing in response to such Parent Acquisition Proposal under the provisions of Section 5.03(d) or otherwise).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Form S-4 and the Joint Proxy Statement; Company Stockholders Meeting and Parent Stockholders Meeting.

(a) Parent and the Company shall use reasonable best efforts to jointly prepare and cause to be filed with the SEC as promptly as reasonably practicable (and in any event use reasonable best efforts to do so within 10 Business Days following the date of this Agreement) a joint proxy statement to be sent to the stockholders of Parent and the stockholders of the Company relating to the Parent Stockholders Meeting and the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) Parent shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting for the sole purpose of seeking the Parent Requisite Stockholder Approvals. Parent shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Parent’s stockholders and to hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Parent Requisite Stockholder Approvals. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Requisite Stockholder Approvals and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.03(d). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the Parent Stockholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Requisite Stockholder Approvals, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholders Meeting, provided that (excluding any adjournments or postponements required by applicable Law) the Parent Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parent agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal, by the making of any Parent Adverse Recommendation Change by the Parent Board or by the occurrence of a Parent Intervening Event.

(e) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purpose of seeking the Company Requisite Stockholder Approvals. The Company shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act and to hold the Company Stockholders Meeting as soon as reasonably practicable after the Form S-4 becomes effective and (ii) solicit the Company Requisite Stockholder Approvals. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Requisite Stockholder Approvals and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(e). Notwithstanding the foregoing provisions of this Section 6.01(e), if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Requisite Stockholder Approvals, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided that (excluding any adjournments or postponements required by applicable Law) the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal, by the making of any Company Adverse Recommendation Change by the Company Board or by the occurrence of a Company Intervening Event.

(f) Notwithstanding anything set forth in this Agreement to the contrary, Parent and the Parent Board shall not be required to take any actions contemplated by Section 6.01(d) (including, for the avoidance of doubt, convening and holding the Parent Stockholders Meeting for the purpose of seeking the Parent Requisite Stockholder Approvals, causing (or using reasonable best efforts to cause) the Joint Proxy Statement to be mailed to Parent’s stockholders and soliciting (or using reasonable best efforts to solicit) the Parent Requisite Stockholder Approvals) and shall have the right to postpone the date of the Parent Stockholders Meeting and publicly announce the reasons therefor if (i) a Company Default shall have occurred and for so long as a Company Default remains in effect, (ii) Parent shall not have received on the date that is one Business Day prior to the date that the Joint Proxy Statement is to be mailed to Parent’s stockholders pursuant to Section 6.01 (ignoring, for such purpose, a delay in such mailing contemplated by this Section 6.01(f)) a certificate signed on behalf of the Company by an executive officer of the Company certifying that a Company Default is not then in effect.

(g) The Company shall use its reasonable best efforts to hold the Company Stockholders Meeting at least one Business Day prior to the Parent Stockholders Meeting, and Parent shall use its reasonable best efforts to hold the Parent Stockholders Meeting on the Business Day following the Company Stockholders Meeting, in each case, subject to Section 6.01(d) and Section 6.01(e). In no event shall Parent be required to hold the Parent Stockholders Meeting prior to the Company Stockholders Meeting.

(h) Parent, as sole stockholder of Merger Sub, shall approve this Agreement.

Section 6.02 Access to Information; Confidentiality.

(a) Subject to applicable Law, the Company shall, and shall cause each of the Company Subsidiaries and System Financing Entities to, afford to Parent and to Parent’s Representatives reasonable access, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, per sonnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries and System Financing Entities to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request in connection with this Agreement and the transactions contemplated hereby, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of the Company, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which the Company or such Company Subsidiary or System Financing Entity is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege) and (iv) may withhold or redact any document or information containing competitively sensitive information or valuation information. If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. Without limiting the foregoing, the Company shall, and shall cause the Company Subsidiaries and System Financing Entities, to afford to Parent and to Parent’s Representatives reasonable access to the books, contracts, commitments, personnel, Representatives and records of the Company, the Company Subsidiaries and System Financing Entities to the extent reasonably requested by Parent to confirm, to Parent’s reasonable satisfaction, the satisfaction of the conditions set forth in Section 7.02(e) and Section 7.02(f). All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated June 23, 2016 between Parent and the Company (the “Confidentiality Agreement”).

(b) From the date hereof through the Effective Time, in each case except to the extent prohibited by applicable antitrust or competition Law, the Company shall, and shall cause the Company Subsidiaries and the System Financing Entities to, (a) permit a representative of the Parent designated by the Parent to participate in the investment committee processes of the Company, the Company Subsidiaries and the Financing Entities and evaluate the decisions of the investment committee members before such decisions are made, (b) permit a representative of the Parent designated by the Parent to participate in the weekly cash flow review processes of the Company the Company Subsidiaries and the Financing Entities and provide such representative a reasonable opportunity to review and discuss the Company’s, the Company’s Subsidiaries’ and the Financing Entities’ cash flows with members of management of such Persons as part of their cash flow review and forecasting process, and (c) consider the feedback of such designated representatives in good faith.

Section 6.03 Required Actions. (a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Transactions.

(b) In connection with Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no Anti-Takeover Statute is or becomes applicable to this Agreement or the Transactions and (y) if any Anti-Takeover Statute becomes applicable to this Agreement or the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In connection with Section 6.03(a), Parent and the Company shall cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the transactions contemplated hereby.

(d) In connection with Section 6.03(a), the Company and Parent shall make all filings, including filing a Notification and Report form under the HSR Act, as promptly as practicable with the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible, and in any event no later than the End Date; provided, however, that neither Parent nor the Company shall be required pursuant to this Section 6.03(d) to commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate or modify any relationships, rights or obligations or to do any other act that is not conditioned upon the consummation of the Merger or that would or would reasonably be expected to result in (i) a prohibition or limitation on the ownership, operation or freedom of action by the Company, Parent or any of their respective Subsidiaries of or with respect to any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, (ii) the Company, Parent or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Company or the Company Subsidiaries, including the right to vote, or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Company and the Company Subsidiaries, if any such actions set forth in clauses (i) through (iv) of this Section 6.03(d) would materially impair the expected benefits of the transaction (a “Detriment”). If the actions taken by Parent and the Company pursuant to the immediately preceding sentence do not result in the conditions set forth in Sections 7.01(c) and (d) being satisfied, then, during the term of this Agreement, each of Parent and the Company shall use their reasonable best efforts to participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Transactions or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Transactions, including by defending any suit, action or other legal proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.01(c) or (d) not to be satisfied.

(e) In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:

(i) make or cause to be made as promptly as reasonably practicable (and in any event no later than 15 Business Days following the date of this Agreement), in consultation and cooperation with the other, all filings required under the HSR Act relating to the Merger;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.03(d);

(iii) give the other reasonable prior notice of any such registration, declaration, submission, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, submission, notice, filing or communication;

(iv) use its reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentary material in connection with antitrust, competition, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and

(v) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Entity and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with the filing of such materials, and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger, subject to redaction of competitively sensitive information, valuation material or information subject to attorney client privilege.

(f) Notwithstanding anything else contained herein but subject to the proviso of the first sentence of Section 6.03(d), the provisions of this Section 6.03 shall not be construed to require the Company, Parent or their respective Subsidiaries to offer, take, commit to or accept any action, restrictions or limitations of or on the Company, Parent or their respective Subsidiaries, or to permit such actions, restrictions or limitations without the prior written consent of the other party, if such actions, restrictions or limitations, individually or in the aggregate, would or would reasonably be expected to result in a Detriment.

(g) The Company shall promptly (and in any event within 24 hours of becoming aware of such Company Default) notify Parent in writing upon the occurrence of any Company Default.

Section 6.04 Indemnification, Exculpation and Insurance. (a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (each, an “Action”), with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect (to the fullest extent permitted under applicable Law) the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s articles of incorporation and bylaws or other organization documents in effect immediately prior to the Effective Time or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s certificate of incorporation and bylaws set forth in Exhibit A and Exhibit B in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and its Subsidiaries from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of the amount set forth on Section 6.04(b) of the Company Disclosure Letter (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Parent shall obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, provided that without the Parent’s consent, the cost of such “tail” policy shall not exceed the Maximum Amount.

(c) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, assume the obligations set forth in this Section 6.04.

(d) At and after the Effective Time, Parent shall indemnify and hold harmless (and advance funds in respect of the foregoing; provided, however, that the Company Indemnified Party to whom funds are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification under Law applicable to Parent) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company

Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Company shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

(e) The provisions of this Section 6.04 shall (i) survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05 Fees and Expenses. (a) Except as provided in Sections 6.05(b) and 6.05(c), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent the Company Termination Fee if:

(i) Parent terminates this Agreement pursuant to Section 8.01(e); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) at any time after Parent would have been permitted to terminate this agreement pursuant to Section 8.01(e), this Agreement shall be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.05(b)(i);

(ii) (A) this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(d), (B) after the date hereof, but prior to the date of the Company Stockholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(d)), a third party has made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the Company Stockholders Meeting, in the case of Section 8.01(b)(iii), or prior to the date of termination, in the case of Section 8.01(b)(i) or Section 8.01(d), an Acquisition Proposal that has become known to the public, and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate any Acquisition Proposal or any Acquisition Proposal is consummated. For the purposes of Section 6.05(b)(ii)(C) only, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(d) except that all references to “20%” therein shall be deemed to be references to “50%”; or

(iii) the Company terminates this Agreement pursuant to Section 8.01(g).

(c) Parent shall pay to the Company the Parent Termination Fee if:

(i) the Company terminates this Agreement pursuant to Section 8.01(f); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) at any time after the Company would have been permitted to terminate this agreement pursuant to Section 8.01(f), this Agreement shall be deemed terminated pursuant to Section 8.01(f) for purposes of this Section 6.05(c)(i);

(ii) (A) this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(ii) or Section 8.01(c), (B) after the date hereof, but prior to the date of the Parent Stockholders Meeting (in the case of Section 8.01(b)(ii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(c)), a third party has made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the Parent Stockholders Meeting, in the case of Section 8.01(b)(ii), or prior to the date of termination, in the case of Section 8.01(b)(i) or Section 8.01(c), a Parent Acquisition Proposal that has become known to the public, and (C) within 12 months of such termination, Parent enters into a definitive Contract to consummate any Parent Acquisition Proposal or any Parent Acquisition Proposal is consummated.

For the purposes of Section 6.05(c)(ii)(C) only, the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(f) except that all references to “20%” therein shall be deemed to be references to “50%”; or

(iii) Parent terminates this Agreement pursuant to Section 8.01(h).

(d) Any Company Termination Fee or Parent Termination Fee due under Section 6.05(b) or Section 6.05(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 6.05(b)(i) or Section 6.05(c)(i), on the Business Day immediately following the date of termination of this Agreement, (ii) in the case of Section 6.05(b)(ii) or Section 6.05(c)(ii), on the date of the first to occur of the events referred to in Section 6.05(b)(ii)(C) or Section 6.05(c)(ii)(C), as applicable and (iii) in the case of Section 6.05(b)(iii) or Section 6.05(c)(iii), at or prior to the termination of this Agreement.

(e) Parent and the Company acknowledge and agree that the agreements contained in Section 6.05(b) and Section 6.05(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not have entered into this Agreement. Accordingly, if either party fails promptly to pay the amount due pursuant to Section 6.05(b) or Section 6.05(c), as applicable, and, in order to obtain such payment, the other party commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company or Parent, as applicable, shall pay to the other party such payment and its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. In no event shall either party be obligated to pay more than one termination fee pursuant to this Section 6.05.

Section 6.06 Certain Tax Matters. Each of the Company and Parent shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by not taking any action (or failing to take any action) that is reasonably likely to prevent or impede such qualification. Each of the Company and Parent shall use its reasonable best efforts to obtain the opinions of counsel referenced in Sections 7.02(d) and 7.03(d), including by executing and delivering customary representation letters to each such counsel in form and substance reasonably satisfactory to such counsel.

Section 6.07 Transaction Litigation. Subject to applicable Law, Parent shall give the Company the opportunity to participate in the defense or settlement of any litigation by a holder of securities of Parent against Parent or its directors relating to the Transactions and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors or officers by a holder of securities of the Company relating to the Transactions and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.03, each of Parent and the Company shall cooperate, shall cause the Parent Subsidiaries and the Company Subsidiaries and System Financing Entities, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation by a holder of securities of the Company or of Parent, as applicable.

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09 Public Announcements. Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company will use reasonable best efforts to develop a joint communications plan and to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.09, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

Section 6.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 6.11 Certain Transfer Taxes. Except to the extent set forth in Section 2.02(c), any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Company and expressly shall not be a liability of stockholders of the Company.

Section 6.12 Employee Matters.

(a) Parent shall or shall cause the Surviving Company to assume, honor and fulfill all of the obligations under the Company Benefit Plans in accordance with their terms.

(b) Effective as of the Effective Time and continuing through the end of the fiscal quarter in which the Effective Time occurs, Parent hereby agrees that it shall, or it shall cause the Surviving Company (or any Subsidiary thereof) to, provide each employee of the Company or any Company Subsidiary or System Financing Entity who continues to be employed by Parent or the Surviving Company (or any Subsidiary thereof or any System Financing Entity) as of the Effective Time (each, a “Continuing Employee”) with levels of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that are equal to such levels of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that were provided to such Continuing Employee immediately prior to the Effective Time.

(c) Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof) to, cause service rendered by each Continuing Employee to the Company or any Company Subsidiary or System Financing Entity or their respective predecessors prior to the Effective Time to be credited for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) under the Parent Benefit Plans in which any Continuing Employee may participate from and after the Effective Time to the same extent as such service was taken into account under a corresponding Company Benefit Plan; provided that no such credit shall be required to the extent that it would result in a duplication of benefits for the same period of service.

(d) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick, or vacation policies applicable to such Continuing

Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof or any System Financing Entity) to, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Parent or the Surviving Company (or any Subsidiary thereof or any System Financing Entity).

(e) Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof or any System Financing Entity) to, (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) waive all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) provide the Continuing Employee with credit for any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents under such Parent Benefit Plan for the plan year in which the Effective Time occurs.

(f) Without limiting the generality of Section 9.07, the provisions of this Section 6.12 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or individual consultant or any other Person shall be a third-party beneficiary of this Section 6.12. Nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose or as prohibiting or limiting the ability of Parent to amend, modify or terminate any plans, programs, policies, agreements, arrangements or understandings of the Company or Parent. Nothing herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent to continue any specific plans or to continue the employment or service, or any changes to the terms and conditions of the employment or service, of any specific Person.

Section 6.13 Treatment of Outstanding Debt and Capped Call Transactions.

(a) Treatment of Convertible Notes, other Outstanding Debt and Capped Call Transactions. Within the time periods required by the terms of each agreement governing the terms of any Indebtedness of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities (including, without limitation, each Convertible Notes Indenture) and the Capped Call Transactions, the Company, the Company Subsidiaries and the System Financing Entities shall take all actions required by the applicable agreement to be performed by any of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities prior to the Effective Time as a result of the execution and delivery of this Agreement, the Merger, and the other transactions contemplated by this Agreement, including the giving of any notices that may be required prior to the Effective Time and the delivery to the applicable lender, agent, trustee, other counterparty or other applicable Person of any documents or instruments required to be delivered prior to the Effective Time to such lender, agent, trustee, other counterparty or other applicable Person, in each case in connection with such transactions or otherwise required pursuant to any agreement governing the terms of any Indebtedness of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities (including, without limitation, each Convertible Notes Indenture) and the Capped Call Transactions; provided that the Company (or the applicable Company Subsidiary or System Financing Entity) shall deliver a copy of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the applicable agreement governing the terms of such Indebtedness. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel, in each case in form and substance reasonably acceptable to Parent, of each Convertible Notes Indenture and (ii) using its reasonable best efforts to cause the trustee under each Convertible Notes Indenture to execute at the Effective Time such supplemental indentures.

Section 6.14 Financing Cooperation.

(a) Prior to the Effective Time, the Company, the Company Subsidiaries and the System Financing Entities shall, and shall use their reasonable best efforts to cause their Representatives to, provide all customary cooperation, including provision of customary financial information, that is reasonably requested by Parent or Merger Sub in connection with any third-party debt financing obtained by Parent or Merger Sub for the purpose of financing the Merger and any transaction related thereto, including the refinancing of any debt of Parent, Merger Sub, the Company, any Company Subsidiary or any System Financing Entity in connection therewith (it being understood that the receipt of any such debt financing is not a condition to the Merger); provided, however, that (i) no such cooperation shall be required under this Section 6.14(a) or Section 6.14(b) to the extent it would (A) unreasonably disrupt the conduct of the Company’s business, (B) require the Company, the Company Subsidiaries or the System Financing Entities to incur any fees, expenses or other liability prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (C) cause any representation or warranty of the Company in this Agreement to be breached (unless such breach is waived by Parent and Merger Sub), (D) cause any condition to Parent’s or Merger Sub’s obligation to consummate the Merger to fail to be satisfied or otherwise cause any breach of this Agreement by the Company (unless such failure or breach is waived by Parent and Merger Sub) or (E) be reasonably expected to cause any director, officer or employee of the Company, any Company Subsidiary or any System Financing Entity to incur any material personal liability and (ii) except to the extent otherwise contemplated hereby, the Company, the Company Subsidiaries and the System Financing Entities shall not be required under this Section 6.14(a) or Section 6.14(b) to execute any credit or security documentation or similar agreement, or amendment thereof, that is operative prior to the Effective Time.

(b) Subject to the proviso in Section 6.14(a), the Company, the Company Subsidiaries and the System Financing Entities shall, and shall use their reasonable best efforts to cause their Representatives to, cooperate with Parent and Merger Sub (in each case, to the extent reasonably requested by Parent) in connection with (i) the replacement, backstopping or amendment, as of the Effective Time, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of the Company and the Company Subsidiaries, including granting any waivers in respect thereof, (ii) the satisfaction, unwind, amendment or rolling over, in each case as of, and conditioned upon the occurrence of, the Effective Time, of derivative financial instruments or arrangements (including the Capped Call Transactions and other swaps, caps, floors, futures, forward contracts and option agreements) and (iii) the amendment, replacement, modification, waiver of terms, refinancing, repayment, redemption and satisfaction and discharge, in each case, to be effective as of the Effective Time, of any Indebtedness of the Company or any Company Subsidiary in connection with the transactions contemplated hereby; provided that with respect to any amendment, modification or waiver of any of the foregoing, all communications with lenders, creditors, counterparties and agents and representatives thereof prior to the Effective Time shall be conducted jointly by the Company (or the applicable Company Subsidiary or System Financing Entity), Parent and Merger Sub (or their respective designated Representatives); provided, father, that completion of the transactions described in the foregoing clauses (i) through (iii) is not a condition to the Merger. Parent shall reimburse the Company for any out-of-pocket expenses incurred by the Company pursuant to this Section 6.14(b).

(c) On the date that is fifteen (15) Business Days prior to the expected Effective Date (as determined by Parent, acting reasonably and in good faith, and notified to the Company twenty (20) Business Days in advance of the expected Effective Date), the Company shall deliver to Parent a notice setting forth all

Indebtedness of the Company, the Company Subsidiaries and the System Financing Entities as of such date and any other Indebtedness expected to be incurred by any of the Company, the Company Subsidiaries or the System Financing Entities on or prior to the Effective Date. If requested in writing by the Parent at least ten (10) Business Days prior to the Effective Time, the Company, the Company Subsidiaries and the System Financing Entities shall use reasonable best efforts to deliver to Parent and Merger Sub at least three (3) Business Days prior to the Effective Time a customary payoff letter (executed by the lenders (or agents therefor) under the applicable Indebtedness) with respect to any Indebtedness of the Company, any of the Company Subsidiaries or any of the System Financing Entities designated for repayment by Parent in such written request delivered by Parent to the Company (the “Repaid Indebtedness”). The Company, the Company Subsidiaries and the System Financing Entities shall use reasonable best efforts to facilitate the termination and repayment in full of all obligations under the Repaid Indebtedness, and the release of any liens and termination of all guarantees in connection therewith, at, and subject to the occurrence of, the Effective Time; provided that actual repayment of the Repaid Indebtedness shall only be required if the Company, the Company Subsidiaries and the System Financing Entities shall have on hand or shall have received from Parent the funds necessary to pay in full such obligations. Parent shall reimburse the Company, the Company Subsidiaries and the System Financing Entities for any out-of-pocket expenses incurred by the Company, any of the Company Subsidiaries or any of the System Financing Entities pursuant to this Section 6.14(c).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Parent Requisite Stockholder Approvals and the Company Requisite Stockholder Approvals shall have been obtained.

(b) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or ruling by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.02 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.03, Section 4.04, Section 4.08(a), Section 4.08(c) and Section 4.22) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Company Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.02(a)); (ii) the representations and warranties of the Company contained in Section 4.01, Section 4.03 (excluding Section 4.03(a) and Section 4.03(e)), Section 4.04 and Section 4.08(c) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company contained in Section 4.03(a), Section 4.03(e) and Section 4.22 shall be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 4.08(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d) Tax Opinion. Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.02(d), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company.

(e) Absence of Event of Default. There shall not have occurred and be continuing, with respect to any Indebtedness of the Company, any Company Subsidiary or any System Financing Entity with a principal amount (individually or in the aggregate) in excess of $10 million, (A) any event or condition that (with or without notice and/or lapse of time) (i) results in such Indebtedness (or would have resulted under the terms of such Indebtedness as in effect on the date hereof unless such event or condition has been Permanently Waived) becoming due prior to its scheduled maturity or requires such Indebtedness (or would have required under the terms of such Indebtedness as in effect on the date hereof unless such event or condition has been Permanently Waived) to be prepaid in whole or in part prior to its scheduled maturity (including, without limitation, any “Manager Termination Event,” “Servicer Event of Default,” “Potential Amortization Event” or “Amortization Event” under the MyPower Facility, any “Manager Termination Event,” “Provider Termination Event,” “Amortization Event” or “Potential Amortization Event” under the Domino Facility, any “Sweep Event” or “Subject Fund Sweep Event” under the Aggregation Facility, any “Sweep Event” under the Mako Facility, any “Sweep Event” or “Recalibration Event” under the Hammerhead Facility or any other similar event under any other Indebtedness of the Company, any Company Subsidiary or any System Financing Entity), other than, solely in the case of mandatory partial prepayments or repurchases, as set forth on Schedule 7.02(e), or (ii) constitutes a breach or default under the terms of any such Indebtedness (or would have constituted such a breach or default under the terms thereof as in effect on the date hereof unless such event or condition has been Permanently Waived) or enables or permits (or would have enabled or permitted under the terms of the applicable Indebtedness as in effect on the date hereof) the holder or holders of any such Indebtedness (or any trustee or agent on its or their behalf) to cause any such Indebtedness to become due, or to require the prepayment (in whole or in part), repurchase, redemption or defeasance thereof, prior to its scheduled maturity (other than, solely in the case of mandatory partial prepayments or repurchases, as set forth on Schedule 7.02(e)) or (B) any failure to pay the principal of any such Indebtedness at the stated maturity thereof (any event or circumstance described clause (A) or (B), a “Company Default”). Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

(f) Company Net Working Capital Balance. The Company Net Working Capital Balance shall be no more than Seventy Five Million Dollars ($75,000,000). Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03 Conditions to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.03 and Section 3.04) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.01, Section 3.03 (except for Section 3.03(a)) and Section 3.04 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) the representations and warranties of Parent and Merger Sub contained in Section 3.03(a) shall be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(d) Tax Opinion. The Company shall have received a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.03(d), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Company Requisite Stockholder Approvals or the Parent Requisite Stockholder Approvals, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean nine (9) months from signing; provided, however, that the terminating party shall have complied with its obligations pursuant to Section 6.03 and the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is a proximate result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub);

(ii) if the Parent Requisite Stockholder Approvals are not obtained at the Parent Stockholders Meeting duly convened (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(iii) if the Company Requisite Stockholder Approvals are not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(c) by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by Parent or Merger Sub, as the case may be, within 90 days after receiving written notice from the Company;

(d) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by the Company, as the case may be, within 90 days after receiving written notice from Parent;

(e) by Parent, in the event that (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company shall have failed to include in the Joint Proxy Statement, the Company Recommendation;

(f) by the Company, in the event that (i) a Parent Adverse Recommendation Change shall have occurred or (ii) Parent shall have failed to include in the Joint Proxy Statement, the Parent Recommendation;

(g) by the Company, if permitted by Section 5.02(e) and provided that the Company has complied with its obligations under Section 5.02(e), at any time prior to obtaining the Company Requisite Stockholder Approvals, in order to enter into a binding agreement that provides for a Superior Proposal; or

(h) by Parent, if permitted by Section 5.03(d) and provided that Parent has complied with its obligations under Section 5.03(d), at any time prior to obtaining the Parent Requisite Stockholder Approvals, in order to enter into a binding agreement that provides for a Parent Superior Proposal.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), or (h) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the last sentence of Section 6.02, Section 6.05, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraud, intentional misrepresentation or intentional breach of any covenant or agreement set forth in this Agreement.

Section 8.03 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Company Requisite Stockholder Approvals or the Parent Requisite Stockholder Approvals; provided, however, that (i) after receipt of the Company Requisite Stockholder Approvals, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) after receipt of the Parent Requisite Stockholder Approvals, there shall be made no amendment that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

Attn:	Tanguy Serra
Seth Weissman
Phuong Phillips
Email:	tserra@solarcity.com
sweissman@solarcity.com
pphillips@solarcity.com

and by email and hand delivery to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attn:	Thomas J. Ivey
Email:	thomas.ivey@skadden.com

if to Parent or Merger Sub, by email to:

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Attn:	Jason Wheeler
Todd A. Maron
Email:	jasonw@tesla.com
todd@tesla.com

and by email and hand delivery to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:	David C. Karp
Ronald C. Chen
Email:	DCKarp@wlrk.com
RCChen@wlrk.com

Section 9.03 Definitions. For purposes of this Agreement:

“Acquired Entity” means the Company, each of the Company’s subsidiaries and each of the System Financing Entities.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregation Facility” means that certain Loan Agreement, dated as of May 4, 2015, among Megalodon Solar, LLC, as borrower, the Company, as limited guarantor, each other loan party from time to time party thereto, each of the conduit lenders from time to time party thereto, each of the committed lenders from time to time party thereto, each of the group agents from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Applicable Time” means the actual time of day at which the applicable Company Notice or Parent Notice was received by Parent or the Company, as applicable (e.g., if the applicable notice was received at 4:00 p.m. on the day on which it was received, then the Applicable Time on any subsequent day shall be 4:00 p.m.).

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, New York or Palo Alto, California.

“Capped Call Transactions” means, collectively, the capped call transactions governed by (i) the Confirmation between Goldman, Sachs & Co. and the Company, dated as of September 24, 2014, ref. no. SDB2502321138, (ii) the Confirmation between Goldman, Sachs & Co. and the Company, dated as of October 8, 2014, ref. no. SDB2502336618, (iii) the Confirmation among Deutsche Bank AG, London Branch Deutsche Bank Securities, Inc., as agent, and the Company, dated as of September 24, 2014, ref. no. 600693, (iv) the Confirmation among Deutsche Bank AG, London Branch Deutsche Bank Securities, Inc., as agent, and the Company, dated as of October 8, 2014, ref. no. 602735, (v) the Confirmation between Bank of America, N.A. and the Company, dated as of September 24, 2014, ref. no. 148554466 and (vi) the Confirmation between Bank of America, N.A. and the Company, dated as of October 8, 2014, ref. no. 148581387.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, policies, programs, agreements or arrangements providing, or designed to provide, benefits to any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary that is sponsored or maintained by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is required to contribute, excluding, in each case, any Multiemployer Plan.

“Company Equity Award” means, collectively, the Company Stock Options and the Company RSU Awards.

“Company ESPP” means the Company’s 2012 Employee Stock Purchase Plan.

“Company Net Working Capital Balance” means the aggregate dollar amount of Payables outstanding on the Closing Date in excess of the aggregate dollar amount of Payables outstanding on May 31, 2016.

“Company Material Adverse Effect” with respect to the Company means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially impedes or materially delays the ability of the Company to consummate the Transactions or (b) materially adversely affects the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries and System Financing Entities, taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect”

has occurred or may, would or could occur under the foregoing clause (b) only: (i) changes or conditions generally affecting the industries in which the Company or any of the Company Subsidiaries or System Financing Entities operate in the regions in which they operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (iii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries or System Financing Entities with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions or (ix) any taking of any action at the written request of Parent.

“Company RSU Award” means any award of restricted stock units corresponding to shares of Company Common Stock, which award is subject to restrictions based on performance or continuing service.

“Company Stock Option” means a stock option to acquire Company Common Stock.

“Company Stock Plans” means the Company’s 2012 Equity Incentive Plan, the Zep Solar, Inc. 2010 Equity Incentive Plan, and the Company’s 2007 Stock Plan, as amended.

“Company Termination Fee” means an amount equal to Seventy-Eight Million, Two Hundred Thousand Dollars ($78,200,000) in cash; provided that “Company Termination Fee” shall instead mean an amount equal to Twenty-Six Million, One Hundred Thousand Dollars ($26,100,000) in cash in the event that the Agreement is terminated in connection with the Company’s entry into an Alternative Acquisition Agreement with an Excluded Party in accordance with the terms of Section 5.02(e).

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code, (d) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Section 701 et seq. of ERISA and Sections 9801 et seq. of the Code, and (e) any foreign Law similar to the foregoing clauses (a) through (d).

“Customer Agreement” means a power purchase agreement or lease agreement for the sale of power from or the lease of, respectively, a Solar Energy Project, or an agreement for the sale to an individual residential or commercial customer of a photovoltaic system and related equipment and services, including energy storage, HVAC control and water heaters.

“Disqualified Person” means at any time during the Recapture Period for any applicable Solar Energy Project currently or formerly owned, leased or operated by the Company, any Company Subsidiary or any System Financing Entity, (a) any federal, state or local government (including any political subdivision, agency or instrumentality thereof), (b) any organization described in Section 501(c) of the Code and exempt from Tax under Section 501(a) of the Code, (c) any entity referred to in Section 54(j)(4) of the Code, (d) any person described in Section 50(d)(1) of the Code, (e) any person who is not a “United States person” as defined in Section 7701(a)(30) of the Code, unless such person is a foreign person or entity (other than a foreign partnership or foreign pass-through entity) that is subject to U.S. federal income tax on more than 50% of the gross income for the taxable year derived by such person from the applicable Acquired Entity and thus qualifies for the exception of Section 168(h)(2)(B) of the Code; and (f) any partnership or other “pass-through entity” (within the meaning of Section 1603(g)(4) of the American Recovery and Reinvestment Tax Act of 2009, including a single-member disregarded entity and a foreign partnership or foreign pass-through entity, but excluding a “real estate investment trust” as defined in Section 856(a) of the Code and a cooperative organization described in Section 1381(a) of the Code, neither of which shall constitute a pass-through entity for purposes of this clause (f)) any direct or indirect partner (or other holder of an equity or profits interest) of which is described in clauses (a) through (e) above unless such person owns such indirect interest in the partnership or pass-through entity through a “taxable C corporation”, as that term is used in the Section 1603 Program Guidance; provided that if and to the extent the definition of “disqualified person” under Section 1603(g) of the American Recovery and Reinvestment Tax Act of 2009, as amended, is amended after the date hereof, the definition of “Disqualified Person” hereunder shall be interpreted to conform to such amendment and any guidance issued by the U.S. Treasury Department with respect thereto.

“Domino Facility” means that certain Credit Agreement, dated as of March 31, 2016, among Domino Solar, Ltd, as borrower, the Company, as manager and as performance guarantor, Dom Solar Lessor I, LP, as original lessor, acting through its general partner, Dom Solar General Partner I, LLC, each of the lenders from time to time party thereto, each funding agent from time to time party thereto, Credit Suisse AG, New York Branch, as agent, and U.S. Bank National Association, as paying agent and as custodian, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, demand letters, claims, proceedings or written notices of noncompliance, or written notice of violation by any person (including any Governmental Entity) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit or relating to Hazardous Materials or Releases.

“Environmental Laws” means any applicable domestic or foreign federal, state and local laws, principles of common law, statutes, regulations, ordinances and orders and determinations to the extent binding on the Company or the Company Subsidiaries or System Financing Entities, relating to pollution, the environment (including natural resources, indoor and ambient air, surface water, groundwater, land surface or subsurface strata), protection of human health and safety as it relates to the environment, including any relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means 0.110.

“Excluded Company Parties” means the directors and named executive officers of Parent and the directors and named executive officers of the Company other than Nancy E. Pfund and Donald R. Kendall, Jr., in each case as of the date of this Agreement and/or as of record date set in respect of the Company Stockholders Meeting and including, for the avoidance of doubt, Lyndon R. Rive, Peter J. Rive, Tanguy V. Serra, Hayden D. Barnard, Seth R. Weissman, Elon Musk, John H.N. Fisher, Antonio Gracias and Jeffrey B. Straubel, and the Persons in which any of the foregoing Persons have a pecuniary interest or in the name of which the shares of Company Common Stock of any of the foregoing Persons are registered or beneficially held, whether directly or indirectly.

“Excluded Parent Parties” means the directors and named executive officers of the Company in each case as of the date of this Agreement and/or as of record date set in respect of the Parent Stockholders Meeting and including, for the avoidance of doubt, Elon Musk, Antonio Gracias and Jeffrey B. Straubel, and the Persons in which any of the foregoing Persons have a pecuniary interest or in the name of which the shares of Parent Common Stock of any of the foregoing Persons are registered or beneficially held, whether directly or indirectly.

“Hammerhead Facility” means that certain Loan Agreement, dated as of February 4, 2014, among Hammerhead Solar LLC, each of the lenders from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls; and (b) any chemical, material, substance or waste that is prohibited, limited or regulated, or may give rise to liability or standards of conduct, under any applicable Environmental Law.

“Host Customer” means a customer under a Customer Agreement.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned

Company Subsidiary), (f) all Indebtedness of any other Person secured by any Lien on owned or acquired property of the reference Person, whether or not the Indebtedness secured thereby has been assumed, (g) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (h) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination) or (i) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person. “Intellectual Property” means all intellectual property and all corresponding rights throughout the world, including (a) all trademarks, service marks, trade dress, logos, trade names, Internet domain names and all other indicia of origin, together with all applications, registrations and renewals and goodwill associated with any of the foregoing; (b) all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions, and reexaminations in connection therewith and counterparts thereof; (c) works of authorship (whether or not copyrightable), copyrights and all applications, registrations and renewals associated therewith and all data, databases and database rights; (d) trade secrets, know-how and proprietary and other confidential information, including inventions (whether or not patentable or reduced to practice), improvements, technologies, processes, methods, protocols, specifications, plans, techniques, technical data, customer and supplier lists, pricing and cost information and business and marketing plans, reports and proposals; (e) software (including source code, executable code, systems, tools, data, databases, applications, firmware and related documentation); and (f) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of Parent, the knowledge, assuming due inquiry, of any of the Persons set forth on Section 9.03 of the Parent Disclosure Letter and, in the case of the Company, the knowledge, assuming due inquiry, of any of the Persons set forth on Section 9.03 of the Company Disclosure Letter.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary or System Financing Entity, excluding any estate and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries related to any Solar Energy Project.

“Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its subsidiaries holds any Leased Real Property.

“Mako Facility” means that certain Credit Agreement, dated as of January 15, 2016, among Mako Solar, LLC, as borrower, the Company, as limited guarantor, each of the other loan parties from time to time party thereto, each of the lenders from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“MyPower Facility” means (i) that certain Indenture, dated as of January 9, 2015, among FTE Solar I, LLC, as issuer, and U.S. Bank National Association, as indenture trustee, as amended, supplemented or otherwise modified from time to time, (ii) that certain Note Purchase Agreement, dated as of January 9, 2015, among FTE Solar I, LLC, as issuer, SolarCity Finance Company, LLC, as originator and servicer, the Company, as parent and manager, each of the purchasers from time to time party thereto, each of the funding agents from time to time party thereto and Credit Suisse AG, New York Branch, as agent for the purchasers and the funding agents, and (iii) any other documents, agreements or instruments entered into in connection with any of the foregoing.

“Ordinary Course of Business” means the ordinary conduct of business consistent with past customs and practices of the Company, including, for the avoidance of doubt, in each case solely to the extent in the ordinary conduct of business consistent with past customs and practices of the Company, (i) the negotiation, execution and modification of Customer Agreements, (ii) the negotiation, execution and modification of Contracts for products and services related to the marketing, installation, sale, financing and operation of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, (iii) the sale by Company, Company Subsidiaries and System Financing Entities of products and services related to the installation, sale, financing (to the extent permitted under Section 5.01(b)(viii)) and operation of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, (iv) entering into System Financings other than Indebtedness, (v) entering into System Financings that constitute Indebtedness permitted under Section 5.01(b)(viii), and (vi) any ancillary conduct necessary in connection with the foregoing, including, without limitation, the creation of System Financing Entities, providing Liens on membership interests of System Financing Entities or Solar Energy Projects and other assets of the System Financing Entities, and providing limited guarantees of the Company for certain matters related thereto; provided, however, that for purposes of Section 5.01(b), with respect to System Financing or other Indebtedness of the Company, any of the Company Subsidiaries or any of the System Financing Entities, “Ordinary Course of Business” shall also mean (A) substantially consistent with then-prevailing fair market terms and conditions as they apply to Persons operating in the industry in which the Company, the Company Subsidiaries and the System Financing Entities operate or (B) on terms, including financial terms, that are not substantially less favorable to the Company, any Company Subsidiary or any System Financing Entity than the terms obtained by the Company, the Company Subsidiaries and the System Financing Entities prior to the date of this Agreement, provided that for purposes of the foregoing clause (B) changes in immaterial non-financial terms that are not, individually or in the aggregate, materially adverse to the Company, any Company Subsidiary or any System Financing Entity shall not be deemed “substantially less favorable”.

“Parent Benefit Plans” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, policies, programs, agreements or arrangements providing, or designed to provide, benefits to any current or former directors, officers, employees or individual consultants of Parent or any Parent Subsidiary that is sponsored or maintained by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary contributes or is required to contribute, excluding, in each case, any Multiemployer Plan.

“Parent Equity Award” means, collectively, the Parent Stock Options and the Parent RSU Awards.

“Parent Material Adverse Effect” with respect to Parent means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially impedes or materially delays the ability of Parent to consummate the Transactions or (b) materially adversely affects the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur: (i) changes or conditions generally affecting the industries in which Parent or any of the Parent Subsidiaries operate in the regions in which they operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (iii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of the Parent Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions or (ix) any taking of any action at the written request of the Company.

“Parent RSU Award” means an award of restricted stock units corresponding to shares of Parent Common Stock, which award is subject to restrictions based on performance or continuing service.

“Parent Stock Option” means any option to purchase Parent Common Stock.

“Parent Stock Plans” means Parent’s 2003 Equity Incentive Plan and Parent’s Amended and Restated 2010 Equity Incentive Plan.

“Parent Termination Fee” means Seventy-Eight Million, Two Hundred Thousand Dollars ($78,200,000) in cash.

“Payables” means payments owed, with respect to vendor, supplier, channel partner or other third party invoices, and other similar payment obligations, that have not been paid on or prior to their due date in accordance with their terms, that are not being disputed in good faith by the Company and that remain outstanding.

“Permanently Waived” shall mean (other than with respect to any failure by the Company to perform or observe any of its covenants or agreements set forth in Section 7.11 of the Secured Revolving Credit Facility, clause (i), (ii) or (iii) of the definition of “Sweep Event” of the Mako Facility or clause (b) of the definition of “Sweep Event” of the Aggregation Facility, in each case as in effect on the date hereof) an event or condition giving rise to a breach or default under Indebtedness has been permanently and unconditionally waived, amended or cured and such waiver, amendment or cure does not have a duration shorter than the stated maturity of such Indebtedness and, in the case of a waiver or amendment, is in form and substance reasonably acceptable to Parent (it being understood that the Parent shall be deemed to have acted reasonably in withholding its approval to such amendment or waiver if the terms of such amendment or waiver (I) require the payment by any Person of any fee or other consideration to the lenders under or holders of the Indebtedness subject to such amendment or waiver (the “Subject Indebtedness”) that is more than a de minimis amount or (II) results in the imposition of any new terms that are, or modifies any terms of the Subject Indebtedness in a manner which is, adverse in any material respect to the Parent, any of its Subsidiaries, the Company, any of the Company Subsidiaries or any of the System Financing Entities) and has been executed by all Persons whose consent is required thereto and fully effective and enforceable against all holders of such Indebtedness (and all trustees and agents acting on their behalf).

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the Ordinary Course of Business or (c) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Company SEC Documents filed prior to the date hereof or securing liabilities reflected on such balance sheet.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Recapture Period” means, with respect to any Solar Energy Project, the period commencing on the date that such project was placed in service for U.S. federal income Tax purposes and ending on the fifth (5th) anniversary thereof.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

A “Representative” of any Person means the Affiliates, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person.

“Section 1603” means Section 1603 of the American Recovery and Reinvestment Tax Act of 2009, as amended.

“Section 1603 Grant” means any cash grant obtained with respect to a Solar Energy Project pursuant to Section 1603.

“Section 1603 Grant Application” means an “Application for Section 1603 Payments for Specified Renewable Energy Property in Lieu of Tax Credits” filed with respect to any Solar Energy Project, together with any exhibits, annexes, schedules, attachments, reports, or other documents filed together with such application.

“Section 1603 Grant Project” means each Solar Energy Project currently or formerly owned, leased or operated by the Company, any Company Subsidiary or any System Financing Entity for which a Section 1603 Grant was sought or awarded.

“Section 1603 Guidance” means (a) Section 1603, (b) the program guidance released by the U.S. Treasury Department’s Office of the Fiscal Assistant Secretary and entitled “Payments for Specified Energy Property in Lieu of Tax Credits under the American Recovery and Reinvestment Act of 2009,” dated July 2009 and revised March 2010 and April 2011, and any revision, update, clarification, addition or supplement thereto or replacement thereof, (c) the Frequently Asked Questions and Answers and the Frequently Asked Questions and Answers (Begun Construction) released by the U.S. Treasury Department’s Office of the Fiscal Assistant Secretary, and any revision, update, clarification, addition or supplement thereto or replacement thereof and (d) any other rules, guidance, regulations, notices, promulgations, announcements, instructions, or terms and conditions released, posted, published or issued by the U.S. Treasury Department, the IRS or any other Governmental Entity in respect of a Section 1603 Grant.

“Secured Revolving Credit Facility” means the Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, as amended, supplemented or otherwise modified from time to time.

“Solar Energy Project” means a photovoltaic system, including photovoltaic panels, racks, wiring, energy storage and other electrical devices, conduit, weatherproof housings, hardware, one or more inverters, remote monitoring equipment, connectors, meters, disconnects and over current devices.

“SREC” means, Solar Renewable Energy Certificates or any other similar credit or certificate issued by a governmental entity.

“SREC Facilities” means (i) the Term Loan Agreement, dated as of July 14, 2016, among Chaparral SREC Borrower, LLC, the lenders party thereto and Macquarie US Trading LLC, as administrative agent and as collateral agent and (ii) the Term Loan Agreement, dated as of March 31, 2016, among Chaparral SREC Borrower, LLC, the lenders party thereto and Macquarie US Trading LLC, as administrative agent and collateral agent, as amended on July 21, 2016.

A “Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“System Financing” means the financing of Solar Energy Projects, battery storage and other energy technologies or attributes and the cash flows and tax benefits therefrom, including solar renewable energy credits, distributions of cash flows from Customer Agreements (other than agreements for the sale of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, to an individual customer), any federal, state or local government incentives or utility incentives, to the extent consistent with the past practices of the Company, the Company Subsidiaries and the System Financing Entities and, if Indebtedness, permitted under Section 5.01(b)(viii).

“System Financing Entity” means any existing or future acquired or formed Subsidiary of the Company and any other Person in which the Company or any Company Subsidiary has an equity or other ownership interest, established for the purpose of acquiring, selling, leasing, operating or owning Solar Energy Projects or any portion thereof, or in connection with a System Financing.

“Tax Equity Investor” means any Person, other than the Company, any Company Subsidiary or System Financing Entity who is or was, or is or was intended to, participate in the investment return on account of a Solar Energy Project currently or formerly owned, leased or operated by any of the Company, any Company Subsidiary or System Financing Entity as a partner, lessee or lessor for U.S. federal income tax purposes.

“Tax Return” means any Tax return, declaration, statement, report, schedule, forms, elections, information return, or any other document filed or required to be filed relating to Taxes, including any attachments thereto and any amendment thereof.

“Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other similar assessments or charges of any kind whatsoever, together with all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Transactions and (b) except for Section 6.05 is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08 Governing Law; Consent to Jurisdiction; Venue. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.02.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as Parent continues to remain primarily liable for all of such rights and obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE TRANSACTION AGREEMENTS OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.11.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

SOLARCITY CORPORATION

By:	/s/ Lyndon Rive
	Name:	Lyndon Rive
	Title:	Chief Executive Officer

TESLA MOTORS, INC.

By:	/s/ Jason Wheeler
	Name:	Jason Wheeler
	Title:	Chief Financial Officer

D SUBSIDIARY, INC.

By:	/s/ Marc Cerda
	Name:	Marc Cerda
	Title:	President

Annex I

Index of Defined Terms

Term	Section
2018 Convertible Notes	Section 4.03(e)
2018 Convertible Notes Indenture	Section 4.03(e)
2019 Convertible Notes	Section 4.03(e)
2019 Convertible Notes Indenture	Section 4.03(e)
2020 Convertible Notes	Section 4.03(e)
2020 Convertible Notes Indenture	Section 4.03(e)
Acceptable Confidentiality Agreement	Section 5.02(c)
Acquired Entity	Section 9.03
Acquisition Proposal	Section 5.02(g)
Action	Section 6.04(a)
Affiliate	Section 9.03
Aggregation Facility	Section 9.03
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.02(b)
Anti-Takeover Statute	Section 3.04(b)
Applicable Time	Section 9.03
Business Day	Section 9.03
Capped Call Transactions	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Committee Financial Advisor	Section 4.22
Company	Preamble
Company Additional Stockholder Approval	Section 4.04(a)
Company Adverse Recommendation Change	Section 5.02(e)
Company Benefit Plan	Section 9.03
Company Board	Section 4.04(a)
Company Bylaws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01(b)
Company Default	Section 7.02(e)
Company Disclosure Letter	Article IV
Company Equity Award	Section 9.03
Company ESPP	Section 9.03
Company Indemnified Party	Section 6.04(a)
Company Intellectual Property	Section 4.17(b)
Company Intervening Event	Section 5.02(h)(i)
Company Material Adverse Effect	Section 9.03
Company Material Contract	Section 4.15(b)(viii)
Company Net Working Capital Balance	Section 9.03
Company Permits	Section 4.01
Company Preferred Stock	Section 4.03(a)
Company Recommendation	Section 4.04(a)
Company Requisite Stockholder Approvals	Section 4.04(a)
Company RSU Award	Section 9.03

Term	Section
Company SEC Documents	Section 4.06(a)
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 4.04(a)
Company Stockholders Meeting	Section 4.04(a)
Company Subsidiaries	Section 4.01
Company Termination Fee	Section 9.03
Company Voting Debt	Section 4.03(b)
Confidentiality Agreement	Section 6.02
Consent	Section 3.05(b)
Continuing Employee	Section 6.12(b)
Contract	Section 3.05(a)
Controlled Group Liability	Section 9.03
Convertible Notes Indentures	Section 4.03(e)
Convertibles Notes	Section 4.03(e)
Customer Agreement	Section 9.03
Detriment	Section 6.03(d)
DGCL	Section 1.01
Disqualified Person	Section 9.03
Domino Facility	Section 9.03
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Claim	Section 9.03
Environmental Laws	Section 9.03
Environmental Permits	Section 4.14(b)
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 3.05(b)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 9.03
Excluded Company Parties	Section 9.03
Excluded Parent Parties	Section 9.03
Excluded Party	Section 5.02(h)(ii)
FCPA	Section 3.11
Filed Company Contract	Section 4.15(a)
Filed Company SEC Documents	Article IV
Filed Parent SEC Documents	Article III
Form S-4	Section 3.05(b)
GAAP	Section 3.06(b)
Go-Shop Period	Section 5.02(c)
Governmental Entity	Section 3.05(b)
Hammerhead Facility	Section 9.03
Hazardous Materials	Section 9.03
Host Customer	Section 9.03
HSR Act	Section 3.05(b)
Indebtedness	Section 9.03
Intellectual Property	Section 9.03
IRS	Section 9.03
Joint Proxy Statement	Section 6.01(a)
Judgment	Section 3.05(a)

Term	Section
Knowledge	Section 9.03
Law	Section 3.05(a)
Leased Real Property	Section 9.03
Leases	Section 9.03
Legal Restraints	Section 7.01(d)
Letter of Transmittal	Section 2.02(b)
Liens	Section 4.02(a)
Mako Facility	Section 9.03
Maximum Amount	Section 6.04(b)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01(a)
Multiemployer Plan	Section 9.03
MyPower Facility	Section 9.03
NASDAQ	Section 2.02(f)
Notice Period	Section 5.02(e)(i)
Ordinary Course of Business	Section 9.03
Parent	Preamble
Parent Acquisition Agreement	Section 5.03(b)
Parent Acquisition Proposal	Section 5.03(f)
Parent Additional Stockholder Approval	Section 3.04(a)
Parent Adverse Recommendation Change	Section 5.03(d)
Parent Benefit Plans	Section 9.03
Parent Board	Section 3.04(a)
Parent Bylaws	Section 3.01
Parent Capital Stock	Section 3.03(a)
Parent Charter	Section 3.01
Parent Common Stock	Section 3.03(a)
Parent Disclosure Letter	Article III
Parent Equity Award	Section 9.03
Parent Financial Advisor	Section 3.12
Parent Intervening Event	Section 5.03(g)
Parent Material Adverse Effect	Section 9.03
Parent Notice Period	Section 5.03(d)(i)
Parent Permits	Section 3.01
Parent Preferred Stock	Section 3.03(a)
Parent Recommendation	Section 3.04(a)
Parent Requisite Stockholder Approvals	Section 3.04(a)
Parent RSU Award	Section 9.03
Parent SEC Documents	Section 3.06(a)
Parent Stock Option	Section 9.03
Parent Stock Plans	Section 9.03
Parent Stockholder Approval	Section 3.04(a)
Parent Stockholders Meeting	Section 3.04(a)
Parent Subsidiaries	Section 3.01
Parent Superior Proposal	Section 5.03(h)
Parent Superior Proposal Notice	Section 5.03(d)(i)
Parent Termination Fee	Section 9.03
Parent Voting Debt	Section 3.03(b)
Permanently Waived	Section 9.03

Term	Section
Permits	Section 3.01
Permitted Liens	Section 9.03
Person	Section 9.03
Principal Stockholder	Preamble
Recapture Period	Section 9.03
Release	Section 9.03
Repaid Indebtedness	Section 6.14(c)
Representative	Section 9.03
Scheduled IP	Section 4.17(a)
SEC	Section 3.05(b)
Section 1603	Section 9.03
Section 1603 Grant	Section 9.03
Section 1603 Grant Application	Section 9.03
Section 1603 Grant Project	Section 9.03
Section 1603 Guidance	Section 9.03
Secured Revolving Credit Facility	Section 9.03
Securities Act	Section 3.05(b)
Share Issuance	Section 1.01
Solar Energy Project	Section 9.03
SOX	Section 3.06(b)
Special Committee	Section 5.02(h)(i)
SREC	Section 9.03
SREC Facilities	Section 9.03
Subsidiary	Section 9.03
Substantial Customer	Section 4.20(a)
Substantial Distributor	Section 4.20(e)
Substantial Supplier	Section 4.20(b)
Superior Proposal	Section 5.02(i)
Superior Proposal Notice	Section 5.02(e)(i)
Surviving Company	Section 1.01
System Financing	Section 9.03
System Financing Entity	Section 9.03
Tax Equity Investor	Section 9.03
Tax Return	Section 9.03
Taxes	Section 9.03
Transaction Agreements	Preamble
Transactions	Section 1.01
Voting Agreement	Preamble

Exhibit A

Surviving Company Certificate of Incorporation

RESTATED CERTIFICATE OF INCORPORATION

OF

SOLARCITY CORPORATION

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: SolarCity Corporation.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware, 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue 1,000,000 shares of capital stock, of which 1,000,000 shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ARTICLE VI

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VIII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII.

ARTICLE IX

Section 1. Elimination of Certain Liability of Directors. To the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Exhibit B

Surviving Company Bylaws

RESTATED BY-LAWS

OF

SOLARCITY CORPORATION

A Delaware Corporation

ARTICLE I - GENERAL

Section 1.1. Offices. The registered office of SolarCity Corporation (the “Corporation”) in the State of Delaware shall be located at c/o The Corporation Trust Company, 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware, 19801. The name of the Corporation’s registered agent at such address shall be The Corporation Trust Company. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.

Section 1.2. Seal. The seal of the Corporation shall be in the form approved by the Board.

Section 1.3. Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year.

ARTICLE II - STOCKHOLDERS

Section 2.1. Place of Meetings. All meetings of the stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board or the President or, if not so designated, at the registered office of the Corporation.

Section 2.2. Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board, the Chairman of the Board, if any, or the President of the Corporation at the time and place to be fixed by the Board, the Chairman of the Board, if any, or the President of the Corporation and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board shall cause the meeting to be held as soon thereafter as convenient.

Section 2.3. Quorum. At all meetings of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have the power to adjourn the meeting from time to time.

Section 2.4. Right to Vote; Proxies. Each stockholder entitled to vote at any meeting shall be entitled to one vote for each share of Common Stock held by him or her. Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy by executing an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting.

Section 2.5 Voting. At all meetings of stockholders all questions, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these By-Laws, shall be determined by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand that the vote shall be taken by ballot, each of which shall state the name of the stockholder voting and the number of shares voted by him or her, and, if such ballot be cast by a proxy, it shall also state the name of the proxy. All elections of directors shall be determined by a plurality of the votes cast, except as otherwise required by law or the Certificate of Incorporation.

Section 2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders of the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given to each stockholder entitled to vote thereat not less than ten (10) days nor more than sixty (60) days before the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, the class of stock owned by him, his or her post office address and to notify said Secretary or transfer agent of any change therein.

Section 2.7. Stockholders’ List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law.

The stockholders’ list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board, the Chairman of the Board, if any, the President or any Vice President.

Section 2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the place, if any, date and hour of the meeting, the purpose or purposes for which the meeting is called, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

Section 2.10. Inspectors. One or more inspectors may be appointed by the Board in advance of any meeting of stockholders. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer may make such appointment at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. At the meeting for which the inspector or inspectors are appointed, he or she or they shall perform all duties required by Section 231 of the Delaware General Corporation Law.

Section 2.11. Stockholders’ Action by Consent. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

ARTICLE III - DIRECTORS

Section 3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Board shall consist of no less than one (1) person. The exact number of directors shall initially be three (3) and may thereafter be fixed from time to time by resolution of the Board or by the stockholders. Directors need not be stockholders, residents of Delaware or citizens of the United States. A director shall be elected to serve until his or her successor is elected or qualified or until his or her earlier resignation or removal, except as otherwise provided herein or required by law. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor who shall hold office until his or her successor is elected and qualified.

Section 3.2. Newly Created Directorships. If the number of directors is increased by action of the Board or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board.

Section 3.3. Resignation. Any director of the Corporation may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.4. Removal. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Section 3.5. Place of Meetings and Books. Except as otherwise required by law, the Board may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such place or places as they may from time to time determine.

Section 3.6. General Powers. In addition to the powers and authority expressly conferred upon them by these By-Laws, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 3.7. Other Committees. The Board may designate one or more committees by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

Section 3.8. Annual Meeting. The newly elected Board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting.

Section 3.9. Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 3.10. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, if any, or the President, on two (2) days’ notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of any one or more directors.

Section 3.11. Quorum. At all meetings of the Board, a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise required by statute, or by the Certificate of Incorporation, or by these By-Laws. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

Section 3.12. Telephonic Participation in Meetings. Members of the Board or any committee designated by such Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Section 3.13. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if written consent thereto is signed by all members of the Board or of such committee as the case may be and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE IV - OFFICERS

Section 4.1. Selection; Statutory Officers. The officers of the Corporation shall be chosen by the Board. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board may elect. Any number of offices may be held by the same person.

Section 4.2. Additional Officers. The Board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4.3. Terms of Office. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his or her earlier resignation or removal. Any officer elected or appointed by the Board may be removed at any time by the Board.

Section 4.4. Compensation of Officers. The Board shall have the power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

Section 4.5. Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to him or her from time to time by the Board.

Section 4.6. President. Unless the Board otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board, the President shall have the general control and management of the Corporation’s business and affairs, subject, however, to the right of the Board to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to him or her from time to time by the Board.

Section 4.7. Vice-Presidents. The Vice-Presidents shall perform such duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board or by the President.

Section 4.8. Treasurer. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his or her hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board or the officers or agents to whom the Board may delegate such authority, may designate, and he or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. He or she may sign all receipts and vouchers for the payments made to the Corporation.

Section 4.9. Secretary. The Secretary shall keep the minutes of all meetings of the Board and of the stockholders; he or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board, the Chairman of the Board or the President, and attest to the same. He or she shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board may direct. He or she shall, in general, perform all the duties of Secretary, subject to the control of the Board.

Section 4.10. Assistant Secretary. The Board or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his or her appointment shall perform such duties of the Secretary, and also any and all such other duties as the Board or the President or the Treasurer or the Secretary may designate.

Section 4.11. Assistant Treasurer. The Board or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his or her appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the Board or the President or the Treasurer or the Secretary may designate.

ARTICLE V - STOCK

Section 5.1. Stock. Shares of the Corporation’s stock may be certificated or uncertificated, provided that each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by both of (a) the President or a Vice President, and (b) the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile. In case any officer, transfer agent or registrar who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be an officer, transfer agent or registrar of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be an officer, transfer agent or registrar of the Corporation.

Section 5.2. Fractional Share Interests. The Corporation may, but shall not be required to, issue fractions of a share.

Section 5.3. Transfers of Stock. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates, if one has been issued, shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates, if any, shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

Section 5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 5.5. Transfer Agent and Registrar. The Board may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

Section 5.6. Lost, Stolen, or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board may from time to time prescribe.

ARTICLE VI - MISCELLANEOUS MANAGEMENT PROVISIONS

Section 6.1. Notices.

1. Notices to directors may, and notices to stockholders shall, be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram or orally, by telephone or in person.

2. Whenever any notice is required to be given under the provisions of the laws of Delaware or of the Certificate of Incorporation or of these By-Laws, a written waiver of notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.2. Voting of Securities Owned by the Corporation. Subject always to the specific directions of the Board, (a) any shares or other securities issued by any other corporation and owned or controlled by the Corporation may be voted in person at any meeting of security holders of such other corporation by the President of the Corporation if he or she is present at such meeting, or any other officer of the Corporation if he or she is present at such meeting, and (b) whenever, in the judgment of the President or any other officer of the Corporation, it is desirable for the Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by the Corporation, such proxy or consent shall be executed in the name of the Corporation by the President or such other officer, without the necessity of any authorization by the Board, affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by the Corporation the same as such shares or other securities might be voted by the Corporation.

ARTICLE VII - INDEMNIFICATION

Section 7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.3 of this Article VII with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 7.2. Right to Advancement of Expenses. The right to indemnification conferred in Section 7.1 of this Article VII shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such Proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “Undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 7.1 and 7.2 of this Article VII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 7.3. Right to Indemnitee to Bring Suit. If a claim under Section 7.1 or Section 7.2 of this Article VII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 7.4. Non-exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 7.6. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VIII - AMENDMENTS

Section 8.1. Amendments. These By-Laws may be amended or repealed by the Board or by the stockholders.

Exhibit C

Exclusive Forum Bylaw

Section 11.1. Forum for Adjudication of Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1. If any action the subject matter of which is within the scope of this Section 11.1 is filed in a court other than the Court of Chancery in the State of Delaware (or any other state or federal court located within the State of Delaware, as applicable) (a “Foreign Action”) by or in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery in the State of Delaware (or such other state or federal court located within the State of Delaware, as applicable) in connection with any action brought in any such court to enforce this Section 11.1 and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 11.1 with respect to any current or future actions or claims.

Exhibit D

Form of Voting Agreement

Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 31, 2016, by and among the stockholders listed on the signature page(s) hereto (together with any subsequent stockholders or transferees who become “Stockholders” pursuant to Section 3 below, collectively, the “Stockholders” and each individually, a “Stockholder”), and SolarCity Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of capital stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Tesla Motors, Inc., a Delaware corporation (the “Parent”), D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, each of the the Company Board and the Special Committee has adopted resolutions, by unanimous vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Stockholders enter into this Agreement, and the Stockholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Stockholder shall vote or cause to be voted the Subject Shares which such Stockholder is entitled to vote and over which such Stockholder, solely or solely in combination with other Stockholders, has direct or indirect voting power:

(a) unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change in accordance with Section 5.02(e) of the Merger Agreement that has not been rescinded or otherwise withdrawn, in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger; and

(b) in the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal (an

“Accepted Superior Proposal”) in accordance with Section 5.02(e) of the Merger Agreement, in favor of such Superior Proposal if recommended to the stockholders by action of the Company Board, the Special Committee or any other duly authorized committee of the Company Board (“Board Action”) in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders (as defined below) that are voted in favor of approval of the Superior Proposal bears to the total number of shares of Company Common Stock beneficially owned by Unaffiliated Stockholders and, if recommended by Board Action, in such proportion on any other matter with respect to such Superior Proposal that is submitted for a vote of the stockholders of the Company; provided that in lieu of voting in such proportion, each Stockholder may, in his or its sole discretion, vote or cause to be voted all or a greater proportion of its Subject Shares that such Stockholder is entitled to vote in favor of any matter referred to in this Section 1(b).

(c) “Unaffiliated Stockholders” means beneficial holders of shares of Company Common Stock other than the Stockholders. The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the Shares shall be, or have been, voted at any stockholder meeting pursuant to Section 1(b).

2. Tendering of Shares. In the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal in accordance with Section 5.02(e) of the Merger Agreement that is structured as a tender or exchange offer with a minimum condition of a majority of the outstanding shares of Common Stock that is not waived, the Stockholders shall (i) accept such offer in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders that are tendered or exchanged bears to the total number of shares of Company Common Stock owned by Unaffiliated Stockholders and tender or exchange, as applicable, such proportion of the Subject Shares pursuant to such offer, provided, that in lieu of tendering in such proportion, each Stockholder may, in his or its sole discretion, tender or exchange or cause to be tendered or exchanged all or a greater proportion of its Subject Shares, and (ii) not withdraw any Subject Shares tendered pursuant to such offer (unless recommended to do so by Board Action). The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the shares of Company Common Stock shall be, or have been, tendered in any tender or exchange offer pursuant to this Section 2.

3. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, in the event that such Stockholder Transfers any Subject Shares and does not retain voting power over such Subject Shares but such Stockholder(s) either (i) remains a beneficial owner of such Subject Shares, or (ii) retains economic benefits of ownership of such Subject Shares, directly or indirectly, the Stockholders shall require, as a condition precedent to such Transfer, the transferee to agree in writing to be subject to each of the terms of this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company. Upon the execution and delivery of a joinder agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal of all or any portion of the Subject Shares, other than a bona fide charitable gift or donation, including, without limitation, to The Musk Charitable Fund and The Musk Foundation Charitable Fund.

4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out the intent of this Agreement.

(b) Waiver of Appraisal Rights. Each Stockholder hereby waives, to the full extent of the law, and agrees not to assert any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the

Merger or any merger in connection with an Accepted Superior Proposal (unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change (that has not been rescinded or otherwise withdrawn) with respect to any and all Subject Shares held by the undersigned of record or beneficially owned.

5. Representations and Warranties of Each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to the Company, severally and not jointly, with respect to such Stockholder as follows:

(a) Authority. Such Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Other than as provided in the Merger Agreement and any filings by Stockholder with the Securities and Exchange Commission, the execution, delivery and performance by such Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or such Stockholder’s ability to observe and perform such Stockholder’s material obligations hereunder.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

(c) The Subject Shares. Subject to the Loan Agreements, such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than any of the foregoing that would not prevent or delay such Stockholder’s ability to perform such Stockholders obligations hereunder. Such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders). Subject to the Loan Agreements, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (other than a Transfer from one Stockholder to another Stockholder) and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares. For purposes of this Agreement, “Loan Agreements” means the several loan agreements that the Stockholders have entered into with Goldman Sachs Bank USA and other third parties, pursuant to which a portion of the Subject Shares have been pledged as collateral described in filings with the Securities and Exchange Commission.

(d) Reliance by the Company. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

6. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders as follows: The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

7. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) with respect to the Stockholders’ obligations hereunder in respect of the Merger Agreement and the Merger, (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms and (C) the written agreement of the Stockholders and the Company to terminate this Agreement, and (ii) with respect to the Stockholders’ obligations hereunder in respect of a Superior Proposal, (A) the effective time of any merger of the Company provided for in the binding agreement that provides for such Superior Proposal or, if there is no provision for such a merger, the closing of the transactions contemplated thereby and (B) the termination of the binding agreement that provides for such Superior Proposal in accordance with its terms.

9. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and shall be the Company’s sole remedy under this Agreement unless the Company shall have sought and been denied injunctive remedies, and such denial is other than by reason of the absence of violation of such covenants, obligations or agreements.

10. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of

Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).

(b) Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 11.

12. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Company and each of the Stockholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

13. Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

14. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402
Attn:	Tanguy Serra
Seth Weissman
Phuong Phillips
Email:	tserra@solarcity.com
sweissman@solarcity.com
pphillips@solarcity.com

and by email and hand delivery to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attn:	Thomas J. Ivey
Email:	thomas.ivey@skadden.com

if to the Stockholders, by email to:

Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California, 94304
Attn:	Jason Wheeler, Chief Financial Officer
Todd A. Maron, General Counsel
Email:	jasonw@tesla.com
todd@tesla.com

and by email and hand delivery to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn:	David C. Karp
Ronald C. Chen
Email:	DCKarp@wlrk.com
RCChen@wlrk.com

15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

17. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SOLARCITY CORPORATION

By:
	Name:	Lyndon Rive
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK, AS TRUSTEE OF THE ELON MUSK REVOCABLE TRUST DATED JULY 22, 2003

By:
	Name:	Elon Musk
	Title:	Trustee

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK

Schedule A

Stockholder	Shares of Company Common Stock
Elon Musk (shares Company Common Stock held of record by The Elon Musk Revocable Trust Dated July 22, 2003)	21,845,674

The Elon Musk Revocable Trust Dated July 22, 2003	21,845,674

Annex B

EXECUTION VERSION

Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 31, 2016, by and among the stockholders listed on the signature page(s) hereto (together with any subsequent stockholders or transferees who become “Stockholders” pursuant to Section 3 below, collectively, the “Stockholders” and each individually, a “Stockholder”), and SolarCity Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of capital stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Tesla Motors, Inc., a Delaware corporation (the “Parent”), D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, each of the the Company Board and the Special Committee has adopted resolutions, by unanimous vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Stockholders enter into this Agreement, and the Stockholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Stockholder shall vote or cause to be voted the Subject Shares which such Stockholder is entitled to vote and over which such Stockholder, solely or solely in combination with other Stockholders, has direct or indirect voting power:

(a) unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change in accordance with Section 5.02(e) of the Merger Agreement that has not been rescinded or otherwise withdrawn, in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger; and

(b) in the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal (an “Accepted Superior Proposal”) in accordance with Section 5.02(e) of the Merger Agreement, in favor of such Superior Proposal if recommended to the stockholders by action of the Company Board, the Special Committee or any other duly authorized committee of the Company Board (“Board Action”) in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders (as defined below) that are voted in favor of approval of the Superior Proposal bears to the total number of shares of Company Common Stock beneficially owned by Unaffiliated Stockholders and, if recommended by Board Action, in such proportion on any other matter with respect to such Superior Proposal that is submitted for a vote of the stockholders of the Company; provided that in lieu of voting in such proportion, each Stockholder may, in his or its sole discretion, vote or cause to be voted all or a greater proportion of its Subject Shares that such Stockholder is entitled to vote in favor of any matter referred to in this Section 1(b).

(c) “Unaffiliated Stockholders” means beneficial holders of shares of Company Common Stock other than the Stockholders. The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the Shares shall be, or have been, voted at any stockholder meeting pursuant to Section 1(b).

2. Tendering of Shares. In the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal in accordance with Section 5.02(e) of the Merger Agreement that is structured as a tender or exchange offer with a minimum condition of a majority of the outstanding shares of Common Stock that is not waived, the Stockholders shall (i) accept such offer in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders that are tendered or exchanged bears to the total number of shares of Company Common Stock owned by Unaffiliated Stockholders and tender or exchange, as applicable, such proportion of the Subject Shares pursuant to such offer, provided, that in lieu of tendering in such proportion, each Stockholder may, in his or its sole discretion, tender or exchange or cause to be tendered or exchanged all or a greater proportion of its Subject Shares, and (ii) not withdraw any Subject Shares tendered pursuant to such offer (unless recommended to do so by Board Action). The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the shares of Company Common Stock shall be, or have been, tendered in any tender or exchange offer pursuant to this Section 2.

3. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, in the event that such Stockholder Transfers any Subject Shares and does not retain voting power over such Subject Shares but such Stockholder(s) either (i) remains a beneficial owner of such Subject Shares, or (ii) retains economic benefits of ownership of such Subject Shares, directly or indirectly, the Stockholders shall require, as a condition precedent to such Transfer, the transferee to agree in writing to be subject to each of the terms of this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company. Upon the execution and delivery of a joinder agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal of all or any portion of the Subject Shares, other than a bona fide charitable gift or donation, including, without limitation, to The Musk Charitable Fund and The Musk Foundation Charitable Fund.

4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out the intent of this Agreement.

(b) Waiver of Appraisal Rights. Each Stockholder hereby waives, to the full extent of the law, and agrees not to assert any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Merger or any merger in connection with an Accepted Superior Proposal (unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change (that has not been rescinded or otherwise withdrawn) with respect to any and all Subject Shares held by the undersigned of record or beneficially owned.

5. Representations and Warranties of Each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to the Company, severally and not jointly, with respect to such Stockholder as follows:

(a) Authority. Such Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Other than as provided in the Merger Agreement and any filings by Stockholder with the Securities and Exchange Commission, the execution, delivery and performance by such Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or such Stockholder’s ability to observe and perform such Stockholder’s material obligations hereunder.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

(c) The Subject Shares. Subject to the Loan Agreements, such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than any of the foregoing that would not prevent or delay such Stockholder’s ability to perform such Stockholders obligations hereunder. Such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders). Subject to the Loan Agreements, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (other than a Transfer from one Stockholder to another Stockholder) and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares. For purposes of this Agreement, “Loan Agreements” means the several loan agreements that the Stockholders have entered into with Goldman Sachs Bank USA and other third parties, pursuant to which a portion of the Subject Shares have been pledged as collateral described in filings with the Securities and Exchange Commission.

(d) Reliance by the Company. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

6. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders as follows: The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

7. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) with respect to the Stockholders’ obligations hereunder in respect of the Merger Agreement and the Merger, (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms and (C) the written agreement of the Stockholders and the Company to terminate this Agreement, and (ii) with respect to the Stockholders’ obligations hereunder in respect of a Superior Proposal, (A) the effective time of any merger of the Company provided for in the binding agreement that provides for such Superior Proposal or, if there is no provision for such a merger, the closing of the transactions contemplated thereby and (B) the termination of the binding agreement that provides for such Superior Proposal in accordance with its terms.

9. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and shall be the Company’s sole remedy under this Agreement unless the Company shall have sought and been denied injunctive remedies, and such denial is other than by reason of the absence of violation of such covenants, obligations or agreements.

10. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).

(b) Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 11.

12. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Company and each of the Stockholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

13. Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

14. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402
Attn:	Tanguy Serra
Seth Weissman
Phuong Phillips
Email:	tserra@solarcity.com
sweissman@solarcity.com
pphillips@solarcity.com

and by email and hand delivery to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attn:	Thomas J. Ivey
Email:	thomas.ivey@skadden.com

if to the Stockholders, by email to:

Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California, 94304
Attn:	Jason Wheeler, Chief Financial Officer
Todd A. Maron, General Counsel
Email:	jasonw@tesla.com
todd@tesla.com

and by email and hand delivery to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn:	David C. Karp
Ronald C. Chen
Email:	DCKarp@wlrk.com
RCChen@wlrk.com

15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

17. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SOLARCITY CORPORATION

By:	/s/ Lyndon Rive
	Name:	Lyndon Rive
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK, AS TRUSTEE OF THE ELON MUSK REVOCABLE TRUST DATED JULY 22, 2003

By:	/s/ Elon Musk
	Name:	Elon Musk
	Title:	Trustee

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK

/s/ Elon Musk

Schedule A

Stockholder	Shares of Company Common Stock
Elon Musk (shares Company Common Stock held of record by The Elon Musk Revocable Trust Dated July 22, 2003)	21,845,674

The Elon Musk Revocable Trust Dated July 22, 2003	21,845,674

Annex C

July 30, 2016

The Board of Directors of

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, CA 94304

Members of the Board of Directors:

We understand that Tesla Motors, Inc., a Delaware corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with SolarCity Corporation, a Delaware corporation (the “Company”), and D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub shall be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Shares”), other than any Company Shares that are owned by the Company as treasury stock or owned by Parent or Merger Sub, shall be converted into the right to receive 0.11 of a fully paid and nonassessable share of common stock, par value $0.001 per share, of Parent (such shares, the “Parent Shares”) (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of Parent (the “Board”) has asked us whether, in our opinion, the Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected cash-based financial data furnished to us by management of the Company relating to the Company;

(iv)	reviewed certain non-public projected cash-based financial data relating to the Company under alternative business assumptions that were provided to us by Parent (such projected financial data, the “Revised Sensitivity Case”);

(v)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

(vi)	discussed the past and current operations, financial projections and current financial condition of the Company, including a discussion of Q2 2016 results, with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vii)	reviewed the reported prices and the historical trading activity of the Company Shares and Parent Shares;

(viii)	compared the premium reflected in the Consideration to be paid in the Merger with premiums paid in certain other transactions that we deemed relevant;

EVERCORE GROUP L.L.C.    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100    FAX: 212.857.3101

Letter to Board of Directors of Tesla Motors, Inc.

July 30, 2016

(ix)	reviewed the Goldman Sachs equity research model for Parent published on July 6, 2016 and discussed with management of Parent how the Goldman Sachs equity research model compares to their expectations with respect to the future operating and financial performance of Parent;

(x)	discussed with management of Parent the past and current operations, financial projections and current financial condition of Parent, including a discussion of Q2 2016 results;

(xi)	compared the financial performance of Parent and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(xii)	reviewed certain estimates as to the amount and timing of certain potential synergies anticipated by the management of Parent to result from the Merger (the “Estimated Synergies”);

(xiii)	reviewed a draft of the Merger Agreement dated July 30, 2016, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(xiv)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of the Company as to the future financial performance of the Company. With respect to the projected financial data for the Company in the Revised Sensitivity Case referred to above (prepared based on sensitivity assumptions provided to us by Parent), we have assumed they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of Parent as to the future financial performance of the Company. Parent did not provide us with an internal projected financial model or any other projected financial or operating data with respect to Parent. Instead, Parent instructed us to utilize the Goldman Sachs equity research model, as a reasonable estimate of expected future financial performance of Parent. We express no view as to any projected financial and operating data relating to the Company or Parent or any judgments, estimates or assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of Parent as to the Estimated Synergies and have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of management of Parent.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement in the draft form reviewed by us are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or Parent or the consummation of the Merger or materially reduce the benefits of the Merger to the holders of the Company Shares or Parent Shares.

We have neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to

Letter to Board of Directors of Tesla Motors, Inc.

July 30, 2016

bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Consideration to be paid by Parent pursuant to the Merger Agreement, to Parent, from a financial point of view. We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Parent or the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent or the Company or any of the other parties to the Merger Agreement or any affiliates thereof, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Parent, nor does it address the underlying business decision of Parent to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Merger, including as to how any holder of Parent Shares should vote or act in respect of the Merger. We express no opinion herein as to the price at which Parent Shares will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the management of Parent and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. During the two-year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent or the Company pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Parent or the Company in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Parent, the Company and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This letter, and the opinion expressed herein, may not be disclosed, quoted, referred to or communicated (in whole or in part) to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance, except that Parent may reproduce a copy of this opinion in full in any document related to the Merger that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Parent to its stockholders relating to the Merger; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Letter to Board of Directors of Tesla Motors, Inc.

July 30, 2016

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ J. Stuart Francis
J. Stuart Francis
Senior Managing Director

Annex D

July 29, 2016

The Special Committee of the Board of Directors

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

Dear Members of the Special Committee:

We understand that SolarCity Corporation, a Delaware corporation (“Company”), Tesla Motors, Inc., a Delaware corporation (“Buyer”), and D Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Buyer will acquire Company (the “Transaction”). Pursuant to the Agreement, Merger Sub will be merged with and into Company and each outstanding share of the common stock, par value $0.0001 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock held by Company as treasury stock and shares of Company Common Stock held by Buyer or Merger Sub immediately prior to the effective time of the merger (such holders, collectively, “Excluded Holders”), will be converted into the right to receive 0.110 (“Exchange Ratio”) of a share of the common stock, par value $0.001 per share, of Buyer (“Buyer Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Special Committee of the Board of Directors of Company (the “Special Committee”) has requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than (i) Mr. Elon Musk and his affiliates (collectively, the “Principal Stockholders”) and (ii) Excluded Holders) of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated July 28, 2016, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Buyer;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, including forecasts that have been identified to us as the “Unrestricted Liquidity Case” and the “Liquidity Management Case” (including, in each case, modifications thereto that were discussed with senior management of Company and reviewed and approved for our use by the Special Committee);

(iv)	Reviewed the research report regarding the business and prospects of Buyer prepared by Goldman, Sachs & Co. and dated as of July 6, 2016, identified to us by Buyer and the Special Committee (the “Goldman Report”);

(v)	Held discussions with members of the senior managements of Company and Buyer with respect to the businesses and prospects of Company and Buyer, respectively;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Buyer;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and Buyer Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of

The Special Committee of the Board of Directors

SolarCity Corporation

July 29, 2016

any of the assets or liabilities (contingent or otherwise) of Company or Buyer or concerning the solvency or fair value of Company or Buyer, and we have not been furnished with any such valuation or appraisal. With respect to the Company financial forecasts utilized in our analyses, we have assumed, with the consent of the Special Committee, that (i) the Unrestricted Liquidity Case has been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company without regard to certain liquidity constraints that Company could face, as described to us by management of the Company, and (ii) the Liquidity Management Case has been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company taking into account operational adjustments that may be implemented if the Company were to face certain liquidity constraints, as described to us by management of the Company. Management of Buyer has advised us that the Goldman Report is a reasonable basis upon which to evaluate the future financial performance of Buyer and we were instructed by the Special Committee to use the Goldman Report for purposes of our financial analyses with respect to Buyer. Accordingly, with the consent of the Special Committee, we have assumed that the Goldman Report has been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Buyer. We assume no responsibility for and express no view as to the Unrestricted Liquidity Case, the Liquidity Management Case, any such other financial forecast data, the Goldman Report or the assumptions on which they are based. We note that, in the absence of companies and precedent transactions believed by us to be sufficiently comparable for purposes of evaluating the valuation of the Company in connection with this opinion, we have not prepared a comparable companies analysis with respect to the Company or precedent transactions analysis in connection with the opinion expressed herein.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock or Buyer Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Special Committee, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Special Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Buyer or the Transaction. We further have assumed, with the consent of the Special Committee, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Special Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. We note that the Company, Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003 have agreed to enter into a voting agreement pursuant to which such stockholders, subject to the terms thereof, will vote their shares of Company Common Stock in favor of adoption of the Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the

The Special Committee of the Board of Directors

SolarCity Corporation

July 29, 2016

compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services, a portion of which was payable upon our rendering this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Special Committee (in its capacity as such) and our opinion is rendered to the Special Committee in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to holders of Company Common Stock (other than the Principal Stockholders and Excluded Holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ George W. Bilicic
George W. Bilicic
Vice Chairman of U.S. Investment Banking

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS; UNDERTAKINGS

Item 20.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Tesla’s certificate of incorporation provides for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in Tesla’s bylaws, Tesla shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, Tesla’s certificate of incorporation provides that Tesla must indemnify its directors and officers to the fullest extent authorized by law. Tesla is also expressly required to advance certain expenses to its directors and officers and carry directors’ and officers’ insurance providing indemnification for Tesla’s directors and officers for certain liabilities.

Tesla also maintains a directors’ and officers’ insurance policy pursuant to which directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 21.	Exhibits

The following Exhibits are filed as part of, or are incorporated by reference in, this Registration Statement:

2.1	Agreement and Plan of Merger, dated as of July 31, 2016, among Tesla Motors, Inc., D Subsidiary, Inc. and SolarCity Corporation* (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and incorporated herein by reference)

2.2	Voting and Support Agreement, dated as of July 31, 2016, by and among SolarCity Corporation and Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003 (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and incorporated herein by reference)

3.1	Amended and Restated Certificate of Incorporation of Tesla Motors, Inc. (incorporated by reference to Exhibit 3.1 to the Tesla Motors, Inc. Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 29, 2010)

3.2	Amended and Restated Bylaws of Tesla Motors, Inc. (incorporated by reference to Exhibit 3.1 to the Tesla Motors, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2016)

3.3	Amended and Restated Certificate of Incorporation of SolarCity Corporation (incorporated by reference to Exhibit 3.1 to the SolarCity Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013)

3.4	Amended and Restated Bylaws of SolarCity Corporation (incorporated by reference to Exhibit 3.2 to the SolarCity Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013)

3.5	First Amendment to the Amended and Restated Bylaws of SolarCity Corporation (incorporated by reference to Exhibit 3.1 to the SolarCity Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2016)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters**

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1)**

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)**

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm**

23.4	Consent of Ernst & Young LLP, independent registered public accounting firm**

24.1	Power of Attorney (included in signature page)++

99.1	Consent of Evercore Group, L.L.C.**

99.2	Consent of Lazard Frères & Co., LLC**

99.3	Form of Proxy of Tesla Motors, Inc.++

99.4	Form of Proxy of SolarCity Corporation++

*	Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tesla agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
+	To be filed by amendment.
++	Previously filed.
**	Filed herewith.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act of 1933”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(f) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(h) that every prospectus that (1) is filed pursuant to paragraph (g) immediately preceding, or (ii) purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

(j) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective;

(k) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue; and

(l) the undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Palo Alto, State of California, on September 29, 2016.

TESLA MOTORS, INC.

By:	/s/ Jason Wheeler
Name: Jason Wheeler
Title: Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Elon Musk	Chief Executive Officer and Director (Principal Executive Officer)	September 29, 2016

/s/ Jason Wheeler Jason Wheeler	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 29, 2016

* Brad W. Buss	Director	September 29, 2016

* Robyn M. Denholm	Director	September 29, 2016

* Ira Ehrenpreis	Director	September 29, 2016

* Antonio J. Gracias	Director	September 29, 2016

* Stephen T. Jurvetson	Director	September 29, 2016

* Kimbal Musk	Director	September 29, 2016

*By:	/s/ Jason Wheeler
Name:	Jason Wheeler
Title:	Attorney-in-Fact
September 29, 2016

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 31, 2016, among Tesla Motors, Inc., D Subsidiary, Inc. and SolarCity Corporation* (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and incorporated herein by reference)

2.2	Voting and Support Agreement, dated as of July 31, 2016, by and among SolarCity Corporation and Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003 (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and incorporated herein by reference)

3.1	Amended and Restated Certificate of Incorporation of Tesla Motors, Inc. (incorporated by reference to Exhibit 3.1 to the Tesla Motors, Inc. Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 29, 2010)

3.2	Amended and Restated Bylaws of Tesla Motors, Inc. (incorporated by reference to Exhibit 3.1 to the Tesla Motors, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2016)

3.3	Amended and Restated Certificate of Incorporation of SolarCity Corporation (incorporated by reference to Exhibit 3.1 to the SolarCity Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013)

3.4	Amended and Restated Bylaws of SolarCity Corporation (incorporated by reference to Exhibit 3.2 to the SolarCity Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013)

3.5	First Amendment to the Amended and Restated Bylaws of SolarCity Corporation (incorporated by reference to Exhibit 3.1 to the SolarCity Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2016)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters**

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1)**

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)**

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm**

23.4	Consent of Ernst & Young LLP, independent registered public accounting firm**

24.1	Power of Attorney (included in signature page)++

99.1	Consent of Evercore Group, L.L.C.**

99.2	Consent of Lazard Frères & Co. LLC**

99.3	Form of Proxy of Tesla Motors, Inc.++

99.4	Form of Proxy of SolarCity Corporation++

*	Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tesla agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
+	To be filed by amendment.
++	Previously filed.
**	Filed herewith.